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Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE OF ORIGINATING APPLICATION
TO THE COURT OF QUEEN'S BENCH OF ALBERTA

INFORMATION CIRCULAR

CONCERNING THE ACQUISITION OF
TALISMAN ENERGY INC.
BY
REPSOL S.A.

January 13, 2015

LETTER TO SHAREHOLDERS
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE OF ORIGINATING APPLICATION
INFORMATION CIRCULAR

INTRODUCTORY INFORMATION	1
General	1
Forward-looking Information and Statements	1
Information for U.S. Shareholders	2
Currency	3
GLOSSARY	4
SUMMARY INFORMATION	11
THE ARRANGEMENT	17
Background to the Arrangement	17
Recommendation of the Board of Directors	25
Reasons for the Arrangement	25
Fairness Opinions	26
Support Agreements	27
Summary of the Arrangement	27
Dividends on Common Shares	27
Arrangement Steps	28
Procedure for the Arrangement Becoming Effective	29
Timing	30
Sources of Funds for the Arrangement	30
Expenses	31
Stock Exchange Delisting	31
The Arrangement Agreement	31
Key Regulatory Approvals	39
Preferred Shares	41
Interests of Directors and Executive Officers in the Arrangement	42
Canadian Securities Law Matters	46
Certain Canadian Federal Income Tax Considerations	47
Certain United States Federal Income Tax Considerations	50
Risk Factors	52
Procedures for the Surrender of Common Shares and Preferred Shares and Receipt of the Consideration	53
Rights of Dissent	56
Litigation Relating to the Arrangement	58
Legal Matters	59

INFORMATION CONCERNING TALISMAN	59
General	59
Market for Shares	59
Directors and Officers of the Company	60
Auditors	61
Additional Information	61
INFORMATION CONCERNING REPSOL AND ACQUISITIONCO	61
GENERAL PROXY MATTERS	61
Solicitation of Proxies	61
Appointment and Revocation of Proxies	61
Signature of Proxy	62
Voting of Proxies	62
Exercise of Discretion of Proxy	63
Currency Election	63
Voting Shares and Principal Holders Thereof	63
Advice for Non-Registered Shareholders	63
Procedure and Votes Required	64
OTHER INFORMATION	65
Interest of Informed Persons in Material Transactions	65
Directors' Approval	65

APPENDICES
Appendix A — Arrangement Resolution	A-1
Appendix B — Arrangement Agreement	B-1
Appendix C — Plan of Arrangement	C-1
Appendix D — Interim Order	D-1
Appendix E — Opinions of Goldman Sachs Canada Inc.	E-1
Appendix F — Opinions of Nomura Securities International, Inc.	F-1
Appendix G — Voting Information	G-1
Appendix H — Section 190 of the Canada Business Corporations Act	H-1

i

 LETTER TO SHAREHOLDERS

January 13, 2015

Dear Shareholders:

        You are invited to attend a special meeting (the "Meeting") of the holders of Common Shares and the holders of Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 (the "Preferred Shares") of Talisman Energy Inc. ("Talisman" or the "Company") to be held in the Glen Room 202/203, South Building, Upper Level of the Calgary TELUS Convention Centre, 120 – 9 Avenue S.E., Calgary, Alberta, Canada, on February 18, 2015 at 11:00 a.m. (Calgary time).

        At the Meeting, Talisman shareholders will be asked to consider and, if deemed advisable, to pass a special resolution approving an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act which provides for the acquisition by TAPBC Acquisition Inc., an indirect wholly-owned subsidiary of Repsol S.A., of all of the outstanding Common Shares and Preferred Shares of Talisman.

        Full details of the Arrangement are set out in the accompanying Notice of Special Meeting of Shareholders and Information Circular. The following is a summary of the relevant terms of the Arrangement for the holders of outstanding shares:

  •
  Common Shareholders (other than dissenting holders of Common Shares) will receive, for each Common Share held, U.S.$8.00 in cash; and

  •
  Preferred Shareholders (other than dissenting holders of Preferred Shares), if they participate in the Arrangement, will receive, for each Preferred Share held, Cdn.$25.00 together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the date of completion of the Arrangement, in cash.

        Talisman is also permitted to declare and pay aggregate cash dividends of up to U.S.$0.1125 per Common Share before the closing of the Arrangement.

        For additional details about the Arrangement, see "The Arrangement" in the Information Circular which accompanies this letter.

        The Arrangement is subject to customary closing conditions for a transaction of this nature, including court approval, approval of at least 66 2/3% of the votes cast by the Common Shareholders present in person or represented by proxy at the Meeting and applicable government and regulatory approvals by, among others, the relevant authorities in Canada, the United States and Europe. Approval of the Preferred Shareholders will also be sought at the Meeting to allow the Preferred Shareholders to participate in the Arrangement in the manner described above. The Preferred Shareholders will vote on the Arrangement as a separate class, and their participation in the Arrangement will require the approval of at least 66 2/3% of the votes cast by the Preferred Shareholders present in person or represented by proxy at the Meeting. However, completion of the Arrangement is not conditioned upon approval by the Preferred Shareholders; if the requisite approval of the Preferred Shareholders is not obtained, the Preferred Shares will be excluded from the Arrangement and will remain outstanding following the completion of the Arrangement.

        Goldman Sachs Canada Inc. and Nomura Securities International, Inc. have each provided the board of directors of the Company (the "Board") with opinions that, as of December 15, 2014 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration per Common Share to be paid to holders of Common Shares (other than Repsol and its affiliates) and the Consideration per Preferred Share to be paid to holders of Preferred Shares (other than Repsol and its affiliates), in each case under the Arrangement, was fair from a financial point of view to such holders.

        The Board, after consulting with its financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of the Company and that the Arrangement is fair to the Common Shareholders and to the Preferred Shareholders. Accordingly, the Board unanimously recommends that the Common Shareholders and the Preferred Shareholders vote in favour of the Arrangement.

        The accompanying Notice of Special Meeting of Shareholders and Information Circular describe the Arrangement and include certain additional information to assist you in considering how to vote on the proposed special resolution. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax or other professional advisors.

        YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. Registered holders of Common Shares who are unable to attend the Meeting in person are requested to complete the enclosed form of proxy and return it in the envelope provided to the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 by mail, by hand or by courier no later than 11:00 a.m. (Calgary time) on February 13, 2015, or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Alternatively, telephone and internet voting options are available. Please see the form of proxy for more details. Non-registered shareholders are advised to refer to the Information Circular and to the Voting Instruction Form provided to them for instructions relevant to them. Late proxies may be accepted or rejected by the Chairman of the Meeting at his sole discretion; the Chairman of the Meeting is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

        Also, if you are a registered holder of Common Shares that are represented by share certificate(s), in order to receive the cash consideration that you are entitled to upon the completion of the Arrangement, you must complete and sign the letter of transmittal and return such letter of transmittal, together with your share certificate(s) and any other required documents and instruments, to the depositary named in the letter of transmittal. If your Common Shares are not represented by share certificate(s), but rather have been reported to you by a Direct Registration Advice, you are not required to submit your Direct Registration Advice in order to receive the cash consideration. You must complete and sign the applicable letter of transmittal and return such letter of transmittal and any other required documents and instruments to the depositary named in the letter of transmittal, in accordance with the procedures set out in the letter of transmittal. If the Arrangement is completed, you will receive payment for your Common Shares in U.S. dollars unless you make a currency election in the letter of transmittal, as described in the Information Circular.

        If you are a non-registered shareholder and hold your Common Shares or Preferred Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, you should carefully follow the instructions of your intermediary to ensure that your Common Shares or Preferred Shares are voted at the Meeting in accordance with your instructions, to arrange for your intermediary to complete the necessary transmittal documents and to ensure that you receive payment for your shares if the Arrangement is completed. As all Preferred Shares are held in book-entry only form in the name of CDS & Co., there is no need for any Preferred Shareholder, other than CDS & Co., to deliver any share certificates. If the Arrangement is completed, and you are a non-registered Common Shareholder, you will receive payment for your Common Shares in U.S. dollars unless you arrange for your intermediary to make a currency election on your behalf. Preferred Shareholders will receive any payment in Canadian dollars. See Appendix G to the Information Circular, "Voting Information", for additional information.

        If you have any questions or require more information with regard to voting your Common Shares or Preferred Shares, please contact the Company's proxy solicitation agent, Kingsdale Shareholder Services, by (i) toll-free telephone in North America at 1-866-581-1570 or collect call at 1-416-867-2272, or (ii) email at contactus@kingsdaleshareholder.com.

Yours truly,

Harold N. Kvisle
President and Chief Executive Officer
Talisman Energy Inc.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 18, 2015

        NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated January 13, 2015, a special meeting (the "Meeting") of the holders of Common Shares and the holders of Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 (the "Preferred Shares") of Talisman Energy Inc. (the "Company") will be held in the Glen Room 202/203, South Building, Upper Level of the Calgary TELUS Convention Centre, 120 – 9 Avenue S.E., Calgary, Alberta, Canada, on February 18, 2015 at 11:00 a.m. (Calgary time) for the following purposes:

  (a)
  to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular of the Company (the "Information Circular"), to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving the acquisition of the Company by an indirect wholly-owned subsidiary of Repsol S.A., all as more particularly described in the Information Circular; and

  (b)
  to transact such other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

        Separate class votes for the holders of Common Shares and the holders of Preferred Shares will take place at the Meeting.

        The Arrangement is described in the Information Circular. The full text of the Arrangement Resolution is set out in Appendix A to the Information Circular.

        The Company has set January 9, 2015 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting. Only the shareholders whose names were entered in the registers of the holders of Common Shares and Preferred Shares as at 5:00 p.m. (Calgary time) on January 9, 2015 will be entitled to receive notice of and to vote their shares at the Meeting.

        Pursuant to the Interim Order, registered shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares or Preferred Shares, as applicable, in accordance with the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. A registered shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be received by the Company c/o Norton Rose Fulbright Canada LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven Leitl, by no later than 4:00 p.m. (Calgary time) on February 17, 2015 (or the day that is one business day immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the dissent procedures described in the Information Circular. Notwithstanding the foregoing, no registered holder of Preferred Shares who has validly exercised the holder's right to dissent shall be entitled to be paid the fair value for the holder's Preferred Shares in the event that the approval of the Arrangement by the holders of the Preferred Shares is not obtained at the Meeting or that holders of Preferred Shares do not participate in the Arrangement. A shareholder's right to dissent is more particularly described in the Information Circular, and a copy of the Interim Order and the text of section 190 of the CBCA are set forth in Appendix D and Appendix H, respectively, to the Information Circular.

        Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares or Preferred Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee, or other intermediary and who wish to dissent should be aware that only registered holders of Common Shares and Preferred Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares or Preferred Shares desiring to exercise this right must make arrangements for the Common Shares or Preferred Shares beneficially owned by such person to be registered in that person's name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Common Shares or Preferred Shares to dissent on that person's behalf. It is recommended that any shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the CBCA as modified by the Interim Order and the Plan of Arrangement may prejudice such shareholder's right to dissent.

        A shareholder may attend the Meeting in person or may be represented by proxy. Registered holders of Common Shares who are unable to attend the Meeting and registered holders of Common Shares planning to attend the Meeting are encouraged to complete, sign, date, and return the accompanying form of proxy so that such shareholder's shares can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with such shareholder's instructions. To be effective, the enclosed proxy must be received by Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by mail, by hand or by courier no later than 11:00 a.m. (Calgary time) on February 13, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Registered shareholders may also use the internet site at www.investorvote.com or telephone 1-866-732-VOTE (8683) to transmit their voting instructions. The time limit for the deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

        Non-registered shareholders who hold their Common Shares or Preferred Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Common Shares or Preferred Shares, as applicable, are voted at the Meeting in accordance with such shareholder's instructions. Preferred Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares. CDS & Co. may only vote the Preferred Shares in accordance with instructions received from the non-registered holders of the Preferred Shares.

        A shareholder that has questions or requires more information with regard to the voting of shares should contact the Company's proxy solicitation agent, Kingsdale Shareholder Services, by (i) toll-free telephone in North America at 1-866-581-1570 or collect call at 1-416-867-2272, or (ii) email at contactus@kingsdaleshareholder.com.

        Dated at the City of Calgary, in the Province of Alberta, this 13th day of January, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

C. Tamiko Ohta Vice President, Legal and Corporate Secretary

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS
CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED,
AND IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING TALISMAN ENERGY INC. ET AL

NOTICE OF ORIGINATING APPLICATION

        NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Talisman Energy Inc. (the "Company") with respect to a proposed arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), involving the Company, Repsol S.A., TAPBC Acquisition Inc. ("AcquisitionCo") and the holders of common shares of the Company (the "Common Shareholders"), the holders of Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 of the Company (the "Preferred Shareholders" and, together with the Common Shareholders, the "Shareholders") and the holders of certain other of the securities and incentive awards of the Company. The Arrangement is described in greater detail in the information circular of the Company dated January 13, 2015 (the "Information Circular") accompanying this Notice of Originating Application.

        At the hearing of the Application, the Company intends to seek:

  (a)
  an order approving the Arrangement pursuant to the provisions of section 192 of the CBCA;

  (b)
  a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the Shareholders and other affected persons;

  (c)
  a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 192 of the CBCA, become effective in accordance with its terms and will be binding on and after the Effective Time (as defined in the plan of arrangement setting forth the Arrangement); and

  (d)
  such other and further orders, declarations and directions as the Court may deem just.

        AND NOTICE IS FURTHER GIVEN that the said Application was directed to be heard before a Justice of the Court at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on February 20, 2015 at 10:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Shareholder or any other interested party desiring to support or oppose the Application, may appear at the time of hearing in person or by counsel for that purpose. Any Common Shareholder, Preferred Shareholder or any other interested party desiring to appear at the hearing for the final order approving the Arrangement is required to file with the Court, and serve upon the Company at or before 4:00 p.m. (Calgary time) on February 13, 2015, a notice of intention to appear, including an address for service in the Province of Alberta, indicating whether such Common Shareholder, Preferred Shareholder or other interested party intends to support or oppose the application or make submissions at the hearing, together with a summary of the position such Common Shareholder, Preferred Shareholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court by such Common Shareholder, Preferred Shareholder or other interested party. Service on the Company shall be effected by delivery to the solicitors for the Company at the address below. If any Common Shareholder, Preferred Shareholder or other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

        AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by the Company and that, in the event the hearing of the Application is adjourned, only those persons who have appeared before the Court for the application at the hearing, or who have filed a notice of intention to appear as described above, shall be served with notice of the adjourned date.

        AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of Shareholders for the purpose of Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of section 190 of the CBCA, as modified by such Interim Order and the plan of arrangement setting forth the Arrangement.

        AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the under-mentioned solicitors for the Company upon written request delivered to such solicitors as follows:

  Norton Rose Fulbright Canada LLP
  Suite 3700
  400 – 3rd Avenue S.W.
  Calgary, Alberta T2P 4H2
  Attention:           Steven Leitl
  Facsimile No.:    403-264-5973

        DATED at the City of Calgary, in the Province of Alberta, this 13th day of January, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF TALISMAN ENERGY INC.

C. Tamiko Ohta Vice President, Legal and Corporate Secretary

INFORMATION CIRCULAR

January 13, 2015

INFORMATION CIRCULAR

INTRODUCTORY INFORMATION

General

        This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the Meeting and any adjournments or postponements thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

        All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix C to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

        These Meeting materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such Shares on your behalf.

        All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary". Information contained in this Information Circular is given as of January 13, 2015, unless otherwise specifically stated.

Forward looking Information and Statements

        This Information Circular contains information that constitutes "forward looking information" or "forward looking statements" (collectively, "forward looking information") within the meaning of applicable securities legislation. This forward looking information includes, but is not limited to, statements regarding: the anticipated benefits of the Arrangement to the Company and its securityholders; the timing and anticipated receipt of required regulatory, court and Shareholder approvals for the Arrangement; the ability of the Company and Repsol and AcquisitionCo to satisfy the other conditions to, and to complete, the Arrangement; and the anticipated timing for the completion of the Arrangement and delisting of the Common Shares from the TSX and NYSE and the Preferred Shares from the TSX. The factors, expectations or assumptions on which the forward looking information are based include: assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, Shareholder and other third party approvals, including but not limited to the receipt of applicable foreign investment and/or competition approval required in Canada, the United States and elsewhere; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and other expectations and assumptions concerning the Arrangement. The Company believes the material factors, expectations and assumptions reflected in the forward looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

        Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward looking information contained in this Information Circular. The material risk factors include, but are not limited to: the failure of the Company and Repsol to obtain the necessary Shareholder, regulatory, court and other third party approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all. Failure to obtain such approvals, or the failure of the Parties to otherwise satisfy the conditions to the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company's current business relationships (including with future and prospective employees, customers, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. Furthermore, the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay a fee to Repsol, the result of which could have a material adverse effect on the Company's financial position and results of operations and its ability to fund growth prospects and current operations.

        The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations, financial results or strategy are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or management's estimates or opinions change, except as required by law.

Information for U.S. Shareholders

        The Company is a corporation organized under the laws of Canada. The solicitation of proxies and the transaction contemplated in this Information Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The solicitation of proxies for the Meeting is not subject to the requirements applicable to proxy statements under the 1934 Act. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the 1934 Act. Specifically, information contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to U.S. disclosure standards. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under U.S. corporate and securities laws relating to U.S. corporations.

        The enforcement by Shareholders of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that the Company is organized under the laws of Canada, that the majority of the executive officers and directors of the Company are residents of countries other than the United States, that some of the experts named in this Information Circular are residents of countries other than the United States, and that a large portion of the assets of the Company and such persons are, or will be, located outside the United States. In addition, the courts of Canada may not enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal and state securities legislation in the United States and all rules, regulations and orders promulgated thereunder.

        The Arrangement has not been approved or disapproved by the SEC or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or the merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Information Circular.

        Shareholders that are U.S. Holders (as defined under "The Arrangement — Certain United States Federal Income Tax Considerations") are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of participating in the Arrangement and should carefully read the information under "The Arrangement — Certain United States Federal Income Tax Considerations".

Currency

        Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in U.S. dollars. The following table sets forth, for the periods indicated, the high, low, average and period-end noon spot rates of exchange for the U.S. dollar, expressed in U.S. dollars per Canadian dollar, based on the data published by the Bank of Canada.

	Year Ended December 31 (U.S.$)
	2014	2013	2012
Rate at end of Period	0.8620	0.9402	1.0051
Average rate during Period	0.9054	0.9710	0.9996
High during Period	0.9422	1.0164	1.0418
Low during Period	0.8589	0.9348	0.9710

        On January 13, 2015, the noon rate published by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.1948 and for Canadian dollars into U.S. dollars was Cdn.$1.00 = U.S.$0.8370.

        Payments to the Common Shareholders under the Arrangement will be denominated in U.S. dollars. However, Common Shareholders who hold their Common Shares in Canadian dollar-denominated accounts with a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary may have such payments automatically exchanged into Canadian dollars based on the exchange rate available to such intermediary on the date the funds are converted. Common Shareholders who wish to receive Canadian dollars in such circumstances are advised to contact the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary through which they hold their Common Shares in advance of closing of the Arrangement to make appropriate arrangements.

        Any payments to the Preferred Shareholders under the Arrangement will be denominated in Canadian dollars.

 GLOSSARY

        The following is a glossary of certain terms used in this Information Circular, including the Summary Information section hereof:

        "1934 Act" means the United States Securities Exchange Act of 1934, as amended;

        "Acquisition Proposal" means any proposal, inquiry or offer (written or oral) from any third party or group relating to: (a) any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution, share exchange, spin-off or sale of assets (including any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets) involving or relating to the Company and/or its Subsidiaries; (b) any purchase or sale of shares, other securities or assets of the Company and/or its Subsidiaries and/or any right or interests therein; (c) any voting agreement, trust, partnership, proxy or other arrangement with respect to the Company and/or its Subsidiaries; or (d) any transactions or arrangements similar to, or having the same economic effect or consequences, as the foregoing, which, in each case, in one or a series of related transactions, represents; (e) 20% or more of the voting or equity securities of the Company (in terms of number of securities or voting power); or (f) 15% or more of the (i) voting or equity securities of the Company's Subsidiaries (in terms of number of securities or voting power) or (ii) consolidated assets, consolidated revenue or consolidated income of the Company and the Company's Subsidiaries taken as a whole (provided that for the purposes of the Termination Fee, the foregoing reference to "20% or more" in paragraph (e) above and "15% or more" in subparagraph (f)(i) above shall be deemed to be "100%" and the reference to "15% or more" in subparagraph (f)(ii) above shall be deemed to be "all or substantially all"), excluding the Arrangement and the transactions contemplated by the Arrangement Agreement;

        "AcquisitionCo" means TAPBC Acquisition Inc., a corporation incorporated under the CBCA and an indirect wholly-owned Subsidiary of Repsol;

        "affiliate" has the meaning ascribed thereto in the Securities Act;

        "Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

        "Arrangement Agreement" means the arrangement agreement dated as of December 15, 2014 among Repsol, AcquisitionCo and the Company, as amended on January 12, 2015, pursuant to which Repsol, AcquisitionCo and the Company have proposed to implement the Arrangement, a copy of which is attached as Appendix B to this Information Circular, as such agreement may be further amended or amended and restated in accordance with its terms;

        "Arrangement Resolution" means the special resolution to approve the Arrangement to be presented to the Common Shareholders and Preferred Shareholders at the Meeting in the form attached as Appendix A to this Information Circular;

        "Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required under subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made giving effect to the Arrangement, in form and substance satisfactory to the Parties, acting reasonably;

        "associate" has the meaning ascribed thereto in the Securities Act;

        "Board" means the board of directors of the Company;

        "business day" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Canada; Madrid, Spain; or the State of New York, United States;

        "Canadian Dollar Equivalent" means, with respect to any amount that is denominated in United States dollars, the amount of Canadian dollars that is equivalent to such United States dollar-denominated amount based on the noon exchange rate of United States dollars to Canadian dollars on the date that is three Business Days preceding the Effective Date, as reported by the Bank of Canada;

        "Cash Consideration" means the cash amount to be paid pursuant to the Arrangement for: (i) each Common Share, being the Consideration per Common Share and (ii) each Preferred Share, being the Consideration per Preferred Share;

        "Cash Unit Plans" means the long-term cash unit plans and agreements of certain of the Company Subsidiaries governing the Cash Units;

        "Cash Units" means the outstanding stock appreciation rights of the Company granted under the Cash Unit Plans;

        "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

        "Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement;

        "CFIUS" means the Committee on Foreign Investment in the United States, which, as the context may require, includes any member agency or governmental subdivision of the United States government that is a member of the Committee on Foreign Investment in the United States as specified in Exon-Florio and otherwise in accordance with the requirements of Exon-Florio;

        "CFIUS Clearance" means the giving of notice to the Parties with respect to the transactions contemplated hereby in accordance with the requirements of Exon-Florio and its applicable regulations and the receipt by the Parties of written notice from CFIUS of its (a) determination that the transactions contemplated hereby are not subject to section 721 of Exon-Florio, (b) determination to the effect that review of all of the transactions contemplated hereby has been concluded and that a determination has been made that there are no unresolved national security concerns, or (c) following an investigation conducted by CFIUS pursuant to 31 C.F.R. § 800.503, CFIUS reports the transactions contemplated hereby to the President of the United States and the President of the United States makes a decision not to suspend or prohibit such transactions pursuant to his authorities under Exon-Florio;

        "Commissioner of Competition" means the Commissioner of Competition appointed pursuant to section 7(1) of the Competition Act or his designee;

        "Common Shareholder Approval" means the requisite approval of the Arrangement Resolution by the Common Shareholders as set forth in the Interim Order, being at least 66 2/3% of the votes cast on the Arrangement Resolution by the Common Shareholders, voting as a separate class, present in person or represented by proxy at the Meeting;

        "Common Shareholders" means the holders of the Common Shares;

        "Common Shares" means common shares in the capital of the Company;

        "Company" or "Talisman" means Talisman Energy Inc., a corporation amalgamated under the CBCA;

        "Company Investees" means Equion Energia Limited and Talisman Sinopec Energy (UK) Limited;

        "Company Option Plan" means the employee stock option plan of the Company dated May 2004;

        "Company Options" means the outstanding options to purchase Common Shares granted under the Company Option Plan;

        "Company Performance Share Unit Plan" means the performance share unit plan for eligible employees of the Company and its affiliates dated April 1, 2009;

        "Company PSUs" means the outstanding performance share units granted under the Company Performance Share Unit Plan;

        "Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

        "Competition Act Approval" means any of: (a) the Commissioner of Competition having issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement; (b) the Commissioner of Competition having waived the obligation to file notifications under section 114 of the Competition Act and having issued a No Action Letter; or (c) the Parties having filed notifications under section 114 of the Competition Act and the applicable waiting period under section 123 of the Competition Act having expired or been terminated and the Commissioner of Competition having issued a No Action Letter;

        "Competition Tribunal" means the Competition Tribunal established under subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c. 19 (2nd Supp.), as amended;

        "Consideration per Common Share" means $8.00;

        "Consideration per Preferred Share" means Cdn.$25.00, together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the Effective Date;

        "Court" means the Court of Queen's Bench of Alberta;

        "DDSU Plan" means the Company's Director Deferred Share Unit Plan amended and restated as of May 4, 2010;

        "DDSUs" means deferred share units issued under the DDSU Plan;

        "Demand for Payment" means a written notice of a Dissenting Shareholder containing his or her name and address, the number and class of Dissenting Shares and a demand for payment of the fair value of such Shares, submitted to the Company;

        "Depositary" means Computershare Trust Company of Canada, as depositary for the Shares in connection with the Arrangement;

        "Director" means the Director appointed pursuant to section 260 of the CBCA;

        "Director of Investments" means the Director of Investments appointed under section 6 of the Investment Canada Act;

        "Dissent Rights" means the rights of dissent in favour of the registered holders of Common Shares and Preferred Shares in respect of the Arrangement described in the Plan of Arrangement;

        "Dissenting Shareholders" means registered Common Shareholders or registered Preferred Shareholders who validly exercise Dissent Rights;

        "Dissenting Shares" means Shares in respect of which a Dissenting Shareholder has validly exercised Dissent Rights;

        "EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System;

        "EDSU Plan" means the Company's Executive Deferred Share Unit Plan dated December 9, 2011;

        "EDSUs" means deferred share units issued under the EDSU Plan;

        "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

        "Effective Time" means the time on the Effective Date at which the Articles of Arrangement are sent to the Director pursuant to subsection 192(6) of the CBCA;

        "EU Approval" means the approvals described under "Part C — European Union" in Schedule "C" to the Arrangement Agreement;

        "EU Merger Regulation" means Council Regulation (EU) No.139/2004 of 20th January 2004 on the control of concentrations between undertakings;

        "Exchanges" means the TSX and the NYSE;

        "Exon-Florio" means section 721 of Title VII of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, P.L. 110-49, 121 Stat. 246 (codified at 50 U.S.C. App. 2170) and regulations thereto, codified at 31 C.F.R. Part 800, et seq., as amended;

        "Fairness Opinions" means, collectively, the Goldman Sachs Fairness Opinions and the Nomura Fairness Opinions;

        "Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 192(3) of the CBCA, in a form acceptable to the Company and the Purchaser Parties, acting reasonably, as such order may be amended by the Court (with the written consent of both the Company and the Purchaser Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably) on appeal;

        "GAAP" means generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants;

        "Goldman Sachs" means Goldman Sachs Canada Inc., one of the financial advisors to the Company;

        "Goldman Sachs Fairness Opinions" means the opinions of Goldman Sachs dated December 15, 2014 set forth in Appendix E to this Information Circular, one of which relates to the Common Shares and one of which relates to the Preferred Shares;

        "Governmental Entity" means (a) any multinational, federal, provincial, territory, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (c) any stock exchange or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

        "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

        "HSR Approval" means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by the Arrangement Agreement under the HSR Act;

        "Incentive Awards" means, collectively, the Company Options and Company PSUs;

        "Information Circular" means this information circular of the Company dated January 13, 2015, together with all Appendices hereto, distributed by the Company to Shareholders in connection with the Meeting;

        "Interim Order" means the interim order of the Court dated January 13, 2015 pursuant to the CBCA, containing declarations and directions with respect to the Arrangement and the Meeting, a copy of which order is attached as Appendix D to this Information Circular;

        "Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

        "Investment Canada Approval" means the responsible Minister under the Investment Canada Act having sent a notice to Repsol or to AcquisitionCo (or to the Purchaser Parties) stating that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or the Minister having been deemed to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada;

        "Key Regulatory Approvals" means the approvals set forth in Schedule "C" to the Arrangement Agreement, and such other approvals agreed to by the Parties;

        "Law" or "Laws" means all laws (including common law), statutes, by-laws, rules, regulations, principles of law and equity, orders, codes, protocols, guidelines, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

        "Letter of Transmittal" means the letter of transmittal enclosed with this Information Circular pursuant to which a Common Shareholder is required to deliver certificates representing Common Shares in order to receive the Consideration per Common Share payable in respect of such Commons Shares under the Arrangement;

        "Material Adverse Effect" means, with respect to the Company, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Company, its Subsidiaries and the Company Investees, taken as a whole, other than any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (a) conditions affecting the oil and gas industry as a whole; (b) general political, economic, financial, currency exchange, securities, credit or commodity market conditions; (c) changes in the market price of crude oil or natural gas or related hydrocarbons; (d) the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby; (e) any change in applicable Laws, GAAP or IFRS; (f) terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, crisis or emergency or any government response to any of the foregoing in any one or more of the jurisdictions agreed to by the Parties; (g) the failure of the Company to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flow or production of petroleum substances for any period ending on or after the date of the Arrangement Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect); (h) any action or inaction taken by the Company that is expressly permitted in the Arrangement Agreement or to which the Purchaser Parties have provided prior written consent; or (i) any decline in the trading price or trading volumes of Common Shares, Preferred Shares or other securities of the Company (provided, however, that the causes underlying such decline may be considered to determine whether such causes constitute a Material Adverse Effect) (and where, in the case of (a), (b), (c), (e) and (f), such effect relating to or resulting from the foregoing does not: (i) primarily relate only to (or have the effect of primarily relating to) the Company; or (ii) have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Company, its Subsidiaries and the Company Investees, taken as a whole, as compared to the corresponding effect on persons in comparable situations engaged in the oil and gas industry generally) and references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a "Material Adverse Effect" has occurred;

        "Meeting" means the special meeting of Shareholders to be held on February 18, 2015, and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution and the other matters referred to in the Notice of Meeting;

        "MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

        "Nomura" means Nomura Securities International, Inc., one of the financial advisors to the Company;

        "Nomura Fairness Opinions" means the opinions of Nomura dated December 15, 2014 set forth in Appendix F to this Information Circular, one of which relates to the Common Shares and one of which relates to the Preferred Shares;

        "Notice of Meeting" means the Notice of Special Meeting of Shareholders that accompanies this Information Circular;

        "NYSE" means the New York Stock Exchange;

        "Offer to Pay" means the written offer of AcquisitionCo to each Dissenting Shareholder who has sent a Demand for Payment to pay for its Shares in an amount considered by AcquisitionCo to be the fair value of the Shares;

        "Outside Date" means July 31, 2015, or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Key Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than 10 days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if it has failed to fulfill any of its obligations in the Arrangement Agreement in relation to obtaining such Key Regulatory Approval;

        "Parties" means, collectively, Repsol, AcquisitionCo and the Company, and "Party" means any one of Repsol, AcquisitionCo or the Company;

        "person" includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

        "Plan of Arrangement" means the plan of arrangement attached as Appendix C to this Information Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser Parties, each acting reasonably;

        "Preferred Share Acquisition Condition" means that (a) the Arrangement has been approved by the Preferred Shareholders in accordance with the Interim Order, and (b) either (i) Dissent Rights have been duly and validly exercised in respect of not more than 10% of the outstanding Preferred Shares or (ii) the Purchaser Parties have waived the condition precedent in their favour in the Arrangement Agreement that Dissent Rights have been duly and validly exercised in respect of not more than 10% of the outstanding Preferred Shares;

        "Preferred Shareholder Approval" means the requisite approval of the Arrangement Resolution by the Preferred Shareholders, as set forth in the Interim Order, being at least 66 2/3% of the votes cast on the Arrangement Resolution by the Preferred Shareholders, voting as a separate class, present in person or represented by proxy at the Meeting;

        "Preferred Shareholders" means the holders of Preferred Shares;

        "Preferred Shares" means the Cumulative Redeemable Rate Reset First Preferred Shares, Series 1, in the capital of the Company;

        "Purchaser" means Repsol;

        "Purchaser Parties" means, collectively, Repsol and AcquisitionCo;

        "Record Date" means January 9, 2015;

        "Regulatory Approvals" means those determinations (actual or deemed), sanctions, rulings, waivers, consents, orders, permits, exemptions reviews, decisions, certificates, No Action Letters and other approvals of (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), or any registration or filing with, any Governmental Entity required in connection with the Arrangement, including the Key Regulatory Approvals;

        "Repsol" means Repsol S.A., a limited liability company (sociedad anónima) organized under the laws of Spain;

        "RSU Plan" means, collectively, (i) the global restricted share unit plan for eligible employees of the Company and its affiliates dated April 1, 2013, and (ii) the restricted share unit plan for eligible employees of the Company dated September 1, 2007, as amended on December 10, 2008;

        "RSUs" means restricted share units granted under the RSU Plan;

        "SEC" means the U.S. Securities and Exchange Commission;

        "Securities Act" means the Securities Act, R.S.A. 2000, c. S-4, as amended;

        "Securities Laws" means the Securities Act, all other applicable Canadian securities laws and all rules and regulations and published policies thereunder, United States federal and state securities laws and all rules and regulations and published policies thereunder and applicable stock exchange rules and listing standards of the Exchanges;

        "SEDAR" means the System for Electronic Document Analysis and Retrieval;

        "Shareholder Rights Plan" means the Amended and Restated Shareholder Rights Plan Agreement dated as of May 4, 2011 between the Company and Computershare Trust Company of Canada, as rights agent;

        "Shareholders" means, collectively, the Common Shareholders and the Preferred Shareholders;

        "Shares" means, collectively, the Common Shares and the Preferred Shares;

        "Strike Price" means, with respect to any Company Option, the price, denominated in either Canadian dollars or United States dollars, at which the Company Option may be exercised by the holder thereof pursuant to the agreement, certificate or other instrument granting or confirming the grant of the Company Option;

        "Subsidiary" has the meaning ascribed thereto in the Securities Act;

        "Superior Proposal" means an unsolicited bona fide written Acquisition Proposal made after the date of the Arrangement Agreement by a third party or group: (a) to acquire not less than all of the outstanding Common Shares or all or substantially all of the Company's assets; (b) that complies with all Securities Laws; (c) that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from an independent financial advisor of nationally recognized reputation and outside legal counsel) to have been obtained or is reasonably likely to be obtained; (d) is not subject to a due diligence and/or access condition that would allow greater access to the books, records or personnel of the Company or the Company's Subsidiaries than was made available to Repsol prior to the date of the Arrangement Agreement; (e) that the Board and any relevant committee thereof has determined in good faith (after receipt of advice from an independent financial advisor of nationally recognized reputation and outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory (including all Key Regulatory Approvals, to the extent applicable) and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (f) in respect of which the Board and/or any relevant committee thereof determines in good faith (after receipt of advice from an independent financial advisor of nationally recognized reputation with respect to (ii) below and outside legal counsel with respect to (i) below) that (i) the failure to recommend such Acquisition Proposal to the Common Shareholder would be inconsistent with its fiduciary duties under applicable Laws and (ii) such Acquisition Proposal would if consummated in accordance with its terms, result in a transaction more favourable to the Common Shareholders, from a financial point of view, than the Arrangement, including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser Parties pursuant to section 7.2(h) of the Arrangement Agreement;

        "Support Agreements" means the lock-up agreements pursuant to which certain of the directors and all of the executive officers of Talisman have agreed to, among other things, vote in favour of the Arrangement, in substantially the form set forth in Schedule "D" to the Arrangement Agreement;

        "Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

        "Termination Fee" has the meaning ascribed thereto under "The Arrangement — The Arrangement Agreement — Termination Fee";

        "Transfer Agent" means Computershare Trust Company of Canada;

        "TSEUK" means Talisman Sinopec Energy (UK) Limited; and

        "TSX" means the Toronto Stock Exchange.

        Certain other terms are defined in other sections of this Information Circular and used in those sections as defined therein. In addition, certain other terms used herein but not defined herein are defined in the Arrangement Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Arrangement Agreement.

        Where the context requires, references in this Information Circular to "Talisman" or the "Company" include, for descriptive purposes only, the direct or indirect Subsidiaries of Talisman Energy Inc., partnership interests held by Talisman Energy Inc. and its Subsidiaries and Talisman's equity interests in TSEUK and Equion Energia Limited.

 SUMMARY INFORMATION

        The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is provided for convenience only and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. All capitalized terms used in this summary have the meanings set forth under "Glossary".

The Meeting

        The Meeting will be held in the Glen Room 202/203, South Building, Upper Level of the Calgary TELUS Convention Centre, 120 – 9 Avenue S.E., Calgary, Alberta, Canada, on February 18, 2015 at 11:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

        The business of the Meeting will be for the Common Shareholders and the Preferred Shareholders to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The full text of the Arrangement Resolution is set forth as Appendix A to this Information Circular.

The Record Date

        The Record Date for determining Shareholders entitled to receive notice of and to vote at the Meeting is January 9, 2015. See "General Proxy Matters — Appointment and Revocation of Proxies" and Appendix G "Voting Information" for additional information.

Summary of the Arrangement

        The Company entered into the Arrangement Agreement with Repsol and AcquisitionCo on December 15, 2014. A copy of the Arrangement Agreement is attached as Appendix B to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Appendix C to this Information Circular) pursuant to which, among other things, the following transactions will occur:

  •
  Common Shareholders (other than dissenting Common Shareholders) will receive, for each Common Share held, $8.00 in cash; and

  •
  Preferred Shareholders (other than dissenting Preferred Shareholders), if they participate in the Arrangement, will receive, for each Preferred Share held, Cdn.$25.00 in cash together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the date of completion of the Arrangement.

        The Company anticipates that a dividend aggregating $0.1125 per Common Share, being the maximum amount allowable under the Arrangement Agreement, will be declared as of a record date prior to the completion of the Arrangement but no determination has yet been made by the Board with regard to such dividend. That determination will be influenced by the anticipated timing and likelihood of the completion of the Arrangement, and there is no assurance that such dividend will be declared.

        If the Arrangement is completed as contemplated by the Arrangement Agreement, the Company will become an indirect Subsidiary of Repsol.

        The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by the Common Shareholders present in person or represented by proxy at the Meeting.

        Preferred Shareholder Approval will also be sought at the Meeting to allow Preferred Shareholders to participate in the Arrangement in the manner described above. The Preferred Shareholders will vote on the Arrangement as a separate class of shares and their participation in the Arrangement will require the affirmative vote of at least 66 2/3% of the votes cast by the Preferred Shareholders present in person or represented by proxy at the Meeting. However, the approval of the Preferred Shareholders is not a condition to the completion of the Arrangement. If Preferred Shareholder Approval is not obtained at the Meeting, then the Preferred Shares will be excluded from the Arrangement and will remain outstanding following completion of the Arrangement.

        See "The Arrangement".

Talisman

        The Company is a global, upstream oil and gas company headquartered in Canada. The Company's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. The Company has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific.

        The Common Shares are listed and traded on the TSX and NYSE under the symbol "TLM". The Preferred Shares are listed and traded on the TSX under the symbol "TLM.PR.A".

        See "Information Concerning Talisman".

Repsol and AcquisitionCo

        Repsol is a corporation existing under the laws of Spain. As a consequence of the reorganization of the Spanish oil and gas industry, Repsol was founded in October, 1987 as a state-owned corporation, bringing together the companies in which the Spanish government had a majority ownership. The process of privatizing Repsol began in 1989 and was completed in 1997.

        Repsol operates in both the upstream (exploration and production of hydrocarbons) and downstream (refining, marketing, liquefied petroleum gas, chemicals and new energy activities) businesses, with operations in more than 30 countries and over 24,000 employees.

        Repsol's ordinary shares are currently listed on the four Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia) and on the Buenos Aires Stock Exchange. Repsol also has a sponsored program of American Depositary Shares (ADS), currently traded on the OTCQX market in the United States.

        Additional information relating to Repsol is available both on the Spanish securities markets authority (Comisión Nacional del Mercado de Valores) website (www.cnmv.es) and Repsol's website (www.repsol.com).

        AcquisitionCo is a corporation incorporated on December 11, 2014 under the CBCA and is an indirect wholly-owned Subsidiary of Repsol.

        See "Information Concerning Repsol and AcquisitionCo".

Fairness Opinions

        The Board retained Goldman Sachs and Nomura as its financial advisors to provide advice and assistance in evaluating the Arrangement, including opining on the fairness, from a financial point of view, of the consideration to be paid under the Arrangement to the Common Shareholders and Preferred Shareholders. In connection with this mandate, Goldman Sachs has prepared the Goldman Sachs Fairness Opinions and Nomura has prepared the Nomura Fairness Opinions. The Goldman Sachs Fairness Opinions and the Nomura Fairness Opinions state that, as of December 15, 2014 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration per Common Share to be paid to holders of Common Shares (other than Repsol and its affiliates) and the Consideration per Preferred Share to be paid to holders of Preferred Shares (other than Repsol and its affiliates), in each case under the Arrangement, was fair from a financial point of view to such holders. The full text of the written Goldman Sachs Fairness Opinions and the written Nomura Fairness Opinions, each dated December 15, 2014, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by each of Goldman Sachs and Nomura in connection with their respective Fairness Opinions, are attached as Appendix E and Appendix F, respectively, to this Information Circular and should be read carefully and in their entirety. The summaries of the Fairness Opinions in this Information Circular are qualified in their entirety by reference to the full text of the Fairness Opinions. The Fairness Opinions are not a recommendation as to how any Common Shareholder or Preferred Shareholder should vote with respect to the Arrangement or any other matter.

        See "The Arrangement — Fairness Opinions".

Recommendation of the Board

        The Board, after consulting with its financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of the Company and that the Arrangement is fair to the Common Shareholders and to the Preferred Shareholders. Accordingly, the Board unanimously recommends that the Common Shareholders and the Preferred Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement — Recommendation of the Board of Directors".

Background and Reasons for the Arrangement

        The Arrangement Agreement is the result of the arm's length negotiation of the Arrangement Agreement between the Company and Repsol. The background to the Arrangement, as well as the reasons of the Board for its recommendation of the Arrangement, are set forth in this Information Circular. See "The Arrangement — Background to the Arrangement" and "The Arrangement — Reasons for the Arrangement".

The Arrangement Agreement

        The following is a summary of certain material terms of the Arrangement Agreement and is qualified in its entirety by the more detailed summary contained in the main body of this Information Circular. The full text of the Arrangement Agreement is attached as Appendix B to this Information Circular. See "The Arrangement — The Arrangement Agreement".

Covenants, Representations and Warranties

        The Arrangement Agreement contains customary covenants, representations and warranties for an agreement of this nature. In addition, the Company has provided certain non-solicitation covenants in favour of the Purchaser Parties. A summary of the covenants, representations and warranties is provided in the main body of this Information Circular under the heading "The Arrangement — The Arrangement Agreement".

Conditions to the Arrangement

        The obligations of the Company and the Purchaser Parties to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement. These conditions include, among others, Common Shareholder Approval, Court approval and the Key Regulatory Approvals. Although the obligations of the Company and the Purchaser Parties to complete the Arrangement are not conditional upon Preferred Shareholder Approval, the participation of the Preferred Shareholders in the Arrangement is subject to the Preferred Share Acquisition Condition. A summary of the conditions is provided in the main body of this Information Circular under the heading "The Arrangement — The Arrangement Agreement — Conditions of Closing".

Termination of the Arrangement Agreement

        The Arrangement Agreement may be terminated at any time prior to the Effective Date by mutual written agreement of the Parties and by either the Purchaser Parties or the Company in certain other circumstances.

        A summary of the termination provisions is provided in the main body of this Information Circular under the heading "The Arrangement — The Arrangement Agreement — Termination of Arrangement Agreement".

Termination Fees

        If the Arrangement Agreement is terminated in certain circumstances, including if the Company enters into an agreement with respect to a Superior Proposal or if the Board withdraws or modifies its recommendation with respect to the Arrangement, AcquisitionCo is entitled to the Termination Fee of $270 million. See "The Arrangement — The Arrangement Agreement — Termination Fee".

Procedure for the Arrangement Becoming Effective

Procedural Steps

        The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

  (a)
  the Arrangement Resolution must be approved by the Common Shareholders;

  (b)
  the Court must grant the Final Order approving the Arrangement;

  (c)
  all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

  (d)
  the Final Order and Articles of Arrangement must be sent to the Director.

        See "The Arrangement — Procedure for the Arrangement Becoming Effective".

Shareholder Approvals

        At the Meeting, pursuant to the Interim Order, the Common Shareholders will be asked to approve the Arrangement Resolution. Each Common Shareholder as at the Record Date will be entitled to vote on the Arrangement Resolution. The requisite approval for the Arrangement Resolution is at least 66 2/3% of the votes cast on the Arrangement Resolution by the Common Shareholders, present in person or represented by proxy, at the Meeting. The Arrangement Resolution must receive Common Shareholder Approval in order for the Company to seek the Final Order and implement the Arrangement.

        Approval will also be sought at the Meeting from the Preferred Shareholders to allow the Preferred Shareholders to participate in the Arrangement. Preferred Shareholders will vote on the Arrangement as a separate class. Each Preferred Shareholder as at the Record Date will be entitled to vote on the Arrangement Resolution. The requisite approval for the Arrangement Resolution is at least 66 2/3% of the votes cast on the Arrangement Resolution by the Preferred Shareholders, present in person or represented by proxy, at the Meeting. However, Preferred Shareholder Approval is not a condition to the completion of the Arrangement. If Preferred Shareholder Approval is not obtained at the Meeting, then the Preferred Shares will be excluded from the Arrangement and will remain outstanding following completion of the Arrangement.

        See "The Arrangement — Procedure for the Arrangement Becoming Effective — Shareholder Approvals".

Court Approval

        The Arrangement requires the Court's grant of the Final Order. Prior to the mailing of this Information Circular, the Company obtained the Interim Order authorizing and directing the Company to call, hold and conduct the Meeting and to submit the Arrangement to Shareholders for approval. A copy of the Interim Order is attached as Appendix D to this Information Circular. Subject to the terms of the Arrangement Agreement and receipt of Common Shareholder Approval, the Company will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place on February 20, 2015 at 10:00 a.m. (Calgary time) at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. See "The Arrangement — Procedure for the Arrangement Becoming Effective — Court Approval".

Conditions Precedent

        The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or more of the Company and the Purchaser Parties. See "The Arrangement — The Arrangement Agreement — Conditions of Closing". The conditions include the receipt of Key Regulatory Approvals, including, among others, Competition Act Approval, Investment Canada Approval, HSR Approval, CFIUS Clearance and EU Approval, which approvals are described in more detail under "The Arrangement — Key Regulatory Approvals".

Timing

        If the Meeting is held and Common Shareholder Approval is obtained, the Company will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order and the satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, the Company expects the Effective Date to occur in the second quarter of 2015. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to obtain the Key Regulatory Approvals in the anticipated time frames. See "The Arrangement — Timing".

Dissent Rights of Registered Shareholders

        Pursuant to the Interim Order, registered Shareholders have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement is completed, to be paid the fair value of their Shares, in accordance with the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. The dissent procedures require that a registered Common Shareholder or registered Preferred Shareholder who wishes to dissent must send to the Company a written objection to the Arrangement Resolution, which written objection must be received by the Company, c/o Norton Rose Fulbright Canada LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary AB, T2P 4H2, Attention: Steven Leitl, not later than 4:00 p.m. (Calgary time) on February 17, 2015 (or 4:00 p.m. (Calgary time) on the day that is one business day immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be).

        It is a condition to the Purchaser Parties' obligation to complete the Arrangement and therefore acquire the Common Shares that Common Shareholders holding no more than 10% of the Common Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date. It is a condition to the Purchaser Parties' obligation to also acquire the Preferred Shares under the Arrangement that Preferred Shareholders holding no more than 10% of the Preferred Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date.

        The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right to dissent. Persons who are beneficial owners of Common Shares or Preferred Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary and who wish to dissent should be aware that only registered holders of Shares are entitled to dissent. The Preferred Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares. In addition, some, but not all, of the Common Shares are held through global certificates registered in the name of CDS & Co. Accordingly, a non-registered Common Shareholder or a non-registered Preferred Shareholder desiring to exercise its Dissent Rights must make arrangements for such Common Shares or Preferred Shares that it beneficially owns to be registered directly in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company, or alternatively, make arrangements for the registered holder to dissent on such holder's behalf. A dissenting Common Shareholder may only dissent with respect to all Common Shares held and a dissenting Preferred Shareholder may only dissent with respect to all Preferred Shares held, in each case, on behalf of any one beneficial owner and registered in the name of such dissenting Common Shareholder or dissenting Preferred Shareholder, as applicable. See "The Arrangement — Rights of Dissent".

Stock Exchange Delisting

        The Common Shares will be delisted from the TSX and the NYSE following the completion of the Arrangement. In addition, if the Preferred Shareholders participate in the Arrangement, the Preferred Shares will be delisted from the TSX following the completion of the Arrangement. If the Preferred Shareholders do not participate in the Arrangement and the Preferred Shares are therefore not acquired by AcquisitionCo pursuant to the Arrangement, it is expected that the Preferred Shares will remain listed for trading on the TSX.

Canadian Federal Income Tax Considerations

        This Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to certain Shareholders with respect to the Arrangement and the comments below are qualified in their entirety by reference to such summary. For a more detailed discussion of the Canadian federal income tax consequences of the Arrangement, please see the discussion under the heading "The Arrangement — Certain Canadian Federal Income Tax Considerations".

        A Shareholder who disposes of a Share under the Arrangement will generally recognize a capital gain (or a capital loss) for Canadian federal income tax purposes equal to the amount by which the Cash Consideration received for such Share under the Arrangement exceeds (or is less than) the adjusted cost base to the Shareholder of the Share and any reasonable costs of disposition.

        Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of Shares under the Arrangement unless those Shares constitute "taxable Canadian property" to such Shareholder at the time the Shares are disposed of under the Arrangement and that capital gain is not exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

United States Federal Income Tax Considerations

        This Information Circular contains a discussion of the material United States federal income tax considerations applicable to U.S. Holders (as defined under "The Arrangement — Certain United States Federal Income Tax Considerations") with respect to the Arrangement and the comments below are qualified in their entirety by reference to such discussion.

        The receipt by a U.S. Holder of cash in exchange for such U.S. Holder's Common Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder who receives cash in exchange for Common Shares pursuant to the Arrangement will recognize gain or loss in an amount equal to the difference, if any, between (1) the amount of cash received and (2) the U.S. Holder's adjusted tax basis for U.S. federal income tax purposes in such Common Shares.

        For a more detailed discussion of the material United States federal income tax consequences of the Arrangement, please see the discussion under the heading "The Arrangement — Certain United States Federal Income Tax Considerations".

Other Tax Considerations

        This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and U.S. federal income tax considerations to Shareholders. Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state or other tax considerations concerning the Arrangement and its effect on Shareholders.

Risk Factors

        There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Common Shares and the Preferred Shares. If the Arrangement is completed but the Preferred Shareholders do not participate in the Arrangement, the holders of the Preferred Shares may also face certain risks.

        You should carefully consider the risk factors described under the heading "The Arrangement — Risk Factors" in evaluating how you should vote your Shares.

 THE ARRANGEMENT

        On December 15, 2014, Talisman entered into the Arrangement Agreement with Repsol and AcquisitionCo, an indirect wholly-owned subsidiary of Repsol, providing for the acquisition of Talisman by AcquisitionCo. Under the terms of the Arrangement Agreement, the acquisition is to be accomplished through an arrangement in respect of Talisman under the CBCA. If the Arrangement is completed, Common Shareholders will receive U.S.$8.00 for each Common Share that they own and Preferred Shareholders, if they participate in the Arrangement, will receive Cdn.$25.00 plus accrued and unpaid dividends to the date of completion of the Arrangement for each Preferred Share that they own.

Background to the Arrangement

General

        The Company's specific dealings with Repsol and other specific events leading to the Arrangement Agreement are described under "Specific Events Leading to the Arrangement Agreement" below. This section provides general background information which is important to an understanding of those specific events and the determinations, approvals and recommendations made by the Board in relation to the Arrangement.

        While initial discussions between Repsol and Talisman with regard to the potential acquisition of the Company first arose in May 2014, the Board's consideration of multiple strategic alternatives for the Company began much earlier. In its annual strategy review session in June 2012, the Board recognized that the Company's growth strategy, then primarily focused on North American shale plays and international exploration, would need to change amid declining North American natural gas prices, high and rising international costs, deteriorating performance from its North Sea operations, poor returns on capital investment and increasing investor pressure.

        In the months that followed, management, with the assistance of the Company's financial advisor, Goldman Sachs, presented a detailed review of potential structural and portfolio options to the Board, including but not limited to a potential transaction whereby the Company would be reorganized into two or more separate public companies (referred to herein as a corporate split). In September 2012, the Board determined that new leadership was required to examine and reset the Company's strategy. As a result, Harold N. Kvisle was appointed President and Chief Executive Officer of the Company on September 10, 2012.

        In October 2012, the Company publicly announced that it was focusing on total shareholder returns and near-term profitability, in particular, generating reliable cash flow per share growth. To achieve these goals, the Company set four new strategic priorities, as follows:

  •
  Live within its means, by setting capital spending budgets that can largely be funded by operating cash flows;

  •
  Focus its capital program, by investing in projects (focused on its two core regions) that come on-stream more quickly and deliver sustainable cash flow over the longer term;

  •
  Improve operational performance and reduce cost structure, by doing things safer, better, faster and at lower cost; and

  •
  Unlock net asset value of the portfolio, by continuing to high-grade its portfolio within its two core regions and considering divestments and joint ventures where underlying asset values are not reflected in its share price.

        Talisman made significant progress against its four strategic priorities. Talisman focused on its two core areas: the Americas (comprising North America and Colombia) and Asia Pacific (comprising Southeast Asia and Algeria) and increased liquids and international natural gas production. Furthermore, Talisman met the target it set in March 2013 to realize $2-3 billion of value over a 12 to 18 month period through the sale of non-core assets that were generating little or no short-term cash flow. On an absolute basis, net general and administrative costs for the Company at December 31, 2014 have been reduced approximately 18% since year end 2012 and approximately 6% since year end 2013.

        Throughout 2013, the Company's senior management team, under the direction of Mr. Kvisle, conducted an in-depth review of the Company's strategy and business and reported regularly to the Board on the challenges and the progress of the review. In the fall of 2013, the Company retained a consulting firm to conduct an asset by asset strategic review of the Company to assist the Board with portfolio decisions. The results of this strategic review were presented to the Board in December 2013 and February 2014 and formed the basis for the Company's announcement in February 2014 of the planned disposition of an additional $2 billion of assets in the following 12 to 18 months, primarily focused on long-dated and/or capital intensive assets. In addition, the Board received perspectives and ongoing advice from Goldman Sachs on the current M&A market and portfolio options. One of the portfolio options analyzed in depth by management over several months, and reported to the Board, was the potential initial public offering of the Company's Asia-Pacific business. The Company decided not to proceed with an initial public offering for that business after considering execution risk, valuation multiples and enduring organizational complexity.

        In conjunction with the Company's evolving strategy, the Board undertook a board renewal process, resulting in the appointment of three new directors in 2013 and the retirement of two directors in 2013 and 2014. Two additional directors were appointed to the Board in December 2013 pursuant to a nomination and standstill agreement with Mr. Carl Icahn and affiliated entities, which had acquired approximately 7% of the outstanding Common Shares in the fall of 2013.

        In February and March, 2014, management updated its analysis on possible corporate split scenarios with the assistance of external legal counsel and financial advisors and advised the Board of its findings.

        During 2014, the Company pursued various potential asset dispositions in furtherance of its disposition target, including transactions involving its Marcellus mid-stream assets, certain mature Canadian assets, its Duvernay assets (Canada) and assets in Norway and Kurdistan. Throughout this period, the Company encountered a challenging environment for attempting to dispose of long-dated and capital intensive assets.

        In addition to pursuing those asset dispositions, considering the potential initial public offering of the Company's Asia-Pacific business and continuing analysis of a corporate split, the Company's publicly stated priority to focus its portfolio and improve its capital discipline garnered interest from parties on a variety of more strategic or transformational dispositions throughout 2013 and 2014. Mr. Kvisle, as well as other senior members of management, expended considerable effort in consultation with the Board in advancing the following potential strategic transactions:

  •
  Potential private equity financing of the Company's Asia-Pacific business.  No agreements were concluded.

  •
  A sale of all or substantially all of the Company's interests in Asia-Pacific.  In December 2013, the Company received an unsolicited offer to acquire a significant portion of its Asia-Pacific business, together with its interests in Norway, subject to ongoing due diligence and other conditions. Discussions with the potential counterparty continued (and at times ceased when there were disparate views on value or the mix of assets proposed to be sold) until announcement of the Arrangement, but the transaction did not progress to the point where an acceptable transaction could be brought to the Board for approval. In April, 2014, the Company received an unsolicited offer from a second counterparty to acquire substantially all of the Company's Asia-Pacific business except the Corridor PSC interests, together with the Company's interests in Norway. Discussions with the second counterparty continued until November 2014 when, after considering increasing execution risk and challenges associated with regulatory approvals, management, in consultation with the Board, determined that the contemplated transaction would not be in the best interests of the Company.

  •
  Potential further dilution or sale of the Company's UK investment, with additional concurrent asset dispositions.  Management had discussions with two potential counterparties regarding the purchase of the Company's investment in TSEUK. One counterparty determined not to proceed following due diligence reviews. Discussions with the second potential counterparty commenced on October 13, 2014 and continued up to the time of announcement of the Arrangement, but significant transaction risk remained as negotiations had not progressed to a point where viable transaction terms had been proposed for the Board's consideration.

        Throughout 2013 and 2014, Mr. Kvisle publicly expressed the Company's openness to consider all options that would be in the best interests of the Company, including a sale of individual assets, a regional transaction or a transaction involving the acquisition of the entire Company by another party (referred to herein as a corporate transaction). Mr. Kvisle confidentially reached out to a variety of potential counterparties capable of either making an offer to acquire the Company or completing a large strategic acquisition of assets, to ascertain their interest in pursuing a transaction with the Company. He also made numerous investment banks aware of the Company's willingness to pursue a transformational transaction. Mr. Kvisle reported the results of his efforts to the Board on July 14, 2014 and subsequently updated them at each Board meeting until the December 15, 2014 approval of the Arrangement.

        During the second half of 2014, oil prices declined to their lowest levels since 2009. A graph illustrating the changes in the prices of oil and natural gas, based on the West Texas Intermediate ("WTI") and Henry Hub benchmarks for oil and North American natural gas, respectively, as well as the changes in the trading price for the Common Shares on the NYSE since January 1, 2014 and the trading price at the time of some of the events described under "Specific Events Leading to the Arrangement Agreement", is set forth under "Market Environment" below.

        On December 13, 2014, in conjunction with its consideration of the Arrangement, the Board reviewed corporate performance against 2014 targets with management. Preliminary results indicated that 2014 performance targets had been substantially met, particularly with respect to annual performance metrics. However, in reviewing the 2014 preliminary results, Board members acknowledged that the decline in commodity prices, the challenging divestment market and continuing difficulties with the Company's investment in TSEUK had contributed to a disconnect between corporate performance and the Company's share trading prices in 2014.

        On December 13 and 15, 2014, prior to the review and approval of the Arrangement Agreement, the Board reviewed and approved a 2015 operating plan and budget. While management advised that it continued to monitor and model various long term commodity price forecasts and plans for each scenario, the Board was advised of the following plan challenges in 2015 and beyond, particularly in an extended low commodity price environment:

  •
  Material capital commitments continue to restrict portfolio flexibility. Talisman has limited degrees of freedom to reduce capital expenditures in its legacy commitments, particularly with respect to the Company's investment in TSEUK;

  •
  Lower commodity prices combined with price forecast uncertainty would impact Talisman's ability to generate cash in the near term. Management advised the Board that the existing gap between capital expenditures and free cash flow would increase if the current oil price environment continued;

  •
  Progress had been made to decrease the 2015 capital budget significantly, but delivering an underlying plan to "live within our means" would be challenging in the current commodity price environment;

  •
  A constrained capital budget would lead to the deferral or loss of attractive exploration and development opportunities, significantly reducing the Company's long term growth portfolio;

  •
  A challenging M&A market continues. The Board was advised of the status of outstanding efforts relating to asset dispositions, noting that price erosion had already occurred in divestment negotiations and further price erosion continued to be a significant risk against the back-drop of a deteriorating and uncertain oil price environment;

  •
  The strength of Talisman's balance sheet depended upon material near-term dispositions in the challenging M&A market. The Board considered pressures on Talisman's investment grade rating, letters of credit obligations and debt covenants; and

  •
  The ability of the Company to raise funds through an equity or rights offering was uncertain and, if the Company were to conduct such an offering, the pricing would be highly dilutive to existing Common Shareholders.

        In 2013 and 2014, the Board met 13 times at regularly scheduled meetings. Nine additional special meetings were held. The Board actively reviewed the Company's progress on asset dispositions, received an update on portfolio options, and assessed specific transactions at each Board meeting in this period. In camera sessions of non-executive directors were held at each Board meeting. Mr. Kvisle is the only director who is an executive of the Company.

Specific Events Leading to the Arrangement Agreement

        Effective November 1, 2013, Nomura was retained by the Company to identify potential joint venture partners and assist with negotiations leading to the joint venture development of the Company's Duvernay assets in Canada. Nomura identified Repsol as a potential joint venture partner and contacted Repsol to determine its interest in the Duvernay assets. In discussions between Nomura and Repsol, various possible transactions with Talisman were discussed and Repsol indicated an interest in considering a corporate transaction.

        Effective as of May 24, 2014, Goldman Sachs and Nomura were each engaged by the Company to provide financial advice in relation to a potential corporate transaction, including one with Repsol.

        On May 25, 2014, a meeting took place in Munich, Germany among Mr. Kvisle, Repsol's Chief Financial Officer, Mr. Miguel Martinez, and representatives of Nomura. Specific asset transactions, large regional transactions and a corporate transaction were discussed at that meeting, and Repsol indicated its primary interest in a corporate transaction, reflecting the strong strategic fit between Talisman's global upstream portfolio and Repsol's upstream growth strategies. Both companies agreed to consider the merits of a corporate transaction as well as various asset transactions, with further meetings and discussions in the weeks ahead.

        On June 5, 2014, the Company's Chief Financial Officer, Mr. Paul Smith, and its Executive Vice-President, Corporate, Mr. Bob Rooney, met with Mr. Martinez and Repsol's Deputy General Counsel, Mr. Miguel Klingenberg, in London, England. At the meeting, the Repsol representatives provided a non-binding indicative letter from Repsol expressing a general interest in a corporate transaction, with no specific value mentioned.

        On June 10, 2014, Repsol entered into a confidentiality agreement with the Company in respect of a possible corporate transaction. Representatives of Repsol were subsequently granted access to the Company's electronic data room. In-person due diligence sessions for the benefit of Repsol were held in the weeks that followed with senior representatives of both companies present.

        On July 3, 2014, Mr. Chuck Williamson, the Chairman of the Company, and Messrs. Kvisle, Smith and Rooney met with Mr. Antonio Brufau, the Chairman of Repsol, Mr. Josu Imaz San Miguel, the Chief Executive Officer of Repsol, and Mr. Luis Suárez de Lezo, the General Counsel and Secretary of the board of directors of

Repsol, in New York City. The representatives of Repsol provided a verbal proposal for a corporate transaction at $12.50 per Common Share, a price that reflected a 19% premium over the closing price for the Common Shares on the NYSE of $10.50 on July 2, 2014.(1) On July 10, 2014, management of the Company made a presentation to Mr. Martinez and other Repsol representatives with respect to various assets with a view to obtaining an increase in the proposed consideration for the transaction.

        On July 14, the Company received a written, non-binding indication of interest from Repsol for a corporate transaction at $13.00 per Common Share, subject to further due diligence, negotiation of definitive agreements and final board approval of both the Company and Repsol. The $13.00 price reflected a 31% premium over the closing price for the Common Shares on the NYSE of $9.91 on July 11, 2014.(1)

        On July 14, 2014, the Board met and was advised of the proposed corporate transaction involving Repsol as well as the status of various other transactions being considered by the Company. The Board received legal advice as to its duties and responsibilities. Goldman Sachs attended the Board meeting and provided financial advice. The Board directed management to continue the discussions with Repsol as well as the discussions on the potential sale of a significant portion of the Company's Asia-Pacific business, as two parallel workstreams. The Board also decided to retain Blake, Cassels & Graydon LLP as independent legal counsel. A Special Committee of the Board was also formed, comprised of Mr. Levitt (Chair) and Messrs. Ebbern, Winograd and Christodoro.

        The Special Committee met on July 22, 2014 to consider the proposed corporate transaction with Repsol as well as other transactions. At this meeting, which was largely organizational, the Board's independent counsel provided legal advice on process and directors' duties. The Committee also discussed their preference to obtain fairness opinions relating to the proposed corporate transaction with Repsol from both Goldman Sachs and Nomura. Subsequently, consideration of the Arrangement and other alternatives was conducted by the Board as a whole.

        From July 16 to August 1, 2014, further in-person due diligence sessions were held in Calgary and London to supplement the ongoing due diligence that Repsol was conducting through the Company's electronic data room. On July 23, 2014, in response to a request by the market surveillance authority for the TSX, the Company issued a media release acknowledging that it had been approached by Repsol with regard to various transactions.

        On July 28, 2014, the Company received a letter from Repsol confirming its continued interest in completing a corporate transaction at $13.00 per Common Share.(1) However, Repsol noted that complexities with respect to the Company's investment in TSEUK would need to be understood and resolved prior to entering into an arrangement agreement. From July 30, 2014 through August 1, 2014, business and legal representatives of the Company and Repsol, and their respective external legal counsel, met to negotiate the terms of an arrangement agreement.

        On August 1, 2014, the Company received a letter from Repsol indicating that it had decided not to pursue a corporate transaction at that point in time. In verbal dialogue between Mr. Brufau and Mr. Kvisle, Mr. Brufau cited concerns with the value of the Company's investment in TSEUK, as well as relationship considerations pertaining to the Company's joint venture partner in TSEUK with which Repsol does business elsewhere, as reasons. Accordingly, the ability of the Company to finalize a transaction with Repsol at the price proposed no longer existed. The Company subsequently closed access to its electronic data room and, pursuant to the terms of the confidentiality agreement, requested that all materials be returned or destroyed by Repsol.

        In late August, Repsol expressed its ongoing interest in pursuing various transactions with the Company. On September 4, 2014, Messrs. Kvisle, Smith and Rooney met with Mr. Martinez in Calgary, at the request of Repsol, to discuss potential alternative transactions, including the acquisition of a portion of the Company's assets. Following analysis of the potential asset transaction with the assistance of financial and legal advisors,

(1)
See the graph on page 24.

senior management of both companies concluded that the acquisition by Repsol of the specific assets proposed would not be feasible. However, discussions between Mr. Kvisle and Mr. Brufau, as well as conversations between Mr. Smith and Mr. Martinez, continued intermittently with respect to a corporate transaction.

        On September 18, 2014, Mr. Brufau and Mr. Kvisle had a telephone conversation wherein Mr. Brufau expressed Repsol's continued interest in a corporate transaction and made a verbal indication that Repsol was prepared to reconsider a corporate transaction at $11.50 per Common Share, a price that reflected a 21% premium over the closing price for the Common Shares on the NYSE of $9.48 on September 17, 2014.(1) This verbal offer was confirmed in a subsequent dialogue between Mr. Smith and Mr. Martinez on September 19, 2014. Following the exchange of further information, Repsol determined that it could not proceed with a corporate transaction at $11.50 per Common Share and dialogues on a corporate transaction with Repsol were once again discontinued.

        On September 30, 2014, at a regularly scheduled meeting of the Board and as part of the Company's ongoing review of transactions, management discussed potential asset dispositions. In addition, the Board reviewed updated strategic materials prepared by management with the assistance of Goldman Sachs with respect to sustaining the two region model, initiating a regional split and progressing a corporate transaction. The Board directed management to continue to pursue certain potential asset divestments, a regional sale and discussions with Repsol around a potential corporate transaction.

        In early October, another party contacted Mr. Kvisle to discuss a variety of potential transactions, including asset purchases and possible joint venture opportunities. During the initial discussions, the possibility of a potential corporate transaction emerged. A further meeting occurred between that party's representatives and Messrs. Kvisle and Rooney during the week of October 20, 2014. Further telephone calls and meetings were held with the other party through October and early November, and a potential corporate transaction became the primary focus of the discussions.

        On November 11, 2014, the Company received a written preliminary indication of interest in a corporate transaction from the other party, which contained an indicative price based on public data relating to the Company's North American operations, with the party's interest in pursuing a transaction and the indicative price being subject to detailed due diligence. That party subsequently entered into a confidentiality agreement with the Company and extensive due diligence sessions took place with that party from November 17, 2014 until the Arrangement was announced, with the intent of allowing the other party to confirm its preliminary indicative price. During this time, senior representatives of that party met with Messrs. Kvisle, Smith and Rooney and contacted some Board members to express its interest in pursuing a corporate transaction. In the discussions with the other party, which occurred in the declining commodity price environment, the other party indicated that it could not remain committed to the indicative price communicated on November 11, 2014 but did not express a revised price and did not provide a firm proposal. Although the other party was made aware of the December 15, 2014 Board meeting and that the Board would be considering strategic alternatives at that meeting, its senior representatives confirmed to Company management that it would not be able to make a firm proposal for the acquisition of the Company by such date.

        On November 19, 2014, Mr. Brufau contacted Mr. Kvisle by telephone and verbally proposed a corporate transaction at $8.00 per Common Share, subject to certain conditions. That same day, the Board held a telephone meeting to receive a further update on the various transactions being pursued by the Company.

        On December 1, 2014, Repsol verbally proposed a corporate transaction at $8.00 per Common Share plus an additional contingent value right based on commodity prices. On December 5, 2014, at the request of Repsol, Messrs. Brufau and Martinez from Repsol and Mr. Williamson, Mr. Smith and Mr. Don Carty, an independent director of the Company, met in Dallas, Texas. At that meeting, Repsol decided not to proceed with a contingent value right as part of the consideration under the proposed transaction due to its complexities, but also provided

(1)
See the graph on page 24.

a verbal proposal of $8.00 per Common Share that would allow the Company to declare and pay dividends of up to an aggregate of $0.18 per Common Share prior to the Effective Date. That same day, Repsol was again granted access to the Company's electronic data room to conduct confirmatory due diligence.

        From December 7 to 15, 2014, Repsol completed its due diligence and the Parties negotiated the terms of the Arrangement Agreement. On December 9, 2014, the Company received a letter from Repsol confirming its interest in pursuing an all-cash transaction at $8.00 per Common Share, subject to the dividend restriction discussed on December 1, 2014. Senior representatives from Repsol met senior management of the Company in Calgary from December 9, 2014 onwards, and in-person and teleconference due diligence sessions were conducted with the Company. During these discussions, Repsol expressed an interest in acquiring the Company's Preferred Shares in addition to acquiring the Common Shares. Repsol indicated to the Company that the strength of the Company's people was a key component of the acquisition for Repsol.

        On December 8, 2014, in response to a request from the market surveillance authority for the TSX, the Company issued a media release acknowledging that it had been approached by a number of parties, including Repsol, with regard to various transactions.

        On December 13, 2014, the Board met to receive an update from management on the proposed corporate transaction with Repsol and to review the preliminary terms of the Arrangement Agreement. At the meeting, the Board also received an update from management on the status of negotiations with the other party interested in a corporate transaction. The Board reviewed the Company's 2015 operating plan and budget, the current state of the Company's strategic priorities, the status of various asset transactions (including the potential sale of its Asia-Pacific business) and capital raising alternatives. During the course of the meeting, the Board was provided with the information noted under "General" above. Independent counsel to the Board was present at the December 13, 2014 meeting and provided legal advice as to the directors' duties and responsibilities. Representatives of Goldman Sachs and Nomura also attended the meeting and provided financial advice.

        Prior to the opening of markets in North America on December 15, 2014, the Company, after discussions with the market surveillance authority for the TSX, issued a media release confirming that it was engaged in discussions with Repsol regarding a potential corporate transaction. That day, the board of directors of Repsol met to approve the Arrangement after the close of markets in Madrid. Repsol's unanimous board decision to proceed was communicated to the Company after the close of markets in North America on December 15. Repsol formally reaffirmed its board approved proposal of $8.00 per Common Share, a price that reflected a 103% premium over the closing price for the Common Shares on the NYSE of $3.94 on December 5, 2014, prior to media reports of discussions between the Company and Repsol.(1) That afternoon, after the close of markets in North America, the Board met to further consider the Arrangement and to receive the verbal fairness opinions of the Company's financial advisors. During the meeting, the Board considered the impact that the Arrangement would have on the Company and the capabilities and opportunities that the Company would have once owned by Repsol, in comparison to the challenges it would face in the absence of a corporate transaction, and also considered the impact that the Arrangement would have on its various stakeholders, including the Shareholders, employees, debt holders, creditors, suppliers and industry partners. The Board also considered completion risks and in particular the risks to obtaining necessary regulatory approvals for the Arrangement. Goldman Sachs and Nomura made presentations to the Board relating to, and verbally delivered to the Board, the Goldman Sachs Fairness Opinions and the Nomura Fairness Opinions, respectively. The Board, in considering the Fairness Opinions, reviewed the terms of the engagement letters with Goldman Sachs and Nomura. External counsel to the Company provided an update on the terms of the Arrangement Agreement. Following consideration of all of the above matters, the Board unanimously approved the Arrangement. On the evening of December 15, 2014, the Arrangement Agreement was finalized and executed and the Company and Repsol each issued a press release announcing the Arrangement.

        On January 12, 2015, the Board met and approved this Information Circular, and the Arrangement Agreement was amended to make certain technical amendments.

(1)
See the graph on page 24.

Market Environment

        The following graph illustrates the changes since the beginning of 2014 in the prices of oil and natural gas, based on the WTI and Henry Hub benchmark prices for oil and natural gas, respectively, as well as the changes in the trading price for the Common Shares on the NYSE since that time and the trading price at the time of some of the events described above. All premium calculations are to the closing price of the Common Shares on the NYSE on the day noted.

03-Jul-2014: Repsol indicative expression of interest of $12.50 / Common Share (19% premium)1
14-Jul-2014: Written Repsol proposal of $13.00 / Common Share (31% premium)2
15-Dec-2014: Transaction announced at $8.00 / Common Share (56% premium)6
23-Jul-2014: Talisman issues media release acknowledging discussions with Repsol surrounding various transactions
18-Sept-2014: Repsol indicative expression of interest of $11.50 / Common Share (21% premium)3
19-Nov-2014: Repsol indicative expression of interest of $8.00 / Common Share (39% premium)4
08-Dec-2014: Talisman issues media release acknowledging discussions with various parties including Repsol
09-Dec-2014: Repsol confirms proposal of $8.00 / Common Share (114% premium)5
TLM (US$/share) I Henry Hub (US$/mmbtu)
WTI (US$/bbl)
$ 14.00
$ 12.00
$ 10.00
$ 8.00
$ 6.00
$ 4.00
$ 2.00
$ 0.00
$ 120
$ 100
$ 80
$ 60
$ 40
$ 20
$ 0
1/1/2014
3/1/2014
5/1/2014
7/1/2014
9/1/2014
11/1/2014
1/1/2015
TLM.NYSE
Henry Hub
WTI

Source: Bloomberg

[1] Premium based on close of market on 02-Jul-2014.
[2] Premium based on close of market on 11-Jul-2014.
[3] Premium based on close of market on 17-Sept-2014.
[4] Premium based on close of market on 18-Nov-2014.
[5] Premium based on close of market on 08-Dec-2014.
[6] Premium based on close of market on 15-Dec-2014.

Recommendation of the Board of Directors

        The Board, after consulting with its financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of the Company and that the Arrangement is fair to the Common Shareholders and to the Preferred Shareholders. Accordingly, the Board unanimously recommends that the Common Shareholders and the Preferred Shareholders vote in favour of the Arrangement Resolution.

Reasons for the Arrangement

        In unanimously determining that the Arrangement is in the best interests of the Company and recommending to Common Shareholders and Preferred Shareholders that they approve the Arrangement, the Board considered and relied upon a number of factors, including, among others, the following:

  •
  the Company's ongoing strategic review and its future prospects in light of the precipitous decline in commodity prices, declining cash-flow and the challenging divestment market, as discussed under "Background to the Arrangement — General";

  •
  the value offered to Shareholders under the Arrangement relative to the value that might be realized through the other alternatives considered to be reasonably available to the Company, including pursuing the Company's current business plan;

  •
  proposals previously received from, and prior discussions with, third parties with respect to various business transactions involving the Company or its assets and the likelihood that any potential transaction would receive the required approvals under applicable Laws and on terms and conditions satisfactory to the Company and the third parties;

  •
  the Board's assessment, based on the steps that had already been taken by the Company, of the likelihood of any other capable party being prepared to acquire the Company for a higher price;

  •
  the value of the consideration offered to Common Shareholders under the Arrangement represents a 103% premium over the trading price of the Common Shares on the NYSE on December 5, 2014, before press reports of discussions with Repsol, and a 75% premium to the 7-day volume weighted average trading price of the Common Shares prior to the approval of the Arrangement;

  •
  the consideration to be paid to Common Shareholders and Preferred Shareholders pursuant to the Arrangement will be cash providing Shareholders with certainty of value and immediate liquidity;

  •
  the Preferred Shareholders, if they approve their participation in the Arrangement, will receive cash consideration equivalent to what they would receive if the Preferred Shares were redeemable at the time of the Arrangement and which represents an approximate 44% premium over the 7-day volume weighted average trading price of the Preferred Shares prior to the approval of the Arrangement;

  •
  Goldman Sachs and Nomura each provided opinions that, as of December 15, 2014, and subject to the assumptions, limitations and qualifications set forth in their respective opinions, the Consideration per Common Share to be paid to holders of Common Shares (other than Repsol and its affiliates) and the Consideration per Preferred Share to be paid to holders of Preferred Shares (other than Repsol and its affiliates), in each case under the Arrangement, was fair from a financial point of view to such holders;

  •
  the Arrangement is not subject to a financing condition;

  •
  the Arrangement is expected to benefit the Company and its stakeholders by improving access to capital;

  •
  Repsol advised the Company that it would make every effort to retain the current talent across both companies following completion of the Arrangement and that the companies' combined portfolio with a larger global presence, coupled with Repsol's commitment to growth, will provide enhanced career opportunities across the combined companies. The Purchaser Parties have covenanted in the Arrangement Agreement to recognize Talisman employees' years of service, compensation and benefits;

  •
  the Arrangement must be approved by at least two-thirds of the votes cast at the Meeting by the Common Shareholders and Preferred Shareholders, voting as separate classes, present in person or represented by proxy at the Meeting;

  •
  the fact that, while Preferred Shareholders will be provided a vote in respect of the Arrangement, the Arrangement is not conditional on Preferred Shareholder Approval;

  •
  the Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court approves the Arrangement;

  •
  the Common Shareholders and Preferred Shareholders will be granted Dissent Rights with respect to the Arrangement and be paid the fair value of their Common Shares or Preferred Shares, as applicable;

  •
  other interested parties are not precluded from making an unsolicited Acquisition Proposal and, under the Arrangement Agreement, the Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

  •
  the appropriateness of the Termination Fee and the right to match as an inducement to Repsol to enter into the Arrangement Agreement and the likely impact of such fee and terms upon any potential subsequent Superior Proposal in respect of the Company;

  •
  the obligation of the Purchaser Parties to complete the Arrangement is subject to a limited number of conditions which the Board believes are reasonable under the circumstances; and

  •
  the likelihood of completion of the Arrangement in accordance with its terms within a reasonable time.

        This discussion of the information and factors considered and given weight to by the Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor. The full Board was present at the December 13, 2014 and December 15, 2014 meetings of the Board at which the Arrangement was considered and unanimously approved and the Board was unanimous in its recommendation that the Common Shareholders and the Preferred Shareholders vote in favour of the Arrangement Resolution.

Fairness Opinions

        In deciding to approve the Arrangement, the Board considered, among other things, the Fairness Opinions. The Goldman Sachs Fairness Opinions and the Nomura Fairness Opinions state that as of December 15, 2014 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Consideration per Common Share to be paid to holders of Common Shares (other than Repsol and its affiliates) and the Consideration per Preferred Share to be paid to holders of Preferred Shares (other than Repsol and its affiliates), in each case under the Arrangement, was fair, from a financial point of view to such holders. This summary is qualified in its entirety by reference to the full text of the Fairness Opinions. The Board urges Shareholders to read the Fairness Opinions carefully and in their entirety.

        The full text of the written Goldman Sachs Fairness Opinions dated December 15, 2014, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Goldman Sachs in connection with the Goldman Sachs Fairness Opinions, are attached as Appendix E. Goldman Sachs (which has given and not withdrawn written consent to the inclusion of the reference to its name in this Information Circular in the form and context in which they are included) provided the Goldman Sachs Fairness Opinions solely for the information and assistance of the Board in connection with its consideration of the transaction contemplated therein and they are not to be used, circulated, quoted or otherwise referred to for any other purpose, nor are they to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, information circular (or any amendment thereto) or any other document, except in accordance with Goldman Sachs's prior written consent. The Goldman Sachs Fairness Opinions are not recommendations as to how any Common Shareholder or Preferred Shareholder should vote with respect to the Arrangement or any other matter.

        The full text of the written Nomura Fairness Opinions dated December 15, 2014, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Nomura in connection with the Nomura Fairness Opinions, are attached as Appendix F. Nomura (which has given and not withdrawn written consent to the inclusion of the references to its name in this Information Circular in the form and context in which they are included) provided the Nomura Fairness Opinions solely for the information and assistance of the Board in connection with its consideration of the transaction contemplated therein and they are not to be used, circulated, quoted or otherwise referred to for any other purpose, nor are they to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, information circular or any other document, except in accordance with Nomura's prior written consent. The Nomura Fairness Opinions are not recommendations as to how any Common Shareholder or Preferred Shareholder should vote with respect to the Arrangement or any other matter.

        Goldman Sachs and Nomura were engaged by the Company as financial advisors to provide the Board with various financial advisory services, including advice and assistance in evaluating the Arrangement. Pursuant to the terms of their engagements with the Company, Goldman Sachs and Nomura are to be paid fees for their services as financial advisors and will be reimbursed for certain of their expenses, including attorneys' fees and disbursements, and Goldman Sachs, Nomura and related persons will be indemnified against various liabilities, including certain liabilities under Securities Laws. A portion of the fees payable to Goldman Sachs and Nomura are conditional upon the completion of the Arrangement.

Support Agreements

        All of the directors and executive officers of the Company who own Common Shares or Preferred Shares have entered into Support Agreements with AcquisitionCo pursuant to which they have agreed to, among other things, vote their shares in favour of the Arrangement Resolution. The form of the Support Agreement is set forth in Schedule "D" to the Arrangement Agreement, which is included as Appendix B to this Information Circular.

Summary of the Arrangement

        The Company entered into the Arrangement Agreement with Repsol and AcquisitionCo on December 15, 2014. The Arrangement Agreement was amended on January 12, 2015 to make certain technical amendments. A copy of the Arrangement Agreement is attached as Appendix B to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things, the following transactions will occur:

  •
  Common Shareholders (other than dissenting Common Shareholders) will receive, for each Common Share held, $8.00 in cash; and

  •
  Preferred Shareholders (other than dissenting Preferred Shareholders), if they participate in the Arrangement, will receive, for each Preferred Share held, Cdn.$25.00 in cash together with an amount equal to all accrued and unpaid dividends thereon up to but excluding the Effective Date.

        Under the Arrangement, each outstanding Company Option (all of which have an exercise price greater than $8.00 per share) will vest and be cancelled in exchange for the right to receive from the Company a cash payment equal to, for each Common Share for which the Company Option may be exercised, $0.01. In addition, each outstanding Company PSU will vest and be cancelled in exchange for the right to receive from the Company a cash payment equal to $8.00 or, at the election of the Company, the Canadian Dollar Equivalent of $8.00, in any case less applicable withholdings.

        The Arrangement Resolution approving the Arrangement must be approved by at least 66 2/3% of the votes cast by the Common Shareholders, present in person or represented by proxy, at the Meeting.

        Approval of the Preferred Shareholders will also be sought at the Meeting to allow the Preferred Shares to participate in the Arrangement in the manner described above. The Preferred Shareholders will vote on the Arrangement as a separate class, and their participation in the Arrangement will require the approval of at least 66 2/3% of the votes cast by the Preferred Shareholders present in person or represented by proxy at the Meeting.

Dividends on Common Shares

        The Company has paid quarterly dividends on its Common Shares of $0.0675 per share, on the last day of each quarter, since September 2012. The last quarterly dividend was paid on December 31, 2014 to Common Shareholders of record on December 15, 2014. Under the Arrangement Agreement, the Company is prohibited from declaring or paying aggregate dividends on the Common Shares in excess of $0.18 per share, inclusive of the December 31, 2014 dividend, prior to completion of the Arrangement. The Company paid a dividend of $0.0675 per Common Share on December 31, 2014. The Company anticipates that a dividend aggregating the remaining allowable amount of $0.1125 per share will be declared as of a record date prior to the completion of the Arrangement but no determination has yet been made by the Board with regard to such dividend. That determination will be influenced by the anticipated timing and likelihood of the completion of the Arrangement, and there is no assurance that such dividend will be declared.

Arrangement Steps

        The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix C to this Information Circular.

Shareholder Rights Plan

  1.
  The Shareholder Rights Plan shall be terminated and all rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof.

Incentive Awards

  2.
  Each Company Option outstanding immediately prior to the Effective Time, shall be deemed to be fully vested, terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to, for each Common Share for which the Company Option may be exercised, the greater of (a) $0.01 and (b) the amount (if any) by which (i) in the case of a Company Option for which the Strike Price is denominated in United States dollars, the Consideration per Common Share exceeds the Strike Price thereof, or (2) in the case of a Company Option for which the Strike Price is denominated in Canadian dollars, the Canadian Dollar Equivalent of the Consideration per Common Share exceeds the Strike Price thereof, or at the election of the Company, the Canadian Dollar Equivalent of the amount determined in accordance with the above, in any case less applicable withholding taxes.

  3.
  Each Company PSU outstanding immediately prior to the Effective Time shall be deemed to be fully vested (on a one-for-one basis without applying any multiplier or factor greater than 1.0 that would result in the number of vested Company PSUs being greater than the number of Company PSUs outstanding and credited, pursuant to the Company Performance Share Unit Plan, to the holders thereof without regard to the Arrangement), terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to the Consideration per Common Share, or at the election of the Company, the Canadian Dollar Equivalent of the Consideration per Common Share in respect of each Company PSU, in any case less applicable withholding taxes.

Dissenting Shareholders

  4.
  If the Preferred Share Acquisition Condition is satisfied, all Preferred Shares held by Dissenting Shareholders immediately prior to the Effective Time shall be deemed to be transferred to AcquisitionCo (free and clear of any liens) and such Dissenting Shareholders shall cease to be the holders of such Preferred Shares and to have any rights as holders of such Preferred Shares other than the right to be paid fair value for such Preferred Shares as set forth in the Plan of Arrangement.

  5.
  All Common Shares held by Dissenting Shareholders immediately prior to the Effective Time shall be deemed to be transferred to AcquisitionCo (free and clear of any liens) and such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid fair value for such Common Shares as set forth in the Plan of Arrangement.

Preferred Shares

  6.
  If the Preferred Share Acquisition Condition is satisfied, each Preferred Share outstanding immediately prior to the Effective Time, other than Preferred Shares held by a Dissenting Shareholder, shall be deemed to be transferred to AcquisitionCo (free and clear of any liens) and each Preferred Shareholder whose Preferred Shares are so transferred shall be entitled to receive from AcquisitionCo, for each Preferred Share so transferred, the Consideration per Preferred Share.

Common Shares

  7.
  Each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Shareholder, shall be deemed to be transferred to AcquisitionCo (free and clear of all liens) and each Common Shareholder whose Common Shares are so transferred shall be entitled to receive from AcquisitionCo, for each Common Share so transferred, the Consideration per Common Share.

Procedure for the Arrangement Becoming Effective

        The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

  (a)
  the Arrangement must be approved by the Common Shareholders;

  (b)
  the Court must grant the Final Order approving the Arrangement;

  (c)
  all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

  (d)
  the Final Order and Articles of Arrangement must be sent to the Director.

Shareholder Approvals

        At the Meeting, pursuant to the Interim Order, the Common Shareholders will be asked to approve the Arrangement Resolution. Each Common Shareholder shall be entitled to vote on the Arrangement Resolution, with the Common Shareholders entitled to one vote per Common Share. The requisite approval for the Arrangement Resolution is at least 66 2/3% of the votes cast on the Arrangement Resolution by the Common Shareholders, present in person or represented by proxy, at the Meeting. The Arrangement Resolution must receive Common Shareholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

        Approval of the Preferred Shareholders will also be sought at the Meeting to allow the Preferred Shares to participate in the Arrangement in the manner described above. The Preferred Shareholders will vote on the Arrangement as a separate class, and participation in the Arrangement by the Preferred Shares will require the approval of at least 66 2/3% of the votes cast on the Arrangement Resolution by the Preferred Shareholders present in person or represented by proxy at the Meeting. However, completion of the Arrangement is not conditional upon approval by the Preferred Shareholders. If Preferred Shareholder Approval is not obtained, then the Preferred Shareholders will not participate in the Arrangement, the Preferred Shares will be excluded from the Arrangement and will remain outstanding following the Effective Time and Preferred Shareholders who exercised Dissent Rights will not be entitled to be paid the fair value of their Preferred Shares pursuant to the exercise of Dissent Rights.

        For information with respect to the procedures for Shareholders to follow to receive the Cash Consideration pursuant to the Arrangement, see "Procedures for the Surrender of Common Shares and Preferred Shares and Receipt of the Consideration".

Court Approval

  Interim Order

        On January 13, 2015, the Court granted the Interim Order directing the calling of the Meeting and prescribing the conduct of the Meeting and other matters. A copy of the Interim Order is attached as Appendix D to this Information Circular.

  Final Order

        An arrangement under the CBCA requires court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Common Shareholders at the Meeting in the manner required by the Interim Order, the Company will make an application to the Court for the Final Order.

        The application for the Final Order approving the Arrangement is scheduled for February 20, 2015 at 10:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. At the hearing, any Common Shareholder or Preferred Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon the Company a Notice of Intention to Appear together with any evidence or materials that such party intends to present to the Court on or before 4:00 p.m. (Calgary time) on February 13, 2015. Service of such notice shall be effected by service upon the solicitors for the Company: Norton Rose Fulbright Canada LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary AB, T2P 4H2, Attention: Steven Leitl. See the Notice of Originating Application accompanying this Information Circular.

        The Company has been advised by its counsel, Norton Rose Fulbright Canada LLP, that the Court has broad discretion under the CBCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

        Depending upon the nature of any required amendments, the Company or the Purchaser Parties may determine not to proceed with the Arrangement.

Timing

        If the Meeting is held and Common Shareholder Approval is obtained, the Company will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order in form and substance satisfactory to the Company and Repsol and AcquisitionCo, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, including the receipt of all required Regulatory Approvals, the Company expects the Effective Date to occur in the second quarter of 2015. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to obtain all Key Regulatory Approvals in the anticipated time frames.

        The Arrangement will become effective upon the sending to the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director.

Sources of Funds for the Arrangement

        AcquisitionCo is expected to pay an aggregate amount of approximately $8.5 billion to acquire all of the outstanding Common Shares and Preferred Shares pursuant to completion of the Arrangement, assuming that no Shareholders validly exercise their Dissent Rights. This amount will be reduced by Cdn.$200 million plus the amount of accrued but unpaid dividends if the Preferred Shareholders do not participate in the Arrangement as a result of the Preferred Shareholder Approval not being obtained or the Preferred Share Acquisition Condition not otherwise being satisfied.

        Repsol and AcquisitionCo have represented and warranted to the Company that they have, and at the Effective Time will have, sufficient funds available to satisfy the aggregate Cash Consideration payable pursuant to the Arrangement.

Expenses

        The estimated fees, costs and expenses of the Company in connection with the Arrangement including, without limitation, financial advisors' fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs are anticipated to be approximately $55 million, based on certain assumptions.

Stock Exchange Delisting

        The Common Shares will be delisted from the TSX and the NYSE following the completion of the Arrangement. In addition, if the Preferred Shareholders participate in the Arrangement, the Preferred Shares will be delisted from the TSX following completion of the Arrangement. If the Preferred Shareholders do not participate in the Arrangement and the Preferred Shares are therefore not acquired pursuant to the Arrangement, it is expected that the Preferred Shares will remain listed for trading on the TSX.

The Arrangement Agreement

        The following is a summary only of the material terms of the Arrangement Agreement, including the Plan of Arrangement, and is qualified in its entirety by the full text of the Arrangement Agreement including the Plan of Arrangement. Shareholders are urged to read the Arrangement Agreement including the Plan of Arrangement, in its entirety. A copy of the Arrangement Agreement and Plan of Arrangement are attached as Appendix B and C to this Information Circular, respectively.

Mutual Covenants Regarding the Arrangement

        Each of the Parties has given usual and customary mutual covenants for an agreement of the nature of the Arrangement Agreement, including: a mutual covenant to use all of their respective reasonable commercial efforts to satisfy (or cause the satisfaction of) all conditions precedent in the Arrangement Agreement; a covenant to co-operate with the other Party in connection with the performance of their respective obligations; and to take all other action necessary or desirable under applicable Laws to consummate the Arrangement; and a mutual covenant to use reasonable commercial efforts to oppose any injunction, restraining or other order seeking to adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any legal, regulatory or other proceedings challenging or affecting the Arrangement Agreement or the consummation of transactions contemplated thereby, provided that the Purchaser Parties and their affiliates are not required to sell, transfer, divest or dispose of, or accept any other conditions or restrictions affecting their freedom of action with respect to, or their ability to retain, any properties, rights, interests, operations or assets.

Covenants of Purchaser and AcquisitionCo

        The Purchaser and AcquisitionCo have given, in favour of the Company, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including a covenant to use all reasonable commercial efforts to obtain all Regulatory Approvals, including the Key Regulatory Approvals, provided that the Purchaser Parties and their affiliates are not required to sell, transfer, divest or dispose of, or accept any other conditions or restrictions affecting their freedom of action with respect to, or their ability to retain, any properties, rights, interests, operations or assets.

Purchaser Guarantee

        In the Arrangement Agreement, the Purchaser unconditionally and irrevocably has guaranteed the due and punctual performance by AcquisitionCo of AcquisitionCo's covenants and obligations arising under the Arrangement Agreement including, without limitation, the due and punctual payment of the consideration required to acquire the Common Shares and Preferred Shares pursuant to the Arrangement. The Purchaser has agreed that the Company shall not have to proceed first against AcquisitionCo in respect of any such matter before exercising its rights under the guarantee against the Purchaser.

Covenants of the Company

        The Company has given, in favour of the Purchaser and AcquisitionCo, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including: a covenant to carry on business in the ordinary course of business consistent with past practice between the date of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated; covenants not to undertake certain actions without the prior written consent of the Purchaser and AcquisitionCo; a covenant to use all reasonable commercial efforts to assist the Purchaser and AcquisitionCo to obtain the Regulatory Approvals, including the Key Regulatory Approvals; and a covenant to use, subject to certain conditions, all reasonable commercial efforts to effect any pre-closing reorganizations of the Company's business, operations and assets as the Purchaser and AcquisitionCo may request, acting reasonably.

Covenants of the Company Regarding Non-Solicitation

        The Company has provided certain non-solicitation covenants (the "Non-Solicitation Covenants") in favour of the Purchaser Parties, as summarized below.

  1.
  Except as expressly provided in the Arrangement Agreement, the Company shall not, directly or indirectly, through any officer, director, employee, consultant or other representative or agent of the Company or of any of the Company's Subsidiaries:

  (a)
  solicit, assist, initiate or knowingly facilitate or encourage any inquiries, proposals or offers that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

  (b)
  enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Purchaser and AcquisitionCo) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

  (c)
  withdraw, amend, modify or qualify, or propose publicly or state an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser Parties, the approval or recommendation of the Board or any committee thereof of the Arrangement Agreement or the Arrangement;

  (d)
  furnish or provide access to any information or data concerning the Company, the Company's Subsidiaries or their respective businesses, properties or assets to any person in connection with, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal;

  (e)
  accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or publicly proposed Acquisition Proposal; or

  (f)
  accept or enter into or publicly propose to accept or enter, into any letter of intent, memorandum of understanding, agreement in principle or other agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Item 2(d) below).

  2.
  Notwithstanding Item 1 above, at any time prior to, but not after, obtaining Common Shareholder Approval, the Company shall be permitted to enter into or participate in any discussions or negotiations with any third party in response to an Acquisition Proposal by such person and may provide copies of, or access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

  (a)
  the Board first determines in good faith, after consultation with its outside legal counsel, that based on the information then available and after consultation with an independent financial advisor, such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

  (b)
  such person was not restricted from, or had not otherwise been released from, making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with the Company or any of its Subsidiaries;

    (c)
    the Company has been, and continues to be after entering into or participating in any such discussions or negotiations, in compliance with its obligations under the Non-Solicitation Covenants;

    (d)
    prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such person with terms at least as restrictive as the confidentiality agreement entered into by the Company and the Purchaser and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Purchaser Parties; and

    (e)
    the Company promptly provides the Purchaser Parties with: (i) prompt written notice stating the Company's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and (ii) prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Item 2(d) above.

  3.
  The Company shall promptly notify the Purchaser Parties, at first orally and then within 24 hours by writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or any amendments to the foregoing, or any request for non-public information relating to the Company or its Subsidiaries in connection with an Acquisition Proposal, or for access to the properties, facilities, books or records of the Company or its Subsidiaries by any person that informs the Company or its Subsidiaries that the person is considering making, or has made, an Acquisition Proposal, and any amendment thereto. The Company shall provide to the Purchaser Parties, if in writing or electronic form, a copy of the terms and conditions, or if not in writing or electronic form, a description of the terms and conditions of any Acquisition Proposal or proposal, inquiry, offer or request, and the identity of the person making the Acquisition Proposal or proposal, and other details as AcquisitionCo may reasonably request. The Company shall keep the Purchaser Parties fully informed on the status of, developments to and any change in the terms of any such Acquisition Proposal or inquiry, proposal, offer or request and answer the Purchaser Parties' questions with respect thereto and shall provide to the Purchaser Parties copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence sent to the Company by or on behalf of any person making any such Acquisition Proposal.

  4.
  If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Common Shareholders, the Board may, subject to compliance with the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

  (a)
  the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction (that had not otherwise been waived);

  (b)
  the Company has been, and continues to be, in compliance with all of its obligations under the Non-Solicitation Covenants;

  (c)
  the Company has provided the Purchaser Parties with written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with an independent financial advisor, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the "Superior Proposal Notice");

  (d)
  the Company has provided the Purchaser Parties with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection with such Superior Proposal;

    (e)
    at least five business days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser Parties received the Superior Proposal Notice and the date on which the Purchaser Parties received all of the materials set forth in Item 4(d) above;

    (f)
    during any Matching Period, the Purchaser Parties have had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

    (g)
    after the expiry of the Matching Period, the Board: (i) has determined in good faith, after consultation with its outside legal counsel and an independent financial advisor, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Item 5 below); and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to recommend that the Company enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

    (h)
    prior to or concurrently with entering into such definitive agreement the Company terminates the Arrangement Agreement pursuant to its terms and pays to AcquisitionCo the Termination Fee.

  5.
  During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser Parties under Item 4(f) above to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser Parties to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Purchaser Parties to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser Parties and the Company and the Purchaser Parties shall amend the Arrangement Agreement to reflect such offer made by the Purchaser Parties, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

  6.
  The Board shall promptly reaffirm its recommendation of the Arrangement by news release after any Acquisition Proposal is publicly announced or made if: (i) the Board determines that the Acquisition Proposal is not a Superior Proposal; or (ii) the Board determines that an amendment to the terms of the Arrangement has been agreed that results in the Acquisition Proposal not being a Superior Proposal.

  7.
  Each successive amendment or modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the Non-Solicitation Covenants and related provisions of the Arrangement Agreement, and the Purchaser Parties shall be afforded a new Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Item 4(d) above with respect to the new Superior Proposal from the Company.

  8.
  The Company shall advise its Subsidiaries and their respective officers, directors, employees, representatives and agents of the prohibitions set forth in the Non-Solicitation Covenants and any violation of the restrictions set forth in the Non-Solicitation Covenants by the Company, its Subsidiaries or their respective officers, directors, employees, representatives and agents is deemed to be a breach of the Non-Solicitation Covenants by the Company.

Representations and Warranties

        Each of the Company, the Purchaser and AcquisitionCo made certain customary representations and warranties in the Arrangement Agreement, including representations and warranties related to their respective due organization and qualification and authorization to enter into the Arrangement Agreement and carry out its obligations thereunder. In addition, the Company, the Purchaser and AcquisitionCo have each made certain representations and warranties particular to such Party including, in the case of the Company, representations and warranties in respect of the Company's business, operations and assets. The Purchaser and AcquisitionCo have represented and warranted to the Company that they have, and at the Effective Time will have, sufficient funds available to satisfy the aggregate Cash Consideration payable by AcquisitionCo pursuant to the Arrangement.

        The representations and warranties made by the Company and the Purchaser Parties were made by and to the Company and the Purchaser Parties, as applicable, for the purposes of the Arrangement Agreement (and not to other parties such as Shareholders) and are subject to qualifications and limitations agreed to by the Company and the Purchaser Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties may have been made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Information Circular, may have changed since the date of the Arrangement Agreement.

Conditions of Closing

  Mutual Conditions Precedent

        The Arrangement Agreement provides that the respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of the following conditions on or before the Effective Time:

  1.
  the Arrangement Resolution shall have been approved by the Common Shareholders at the Meeting;

  2.
  the Interim Order and the Final Order shall have each been obtained on terms reasonably satisfactory to each of the Parties, and have not been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

  3.
  the Certificate of Arrangement shall have been issued by the Director and the Effective Date shall have occurred not later than the Outside Date;

  4.
  no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the other transactions contemplated by this Agreement; and

  5.
  the Arrangement Agreement shall not have been terminated in accordance with its terms.

  Additional Conditions Precedent to the Obligations of the Purchaser Parties

        The Arrangement Agreement provides that the obligations of the Purchaser Parties to complete the Arrangement are subject to the fulfillment of a number of additional conditions, each of which is for the benefit of Purchaser Parties:

  1.
  all covenants of the Company under the Arrangement Agreement to be performed on or before the Effective Time shall have been performed in all material respects, and the Purchaser Parties shall have received a certificate signed by two executive officers of the Company (in each case without personal liability), confirming the same as at the Effective Time;

  2.
  the representations and warranties of the Company set forth in the Arrangement Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored); and the Purchaser Parties shall have received a certificate signed by two executive officers of the Company (in each case without personal liability), confirming the same as at the Effective Time;

  3.
  no adverse legal action (whether by a Governmental Entity or any other person) shall be commenced, pending or threatened and no Law shall have been proposed, enacted, promulgated or applied, in either case, (i) to cease trade, enjoin, prohibit or impose material conditions on the rights of AcquisitionCo to own or exercise full rights of ownership of the Common Shares and, if Preferred Shareholder Approval is obtained, the Preferred Shares upon the completion of the Arrangement or conduct the business conducted by the Company, (ii) that would prevent, materially impede or significantly delay the consummation of the Arrangement or (iii) if the Arrangement is consummated, that would have a Material Adverse Effect;

  4.
  the Key Regulatory Approvals in form and substance satisfactory to the Purchaser Parties, acting reasonably, shall have been obtained or concluded and, in the case of waiting or suspensory periods, shall have expired, been terminated or been waived;

  5.
  all other third party consents, waivers, permits, orders and approvals that are required to consummate the transactions contemplated by the Arrangement Agreement shall have been provided or obtained on terms and conditions acceptable to the Purchaser Parties, acting reasonably, (including Regulatory Approvals other than the Key Regulatory Approvals) except where the failure to provide or obtain such would not, individually or in the aggregate: (i) have a Material Adverse Effect; or (ii) prevent, materially impede or significantly delay the completion of the Arrangement;

  6.
  there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect; and

  7.
  Dissent Rights have not been exercised with respect to more than 10% of the outstanding Common Shares.

        If Preferred Shareholder Approval is obtained, the obligation of the Purchaser Parties to complete the acquisition of the Preferred Shares is also subject to the fulfillment of the condition precedent that Dissent Rights have not been exercised with respect to more than 10% of the outstanding Preferred Shares.

  Additional Conditions Precedent to the Obligations of the Company

        The Arrangement Agreement provides that the obligations of the Company to complete the Arrangement are subject to the fulfillment of a number of additional conditions, each of which is for the benefit of the Company:

  1.
  all covenants of the Purchaser Parties under the Arrangement Agreement to be performed on or before the Effective Time shall have been performed in all material respects, and the Company shall have received certificates of each of the Purchaser Parties signed on behalf of each respective Purchaser Party by two of their respective executive officers (in each case without personal liability), confirming the same as at the Effective Time;

  2.
  the representations and warranties of the Purchaser Parties set forth in the Arrangement Agreement which are qualified by references to materiality shall be true and correct as of the Effective Time in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) and all other representations and warranties of the Purchaser Parties set forth in the Arrangement Agreement shall be true and correct as of the Effective Time in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), in each case; and the Company shall have received certificates of each of the Purchaser Parties executed by two executive officers of each of the Purchaser Parties (in each case without personal liability) confirming the same as at the Effective Time;

  3.
  each of the (i) Investment Canada Approval, (ii) Competition Act Approval, (iii) HSR Approval, (iv) CFIUS Clearance, and (v) EU Approval shall have been obtained or concluded and, in the case of waiting or suspensory periods shall have expired, been terminated or been waived; and

  4.
  the Purchaser shall have deposited or caused to be deposited in escrow with the Depositary not less than one business day prior to the completion of the Arrangement, the aggregate Cash Consideration payable to the Common Shareholders and, if Preferred Shareholder Approval is obtained, the Preferred Shareholders, under the Arrangement and the Company shall have received written confirmation of the receipt of such funds by the Depositary.

Termination of Arrangement Agreement

        The Arrangement Agreement may be terminated at any time prior to the Effective Time in the following circumstances by:

  1.
  the mutual written agreement of the Parties; or

  2.
  either the Company, the Purchaser or AcquisitionCo if:

  (a)
  the Effective Time has not occurred on or prior to the Outside Date, except the right to terminate the Arrangement Agreement pursuant to this Item 2(a) shall not be available to any Party whose failure to fulfill any of its obligations in the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

  (b)
  Common Shareholder Approval is not obtained at the Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order.

  3.
  either the Purchaser or AcquisitionCo if:

  (a)
  (i) the Board or any committee of the Board withdraws, withholds, amends, modifies or qualifies, or publicly announces an intention to withdraw, withhold, amend, modify or qualify its unanimous approval or recommendation of the Arrangement in a manner adverse to AcquisitionCo; (ii) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or fails to recommend unequivocally against acceptance of a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five business days (or beyond the third business day prior to the date of the Meeting, if sooner, as long as the Board has had at least two business days to act) after the Purchaser Parties request that the Company do so; (iii) the Board or any committee of the Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with the Non-Solicitation Covenants) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; or (iv) the Board or any committee of the Board fails to publicly reaffirm its recommendation of the Arrangement Agreement and the Arrangement within five business days after the announcement or commencement of any Acquisition Proposal or within five business days after having been requested to do so by either of the Purchaser Parties;

  (b)
  a breach of any representation, warranty, covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would give rise to the failure of a condition in "Mutual Conditions Precedent" or "Additional Conditions Precedent to the Obligations of the Purchaser Parties", and such breach has not been cured until the earlier of (i) the Outside Date, and (ii) the date that is ten business days following receipt by the Company of written notice delivered by the Purchaser Parties specifying in reasonable detail all breaches of covenants, representations and warranties that the Purchaser Parties are asserting as the basis for the termination right; provided that each of the Purchaser and AcquisitionCo is not then in breach of its obligations under the Arrangement Agreement;

  (c)
  the Company breaches any Non-Solicitation Covenants in any material respect; or

  (d)
  all of the conditions to the completion of the Arrangement for the benefit of the Purchaser Parties have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of the Arrangement Agreement by either of the Purchaser Parties.

  4.
  the Company if:

  (a)
  a breach of any representation, warranty, covenant or agreement on the part of the Purchaser or AcquisitionCo under the Arrangement Agreement occurs that would give rise to the failure of a condition in "Mutual Conditions Precedent" or "Additional Conditions Precedent to the Obligations of the Company", and such breach has not been cured until the earlier of (i) the Outside Date, and (ii) the date that is ten business days following receipt by the Purchaser Parties of written notice delivered by the Company specifying in reasonable detail all breaches of covenants, representations and warranties that the Company is asserting as the basis for the termination right; provided that the Company is not then in breach of its obligations under the Arrangement Agreement;

  (b)
  the Company enters into a definitive agreement with respect to a Superior Proposal in compliance with the Non-Solicitation Covenants, provided that prior to or concurrent with entering into such definitive agreement the Company pays the Termination Fee and further provided that the Company has not breached any of its covenants, obligations or agreements in the Arrangement Agreement; or

  (c)
  all of the conditions to the completion of the Arrangement for the benefit of the Company have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of the Arrangement Agreement by the Company.

        In the event of termination, the Arrangement Agreement shall become void and of no further force or effect and no Party shall have any further obligations or liability under the Arrangement Agreement, except as expressly provided in the Arrangement Agreement.

Termination Fee

        The Company shall pay to AcquisitionCo a termination fee of $270 million (the "Termination Fee") if:

  1.
  either Purchaser Party shall have terminated the Arrangement Agreement pursuant to Item 3(a) or Item 3(c) under "Termination of Arrangement Agreement" above;

  2.
  the Company shall have terminated the Arrangement Agreement pursuant to Item 4(b) under "Termination of Arrangement Agreement" above; or

  3.
  (i) prior to termination of the Arrangement Agreement, an Acquisition Proposal shall have been made or proposed to the Company or otherwise publicly announced, or a person shall have publicly announced an intention to do so, (ii) the Common Shareholders' vote shall have been held prior to the Outside Date while any Acquisition Proposal remains outstanding and the Arrangement Resolution shall not have been approved, and (iii) within 365 days following the date of such termination, the Acquisition Proposal referred to in Item 3(i) is consummated.

Expense Reimbursement

        The Company shall pay to AcquisitionCo the reasonable documented out-of-pocket expenses of the Purchaser Parties and their respective affiliates incurred in connection with the transactions contemplated in the Arrangement Agreement (to a maximum of $20 million), including expenses incurred by the Purchaser Parties in connection with the Arrangement, without prejudice to any other rights it may have, if the Arrangement Agreement is terminated by either of the Purchaser Parties pursuant to Item 3(a) under "Termination of Arrangement Agreement" above.

Amendment

        The Arrangement Agreement and the Plan of Arrangement may, before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation: (i) change the time for performance of any of the obligations or acts of the Parties; (ii) modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement; (iii) modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or (iv) modify any conditions precedent contained in the Arrangement Agreement, provided that no such amendment reduces the consideration to be received by a Common Shareholder, Preferred Shareholder, Optionholder or holder of Company PSUs without approval by the Common Shareholders or Preferred Shareholders, as applicable, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

Key Regulatory Approvals

        The following is a summary of the Key Regulatory Approvals required to complete the Arrangement.

Investment Canada Approval

        Subject to limited exemptions, the direct acquisition of control of a Canadian business by a non-Canadian that exceeds a financial threshold prescribed under Part IV of the Investment Canada Act (a "Reviewable Transaction") is subject to review. In the case of a Reviewable Transaction, a non-Canadian investor must submit an application to the Director of Investments under the Investment Canada Act (an "Application for Review") seeking approval of the Reviewable Transaction and cannot complete the transaction until the transaction has been reviewed by the Minister responsible for the Investment Canada Act (the "Minister") and the Minister is satisfied or is deemed to be satisfied that the transaction is likely to be of net benefit to Canada (the "net benefit ruling"). The submission of the Application for Review triggers an initial review period of up to 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days or such further period agreed to by the non-Canadian investor and the Minister.

        In determining whether to issue a net benefit ruling, the Minister is required to consider, among other things, the Application for Review and any written undertakings offered by the non-Canadian investor to Her Majesty in right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a net benefit ruling include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), on participation by Canadians in the acquired business, on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, as well as the contribution of the investment to Canada's ability to compete in world markets.

        If, following his review, the Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian investor and the Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the Minister must send a notice to the non-Canadian investor stating either that the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

        As the relevant financial threshold is exceeded and AcquisitionCo is a non-Canadian investor, the Arrangement is a Reviewable Transaction. Repsol expects to file an Application for Review shortly after the date of this Information Circular to commence the Minister's review of the Arrangement.

Competition Act Approval

        Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies ("Notifiable Transactions").

        Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a "Notification") to the Commissioner of Competition and the applicable waiting period has expired or been terminated early by the Commissioner of Competition.

        The initial waiting period is 30 days after the day on which the parties to the Notifiable Transaction have both submitted their respective Notifications. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner of Competition notifies the parties, pursuant to subsection 114(2) of the Competition Act, that the Commissioner of Competition requires additional information that is relevant to the Commissioner of Competition's assessment of the Notifiable Transaction (a "Supplementary Information Request"). In the event that the Commissioner of Competition provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time.

        A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner of Competition notifies the parties that he does not, at that time, intend to challenge the transaction by making an application under section 92 of the Competition Act (a "No Action Letter"). In such a case, the Commissioner of Competition will reserve the right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed. Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner of Competition under subsection 102(1) of the Competition Act for an advance ruling certificate (an "ARC") formally confirming that the Commissioner of Competition is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction. Upon the issuance of an ARC, the parties to a Notifiable Transaction are legally entitled to complete their transaction.

        Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner of Competition can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner of Competition did not issue an ARC in respect of the merger. On application by the Commissioner of Competition under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner of Competition, the Competition Tribunal may order a person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

        The Arrangement is a Notifiable Transaction. The Parties intend to submit a request to the Commissioner for an ARC or, in the alternative, a No Action Letter, shortly after the date of this Information Circular to commence the Commissioner of Competition's review of the Arrangement. Under the terms of the Arrangement Agreement, Repsol or the Company can elect to file a Notification, in which case Repsol and the Company shall each file their respective Notification if an ARC or No Action Letter has not been obtained within 14 days after the filing of the request for an ARC.

CFIUS Clearance

        Completion of the Arrangement is also conditional upon satisfactory completion of U.S. government review of the acquisition of control over the Company's U.S. operations by Repsol. Under Exon-Florio, the President of the United States may block the acquisition of control over a U.S. business by a foreign person where a covered transaction threatens to impair the national security of the United States. The Parties intend to submit a joint notification to CFIUS under Exon-Florio with respect to the U.S. operations of the Company. Once the filing is accepted, CFIUS will commence a 30-day review of the Arrangement, at the end of which CFIUS may either conclude its process or initiate a 45-day investigation. If an investigation is launched, CFIUS generally will either conclude its process at the close of the investigation period or refer the transaction to the President for decision. CFIUS may ask the Parties to agree to conditions or other mitigation measures in order to resolve national security concerns that it identifies. Unless the Parties withdraw the Exon-Florio filing (with the ability to resubmit the filing to CFIUS) the CFIUS process should be concluded within 75 days from the acceptance of the filing. If CFIUS refers a transaction to the President at the end of the 75-day period for a Presidential decision, he has 15 days in which to make a decision as to whether to exercise his authority under Exon-Florio. Under the terms of the Arrangement Agreement, either Repsol or the Company may decline to complete the Arrangement absent the receipt of CFIUS Clearance on terms that are acceptable to such Party, acting reasonably, subject to compliance with the standard for acceptable terms established under the Arrangement Agreement.

HSR Approval

        Under the HSR Act, certain transactions may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and with the U.S. Federal Trade Commission (the "FTC") and applicable waiting period requirements have been satisfied. The transactions contemplated by the Arrangement Agreement are subject to the HSR Act.

        Repsol and the Company expect to file the requisite Notification and Report Forms shortly after the date of this Information Circular. The applicable waiting period will expire 30 days after such filing, unless earlier terminated by the FTC or the DOJ or unless the FTC or the DOJ issues a request for additional information and documentary material (a "Second Request") prior to that time. If within the 30-day waiting period, the FTC or the DOJ were to issue a Second Request, the waiting period with respect to the Arrangement would be extended until 30 days following substantial compliance with the Second Request unless the FTC or the DOJ terminates the waiting period prior to its expiration. The Parties are entitled to complete the Arrangement at the end of the waiting period, provided that the FTC or the DOJ has not taken some action that results in a court order stopping the Arrangement. The expiration or termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Arrangement.

EU Approval

        Completion of the Arrangement is also conditional upon EU Approval. Notification must be provided to, and pre-closing clearance must be obtained from, the European Commission under the EU Merger Regulation.

Other

        The Company and the Purchaser Parties have agreed that the Key Regulatory Approvals also include approvals from the applicable Governmental Entities in certain other jurisdictions in which the Company has assets. There are no specific time periods or processes associated with obtaining these approvals. The Parties have initiated discussions with the applicable Governmental Entities to obtain the requisite approvals.

        The Company will also seek the customary letter of comfort from the United Kingdom ("UK") Department of Energy and Climate Change ("DECC") to the effect that DECC does not intend to revoke any of the UK petroleum licences held by the Company's Subsidiaries following the change in control pursuant to the Arrangement Agreement.

Preferred Shares

        If the Preferred Share Acquisition Condition is satisfied and the Arrangement is completed, the Preferred Shares will be acquired by AcquisitionCo as part of the Arrangement.

        If the Preferred Share Acquisition Condition is not satisfied, the Preferred Shares will be excluded from the Arrangement and will remain outstanding following completion of the Arrangement.

        For the period until December 31, 2016, the holders of the Preferred Shares are entitled to receive, if, as in when declared by the Board, fixed cumulative preferential cash dividends at an annual rate of Cdn.$1.05 per share, payable quarterly on the last day of March, June, September and December in each year. The Preferred

Shares are redeemable by the Company in whole or in part on December 31, 2016 by the payment of Cdn.$25.00 per share plus accrued and unpaid dividends to but excluding the date of redemption. If the Arrangement is completed and the Preferred Shares are not acquired by AcquisitionCo pursuant to the Arrangement, it is anticipated that AcquisitionCo or the Company will take steps so that AcquisitionCo becomes the sole shareholder of the Company, which could include the redemption of the Preferred Shares on December 31, 2016.

Interests of Directors and Executive Officers in the Arrangement

        The directors and executive officers of the Company may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders. These interests include those described below.

Common Shares and Preferred Shares

        As at January 13, 2015, the directors and executive officers of the Company and their associated entities beneficially owned, controlled or directed, directly or indirectly, an aggregate of 875,532 Common Shares and 300 Preferred Shares. No director or executive officer of the Company and his or her associated entities beneficially owned, controlled or directed, directly or indirectly, more than 1% of either the Common Shares or Preferred Shares. Messrs. Merksamer and Christodoro, each a director of the Company, are also each Managing Directors of Icahn Capital L.P., a Subsidiary of Icahn Enterprises L.P., which together with its affiliates beneficially owns approximately 7% of the outstanding Common Shares.

        All of the Shares held by such directors and executive officers of the Company and their associated entities will be treated in the same fashion under the Arrangement as Shares held by all other Shareholders.

Compensation Awards

  DDSUs

        As at January 13, 2015, the directors of the Company were entitled to an aggregate of 1,000,529 DDSUs granted pursuant to the DDSU Plan. Additional DDSUs may be granted in the ordinary course of business prior to closing of the Arrangement. Only non-executive directors of the Company are eligible to participate in the DDSU Plan. Mr. Kvisle was granted DDSUs while he served as a non-executive director prior to being appointed Chief Executive Officer of the Company. Under the terms of the DDSU Plan, directors may redeem their DDSUs for the fair market value of such DDSUs (determined by reference to the price of Common Shares upon termination of their services with the Company). If a director ceases to serve on the Board following the completion of the Arrangement, such director will be entitled to receive a cash payment in respect of each DDSU held by the director in accordance with the DDSU Plan.

  EDSUs

        As at January 13, 2015, the executive officers of the Company were entitled to an aggregate of 1,394,982 EDSUs granted pursuant to the EDSU Plan. Additional EDSUs may be granted in the ordinary course of business prior to closing of the Arrangement reflecting pre-existing elections made by executives to defer portions of their compensation into the form of EDSUs. In addition, Mr. Kvisle holds 541,466 performance based EDSUs that will vest after the Board evaluates the Company's performance for 2014. This evaluation and vesting will occur before the Effective Date. Only executive officers of the Company are eligible to participate in the EDSU Plan. If an executive officer is terminated or resigns as a result of the Arrangement, the EDSUs will be dealt with according to the EDSU Plan.

  Company Options

        As at January 13, 2015, the executive officers of the Company have been granted an aggregate of 2,845,375 Company Options pursuant to the Company Option Plan. None of the directors of the Company hold any Company Options. All outstanding Company Options have an exercise price greater than $8.00 per share. Pursuant to the Arrangement, each Company Option outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to, for each Common Share for which the Company Option may be exercised: (i) $0.01 or (ii) at the election of the Company, the Canadian Dollar Equivalent of $0.01, in any case less all applicable withholding taxes.

        If the Arrangement is completed, the executive officers of the Company would receive, in exchange for all Company Options held by them as at January 13, 2015, an aggregate of approximately $28,454.

  Company PSUs

        As at January 13, 2015, the executive officers of the Company held an aggregate of 2,197,310 Company PSUs granted pursuant to the Company Performance Share Unit Plan. None of the directors of the Company hold any Company PSUs. PSUs granted in 2012 will be settled in accordance with their terms prior to the Effective Date. Pursuant to the Arrangement, each Company PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to (i) $8.00; or (ii) at the election of the Company, the Canadian Dollar Equivalent of $8.00, in any case less applicable withholding taxes.

        If the Arrangement is completed, the executive officers of the Company would receive, in exchange for all Company PSUs held by them as at January 13, 2015, an aggregate of approximately $17.58 million. Until completion of the Arrangement, outstanding Company PSUs will continue to vest in accordance with their terms and any amounts paid in respect of such vested Company PSUs will not form part of the payments to be made pursuant to the Arrangement.

  RSUs

        As at January 13, 2015, the executive officers of the Company held an aggregate of 59,030 RSUs granted pursuant to the RSU Plan. A portion of these RSUs may be settled in accordance with their terms prior to the Effective Date. None of the directors of the Company hold any RSUs. The Arrangement constitutes a "change of control" for the purposes of the RSU Plan and would result in the acceleration of all unvested RSUs in accordance with the terms of such plan. As determined by the Board and in connection with the Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, all of the outstanding RSUs shall be deemed to be fully vested. If the Arrangement is completed, the executive officers of the Company would receive, in exchange for all RSUs held by them as at January 13, 2015, an aggregate of approximately $0.47 million. Until completion of the Arrangement, RSUs will continue to vest in accordance with their terms and any amounts paid in respect of such RSUs will not form part of the payments to be made as a consequence of the Arrangement.

  Cash Units

        As at January 13, 2015, the executive officers of the Company held an aggregate of 518,290 Cash Units granted pursuant to the Cash Unit Plans. None of the directors of the Company hold any Cash Units. A portion of these Cash Units will be settled in accordance with their terms prior to the Effective Date. The Company has agreed in the Arrangement Agreement that it shall use reasonable commercial efforts to cause its Subsidiaries to cause each holder of Cash Units to enter into exercise or cancellation agreements with the Company, in a form mutually satisfactory to the Company and Repsol and AcquisitionCo not less than three business days prior to the date on which application will be made for the Final Order, pursuant to which such holder will agree to the settlement and cancellation of all of their Cash Units in exchange for a cash payment equal to the greater of $0.01 and the amount, if any, by which $8.00 exceeds the "unit price" (as defined in the Cash Unit Plans), less any applicable withholding taxes. Until completion of the Arrangement, Cash Units will continue to vest in accordance with their terms and any amounts paid in respect of such Cash Units will not form part of the payments to be made as a consequence of the Arrangement.

Employment Contracts

        The Company has entered into employment contracts with each of its executive officers. These contracts contain provisions for payments for termination following a change of control. Completion of the Arrangement would constitute a change of control for purposes of such employment contracts.

        For employment contracts entered into before 2012 (the "Pre-2012 Agreements") (including Messrs. Rooney, Smith and Blakeley), the termination provisions apply if there is a termination without cause by Talisman or by an acquiring company at any time, or if the executive officer elects to terminate his employment within 12 months after a change of control event (each a "modified single trigger"). Employment contracts entered into with executive officers after January 1, 2012 ("Post-2012 Agreements") (including with Messrs. Kvisle and Warwick), do not provide the executive officer with an election to terminate following a change of control event such as the Arrangement. However, the agreements provide for compensation in the event of a subsequent termination of employment by the Purchaser Parties (including constructive dismissal as a result of inconsistent duties, reduced salary, relocation and changes in compensation) within 12 months following a change of control (a "double trigger").

        Upon a change of control resulting in a modified single trigger or double trigger termination, each of the executive officers is entitled to a lump sum payment equal to the aggregate of: 24 months (or 30 months in the case of Mr. Kvisle) (the "Severance Period") of his or her monthly base salary and his or her annual target variable pay. Additionally, such executive officer is entitled to the annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid, and a pro rata portion of the annual variable pay target for the portion of the current year up to the date of notice (collectively the "Severance Payment"). The Chief Executive Officer is entitled to an award of EDSUs equivalent to the incremental compensatory value of pension benefits that would have accrued for the current year up to the date of notice, plus credit for an additional 2.5 years, had he participated in the pension plan. The other executive officers are entitled to all pension benefits accrued as at the date of notice, plus credit for an additional two years. All executive officers, with the exception of Mr. Kvisle, have the option to purchase the personally assigned company vehicle and receive a lump sum equal to 15% of the Severance Payment in lieu of benefits. For Mr. Warwick, the calculation of such lump sum does not include portions of the Severance Payment related to variable pay for the year preceding the date of notice or the current year up to the date of termination. All executive officers are entitled to management termination (with the exception of Mr. Kvisle), legal and tax counselling services and liability insurance and/or indemnity coverage. With respect to long-term incentives, Company Options, Company PSUs, RSUs and Cash Units will be dealt with as described above.

        Pursuant to the modified single trigger employment contracts, the payments, calculated as at December 31, 2014, would be an aggregate of approximately Cdn.$15.2 million. Pursuant to the double trigger employment contracts, if the executive officers are terminated following the change of control, the payments, calculated as at December 31, 2014, would be an aggregate of approximately Cdn.$17.6 million.

        EDSUs are fully vested upon being credited to the executive officer's account and their vesting is not affected by a change of control. Mr. Kvisle's performance based EDSUs do not vest on a change of control, but do vest on termination without cause within 12 months following a change of control, subject to satisfaction by the Company's Human Resources Committee of the performance conditions relating to such grant.

        Repsol has agreed to introduce an employee retention bonus program which may include some executive officers of the Company. Under this program, retention bonuses will be paid by Repsol in amounts and to recipients that have yet to be determined.

        Pursuant to the Arrangement Agreement, the Company has agreed to use its reasonable commercial efforts to obtain and deliver to the Purchaser Parties, at the Effective Time, the resignations, effective as of the Effective Time, of any of the directors and officers of the Company requested by Repsol. Repsol has not requested any resignations from the directors and/or officers of Talisman as at the date of this Information Circular.

Cash Payments to Directors and Executive Officers of the Company Pursuant to Compensation Awards and Shareholdings of Directors and Executive Officers of the Company

        Other than in respect of DDSUs, no non-executive directors of the Company will receive any payment as a result of the proposed Arrangement, except with respect to Common Shares and/or Preferred Shares beneficially owned by such directors, which amounts will be paid on the same terms as all other Shareholders.

        The chart below sets out for each director and executive officer of the Company: (i) the number of Common Shares and Preferred Shares beneficially owned by such director and executive officer and his or her associates and affiliates; and (ii) the amount of cash payable pursuant to the Arrangement for compensation awards held by each executive officer and director.

Name and Municipality of Residence	Position with the Company	Common Shares Held(1)	Preferred Shares Held(1)	Cash Payment under the Arrangement with respect to compensation awards(2) ($)
Directors
Christiane Bergevin Montreal, Quebec, Canada	Director	2,000	300	646,085
Donald J. Carty, O.C. Dallas, Texas, United States	Director	10,000	-	623,294
Jonathan Christodoro Paramus, New Jersey, United States	Director	-	-	163,473
Thomas W. Ebbern Canmore, Alberta, Canada	Director	10,000	-	328,626
Harold N. Kvisle Calgary, Alberta, Canada	Director and President and Chief Executive Officer	62,930	-	15,129,329	(3)
Brian M. Levitt, Q.C. Westmount, Quebec, Canada	Director	30,000	-	384,092
Samuel J. Merksamer Harrison, New York, United States	Director	-	-	242,004
Lisa A. Stewart Houston, Texas, United States	Director	-	-	776,772
Henry W. Sykes Calgary, Alberta, Canada	Director	10,700	-	251,924
Peter W. Tomsett Vancouver, British Columbia, Canada	Director	-	-	782,023
Michael T. Waites Vancouver, British Columbia, Canada	Director	12,875	-	638,844
Charles R. Williamson Sonoma, California, United States	Director	-	-	2,074,382
Charles M. Winograd Toronto, Ontario, Canada	Director	-	-	718,656
Executive Officers
Paul R. Smith Calgary, Alberta, Canada	Executive Vice-President, Finance and Chief Financial Officer	215,070	-	3,510,903

Name and Municipality of Residence	Position with the Company	Common Shares Held(1)	Preferred Shares Held(1)	Cash Payment under the Arrangement with respect to compensation awards(2) ($)
A. Paul Blakeley Singapore	Executive Vice-President, Asia-Pacific	308,694	-	3,224,819
Paul C. Warwick Aberdeen, Scotland, United Kingdom	Executive Vice-President, Europe-Atlantic	41,510	-	3,214,401
Robert R. Rooney Calgary, Alberta, Canada	Executive Vice-President, Corporate	171,753	-	3,031,884

Notes:

(1)
As at January 13, 2015.

(2)
For non-executive directors of the Company, cash payments are in respect to DDSUs, as at January 13, 2015. For executive officers of the Company, cash payments are in respect to EDSUs, Company PSUs, RSUs, Company Options and Cash Units, as applicable, as at January 13, 2015. For awards with performance conditions, a performance multiplier of 1.0 has been assumed. Prior to the closing of the Arrangement, additional EDSUs and DDSUs may be granted in the ordinary course of business.

(3)
Of the $15.1 million reported for Mr. Kvisle, $374,054 is related to his tenure as a director of the Company prior to becoming an executive officer, and $14.4 million is related to his tenure as an executive officer. As an executive officer, Mr. Kvisle takes 25% of his salary, 100% of his annual bonus, 100% of his annual pension accrual and the value of some perquisite items he would have otherwise received in cash, in the form of EDSUs; this created a stronger correlation between share price performance and his compensation. Of the $14.4 million that is related to his tenure as an executive officer, $2.7 million is related to these compensation amounts that he elected to take in the form of EDSUs rather than cash, and $11.7 million is related to the performance-based EDSU awards he received as long-term at risk incentives.

Continuing Insurance Coverage for Directors and Executive Officers of the Company

        The Arrangement Agreement provides that the Purchaser Parties shall, or shall cause the Company and the Company's Subsidiaries to, maintain customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by the Company and the Company's Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time. The Arrangement Agreement also provides that Repsol will, or will cause the Company to, maintain such "tail" policies in effect without any reduction in amount or scope for six years from the Effective Time.

Canadian Securities Law Matters

        The Company is a reporting issuer (or its equivalent) in all provinces and territories of Canada and, accordingly, is subject to applicable Securities Laws of such provinces and territories, including MI 61-101.

        MI 61-101 regulates certain transactions which raise a heightened potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. MI 61-101 is intended to ensure equality of treatment among securityholders in such transactions, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. In certain circumstances, the provisions of MI 61-101 will apply to a transaction of an issuer, like the Arrangement, as a consequence of which the interests of a holder of equity securities may be terminated without their consent.

        MI 61-101 provides that where a related party of the issuer is entitled to receive a collateral benefit in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a "business combination" for the purposes of MI 61-101 and subject to its disclosure, approval and valuation requirements. However, these requirements of MI 61-101 do not apply where, in addition to certain other conditions, related parties have beneficial ownership of or control or direction over less than 1% of the issuer's outstanding equity securities at the time the transaction was agreed to and where collateral benefits are disclosed in the information circular.

        The directors and executive officers of the Company are considered related parties, but have beneficial ownership or control or direction over less than 1% of the Company's outstanding equity securities. Each of the directors and executive officers of the Company holds compensation awards, the vesting of which will be accelerated pursuant to or otherwise as a consequence of the Arrangement, for which the directors and executive officers will or may receive cash payments at or after the Effective Time. In addition, certain of the executive officers of the Company may also be entitled to payments under their employment contracts and may be entitled to participate in retention programs in connection with the Arrangement. The Company will also purchase "tail" policies of directors' and officers' liability insurance for the benefit of the directors and officers of the Company. All such benefits will be received solely in connection with the beneficiary's service as a director or employee of the Company, none are conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the director or executive officer for securities to be relinquished under the Arrangement, and the conferring of such benefit is not conditional on the director or executive officer supporting the Arrangement in any manner.

        See "Interests of Directors and Executive Officers in the Arrangement" for detailed information regarding the payments and other benefits to be received by each of the directors and executive officers in connection with the Arrangement.

        Accordingly, the Arrangement is not considered a "business combination" under MI 61-101 and the disclosure, minority approval and independent valuation requirements of MI 61-101 do not apply to the Arrangement.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement generally applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times, (i) deals at arm's length with, and is not affiliated with, the Company and AcquisitionCo, and (ii) holds its Common Shares and Preferred Shares, as applicable, as capital property (a "Holder"). Shares will generally be considered capital property to a Holder provided the Holder does not hold the Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the Shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders resident in Canada who might not otherwise be considered to hold their Shares as capital property may, in certain circumstances, be entitled to have their Shares and every other "Canadian security" (as defined in the Tax Act) owned by the Holder treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Holder considering making such election should consult its own tax advisor.

        This summary is based on the current provisions of the Tax Act and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing and publicly available as of the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that the Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, governmental or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax considerations.

        This summary is not applicable to a Holder: (i) that is a "financial institution" for the purposes of the "mark-to-market rules" in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that has elected to report its "Canadian tax results" for the purposes of the Tax Act in a currency other than the Canadian currency; (v) that has entered into, or will enter into, a "derivative forward agreement" with respect to a Share as defined in the Tax Act; or (vi) that has acquired a Share on the exercise of an employee stock option. Such Holders should consult their own tax advisors having regard to their particular circumstances.

        This summary is of a general nature only and is not intended to be legal, business or tax advice to any Shareholder and no representation with respect to the tax consequences to any particular Shareholder is made. Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of the Arrangement based on their particular circumstances.

Currency Conversion

        In general, amounts relevant to the computation of income under the Tax Act are required to be reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars, generally at the exchange rate quoted by the Bank of Canada as its noon rate on the date each such amount arises (or if there is no such rate quoted for the applicable day, the closest preceding day for which such a rate is quoted). If a Holder of Common Shares (or the intermediary in whose name its Common Shares are registered) validly elects to receive the Consideration per Common Share in Canadian dollars, the exchange rate used in converting the Consideration per Common Share to Canadian dollars may not be the same as the exchange rate required to be used for the purposes of the Tax Act.

Holders Resident in Canada

        The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is resident or deemed to be resident in Canada (a "Resident Holder").

  Disposition of Shares pursuant to the Arrangement

        A Resident Holder who disposes of a Share for Cash Consideration pursuant to the Arrangement will generally realize a capital gain (or a capital loss) equal to the amount by which the Cash Consideration in respect of the Share, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Share to the Resident Holder. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains or Capital Losses" below.

  Dissenting Resident Holders

        A Resident Holder who validly exercises Dissent Rights (a "Resident Dissenting Holder") in respect of such Resident Holder's Common Shares or Preferred Shares, as the case may be, and is entitled to be paid fair value thereof will be deemed to have transferred such Common Shares or Preferred Shares, as applicable, to AcquisitionCo and will be paid by AcquisitionCo an amount equal to the fair value of the Common Shares or Preferred Shares, as applicable. Where AcquisitionCo pays the fair value of the Common Shares or Preferred Shares, as the case may be, to the Resident Dissenting Holder, the Resident Dissenting Holder will realize a capital gain (or a capital loss) equal to the amount by which the cash payment received in respect of such Share (exclusive of any interest) exceeds (or is less than) the adjusted cost base of the Share immediately before the disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains or Capital Losses" below.

        Interest awarded to a Resident Dissenting Holder by the Court will be included in the Resident Dissenting Holder's income for the purposes of the Tax Act. In addition, a Resident Dissenting Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may also be liable to pay a refundable tax of 6 2/3% on certain investment income, including interest income.

        Additional income tax considerations may be relevant to Holders who fail to perfect or withdraw their claims pursuant to their Dissent Rights. Holders considering exercising Dissent Rights should consult their own tax advisors.

  Taxation of Capital Gains or Capital Losses

        Generally, one half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year will be required to be included in computing the Resident Holder's income for the year, and one half of any such capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must generally be deducted against taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may generally be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain specified trusts) may be subject to alternative minimum tax.

        If the Resident Holder is a corporation, the amount of any capital loss otherwise realized on the disposition or deemed disposition of a Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Share (or on a share for which the Share has been substituted) to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Shares, or where a partnership or trust of which a corporate Holder is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that owns Shares.

        If the Resident Holder is a "Canadian-controlled private corporation" (as defined in the Tax Act) throughout the relevant taxation year, the Resident Holder may also be liable to pay a 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Holders Not Resident in Canada

        The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold (and will not use or hold) and is not deemed to use or hold their Shares in, or in the course of, carrying on a business in Canada (a "Non-Resident Holder"). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).

  Disposition of Shares pursuant to the Arrangement

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Share unless the Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

        Provided that the Common Shares or Preferred Shares, as the case may be, are listed on a designated stock exchange (which includes the TSX and the NYSE) at the time such Shares are transferred to AcquisitionCo pursuant to the Arrangement, a Common Share or Preferred Share, as applicable, generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless at any time during the 60 month period immediately preceding that time, (a) 25% or more of the issued shares of any class or series of the Company's capital stock were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons not dealing at arm's length with the Non-Resident Holder, or (iii) partnerships in which the Non-Resident Holder or a person not dealing at arm's length with the Non-Resident Holder held a membership interest, directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Common Share or Preferred Share, as applicable, was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties, or any option in respect of, or interest in, any such property, whether or not such property exists. A Share held by a Non-Resident Holder can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

        Even if a Common Share or Preferred Share is considered to be taxable Canadian property to a Non-Resident Holder, the Non-Resident Holder may be exempt from tax under the Tax Act on any gain on the disposition of such Share if the Share constitutes "treaty-protected property". A Share owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Share would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act.

        In the event a Common Share or Preferred Share constitutes or is deemed to constitute taxable Canadian property but not treaty-protected property to a Non-Resident Holder, the tax consequences of the Non-Resident Holder realizing a capital gain on the disposition of such Share under the Arrangement will generally be as described above under the heading "Holders Resident in Canada — Disposition of Shares pursuant to the Arrangement", subject to relief under an applicable income tax treaty or convention.

        Non-Resident Holders whose Common Shares or Preferred Shares are, or may be, taxable Canadian property should consult their own tax advisors with respect to the Canadian federal tax consequences to them of disposing of Shares pursuant to the Arrangement, including any resulting Canadian reporting obligations.

  Dissenting Non-Resident Holders

        A Non-Resident Holder who validly exercises Dissent Rights (a "Non-Resident Dissenting Holder") in respect of such Non-Resident Holder's Common Shares or Preferred Shares, as the case may be, and is entitled to be paid the fair value thereof will be deemed to have transferred such Common Shares or Preferred Shares, as applicable, to AcquisitionCo and will be paid by AcquisitionCo an amount equal to the fair value of the Common Shares or Preferred Shares, as applicable. Where AcquisitionCo pays the fair value of the Common Shares or Preferred Shares, as the case may be, to the Non-Resident Dissenting Holder, the Non-Resident Dissenting Holder will realize a capital gain (or a capital loss) equal to the amount by which the cash payment received in respect of such Share (exclusive of any interest) exceeds (or is less than) the adjusted cost base of the Share immediately before the disposition and any reasonable costs of disposition. Such capital gain (or capital loss) will generally be subject to the same Canadian tax treatment as described above under "Holders Not Resident in Canada — Disposition of Shares pursuant to the Arrangement". An amount paid in respect of interest awarded by the Court to a Non-Resident Dissenting Holder will generally not be subject to Canadian withholding tax.

Certain United States Federal Income Tax Considerations

        The following is a general discussion of certain U.S. federal income tax consequences of the Arrangement that are applicable to a U.S. Holder (as defined below) of Common Shares whose Common Shares are exchanged for cash pursuant to the Arrangement. This discussion applies only to U.S. Holders of Common Shares that hold such Shares as a capital asset within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to a U.S. Holder in connection with the Arrangement in light of such U.S. Holder's individual facts or circumstances. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this discussion is not binding on the Internal Revenue Service (the "IRS") or the U.S. courts, and no assurance can be given that the conclusions reached in this discussion will not be challenged, which challenge could be sustained. The Company has not requested, and does not intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement.

        This discussion is based on the Code, the U.S. Treasury Regulations, U.S. court decisions and published rulings and administrative positions of the IRS, in each case, as in effect as of the date hereof. These authorities are subject to change, possibly on a retroactive basis, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under any U.S. state or local or any foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Common Shares that is (a) an individual citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected under applicable U.S. Treasury Regulations to be treated as a United States person for

U.S. federal income tax purposes or (ii) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

        In addition, this discussion does not address any U.S. federal income tax considerations of the Arrangement that may be relevant to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws (including, for example, tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts, financial institutions, insurance companies, mutual funds, real estate investment trusts or regulated investment companies, partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes), S corporations or other pass-through entities or investors in such entities, broker-dealers, dealers or traders in securities or currencies that elect to apply a mark-to-market accounting method, holders that have a "functional currency" other than the U.S. dollar, holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction, holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services, holders subject to the alternative minimum tax, U.S. expatriates or former long term residents of the United States, and holders that own, directly, indirectly or by attribution, any shares of stock of the Company following the Arrangement. In addition, this summary does not address holders whose Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) at the time of disposition or that are otherwise subject to Canadian tax on gain on the disposition of their Common Shares. Such holders should consult their own tax advisors.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

        U.S. Holders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement, including the applicability and effect of the alternative minimum tax, and any state, local, foreign or other tax laws.

U.S. Holders Selling Common Shares Pursuant to the Arrangement

        The receipt by a U.S. Holder of cash in exchange for Common Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder who receives cash in exchange for Common Shares pursuant to the Arrangement will recognize gain or loss in an amount equal to the difference, if any, between (1) the amount of cash received (in U.S. dollars or the U.S. dollar value of any Canadian dollars received, as applicable. See "Receipt of Canadian Currency" below) in exchange for such U.S. Holder's Common Shares and (2) the U.S. Holder's adjusted tax basis for U.S. federal income tax purposes in such Common Shares (as determined in U.S. dollars). Subject to the passive foreign investment company rules discussed below under "Passive Foreign Investment Companies", any gain or loss realized generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period in the Common Shares exchanged pursuant to the Arrangement is greater than one year as of the date of the Arrangement. Capital gains of certain non-corporate U.S. Holders (including individuals) are generally subject to taxation at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Common Shares at different times or prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Common Shares.

U.S. Holders Exercising Dissent Rights

        A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash by AcquisitionCo in exchange for such U.S. Holder's Common Shares generally will recognize gain or loss in the same manner as a U.S. Holder receiving cash in exchange for Common Shares pursuant to the Arrangement, as described above under "U.S. Holders Selling Common Shares Pursuant to the Arrangement".

Passive Foreign Investment Companies

        A non-U.S. corporation will be classified as a "passive foreign investment company" ("PFIC") for any taxable year if (1) at least 75 percent of its gross income consists of passive income (such as dividends, interests, rents, royalties or gains on the disposition of certain minority interests) or (2) at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If the Company were characterized as a PFIC, such characterization would result in adverse tax consequences to U.S. Holders, and U.S. federal income tax consequences of the receipt of cash by a U.S. Holder in exchange for Common Shares different than those described above may apply. These consequences may include having gains realized on the receipt of cash in exchange for Common Shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on such gains. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their disposition of Common Shares.

Receipt of Canadian Currency

        The U.S. dollar value of any Canadian dollars received as a result of an election to receive Canadian currency pursuant to the Arrangement or on the exercise of Dissent Rights in the Arrangement generally will be determined based on the exchange rate applicable on the date such Canadian dollar payment is received or includible in income, as applicable (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at an exchange rate other than the rate used to determine the U.S. dollar value of the Canadian dollars received may recognize a foreign currency exchange gain or loss, which generally would be U.S. source ordinary income or loss. U.S. Holders that receive any amounts in Canadian dollars as a result of the Arrangement or on the exercise of Dissent Rights in the Arrangement should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

        Payments of cash to U.S. Holders in exchange for their Common Shares made in the United States (and, in certain cases, outside of the United States) generally will be subject to U.S. federal information reporting requirements and may be subject to U.S. federal backup withholding tax (currently at the rate of 28%) if a U.S. Holder fails to furnish the U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9) and comply with certain certification and other requirements or otherwise establish an exemption. Certain U.S. Holders (such as corporations) are exempt from these information reporting and backup withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or may be refunded to the extent such amounts exceed such liability, provided the required information is timely furnished to the IRS.

Risk Factors

        In evaluating whether to approve the Arrangement Resolution, the Common Shareholders and the Preferred Shareholders should carefully consider the following risk factors. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company may also adversely affect the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement.

Risks Relating to the Arrangement

  Completion of the Arrangement is subject to several conditions that must be satisfied or waived

        The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Parties, including receipt of the Key Regulatory Approvals, approval of the Common Shareholders and the granting of the Final Order. There can be no certainty, nor can the Parties provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the

Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the Common Shares and Preferred Shares.

  The Arrangement Agreement may be terminated by Repsol and AcquisitionCo, in which case an alternative transaction may not be available

        Each of Repsol and AcquisitionCo has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by either of Repsol and AcquisitionCo before the completion of the Arrangement. If the Arrangement Agreement is terminated, there is no guarantee that a transaction will be available for the Common Shares or Preferred Shares from an alternative party.

  Impact of the Arrangement on Preferred Shareholders

        If Preferred Shareholder Approval is not obtained, the Preferred Shares will be excluded from the Arrangement and will remain outstanding following the Effective Time. In this situation, it is possible that the market price of the Preferred Shares could be adversely affected.

  The Company will incur costs and may have to pay the Termination Fee

        Certain costs relating to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. If the Arrangement is not completed, the Company may also be required to pay the Termination Fee to AcquisitionCo. If the Company is required to pay the Termination Fee under the Arrangement Agreement, the financial condition of the Company could be materially adversely affected.

  The Termination Fee may discourage other parties from making an Acquisition Proposal

        Under the Arrangement, the Company is required to pay the Termination Fee in the event that the Arrangement Agreement is terminated in circumstances related to a possible alternative transaction to the Arrangement. The Termination Fee may discourage other parties from making an Acquisition Proposal, even if such a transaction could provide better value to Shareholders than the Arrangement.

Risks Relating to the Company

        If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company's Annual Information Form for the year ended December 31, 2013, the interim Management's Discussion & Analysis for the period ending September 30, 2014 and other filings of the Company filed with the securities regulatory authorities which have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Procedures for the Surrender of Common Shares and Preferred Shares and Receipt of Consideration

Procedures for Common Shareholders

        Only registered Common Shareholders are required to submit a Letter of Transmittal. If you are a non-registered Common Shareholder holding your Common Shares through an intermediary such as a broker, investment dealer, bank, trust company, custodian or other nominee, you should carefully follow any instructions provided to you by such intermediary.

        Payments to the Common Shareholders under the Arrangement will be denominated in U.S. dollars. However, a registered Common Shareholder may receive the Consideration per Common Share in Canadian dollars by electing to do so in the Letter of Transmittal. If a registered Common Shareholder fails to make an election in the Letter of Transmittal, the holder will be deemed to have elected to receive the Consideration per Common Shares in U.S. dollars. The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the registered Common Shareholder.

        Non-registered Common Shareholders have the right to receive the Consideration per Common Share in Canadian dollars. If a non-registered Common Shareholder wishes to exercise this right, the non-registered Common Shareholder must contact the intermediary in whose name its Common Shares are registered and request that the intermediary make an election on its behalf. If the non-registered Common Shareholder's intermediary does not make an election on its behalf, the non-registered Common Shareholder will receive payment in U.S. dollars. The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the non-registered Common Shareholder.

        The details of the procedures for the deposit of physical Common Share certificates and the delivery by the Depositary of the consideration payable to former registered holders of Common Shares are set out in the Letter of Transmittal.

        Registered Common Shareholders must validly complete, duly sign and return a Letter of Transmittal, together with the share certificate(s) representing their Common Shares and such additional documents and instruments as the Depositary may reasonably require, to the Depositary at one of the offices specified in the Letter of Transmittal.

        Registered Common Shareholders who deposit a validly completed and duly signed Letter of Transmittal, together with accompanying share certificate(s) and such additional documents and instruments as the Depositary may reasonably require, will be forwarded the Consideration per Common Share to which they are entitled as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the Letter of Transmittal and accompanying Common Share certificates. Once registered Common Shareholders surrender their share certificates, they will not be entitled to sell the Common Shares to which those certificates relate.

        Registered Common Shareholders who do not forward to the Depositary a validly completed and duly signed Letter of Transmittal, together with their share certificate(s) and such additional documents and instruments as the Depositary may reasonably require, will not receive the Consideration per Common Share to which they are otherwise entitled until deposit is made. Whether or not Common Shareholders forward their share certificate(s) upon the completion of the Plan of Arrangement on the Effective Date, Common Shareholders will cease to be shareholders of the Company as of the Effective Time and will only be entitled to receive the Consideration per Common Share to which they are entitled under the Plan of Arrangement or, in the case of registered Common Shareholders who properly exercise Dissent Rights, the right to be paid fair value for their Common Shares in accordance with section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.

        The method of delivery of certificates representing Common Shares and all other required documents is at the option and risk of the person depositing their Common Shares. Any use of the mail to forward certificates representing Common Shares and/or the related Letter of Transmittal shall be at the election and sole risk of the person depositing Common Shares, and documents so mailed shall be deemed to have been received by the Company only upon actual receipt by the Depositary. If such certificates and other documents are to be mailed, the Company recommends that registered mail be used with proper insurance and an acknowledgement of receipt requested.

        Unless otherwise specified in the Letter of Transmittal, a cheque representing the aggregate Consideration per Common Share payable under the Arrangement to a former registered holder of Common Shares who has complied with the procedures set out above and in the Letter of Transmittal will be, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) forwarded to the former Common Shareholder at the address specified in the Letter of Transmittal by first-class mail; or (ii) made available at the office of the Depositary at which the Letter of Transmittal and the certificate(s) for Common Shares were delivered for pick-up by the Common Shareholder, as requested by the Common Shareholder in the Letter of Transmittal. If no address is provided on the Letter of Transmittal, cheques will be forwarded to the address of the holder as shown on the register maintained by the Transfer Agent. Under no circumstances will interest accrue or be paid by the Company, AcquisitionCo, Repsol or the Depositary on the Consideration per Common Share for the Common Shares to persons depositing Common Shares with the Depositary, regardless of any delay in making any payment for the Common Shares. The Depositary will act as the agent of persons who have deposited Common Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Consideration per Common Share to such persons, and receipt of the Consideration per Common Share by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

        Where a Common Share certificate has been lost, stolen or destroyed, the registered holder of that Common Share certificate should immediately complete the Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, to the Depositary in accordance with instructions in the Letter of Transmittal. The Depositary has been instructed to respond with replacement Common Share certificate requirements, which are also set out in section 4.2 of the Plan of Arrangement. A copy of the Plan of Arrangement is attached as Appendix C to this Information Circular. All required documentation must be completed and returned to the Depositary before a payment will be made.

Procedures for Preferred Shareholders

        The Preferred Shares have been issued in "book-entry only" form. Accordingly, CDS & Co. is the sole registered holder of Preferred Shares. If the Arrangement is completed with the participation of the Preferred Shareholders, payment of the cash consideration to which the Preferred Shareholders are entitled pursuant to the Plan of Arrangement will be made to CDS & Co. and CDS & Co. and the applicable participants will distribute the payment through the book-entry only system to the non-registered owners of the Preferred Shares. Holders of Preferred Shares do not need to submit a letter of transmittal and should contact the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary through which they hold their Preferred Shares if they have any questions concerning obtaining payment for their Preferred Shares upon the completion of the Arrangement. Under no circumstances will interest accrue or be paid by the Company, AcquisitionCo, Repsol or the Depositary on the Consideration per Preferred Share for the Preferred Shares to persons depositing Preferred Shares with the Depositary, regardless of any delay in making any payment for the Preferred Shares. The Depositary will act as the agent of persons who have deposited Preferred Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Consideration per Preferred Share to such persons, and receipt of the Consideration per Preferred Share by the Depositary will be deemed to constitute receipt of payment by persons depositing Preferred Shares.

Procedures for Holders of Incentive Awards

        Upon closing of the Arrangement, the holders of Incentive Awards shall be entitled to the consideration set forth in the Plan of Arrangement. Such consideration will be paid to the former holders of Incentive Awards as soon as practicable following closing of the Arrangement by the Company pursuant to the normal payroll practices and procedures of the Company or, in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque delivered to such holder of Incentive Awards at the address reflected on the register maintained by or on behalf of the Company in respect of the Incentive Awards, in each case subject to certain limited exceptions described in the Plan of Arrangement. As such, holders of Incentive Awards do not need to take any further action with respect to the Arrangement.

        Any payment made to a holder of Incentive Awards as described above will be subject to applicable income, withholding and other taxes. Under no circumstances will interest accrue or be paid by the Company on the consideration for the Incentive Awards to the former holders thereof, regardless of any delay in making any payment for the Incentive Awards.

Cancellation of Rights of Shareholders

        From and after the Effective Time, each certificate that immediately prior to the Effective Time represented Common Shares shall be deemed to represent only the right to receive the Consideration per Common Share under the Plan of Arrangement, less any amounts withheld in accordance with the Plan of Arrangement. Any certificate formerly representing Common Shares or Preferred Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of the Company, Repsol or AcquisitionCo. On such date, any and all consideration to which such former holder of Common Shares or Preferred Shares was entitled shall be deemed to have been surrendered to AcquisitionCo.

        Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Time, shall be returned by the Depositary to AcquisitionCo. Any right or claim to payment under the Plan of Arrangement that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Common Shares, Preferred Shares or Incentive Awards to receive the consideration for such Common Shares or Preferred Shares pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited for no consideration.

Rights of Dissent

        The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Common Shares or Preferred Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Interim Order, a copy of which is attached to this Information Circular as Appendix D, and the text of section 190 of the CBCA, which is set forth in Appendix H. Pursuant to the Interim Order, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the CBCA, as modified by the Interim Order and the Plan of Arrangement. A Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to comply with the provisions of that section, as so modified, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

        The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

        Under the Interim Order, each registered Common Shareholder and registered Preferred Shareholder is entitled, in addition to any other rights the holder may have, to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid by AcquisitionCo the fair value of the Common Shares or Preferred Shares, as applicable, held by such registered holder in respect of which the holder dissents, determined as of 4:00 p.m. (Calgary time) on the last business day before the day on which the Arrangement Resolution was adopted. Only registered Common Shareholders or registered Preferred Shareholders may dissent. Persons who are beneficial owners of Common Shares or Preferred Shares, in each case registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Shares. As noted above, the Preferred Shares and some, but not all, of the Common Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares and some, but not all, of the Common Shares. Accordingly, a non-registered Shareholder desiring to exercise Dissent Rights must make arrangements for the Shares beneficially owned by that holder to be registered directly in such Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Common Shares or Preferred Shares, as applicable, to dissent on behalf of the holder.

        A registered Common Shareholder or registered Preferred Shareholder who wishes to dissent must submit to the Company a written objection to the Arrangement Resolution (a "Dissent Notice"), which Dissent Notice must be received by the Company, c/o Norton Rose Fulbright Canada LLP, Suite 3700, 400 - 3rd Avenue S.W., Calgary AB, T2P 4H2, Attention: Steven Leitl, not later than 4:00 p.m. (Calgary time) on February 17, 2015

(or 4:00 p.m. (Calgary time) on the day that is one business day immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be). Pursuant to the Interim Order, no Shareholder who has voted Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to such Common Shares or Preferred Shares, as applicable, and a registered Shareholder may not exercise the right to dissent in respect of only a portion of the Shares held on behalf of any one beneficial owner and registered in that registered Shareholder's name.

        Preferred Shareholders who validly exercise Dissent Rights shall only be entitled to be paid fair value, in accordance with the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, if the Arrangement Resolution has been approved by Preferred Shareholders and the Preferred Share Acquisition Condition is otherwise satisfied and the Arrangement becomes effective. If Preferred Shareholder Approval is not obtained or the Preferred Share Acquisition Condition is otherwise not satisfied, the Preferred Shareholders will not participate in the Arrangement, the Plan of Arrangement will not affect ownership of the Preferred Shares, which will be excluded from the Arrangement and will remain outstanding following the Effective Time, and Preferred Shareholders who exercised Dissent Rights will not be entitled to be paid the fair value of their Preferred Shares pursuant to the exercise of Dissent Rights.

        It is a condition to the Purchaser Parties' obligation to complete the Arrangement that Common Shareholders holding no more than 10% of the Common Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date. It is a condition to the Purchaser Parties' obligation to also acquire the Preferred Shares under the Arrangement that Preferred Shareholders holding no more than 10% of the Preferred Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date.

        The Company is required within ten days after the Shareholders adopt the Arrangement Resolution to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn his or her Dissent Notice.

        A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to the Company, a Demand for Payment. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to the Company or the Transfer Agent certificates representing the Dissenting Shares. The Company or the Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required, or to send certificates representing Dissenting Shares in the time required, has no right to make a claim under section 190 of the CBCA.

        Under section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares by AcquisitionCo as determined pursuant to the Interim Order, unless: (i) the Dissenting Shareholder withdraws its Demand for Payment before AcquisitionCo makes an Offer to Pay; or (ii) AcquisitionCo fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated.

        AcquisitionCo is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received by the Company from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by AcquisitionCo to be the fair value of such Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay for shares of the same class must be on the same terms. AcquisitionCo must pay for the Dissenting Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by the Dissenting Shareholder, but any such Offer to Pay lapses if AcquisitionCo does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

        If AcquisitionCo fails to make an Offer to Pay for a Dissenting Shareholder's Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If the Company fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by the Company or a Dissenting Shareholder must be made to a court in Alberta or a court having jurisdiction in the place where the Dissenting Shareholder resides if the Company carries on business in that province.

        On the making of any such application to a court, the Company will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder's right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

        In no case shall the Company, AcquisitionCo or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Time, and the names of such Shareholders shall be removed from the register of Shareholders at the Effective Time.

        Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value for their Dissenting Shares shall be deemed to have transferred such Dissenting Shares to AcquisitionCo at the Effective Time. Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid the fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder of the same class of shares as at and from the Effective Time.

        Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order or any other order of the Court) will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Shares. Furthermore, Shareholders who are considering Dissent Rights should be aware of the consequences under Canadian and United States federal income tax laws of exercising Dissent Rights in respect of the Arrangement. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

        The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Shares. Section 190 of the CBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix H to this Information Circular, as modified by the Interim Order and the Plan of Arrangement, and consult their own legal advisor.

Litigation Relating to the Arrangement

        On December 29, 2014 a putative shareholder class action complaint relating to the Arrangement was filed in the United States District Court for the Southern District of Texas by a purported holder of Common Shares. The action, captioned Soo Reed v. Harold N. Kvisle, et al., Civil Action No. 4:14-cv-3710, names as defendants each of the Company's current directors, the Company and Repsol. Among other things, the action alleges that the Company's directors violated their fiduciary duties to the Company's shareholders by agreeing to the Arrangement and that they failed to maximize the value of the Common Shares. The action also alleges that the Company's directors failed to protect against their personal conflicts of interests and that Repsol has aided and abetted the Company's directors' breach of fiduciary duties. The action seeks, among other things, to enjoin the Arrangement unless or until the Company adopts a new procedure to reach an arrangement agreement or, in the event that the Arrangement is completed, to recover damages. The Company believes that the allegations of the complaint are without merit.

Legal Matters

        Certain legal matters in connection with the Arrangement will be passed upon for the Company by Norton Rose Fulbright Canada LLP insofar as Canadian legal matters are concerned and by Wachtell Lipton Rosen & Katz LLP insofar as U.S. legal matters are concerned.

        Certain legal matters in connection with the Arrangement will be passed upon for Repsol and AcquisitionCo by Bennett Jones LLP insofar as Canadian legal matters are concerned and by Sullivan & Cromwell LLP and Baker Botts LLP insofar as U.S. legal matters are concerned.

INFORMATION CONCERNING TALISMAN

General

        The Company's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids.

        The registered and head office of the Company is located at Suite 2000, 888 – 3rd Street S.W., Calgary, Alberta, Canada, T2P 5C5.

Market for Shares

        The Common Shares are listed and traded on the TSX and NYSE under the symbol "TLM". The Preferred Shares are listed and traded on the TSX under the symbol "TLM.PR.A".

        The following sets forth trading information for the Common Shares on the TSX for the periods indicated:

Period	High (Cdn.$)	Low (Cdn.$)	Volume
2014
January	13.13	11.86	48,253,314
February	12.17	11.33	33,277,961
March	11.62	10.76	47,772,617
April	12.06	10.91	38,445,355
May	12.07	11.00	53,963,099
June	11.75	10.96	50,894,481
July	11.99	10.48	64,495,195
August	11.98	10.84	41,278,098
September	11.18	9.60	42,747,318
October	9.77	6.85	86,601,154
November	7.33	5.15	59,443,068
December	9.14	3.96	248,710,838
2015
January (1-13)	9.19	8.89	65,890,305

        The following sets forth trading information for the Common Shares on the NYSE for the periods indicated:

Period	High (U.S.$)	Low (U.S.$)	Volume
2014
January	11.86	10.58	93,519,436
February	11.07	10.17	71,138,579
March	10.47	9.63	72,669,114
April	10.96	9.90	71,416,953
May	11.08	10.11	77,964,280
June	10.87	10.02	63,522,102
July	11.22	9.76	127,336,163
August	10.94	9.99	137,357,836
September	10.31	8.57	139,980,432
October	8.74	6.07	209,043,621
November	6.48	4.51	150,264,504
December	7.89	3.46	759,853,186
2015
January (1-13)	7.84	7.50	189,832,889

        The following sets forth trading information for the Preferred Shares on the TSX for the periods indicated:

Period	High (Cdn.$)	Low (Cdn.$)	Volume
2014
January	22.94	22.19	208,049
February	23.15	22.17	181,549
March	23.37	22.07	157,167
April	23.49	22.56	104,827
May	24.60	23.14	158,634
June	24.30	22.80	131,808
July	24.64	23.66	191,997
August	24.59	24.01	107,326
September	24.48	21.00	131,626
October	22.60	18.93	227,431
November	20.70	18.40	487,214
December	24.25	14.69	1,007,523
2015
January (1-13)	23.98	23.00	113,348

        On December 15, 2014, the last trading day prior to the date of public announcement of the Arrangement, the closing price of the Common Shares on the TSX was Cdn.$5.97 and on the NYSE was $5.12, and the closing price of the Preferred Shares on the TSX was Cdn.$19.80.

Directors and Officers of the Company

        The names, municipalities of residence and positions with the Company of the directors and executive officers of the Company and their holdings, as at January 13, 2015, of Common Shares, Preferred Shares, Company Options, DDSUs, Company PSUs, Cash Units, RSUs and EDSUs are set out above under "The Arrangement — Interests of Directors and Executive Officers in the Arrangement".

Auditors

        Ernst & Young LLP has been the auditors of the Company since 1982.

Additional Information

        Additional information relating to the Company is available to the public free of charge on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company's website at www.talisman-energy.com. Financial information in respect of the Company and its affairs is provided in the Company's annual audited consolidated financial statements for the year ended December 31, 2013 and the related management's discussion and analysis, copies of which are available on SEDAR and EDGAR. Copies of the Company's financial statements and related management's discussion and analysis are also available upon request and without charge from the Company at Suite 2000, 888 – 3rd Street S.W., Calgary, Alberta, Canada, T2P 5C5.

INFORMATION CONCERNING REPSOL AND ACQUISITIONCO

        Repsol is a corporation existing under the laws of Spain. As a consequence of the reorganization of the Spanish oil and gas industry, Repsol was founded in October 1987 as a state-owned corporation, bringing together the companies in which the Spanish government had a majority ownership. The process of privatizing Repsol began in 1989 and was completed in 1997.

        Repsol operates in both the upstream (exploration and production of hydrocarbons) and downstream (refining, marketing, liquefied petroleum gas, chemicals and new energy activities) businesses, with operations in more than 30 countries and over 24,000 employees.

        Repsol's ordinary shares are currently listed on the four Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia) and on the Buenos Aires Stock Exchange. Repsol also has a sponsored program of American Depositary Shares (ADS), currently traded on the OTCQX market in the United States.

        Additional information relating to Repsol is available both on the Spanish securities markets authority (Comisión Nacional del Mercado de Valores) website (www.cnmv.es) and Repsol's website (www.repsol.com).

        AcquisitionCo is a corporation incorporated on December 11, 2014 under the CBCA and is an indirect wholly owned-subsidiary of Repsol. The registered office of AcquisitionCo is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta, Canada, T2P 4K7.

GENERAL PROXY MATTERS

Solicitation of Proxies

        This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of the Company. All costs of the solicitation will be borne by the Company.

        The Company has engaged Kingsdale Shareholder Services as proxy solicitation agent and will pay fees of approximately Cdn.$200,000 to Kingsdale for the proxy solicitation service in addition to certain out-of-pocket expenses. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

        See Appendix G "Voting Information" for additional information.

Appointment and Revocation of Proxies

        A Shareholder may attend the Meeting in person or may be represented by proxy. Both registered Shareholders who are unable to attend the Meeting and registered Shareholders planning to attend the Meeting, are encouraged to complete, sign, date, and return the accompanying form of proxy so that such Shareholder's Shares can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with such Shareholder's instructions. To be effective, the enclosed proxy must be received by Computershare Trust

Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 11:00 a.m. (Calgary time) on February 13, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Registered Shareholders may also use the internet site at www.investorvote.com or telephone 1-866-732-VOTE (8683) to transmit their voting instructions. Non-registered holders of Common Shares and Preferred Shares should read the information under "Advice for Non-Registered Holders" below. The time limit for the deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

        Non-registered Shareholders who hold their Common Shares or Preferred Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Common Shares or Preferred Shares, as applicable, are voted at the Meeting in accordance with their instructions. See Appendix G "Voting Information" for additional information.

        Accompanying this Information Circular is a form of proxy for use at the Meeting. As CDS & Co. is the sole registered holder of the Preferred Shares, only CDS & Co. will receive a form of proxy with respect to the Preferred Shares. Preferred Shareholders should see "Advice for Non-Registered Shareholders" below.

        The persons named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder desiring to appoint a person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the accompanying form of proxy may do so by crossing out the names of the persons designated in the form of proxy and by inserting such person's name in the blank space provided in the form of proxy and returning the completed proxy to Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by mail, by hand or by courier no later than 11:00 a.m. (Calgary time) on February 13, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Registered Shareholders may also use the internet site at www.investorvote.com or telephone 1-866-732-VOTE (8683) to transmit their voting instructions.

        A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last business day in Calgary, Alberta preceding the day of the Meeting or any adjournment or postponement thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law.

        The Board has fixed January 9, 2015 as the Record Date for the Meeting. Common Shareholders or Preferred Shareholders of record as at 5:00 p.m. (Calgary time) on the Record Date are entitled to receive notice of, to attend and to vote at the Meeting on the Arrangement Resolution.

Signature of Proxy

        The form of proxy must be executed by the Common Shareholder or the Preferred Shareholder, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name and its corporate seal must be affixed to the form of proxy or the form of proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person's full title as such.

Voting of Proxies

        The persons named in the accompanying forms of proxy will vote the Common Shares or Preferred Shares in respect of which they are appointed in accordance with the direction of the Common Shareholder or Preferred Shareholder appointing them. In the absence of such direction, such Common Shares or Preferred Shares will be voted FOR the approval of the Arrangement Resolution.

Exercise of Discretion of Proxy

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Currency Election

        If you are a registered Common Shareholder, you will receive the Consideration per Common Share in U.S. dollars unless you exercise the right to elect in your Letter of Transmittal to receive the Consideration per Common Share in respect of your Common Shares in Canadian dollars. If you do not make an election in your Letter of Transmittal, you will receive payment in U.S. dollars.

        If you are a non-registered Common Shareholder, you will receive the Consideration per Common Share in U.S. dollars unless you contact the intermediary in whose name your Common Shares are registered and request that the intermediary make an election on your behalf. If your intermediary does not make an election on your behalf, you will receive payment in U.S. dollars.

        The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Common Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

        Preferred Shareholders will receive the Consideration per Preferred Share in Canadian dollars.

Voting Shares and Principal Holders Thereof

        As at January 13, 2015, there were 1,036,166,028 Common Shares and 8,000,000 Preferred Shares issued and outstanding. To the knowledge of the Company's directors and executive officers, Franklin Resources, Inc. and its affiliates ("Franklin Templeton") is the only shareholder that beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Based on its most recent alternative monthly report, Franklin Templeton beneficially owns or controls, directly or indirectly, 133,910,311 shares, representing 12.92% of the outstanding Common Shares. Each of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.) and CEDE & Co. (the registration name for The Depository Trust and Clearing Corporation) hold in excess of 10% of the Common Shares for the benefit of their respective participants. To the knowledge of the Company's directors and executive officers, no Shareholder beneficially owns, controls or directs, directly or indirectly, Preferred Shares carrying 10% or more of the voting rights attached to the Preferred Shares for purposes of Preferred Shareholder Approval, other than CDS & Co., which holds 100% of the Preferred Shares for the benefit of its participants.

Advice for Non-Registered Shareholders

        The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Common Shareholders and the Preferred Shareholders do not hold their Common Shares and Preferred Shares, as applicable, in their own name.

        Common Shareholders who do not hold their Common Shares in their own name should note that only proxies deposited by the Common Shareholders whose name appears on the records of the Company as a registered holder of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Common Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Common Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the Common Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of

CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms and financial institutions). Common Shares held by brokers or their nominees can only be voted upon the instructions of the non-registered Common Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The Company does not know and cannot determine for whose benefit Common Shares registered in the name of CDS & Co. are held.

        The Preferred Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Preferred Shares. CDS & Co. will vote the Preferred Shares at the Meeting, in person or by proxy, in accordance with instructions received from the non-registered holders of the Preferred Shareholders as of the Record Date. In the absence of instructions from a non-registered holder as to voting, CDS & Co. will not exercise the votes attaching to the Preferred Shares held by such holder. Non-registered holders of Preferred Shares as of the Record Date wishing to vote their Preferred Shares at the Meeting must provide instructions to the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary through which they hold their Preferred Shares in sufficient time prior to the holding of the Meeting to permit such intermediary to instruct CDS & Co. as how to vote the Preferred Shares at the Meeting. Voting instructions will be sought from non-registered holders of Preferred Shares in the same manner as for the Common Shareholders, described below.

        Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered Shareholders in advance of meetings of Shareholders. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Shareholders in order to ensure that their Common Shares and/or Preferred Shares are voted at the Meeting. Often, the form of proxy supplied to a non-registered Shareholder by its broker is identical to the form of proxy provided to registered Common Shareholders or registered Preferred Shareholders. However, its purpose is limited to instructing the registered Common Shareholders and registered Preferred Shareholders how to vote on behalf of the non-registered Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The non-registered Shareholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the non-registered Shareholder can call a toll-free telephone number to vote the Common Shares and Preferred Shares held by the non-registered Shareholder or the non-registered Shareholder can complete an on-line voting form to vote their Common Shares and/or Preferred Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares and Preferred Shares to be represented at the Meeting. A non-registered Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares or Preferred Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares or Preferred Shares voted. Any non-registered Shareholders who wish to vote in person at the Meeting must follow the procedures and instructions set forth by their intermediary. See Appendix G "Voting Information" for additional information.

Procedure and Votes Required

        The Interim Order provides that each holder of Common Shares and each holder of Preferred Shares as at 5:00 p.m. (Calgary time) on the Record Date will be entitled to receive notice of, to attend and to vote on the Arrangement Resolution at the Meeting. Each such Shareholder will be entitled to vote in accordance with the provisions set out below.

        Pursuant to the Interim Order:

  1.
  (a) each Common Shareholder will be entitled to one vote for each Common Share held in respect of the Arrangement Resolution; and (b) each Preferred Shareholder will be entitled to one vote for each Preferred Share held in respect of the Arrangement Resolution;

  2.
  the quorum at the Meeting in respect of the Common Shareholders, voting as a single class, shall be two persons present in person or represented by proxy who are entitled to vote issued Common Shares representing, in the aggregate, not less than 25% of the votes entitled to be cast at the Meeting by holders of such shares;

  3.
  the quorum at the Meeting in respect of the Preferred Shareholders, voting as a single class, shall be at least one person present in person or represented by proxy who is entitled to vote issued Preferred Shares representing, in the aggregate, not less than 25% of the votes entitled to be cast at the Meeting by holders of such shares;

  4.
  a quorum of holders of Common Shares shall be required for the Meeting to proceed. If within 30 minutes from the time appointed for the Meeting, a quorum of holders of Common Shares is not present, the Meeting will stand adjourned to a date not less than two and not more than 30 days later, as may be determined by the Chair of the Meeting. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present, the Common Shareholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes; and

  5.
  a quorum of holders of Preferred Shares shall be required for the vote by Preferred Shareholders on the Arrangement Resolution to proceed; however, the lack of a quorum of Preferred Shareholders shall not prevent the Meeting from proceeding nor the holders of Common Shares from voting on the Arrangement Resolution. In such circumstances, Preferred Shareholders shall not participate in the Arrangement.

OTHER INFORMATION

Interest of Informed Persons in Material Transactions

        Except as disclosed under "The Arrangement — Interests of Directors and Executive Officers in the Arrangement", no informed person (as defined in Form 51-102F5 to National Instrument 51-102 — Continuous Disclosure Obligations) of the Company, or any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect the Company or any of its Subsidiaries since the commencement of the most recently completed financial year of the Company.

Directors' Approval

        The contents and sending of this Information Circular, including the Notice of Meeting, have been approved by the Board.

DATED at Calgary, Alberta, this 13th day of January, 2015

BY ORDER OF THE BOARD OF DIRECTORS

C. Tamiko Ohta
Vice President, Legal and Corporate Secretary
Talisman Energy Inc.

 APPENDIX A

ARRANGEMENT RESOLUTION

 ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving Talisman Energy Inc. (the "Company"), Repsol S.A. and TAPBC Acquisition Inc., as more particularly described and set forth in the Information Circular of the Company dated January 13, 2015 (the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.
The plan of arrangement, as it may be or have been amended, involving the Company (the "Plan of Arrangement"), the full text of which is set forth in Schedule "B" to the arrangement agreement dated as of December 15, 2014 (the "Arrangement Agreement"), is hereby authorized, approved and adopted.

3.
The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, adopted and confirmed.

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by any or all of the shareholders of the Company or that the Arrangement has been approved by the Court of Queen's Bench of Alberta (the "Court"), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and approved by the Court, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement."

A-1

 APPENDIX B

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

REPSOL S.A.

- and -

TAPBC ACQUISITION INC.

- and -

TALISMAN ENERGY INC.

Dated as of December 15, 2014

ARTICLE 1 INTERPRETATION		B-5
1.1	Definitions	B-5
1.2	Interpretation Not Affected by Headings	B-17
1.3	Interpretation	B-17
1.4	Date for Any Action	B-17
1.5	Statutory References	B-17
1.6	Currency	B-17
1.7	Accounting Principles	B-17
1.8	Knowledge	B-17
1.9	Interpretation Not Affected by Party Drafting	B-17
1.10	Schedules	B-18
ARTICLE 2 THE ARRANGEMENT		B-18
2.1	Arrangement	B-18
2.2	Implementation Steps by the Company	B-18
2.3	Interim Order	B-19
2.4	Filing Articles of Arrangement and Issuance of Certificate of Arrangement	B-19
2.5	Closing	B-19
2.6	Company Circular	B-20
2.7	Preparation of the Company Circular	B-20
2.8	Court Proceedings	B-21
2.9	Public Communications	B-21
2.10	Treatment of Incentive Securities	B-21
2.11	Withholding Taxes	B-22
2.12	Lists of Shareholders	B-22
2.13	Purchaser Guarantee	B-22
2.14	Application of Funds by Depositary	B-22
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		B-23
3.1	Representations and Warranties	B-23
3.2	Survival of Representations and Warranties	B-41
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES		B-41
4.1	Representations and Warranties of the Purchaser Parties	B-41
4.2	Survival of Representations and Warranties	B-42
ARTICLE 5 COVENANTS OF THE PARTIES		B-43
5.1	Covenants of the Company Regarding the Conduct of Business	B-43
5.2	Pre-Acquisition Reorganizations	B-48
5.3	Covenants of the Company Regarding the Arrangement	B-49
5.4	Covenants of the Purchaser Parties Regarding the Arrangement	B-50
5.5	Mutual Covenants	B-51
5.6	Key Regulatory Approvals	B-51
5.7	Covenants of the Purchaser Parties Regarding Employment Matters	B-53
ARTICLE 6 CONDITIONS		B-54
6.1	Mutual Conditions Precedent	B-54
6.2	Additional Conditions Precedent to the Obligations of the Purchaser Parties	B-55
6.3	Additional Conditions Precedent to the Obligations of the Company	B-56
ARTICLE 7 ADDITIONAL AGREEMENTS		B-57
7.1	Notice and Cure Provisions	B-57
7.2	Non-Solicitation	B-57
7.3	Agreement as to Damages	B-61
7.4	Expense Reimbursement	B-61

7.5	Fees and Expenses	B-61
7.6	Liquidated Damages	B-61
7.7	Access to Information; Confidentiality	B-62
7.8	Privacy Matters	B-63
7.9	Insurance and Indemnification	B-63
7.10	De-Listing of Common Shares and Series 1 Preferred Shares	B-64
7.11	Take-over Statutes	B-64
7.12	Resignations	B-64
ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		B-64
8.1	Term	B-64
8.2	Termination	B-64
8.3	Amendment	B-66
8.4	Waiver	B-67
ARTICLE 9 GENERAL PROVISIONS		B-67
9.1	Notices	B-67
9.2	Governing Law; Waiver of Jury Trial	B-68
9.3	Injunctive Relief	B-68
9.4	Time of Essence	B-69
9.5	Assignment, Binding Effect and Entire Agreement	B-69
9.6	Further Assurances	B-69
9.7	Severability	B-69
9.8	No Third Party Beneficiaries	B-69
9.9	Counterparts, Execution	B-70
SCHEDULE "A" — Special Resolution of the Shareholders		B-71
SCHEDULE "B" — Plan of Arrangement		B-72
SCHEDULE "C" — Key Regulatory Approvals		B-73
SCHEDULE "D" — Form of Lock-up Agreement		B-74

 ARRANGEMENT AGREEMENT

        THIS AGREEMENT is made as of December 15, 2014,

B E T W E E N:

REPSOL S.A., a corporation organized under the laws of Spain (the "Purchaser")
- and -
TAPBC ACQUISITION INC., a corporation incorporated under the laws of Canada ("AcquisitionCo")
- and -
TALISMAN ENERGY INC., a corporation amalgamated under the laws of Canada (the "Company")

        WHEREAS AcquisitionCo proposes to acquire all of the issued and outstanding Common Shares and the Series 1 Preferred Shares (the "Acquisition");

        AND WHEREAS AcquisitionCo is a wholly-owned subsidiary of the Purchaser;

        AND WHEREAS the Parties intend to carry out the Acquisition by way of an arrangement under section 192 of the Canada Business Corporations Act substantially on the terms and conditions set forth in the Plan of Arrangement (annexed hereto as Schedule "B");

        AND WHEREAS the Board has unanimously: (i) determined that the Arrangement is in the best interests of the Company; (ii) determined that the Arrangement is fair to the Shareholders; (iii) approved the Arrangement, this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Shareholders vote in favour of the Arrangement;

        AND WHEREAS concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of the Purchaser and AcquisitionCo to enter into this Agreement, certain of the directors and all of the executive officers of the Company have entered into lock-up agreements with the AcquisitionCo;

        AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such transaction;

        NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

 ARTICLE 1
INTERPRETATION

1.1   Definitions

In this Agreement:

"Acquisition" has the meaning ascribed thereto in the recitals;

"AcquisitionCo" means TAPBC Acquisition Inc., a corporation incorporated under the laws of Canada;

"Acquisition Proposal" means any proposal, inquiry or offer (written or oral) from any third party or group relating to:

  (a)
  any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution, share exchange, spin-off or sale of assets (including any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets) involving or relating to the Company and/or the Company Subsidiaries;

  (b)
  any purchase or sale of shares, other securities or assets of the Company and/or the Company Subsidiaries and/or any right or interests therein;

  (c)
  any voting agreement, trust, partnership, proxy or other arrangement with respect to the Company and/or the Company Subsidiaries; or

  (d)
  any transactions or arrangements similar to, or having the same economic effect or consequences, as the foregoing,

which, in each case, in one or a series of related transactions, represents:

  (e)
  20% or more of the voting or equity securities of the Company (in terms of number of securities or voting power); or

  (f)
  15% or more of the (i) voting or equity securities of the Company Subsidiaries (in terms of number of securities or voting power) or (ii) consolidated assets, consolidated revenue or consolidated income of the Company and the Company Subsidiaries taken as a whole,

    (provided that for the purposes of Section 7.3(c), the foregoing reference to "20% or more" in paragraph (e) above and "15% or more" in subparagraph (f)(i) above shall be deemed to be "100%" and the reference to "15% or more" in subparagraph (f)(ii) above shall be deemed to be "all or substantially all"), excluding the Arrangement and the transactions contemplated by this Agreement;

"affiliate" has the meaning ascribed thereto in the Securities Act;

"Agreement", "this Agreement", "herein", "hereto" and "hereof" and similar expressions refer to this arrangement agreement (including the schedules hereto) as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and, where applicable, to the Schedules hereto;

"Annual Financials" has the meaning ascribed thereto in Section 3.1(q) [Company Financial Statements];

"Arrangement" means the arrangement under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Arrangement Resolution" means the special resolution to approve the Arrangement to be presented to the Shareholders at the Company Meeting, in substantially the form set forth in Schedule "A" hereto;

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement required under subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made giving effect to the Arrangement, in form and substance satisfactory to the Parties, acting reasonably;

"associate" has the meaning ascribed thereto in the Securities Act;

"Board" means the board of directors of the Company;

"Bump Transactions" has the meaning ascribed thereto in Section 5.2(b) [Pre-Acquisition Reorganizations];

"business day" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Canada; Madrid, Spain; or the State of New York, United States;

"Cash Consideration" means the cash amount to be paid pursuant to the Arrangement for: (i) each Common Share, being $8.00 and (ii) each Series 1 Preferred Share, being Cdn. $25.00 plus accrued but unpaid dividends thereon to but excluding the Effective Date;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement;

"CFIUS" means the Committee on Foreign Investment in the United States, which, as the context may require, includes any member agency or governmental subdivision of the United States government that is a member of the Committee on Foreign Investment in the United States as specified in Exon-Florio and otherwise in accordance with the requirements of Exon-Florio;

"CFIUS Clearance" means the giving of notice to the Parties with respect to the transactions contemplated hereby in accordance with the requirements of Exon-Florio and its applicable regulations and the receipt by the Parties of written notice from CFIUS of its (a) determination that the transactions contemplated hereby are not subject to Section 721 of Exon-Florio, (b) determination to the effect that review of all of the transactions contemplated hereby has been concluded and that a determination has been made that there are no unresolved national security concerns, or (c) following an investigation conducted by CFIUS pursuant to 31 C.F.R. § 800.503, CFIUS reports the transactions contemplated hereby to the President of the United States and the President of the United States makes a decision not to suspend or prohibit such transactions pursuant to his authorities under Exon-Florio;

"Closing Date" has the meaning ascribed thereto in Section 2.4 [Filing Articles of Arrangement and Issuance of Certificate of Arrangement];

"Code" means the United States Internal Revenue Code of 1986;

"COGEH" means the Canadian Oil and Gas Evaluation Handbook which is published by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Petroleum Society of Canada;

"Commissioner of Competition" means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or his designee;

"Common Shareholders" means the holders of Common Shares;

"Common Shareholders' Vote" has the meaning ascribed thereto in Section 2.3(b) [Interim Order];

"Common Shares" means the common shares in the capital of the Company;

"Company" means Talisman Energy Inc., a corporation amalgamated under the laws of Canada;

"Company Assets" means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Company and the Company Subsidiaries;

"Company Cash Unit Plans" means the long-term cash unit plans and agreements of certain of the Company Subsidiaries governing the Company Cash Units;

"Company Cash Units" means the outstanding stock appreciation rights of the Company granted under the Company Cash Unit Plans;

"Company Circular" means the notice of the Company Meeting and the accompanying Company management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders and Incentive Holders in connection with the Company Meeting, as amended, supplemented or otherwise modified;

"Company DDSUs" means the outstanding deferred share units granted under the Company Director Deferred Share Unit Plan;

"Company Director Deferred Share Unit Plan" means the deferred share unit plan for non-employee directors of the Company amended and restated as of May 4, 2010;

"Company EDSUs" means the outstanding deferred share units granted under the Company Executive Deferred Share Unit Plan;

"Company Employees" means all employees of the Company and the Company Subsidiaries;

"Company Executive Agreements" means the separate executive employment agreements between the Company and the executive officers and members of senior management of the Company as set forth in the Disclosure Letter;

"Company Executive Deferred Share Unit Plan" means the executive deferred share unit plan of the Company dated December 9, 2011;

"Company Financial Statements" has the meaning ascribed thereto in Section 3.1(q) [Company Financial Statements];

"Company Indentures" means (i) the trust indentures dated as of January 27, 2006 and May 12, 2005 between the Company and The Bank of Nova Scotia Trust Company of New York, (ii) the trust indenture made as of September 26, 1997 between the Company and Montreal Trust Company of Canada, (iii) the Trust Deed dated as of April 5, 2002 between the Company and JPMorgan Chase Bank, London Branch, (iv) the Note Agreement dated as of March 11, 2009 between the Company and the several purchasers named in the Purchaser Schedule attached thereto and (v) the trust indenture dated September 26, 1997 between the Company and Computershare Trust Company of Canada, establishing and setting forth, among other things, the terms of the Notes;

"Company Intellectual Property" has the meaning ascribed thereto in Section 3.1(x) [Intellectual Property];

"Company Investee Assets" means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Company Investees;

"Company Investees" means Equion Energia Limited and Talisman Sinopec Energy (UK) Limited;

"Company Leases" has the meaning ascribed thereto in Section 3.1(aa) [Title];

"Company Meeting" means the special meeting or meetings of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement and the Interim Order to consider the Arrangement Resolution;

"Company Option Plan" means the employee stock option plan of the Company dated May 2004;

"Company Options" means the outstanding options to purchase Common Shares granted pursuant to the Company Option Plan;

"Company Performance Share Unit Plan" means the performance share unit plan for eligible employees of the Company and its affiliates dated April 1, 2009;

"Company PSUs" means the outstanding performance share units granted under the Company Performance Share Unit Plan;

"Company Restricted Share Unit Plans" means, collectively, (i) the global restricted share unit plan for eligible employees of the Company and its affiliates dated April 1, 2013, and (ii) the restricted share unit plan for eligible employees of the Company dated September 1, 2007, as amended on December 10, 2008;

"Company RSUs" means the outstanding restricted share units granted under the Company Restricted Share Unit Plans;

"Company SRP" means the shareholder rights plan agreement of the Company dated as of March 3, 1999, as amended and restated as of May 4, 2011 between the Company and Computershare Trust Company of Canada, as rights agent;

"Company Subsidiaries" means all of the subsidiaries of the Company, the names of which are set forth in the Disclosure Letter;

"Company Wells" means all producing, shut-in, water source, observation, disposal, injection, abandoned, suspended and other wells of the Company, the Company Subsidiaries and the Company Investees;

"Company's Organizational Documents" means the certificate and articles of amalgamation of the Company dated May 1, 2010, the articles of amendment of the Company dated December 7, 2011 and the by-laws of the Company, as amended;

"Company's Public Disclosure Record" means all forms, statements, reports and documents, including any amendments thereto, filed by or on behalf of the Company on SEDAR, or filed with or furnished to the SEC, since January 1, 2012;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34;

"Competition Act Approval" means any of:

  (a)
  the Commissioner of Competition having issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement;

  (b)
  the Commissioner of Competition having waived the obligation to file notifications under section 114 of the Competition Act and having issued a No Action Letter; or

  (c)
  the Parties having filed notifications under section 114 of the Competition Act and the applicable waiting period under section 123 of the Competition Act having expired or been terminated and the Commissioner of Competition having issued a No Action Letter;

"Competition Tribunal" means the Competition Tribunal established pursuant to subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c. 19 (2nd Supp.);

"Confidentiality Agreement" means the confidentiality agreement dated June 10, 2014 between the Company and the Purchaser entered into in connection with the transactions contemplated herein;

"Contract" means any contract, agreement, note, mortgage, indenture, license, franchise, lease, arrangement, commitment, engagement, understanding, undertaking, joint venture or other right or obligation (written or oral) to which the Company, any of the Company Subsidiaries or the Company Investees is a party or by which the Company, any of the Company Subsidiaries or the Company Investees is bound or to which any of their respective properties or assets is subject, other than, in each case, the Employee Plans;

"Court" means the Court of Queen's Bench of Alberta;

"Data Room Information" means the information contained in the files, reports, data, documents and other materials relating to the Company as provided either in physical form or in the electronic data rooms of the Company, including the documents described on the list of specifically disclosed documents recorded therein, in each case provided by the Company to the Purchaser or its representatives or advisors on or before December 14, 2014;

"Depositary" means such person as AcquisitionCo may appoint to act as depositary for the Common Shares and the Series 1 Preferred Shares in relation to the Arrangement, with the approval of the Company, acting reasonably;

"Designated Officers" means Harold Kvisle, Paul Smith, Robert Rooney, Paul Blakeley, Paul Warwick, David Newby, John Rossall and Bruce Dingeman and, in the event such Designated Officer leaves the employment of the Company prior to the Closing Date, "Designated Officers" will include such person's replacement, if any;

"Director" means the Director appointed under section 260 of the CBCA;

"Director of Investments" means the Director of Investments appointed under section 6 of the Investment Canada Act;

"disclosed in writing" means actually disclosed in writing by the Company to the Purchaser Parties or its representatives or advisors in the Disclosure Letter, the Data Room Information or in a document filed on SEDAR under Company's profile at www.sedar.com since January 1, 2013;

"Disclosure Letter" means the disclosure letter dated December 15, 2014 from the Company to the Purchaser Parties as amended, supplemented or otherwise agreed to between the Company and the Purchaser Parties;

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"Effective Date" means the date shown on the Certificate of Arrangement;

"Effective Time" means the time at which the Arrangement becomes effective on the Effective Date pursuant to the CBCA;

"Employee Obligations" means any obligations or liabilities of the Company or any of the Company Subsidiaries to pay any amount to or on behalf of its or their directors, officers, consultants or employees for severance or termination payments (including payments related to enhanced pension benefits) resulting solely from a termination of employment in connection with the change of control of the Company and for retention bonus payments pursuant to any retention bonus program or employment or other agreement, but does not include (i) any obligation or liability for salary, accrued bonuses, benefits, vacation pay and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and (ii) payments with respect to Company Cash Units, Company DDSUs, Company EDSUs, Company Options, Company PSUs and Company RSUs;

"Employee Plans" means all employment, health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, equity, equity-based, disability, pension, retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of the Company Subsidiaries or Company Investees (based upon the Company's knowledge in the case of the Company Investees), the Company Employees or former Company Employees or current or former employees of a Company Investee, which are maintained by or binding upon the Company or any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, or in respect of which the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, has any actual or potential liability or to which the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, contributes or is or was at any time required to contribute;

"Environment" means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

"Environmental Laws" means all Laws relating in full or in part to the protection or reclamation of the Environment, abandonment and reclamation of oil and gas related assets and facilities, noise control, pollution and employee and public health and safety, and includes those Laws relating to the storage, generation, production, installation, use, handling, manufacture, processing, labeling, advertising, sale, display, transportation, treatment, Release and disposal of, and exposure to, Hazardous Substances and Substances and the term "applicable" with respect to Environmental Laws and in context that refers to one or more Parties, means such Laws as are applicable to such Party or Parties or its or their respective business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their respective business, undertaking, property or securities;

"ERISA" means the United States Employee Retirement Income Security Act of 1974;

"ERISA Affiliate" means any employers, whether or not incorporated, that would be treated together with the Company as a single employer within the meaning of Section 414 of the Code;

"EU Approval" means the approvals described under the heading "Part C — European Union" in Schedule "C" hereto;

"EU Merger Regulation" means Council Regulation (EU) No.139/2004 of 20th January 2004 on the control of concentrations between undertakings;

"Exchanges" means the Toronto Stock Exchange and the New York Stock Exchange;

"Existing Divestment Projects" means the sales and divestment processes disclosed in the Disclosure Letter;

"Excluded Acquisition Proposals" means the proposals or offers described as such in the Disclosure Letter;

"Exon-Florio" means Section 721 of Title VII of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, P.L. 110-49, 121 Stat. 246 (codified at 50 U.S.C. App. 2170) and regulations thereto, codified at 31 C.F.R. Part 800, et seq., as amended;

"Expense Reimbursement" has the meaning ascribed thereto in Section 7.4(a) [Expense Reimbursement];

"Fairness Opinions" means the opinions from the Financial Advisors to the Board as to the fairness, from a financial point of view, of the consideration to be received under the Arrangement by the Shareholders (other than the Purchaser and its affiliates);

"FCPA" means the United States Foreign Corrupt Practices Act of 1977;

"Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 192(3) of the CBCA, in a form acceptable to the Company and the Purchaser Parties, acting reasonably, as such order may be amended by the Court (with the written consent of both the Company and the Purchaser Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably) on appeal;

"Financial Advisors" means Goldman Sachs Canada Inc. and Nomura Securities International, Inc.;

"GAAP" means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants;

"Governmental Entity" means (a) any multinational, federal, provincial, territory, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (c) any stock exchange or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" means any Substance that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health and safety;

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

"HSR Approval" means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by this Agreement under the HSR Act;

"IFRS" means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board effective for periods beginning on or after January 1, 2011;

"Incentive Holders" means, collectively, the Optionholders and the holders of the Company PSUs;

"including" means including without limitation, and "include" and "includes" have corresponding meanings;

"Indebtedness" means, with respect to any person, without duplication, (a) indebtedness of such person for borrowed money, secured or unsecured, (b) every obligation of such person evidenced by bonds, debentures, notes, derived obligations or other similar instruments, (c) every obligation of such person to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (d) every obligation of such person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets, (e) every capitalized or non-consolidated lease obligation of such person, (f) every obligation of such person under Swaps (valued at the termination value thereof), (g) every obligation of such person, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (h) every obligation of the type referred to above of any other person, the payment of which such person has guaranteed or for which such person is otherwise responsible or liable;

"Information Technology" means all computer systems, networks, communications systems, software and hardware, whether owned, used or licenced;

"Intellectual Property" means any and all industrial or intellectual property (whether foreign or domestic, registered or unregistered) under any Laws, including: (i) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and re-examinations thereof; (ii) all trade-marks, trade-names, corporate names, domain names and other indicia of origin, and all registrations, renewals and applications for registration thereof and all goodwill associated therewith and symbolized thereby; (iii) all copyrightable works, copyrights and industrial designs, and all registrations, renewals and extensions and applications for registration thereof; (iv) proprietary seismic data; and (v) all confidential information, including all trade secrets, processes, procedures, know-how, methods, data, compilations, databases and the information contained therein;

"Intellectual Property Rights" means any right or protection existing from time to time in a specific jurisdiction with respect to Intellectual Property, whether registered or not, under any Laws, and for greater certainty includes the right to file any applications, and the right to claim for the same priority rights derived from any applications filed under any treaty, convention or Laws of a country in which a prior application is filed;

"Interests" has the meaning ascribed thereto in Section 3.1(aa) [Title];

"Interim Financials" has the meaning ascribed thereto in Section 3.1(q) [Company Financial Statements];

"Interim Order" means the interim order of the Court in a form acceptable to the Company and the Purchaser Parties, each acting reasonably, as contemplated by Section 2.3 [Interim Order], providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the written consent of both the Company and the Purchaser Parties, each acting reasonably;

"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.);

"Investment Canada Approval" means that the responsible Minister under the Investment Canada Act (the "Minister of Industry") has sent a notice to the Purchaser or to AcquisitionCo (or to the Purchaser Parties) stating that the Minister of Industry is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or that the Minister of Industry has been deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada;

"Key Regulatory Approvals" means the approvals set forth in Schedule "C" hereto and such other approvals agreed to by the Parties;

"Law" or "Laws" means all laws (including common law), statutes, by-laws, rules, regulations, principles of law and equity, orders, codes, protocols, guidelines, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges), and the term "applicable" with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Legal Actions" has the meaning ascribed thereto in Section 3.1(v) [Litigation];

"Liens" means any mortgage, charge, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

"Lock-up Agreements" means the agreements to vote in favour of the Arrangement from certain of the Company's directors and all of the executive officers in substantially the form set forth in Schedule "D" hereto;

"Matching Period" has the meaning ascribed thereto in Section 7.2(g)(v) [Non-Solicitation];

"Material Adverse Effect" means, with respect to the Company, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Company, the Company Subsidiaries and the Company Investees, taken as a whole, other than any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

  (a)
  conditions affecting the oil and gas industry as a whole;

  (b)
  general political, economic, financial, currency exchange, securities, credit or commodity market conditions;

  (c)
  changes in the market price of crude oil or natural gas or related hydrocarbons;

  (d)
  the announcement of the execution of this Agreement or the transactions contemplated hereby;

  (e)
  any change in applicable Laws, GAAP or IFRS;

  (f)
  terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, crisis or emergency or any government response to any of the foregoing in any one or more of the jurisdictions agreed to by the Parties;

  (g)
  the failure of the Company to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flow or production of petroleum substances for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

  (h)
  any action or inaction taken by the Company that is expressly permitted in this Agreement or to which the Purchaser Parties have provided prior written consent; or

  (i)
  any decline in the trading price or trading volumes of Common Shares, Series 1 Preferred Shares or other securities of the Company (provided, however, that the causes underlying such decline may be considered to determine whether such causes constitute a Material Adverse Effect)

(and where, in the case of (a), (b), (c), (e) and (f), such effect relating to or resulting from the foregoing does not: (i) primarily relate only to (or have the effect of primarily relating to) the Company; or (ii) have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Company, the Company Subsidiaries and the Company Investees, taken as a whole, as compared to the corresponding effect on persons in comparable situations engaged in the oil and gas industry generally) and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a "Material Adverse Effect" has occurred;

"material fact" has the meaning ascribed thereto in the Securities Act;

"misrepresentation" has the meaning ascribed thereto in the Securities Act;

"Mutual Releases" has the meaning ascribed thereto in Section 7.12 [Resignations];

"NI 51-101" means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

"No Action Letter" means written confirmation from the Commissioner of Competition confirming that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

"Norwegian Competition Approval" means the Norwegian Competition Authority shall have approved the transactions contemplated by this Agreement in accordance with the Competition Act (Norway);

"Noteholders" means the holders of the Notes;

"Notes" has the meaning ascribed thereto in Section 3.1(e) [Capitalization of Company];

"OHSA" has the meaning ascribed thereto in Section 3.1(rr) [Employment Matters];

"Optionholders" means the holders of Company Options;

"Outside Date" means July 31, 2015, or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Key Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than 10 days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if it has failed to fulfill any of its obligations in this Agreement (including Sections 5.5(b) [Mutual Covenants] and 5.6 [Regulatory Approvals]) in relation to obtaining such Key Regulatory Approval;

"Parties" means, collectively, AcquisitionCo, the Purchaser and the Company, and "Party" means any one of AcquisitionCo, the Purchaser or the Company;

"Permit" means any license, permit, certificate, franchise, consent, order, grant, easement, variance, covenant, approval, classification, registration, exemption or other authorization of and from any person, including any Governmental Entity;

"Permitted Liens" means:

  (a)
  easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, in existence on the date of this Agreement;

  (b)
  the right reserved to or vested in any Governmental Entity by any statutory provision or the terms of any lease, license, franchise, grant or Permit forming part of the Company Assets, to terminate any lease, licence, franchise, grant, Permit, or to require annual or other periodic payments as a condition of their continuance;

  (c)
  the right of general application reserved to or vested in any Governmental Entity to levy taxes or royalties on petroleum and natural gas substances or the revenue from them, and governmental restrictions on production rates or on the operation of any property or otherwise affecting the value of any property;

  (d)
  the terms and conditions of the Company Leases and any joint operating, unit or similar agreements;

  (e)
  rights reserved to or vested in any Governmental Entity to control or regulate the Company Assets in any manner;

  (f)
  Liens for Taxes, assessments, governmental charges or royalties which are not due or which are due and that are being appealed;

  (g)
  the right reserved or vested in any person to create or incur a Lien that is a mechanics' lien, builders' lien or materialmen's lien in respect of services rendered or goods supplied but only to the extent such lien relates to goods or services for which payment is not due;

  (h)
  the reservations, limitations, provisos and conditions in any grant as amended from time to time from the applicable Governmental Entity of any of the lands or contracts forming part of the Company Assets or interests in them and statutory exceptions to title;

  (i)
  Liens incurred, created and granted in the ordinary course of business to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those Liens relate to costs and expenses for which payment is not due; and

  (j)
  Permitted Encumbrances (as that term is defined in the Company's Credit Agreement dated May 5, 2014, among the Company, Royal Bank of Canada and the other lenders named therein, to the extent not already provided for by paragraphs (a) to (i) of this definition of Permitted Liens);

"person" includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement substantially in the form set forth in Schedule "B" hereto and any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of both the Company and Purchaser Parties, each acting reasonably;

"Pre-Acquisition Reorganization" has the meaning ascribed thereto in Section 5.2(a) [Pre-Acquisition Reorganizations];

"Preferred Shareholders" means the holders of Series 1 Preferred Shares;

"Preferred Shareholders' Vote" has the meaning ascribed thereto in Section 2.3(c) [Interim Order];

"Preferred Shares" means the Series 1 Preferred Shares and the Series 2 Preferred Shares;

"Preferred Shares Dissent Condition" has the meaning ascribed thereto in Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser Parties];

"Process Agent" has the meaning ascribed thereto in Section 9.2 [Governing Law; Waiver of Jury Trial];

"Purchaser" means Repsol S.A., a company organized under the laws of Spain;

"Purchaser Parties" means, collectively, AcquisitionCo and the Purchaser, and "Purchaser Party" means either one of AcquisitionCo or the Purchaser, as the case may be;

"Record Date" means the record date determined for Shareholders to vote at the Company Meeting;

"Reference Public Statements" has the meaning ascribed thereto in Section 2.9 [Public Communications];

"Regulatory Approvals" means those determinations (actual or deemed), sanctions, rulings, waivers, consents, orders, permits, exemptions reviews, decisions, certificates, No Action Letters and other approvals of (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), or any registration or filing with, any Governmental Entity required in connection with the Arrangement, including the Key Regulatory Approvals;

"Release" has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of any Substance, including a Hazardous Substance, whether accidental or intentional, into the Environment and "Released" shall have a corresponding meaning;

"Required Votes" has the meaning ascribed thereto in Section 2.3(c) [Interim Order];

"Reserves Report" means the report dated February 27, 2014 and effective December 31, 2013 prepared by the Company providing the Company's estimates of the crude oil, natural gas and natural gas liquids reserves attributable to the Interests;

"Sarbanes-Oxley Act" means the United States Sarbanes-Oxley Act of 2002;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act, R.S.A. 2000, c. S-4;

"Securities Authorities" means the Exchanges, the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada and the SEC;

"Securities Laws" means the Securities Act, all other applicable Canadian securities laws and all rules and regulations and published policies thereunder, United States federal and state securities laws and all rules and regulations and published policies thereunder and applicable stock exchange rules and listing standards of the Exchanges;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Series 1 Preferred Shares" means the cumulative redeemable rate reset first preferred shares, Series 1, in the capital of the Company;

"Series 2 Preferred Shares" means the cumulative redeemable rate reset first preferred shares, Series 2, in the capital of the Company;

"Shareholders" means, collectively, the Common Shareholders and the Preferred Shareholders;

"subsidiary" has the meaning ascribed thereto in the Securities Act;

"Substance" has the meaning prescribed by Environmental Laws and includes any matter capable of being dispersed into the Environment, including any element, waste or other substance whether natural or artificial and whether consisting of gas, liquid, solid or vapour and any sound, vibration, heat, radiation or other forms of energy;

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement by a third party or group:

  (i)
  to acquire not less than all of the outstanding Common Shares or all or substantially all of the Company Assets;

  (ii)
  that complies with all Securities Laws;

  (iii)
  that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from an independent financial advisor of nationally recognized reputation and outside legal counsel) to have been obtained or is reasonably likely to be obtained;

  (iv)
  is not subject to a due diligence and/or access condition that would allow greater access to the books, records or personnel of the Company or the Company Subsidiaries than was made available to the Purchaser prior to the date of this Agreement;

  (v)
  that the Board and any relevant committee thereof has determined in good faith (after receipt of advice from an independent financial advisor of nationally recognized reputation and outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory (including all Key Regulatory Approvals, to the extent applicable) and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

  (vi)
  in respect of which the Board and/or any relevant committee thereof determines in good faith (after receipt of advice from an independent financial advisor of nationally recognized reputation with respect to (B) below and outside legal counsel with respect to (A) below) that (A) the failure to recommend such Acquisition Proposal to the Common Shareholders would be inconsistent with its fiduciary duties under applicable Laws and (B) such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction more favourable to the Common Shareholders, from a financial point of view, than the Arrangement, including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser Parties pursuant to Section 7.2(h) [Non-Solicitation] of this Agreement;

"Superior Proposal Notice" shall have the meaning ascribed thereto in Section 7.2(g)(iii) [Non-Solicitation];

"Swaps" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

"Tax" or "Taxes" means (i) any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including Canada Pension Plan and provincial pension plan contributions, installments, unemployment insurance contributions and employment insurance contributions, worker's compensation and deductions at source, including taxes based on or measured by gross receipts, gross income, net income, profits, sales, capital, property, operations, licence, production, use and occupation, and including goods and services, harmonized value added, ad valorem, transfer, franchise, withholding, customs, payroll, stamp, recapture, premium, windfall profits, severance, employment, excise and property duties and taxes, together with any interest, penalties, fines and additions imposed with respect to such amounts and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of being a "transferee" (within the meaning of section 160 of the Tax Act or any other similar applicable Law) of another entity or a member of a related, non-arm's length, affiliated or combined group;

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

"Tax Returns" means all returns, reports, filings, forms, elections, designations, notices, schedules, statements, estimates, declarations of estimated tax, information statements and returns, including any amendments, attachments, appendices and exhibits thereto, made, prepared, filed or required to be filed with a Governmental Entity with respect to Taxes;

"Termination Fee" has the meaning ascribed thereto in Section 7.3 [Agreement as to Damages];

"Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to a Purchaser Party or any of its representatives or agents by or on behalf of the Company, a Company Subsidiary or a Company Investee, and includes all such personal information disclosed to a Purchaser Party prior to the execution of this Agreement;

"UK Bribery Act" means United Kingdom Bribery Act 2010 (c.23);

"UK Business Improvement Plan" means the business improvement plan relating to Talisman Sinopec Energy (UK) Limited disclosed in writing to the Purchaser Parties;

"U.S. Exchange Act" means the United States Exchange Act of 1934;

"U.S. Securities Act" means the United States Securities Act of 1933;

"willful breach" means a material breach that is the consequence of an act or omission undertaken by the breaching party with actual knowledge (and with respect to the Company means actual knowledge of a Designated Officer) that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement; and

"2015 Budget" means the 2015 capital budget of the Company disclosed in the Data Room Information.

1.2   Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.3   Interpretation

In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. The term "third party" means any person other than the Company, the Purchaser or AcquisitionCo and their respective affiliates.

1.4   Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day that is a business day.

1.5   Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.6   Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and "$" refers to U.S. dollars.

1.7   Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with GAAP or IFRS, such reference shall be deemed to be to the GAAP or IFRS, as applicable, from time to time approved by the Canadian Institute of Chartered Accountants, the Canadian Accounting Standards Board or any successor institute, and applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.8   Knowledge

In this Agreement, references to "the knowledge of the Company" or "the Company's knowledge" means the actual knowledge of each of the Designated Officers, after diligent inquiry, and does not include any constructive, implied or imputed knowledge of the Company or the Designated Officers.

1.9   Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

1.10 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form an integral part hereof:

Schedule "A"	—	Special Resolution of the Shareholders
Schedule "B"	—	Plan of Arrangement
Schedule "C"	—	Key Regulatory Approvals
Schedule "D"	—	Form of Lock-Up Agreement

ARTICLE 2
THE ARRANGEMENT

2.1   Arrangement

The Purchaser Parties and the Company agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2   Implementation Steps by the Company

Subject to the terms and conditions of this Agreement, the Company covenants in favour of the Purchaser Parties that the Company shall:

  (a)
  deliver to the Purchaser Parties, concurrently with execution of this Agreement, the Lock-up Agreements which have been executed by certain of the Company's directors and all of the executive officers;

  (b)
  subject to the terms of this Agreement, as soon as reasonably practicable, but in any event in sufficient time to hold the Company Meeting in accordance with Section 2.2(c), apply in a manner reasonably acceptable to the Purchaser Parties under section 192 of the CBCA for the Interim Order and shall make such application on or before January 15, 2015;

  (c)
  subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable (and the Company shall do so by February 18, 2015), convene and hold the Company Meeting for the purpose of considering the Arrangement Resolution in accordance with the Interim Order, the Company's Organizational Documents and applicable Law;

  (d)
  provide notice of the application for the Interim Order and Final Order to the Director, as soon as reasonably practicable, and in any event no later than five business days prior to the hearing date for the Interim Order, and not less than three business days prior to the hearing date for the Final Order;

  (e)
  unless this Agreement shall have been terminated in accordance with Section 8.2 [Termination], not to adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting or fail to put the Arrangement before the Shareholders for their consideration without the Purchaser Parties' prior written consent, except as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) or as required by Law or a Governmental Entity;

  (f)
  solicit from the Shareholders proxies in favour of the approval of the Arrangement Resolution (which shall include the engagement by the Company of a proxy solicitation agent to solicit proxies) and against any resolution that is inconsistent with the Arrangement Resolution and the completion of the transactions contemplated by this Agreement, and through the Board, recommend that the Shareholders vote in favour of the Arrangement;

  (g)
  subject to obtaining such approvals as are required by the Interim Order and if the Arrangement Resolution is passed at the Company Meeting, proceed with and diligently pursue the application to the Court for the Final Order not later than three business days after the Arrangement Resolution is passed at the Company Meeting and thereafter use reasonable commercial efforts to obtain the Final Order; and

  (h)
  subject to obtaining the Final Order, (i) send the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement to the Director and (ii) obtain the Certificate of Arrangement from the Director giving effect to the Arrangement.

2.3   Interim Order

The notice of originating application for the Interim Order referred to in Section 2.2(b) [Implementation Steps by the Company] shall request that the Interim Order provide, among other things:

  (a)
  for the calling and holding of the Company Meeting, including the Record Date for determining the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

  (b)
  that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by the Common Shareholders shall be at least 66 2/3% of the votes cast on the Arrangement Resolution by the Common Shareholders present in person or represented by proxy at the Company Meeting (such approval described in this Section 2.3(b), the "Common Shareholders' Vote");

  (c)
  that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by the Preferred Shareholders, voting as a single class, shall be at least 66 2/3% of the votes cast on the Arrangement Resolution by the Preferred Shareholders present in person or represented by proxy at the Company Meeting (such approval described in this Section 2.3(c), the "Preferred Shareholders' Vote" and, collectively with the Common Shareholders' Vote, the "Required Votes");

  (d)
  that the terms, restrictions and conditions of the Company's Organizational Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

  (e)
  for the grant of the Dissent Rights to those Shareholders who are registered Common Shareholders or registered Preferred Shareholders, as applicable, in the manner contemplated in the Plan of Arrangement;

  (f)
  for the notice requirements with respect to the presentation of the application to the Court for a Final Order;

  (g)
  that the Company Meeting may be adjourned or postponed from time to time in accordance with this Agreement without the need for additional approval by the Court; and

  (h)
  for such other matters as the Purchaser Parties may reasonably require, subject to the prior written consent of the Company, such consent not be unreasonably withheld or delayed.

2.4   Filing Articles of Arrangement and Issuance of Certificate of Arrangement

As soon as is reasonably practicable, and in any event no later than the fifth business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 6 [Conditions], and unless another time or date is agreed to in writing by the Parties (the "Closing Date"), the Company shall send to the Director the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement and the Director shall then issue the Certificate of Arrangement giving effect to the Arrangement. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective on, and be binding on and after, the Effective Time.

2.5   Closing

The closing of the transactions contemplated hereby and by the Arrangement shall take place at the offices of Bennett Jones LLP, in Calgary, Alberta, Canada, on the Closing Date.

2.6   Company Circular

Subject to compliance with Section 2.7 [Preparation of the Company Circular], as promptly as reasonably practicable after the execution and delivery of this Agreement, the Company shall prepare the Company Circular together with any other documents required by Securities Laws or other applicable Laws in connection with the Company Meeting required to be filed or prepared by the Company, and, subject to Section 2.7(a) [Preparation of the Company Circular], as promptly as is reasonably practicable after the execution and delivery of this Agreement (and the Company shall do so by January 21, 2015), the Company shall, unless otherwise agreed by the Parties, cause the Company Circular and other documentation required in connection with the Company Meeting to be sent or delivered to the Shareholders and Incentive Holders and be filed as required by the Interim Order and applicable Laws. The Company Circular shall state that the Board has unanimously: (i) determined that the Arrangement is in the best interests of the Company; (ii) determined that the Arrangement is fair to the Shareholders; (iii) approved the Arrangement, this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Shareholders vote in favour of the Arrangement.

2.7   Preparation of the Company Circular

  (a)
  The Parties shall co-operate in the preparation and filing of the Company Circular, and in the mailing of the Company Circular. The Company shall promptly provide the Purchaser Parties and their representatives with a reasonable opportunity to review and comment on the Company Circular, including by providing on a timely basis a description of any information required to be supplied by the Purchaser Parties for inclusion in the Company Circular, prior to its mailing to the Shareholders and filing in accordance with the Interim Order and applicable Laws and shall accept the reasonable comments of the Purchaser Parties and their legal counsel with respect to any such information required to be supplied by the Purchaser Parties and included in the Company Circular and any other matters described in the Company Circular.

  (b)
  The Purchaser Parties shall promptly provide the Company with any information for inclusion in the Company Circular that may be required under applicable Law and/or is reasonably requested by the Company.

  (c)
  The Company shall ensure that the Company Circular (other than disclosure relating to and provided by the Purchaser Parties) complies with the Interim Order and all applicable Laws and, without limiting the generality of the foregoing, that the Company Circular does not, at the time of mailing, contain any misrepresentation (other than with respect to any information relating to and provided by the Purchaser Parties).

  (d)
  The Purchaser Parties shall ensure that the information provided by them for inclusion in the Company Circular (which information shall be limited to that provided by written document and identified for inclusion in the Company Circular) does not, at the time of the mailing of the Company Circular, contain any misrepresentation.

  (e)
  Each of the Parties shall promptly notify each of the other Parties if at any time before the Effective Time it becomes aware that the Company Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any circular or other filing under applicable Laws contains a misrepresentation, or information that otherwise requires an amendment or supplement to the Company Circular, such application, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by the Company.

  (f)
  The Company shall promptly inform the Purchaser Parties of any requests or comments made by Securities Authorities in connection with the Company Circular. Each of the Parties shall cooperate with the other and shall diligently do all such acts and things as may be necessary in the manner contemplated in the context of the preparation of the Company Circular and use its reasonable commercial efforts to resolve all requests or comments made by Securities Authorities with respect to the Company Circular and any other required filings under applicable Securities Laws as promptly as practicable after receipt thereof.

2.8   Court Proceedings

The Company shall provide the Purchaser Parties and their legal counsel with a reasonable opportunity to review and comment upon drafts of the Interim Order and the Final Order and all other material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by the Purchaser Parties for inclusion in such material, prior to the service and filing of that material, and shall accept the reasonable comments of the Purchaser Parties and their legal counsel with respect to any such information required to be supplied by the Purchaser Parties and included in such material and shall reasonably consider their comments with respect to any other matters contained therein. The Company shall ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company shall not object to legal counsel to the Purchaser Parties making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are consistent with this Agreement and the Plan of Arrangement. The Company shall also provide legal counsel to the Purchaser Parties on a timely basis with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any person to appeal, or oppose the granting of, the Interim Order or the Final Order. Subject to applicable Laws, the Company shall not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser Parties' prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require the Purchaser Parties to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser Parties' obligations set forth in any such filed or served materials or under this Agreement.

2.9   Public Communications

The Parties shall agree to separately but contemporaneously issue a news release announcing the Acquisition as soon as practicable after the execution of this Agreement. In connection with the initial news release and thereafter, the Parties shall advise, consult and cooperate with each other prior to issuing, or permitting any of its directors, officers, employees or agents to issue any news releases or otherwise make public statements with respect to this Agreement, the Arrangement and the transactions contemplated hereby, from the date hereof until the Effective Time (any joint news release or news releases or public statements which the Parties have agreed to or are finalized after such consultation shall be herein known as "Reference Public Statements"). The foregoing shall not prevent either Party from making announcements to employees and having discussions with shareholders, financial analysts and other stakeholders or making any public disclosures so long as such announcements, discussions and public disclosures are consistent with the most recent Reference Public Statements made by the Parties in respect of the Arrangement. The Parties shall not issue any other news releases or make any other public statement prior to such consultation, except as may be required by applicable Law including, for greater certainty, in order to fulfill continuous disclosure obligations under Securities Laws or the fiduciary duties of the applicable board of directors and only after using its reasonable commercial efforts to consult each other taking into account the time constraints to which it is subject as a result of such Law or obligation. The Party making such disclosures shall give reasonable consideration to any comments made by the other Party and its counsel, and if prior notice is not possible, shall give such notice immediately following the making of such disclosure.

2.10 Treatment of Incentive Securities

The Parties acknowledge that the Arrangement will trigger a change of control under the plans and agreements which govern the Company Options, the Company Cash Units, the Company PSUs, the Company RSUs and certain of the Company EDSUs. The Company shall take any further action which is necessary to ensure that all Company Options, Company Cash Units, Company PSUs and Company RSUs are vested, exercised, surrendered, settled, redeemed, terminated or cancelled on or before the Effective Time. Notwithstanding the preceding sentence, the Company covenants and agrees that it shall use reasonable commercial efforts to cause the Company Subsidiaries to cause each holder of Company Cash Units to enter into exercise or cancellation agreements with the Company, in a form mutually satisfactory to the Company and the Purchaser Parties, each acting reasonably, not less than three business days prior to the date on which application will be made for the Final Order, pursuant to which such holder agrees to the settlement and cancellation of all of their Company Cash Units in exchange for a cash payment equal to the greater of $0.01 and the amount, if any, by which the Cash Consideration per Common Share exceeds the "unit price" (as defined in the Company Cash Unit Plans), less any applicable withholding taxes. The Company shall take all such action as is necessary to settle or cause to be settled, prior to the Effective Date and in accordance with their terms, all outstanding Company PSUs for which the performance period ends on or before December 31, 2014; provided that in connection with the vesting of such Company PSUs in accordance with the Company Performance Share Unit Plan there shall not be applied any performance multiplier or factor greater than 1.0.

2.11 Withholding Taxes

The Purchaser Parties, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder or Incentive Holder under the Plan of Arrangement such amounts as the Purchaser Parties, the Company and the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration in accordance with applicable Tax Laws. Any such amounts shall be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Shareholders or the Incentive Holders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

2.12 Lists of Shareholders

At the reasonable request of the Purchaser Parties, from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with lists (in both written and electronic form) of (i) the registered Common Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the registered Preferred Shareholders, together with their addresses and respective holdings of Preferred Shares, (iii) a list of the names and addresses and holdings of all persons having rights issued by the Company to acquire Common Shares and (iv) a list of non-objecting beneficial owners (as such term is defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer) of Common Shares, together with their addresses and respective holdings of Common Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser Parties with such additional information, including updated or additional lists of Common Shareholders, Preferred Shareholders and lists of holdings and other assistance as the Purchaser Parties may reasonably request.

2.13 Purchaser Guarantee

The Purchaser hereby unconditionally and irrevocably guarantees the due and punctual performance by AcquisitionCo of each and every covenant and obligation of AcquisitionCo arising under this Agreement and the Arrangement, including, without limitation, the due and punctual payment of the consideration required to acquire the Common Shares and Preferred Shares pursuant to the Arrangement. The Purchaser hereby agrees that the Company shall not have to proceed first against AcquisitionCo before exercising its rights under this guarantee against the Purchaser.

2.14 Application of Funds by Depositary

Upon completion of the Arrangement, the Purchaser shall cause the Depositary to apply the funds deposited with the Depositary as contemplated in Section 6.3(d) to make the payments required by the Plan of Arrangement.

 ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1   Representations and Warranties

Contemporaneously with the execution and delivery of this Agreement, the Company is delivering to the Purchaser Parties certain written disclosures set forth in the Disclosure Letter which shall constitute an integral part of this Agreement and modify the representations and warranties of the Company contained in this Agreement.

The Company represents and warrants to and in favour of the Purchaser Parties as follows and acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the entering into of this Agreement:

  (a)
  Board Approval.    As of the date hereof, the Board, after consultation with its financial and legal advisors, has unanimously: (i) determined that this Agreement and the Arrangement are in the best interests of the Company; (ii) determined that this Agreement and the Arrangement are fair to the Shareholders; and (iii) resolved to recommend that the Shareholders vote in favour of the Arrangement and directed that such matter be submitted to a vote by each of the Common Shareholders and the Preferred Shareholders at the Company Meeting. The Board has unanimously approved the Arrangement, the execution and delivery of this Agreement, the transactions contemplated hereby and the performance of the terms hereof by the Company. The Board has received the Fairness Opinions.

  (b)
  Organization and Qualification of Company and the Company Subsidiaries.    Each of the Company, the Company Subsidiaries and the Company Investees is a corporation or partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, amalgamation or formation, as the case may be, and has the requisite corporate or partnership power and authority, as applicable, to own, lease and operate its assets and to carry on its business as it is now being conducted. Each of the Company, the Company Subsidiaries and the Company Investees is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary. The Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and the Company Subsidiaries and, to the Company's knowledge, each of the Company Investees, are organized and qualified to do business.

  (c)
  Authority Relative to this Agreement.    The Company has the requisite corporate power and authority to enter into this Agreement and any agreement ancillary hereto and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and, subject to the Required Votes, the consummation by the Company of the transactions contemplated by this Agreement and any agreement ancillary hereto, have been duly authorized by the Board, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or any agreement ancillary hereto and the consummation by it of the transactions contemplated hereby and thereby, subject, in the case of consummation of the Arrangement, to the receipt of the Required Votes, approval by the Court and delivery of the Articles of Arrangement, a certified copy of the Final Order and such other documents as may be required, to the Director. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity.

  (d)
  Subsidiaries or Interests.    The Company has no subsidiaries other than the Company Subsidiaries. Except as set forth in the Disclosure Letter, the Company has no interest in any other person except the Company Investees. All of the issued and outstanding securities of each of the Company Subsidiaries and, to the Company's knowledge, of each Company Investee, are duly authorized, validly issued, fully paid and non-assessable and, all such securities of the Company Subsidiaries and the

    Company Investees held by the Company are owned free and clear of all Liens and are not subject to any proxy, voting trust or other agreement relating to the voting of such securities, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such securities or any assets of, the Company Subsidiaries or, to the Company's knowledge, the Company Investees.

  (e)
  Capitalization of Company.    As of the date hereof, the authorized capital of the Company consists of (i) an unlimited number of Common Shares, (ii) an unlimited number of first preferred shares, issuable in series, and (iii) an unlimited number of second preferred shares, issuable in series. As of the date hereof, (i) 1,036,166,028 Common Shares (including the 4,640,040 Common Shares held in trust to satisfy obligations pursuant to the Company Performance Share Unit Plan) and (ii) 8,000,000 Series 1 Preferred Shares, are issued and outstanding. In addition, as at the date hereof, the Company has issued and outstanding (i) U.S.$375 million aggregate principal amount of 5.125% notes due 2015, (ii) U.S.$150 million aggregate principal amount of 8.50% notes due 2016, (iii) U.K.£250 million aggregate principal amount of 6.625% notes due 2017, (iv) U.S.$700 million aggregate principal amount of 7.75% notes due 2019, (v) U.S.$600 million aggregate principal amount of 3.75% notes due 2021, (vi) U.S.$300 million aggregate principal amount of 7.25% debentures due 2027, (vii) U.S.$125 million aggregate principal amount of 5.75% notes due 2035, (viii) U.S.$500 million aggregate principal amount of 5.85% notes due 2037, (ix) U.S.$600 million aggregate principal amount of 6.25% notes due 2038, and (x) U.S.$600 million aggregate principal amount of 5.50% notes due 2042 (the series of notes and debentures described in paragraphs (i) through (x) are collectively referred to as the "Notes"). Other than (i) Company Options providing for the issuance of up to 33,611,292 Common Shares, and (ii) 8,000,000 Series 1 Preferred Shares convertible into 8,000,000 Series 2 Preferred Shares, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by the Company of any securities of the Company from treasury (including Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Company (including Common Shares). All outstanding Common Shares and Series 1 Preferred Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Common Shares issuable upon the exercise of Company Options and all Series 2 Preferred Shares issuable upon the conversion of Series 1 Preferred Shares in accordance with the terms of such securities shall be duly authorized, validly issued, fully paid and non-assessable and shall not be subject to any pre-emptive rights. Other than the Common Shares, there are no securities of the Company outstanding which have the right to vote generally with the Common Shareholders on any matter. The Company has no dividend reinvestment plan.

  (f)
  Equity Monetization Plans.    As of the date hereof, other than 7,566,174 Company Cash Units, 1,000,842 Company DDSUs, 1,931,886 Company EDSUs, 33,611,292 Company Options, 10,537,639 Company PSUs and 11,584,651 Company RSUs, there are no outstanding stock appreciation rights, equity, equity-based, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any director, officer or employee of the Company or the Company Subsidiaries and which are based upon the revenue, value, income or any other attribute of the Company, the Company Subsidiaries, or any of them. The Disclosure Letter contains a correct and complete list as of the date of this Agreement of all Company Cash Units, Company DDSUs, Company EDSUs, Company Options, Company PSUs and Company RSUs, including the date of grant, term, number and, where applicable, exercise price and vesting schedule. The Employee Plans disclosed in the Data Room Information contain all information concerning whether the vesting will be accelerated by the execution of this Agreement or consummation of the transactions contemplated hereby or by termination of employment or change of position following consummation of the transactions contemplated hereby.

  (g)
  Outstanding Indebtedness.    As of the date hereof, other than the Notes, the only outstanding Indebtedness for borrowed money of the Company or the Company Subsidiaries (excluding any Indebtedness between the Company, any of the Company Subsidiaries or, to the Company's knowledge, of the Company Investees), and the only commitments of the Company or the Company

    Subsidiaries or, to the Company's knowledge, of the Company Investees, to incur Indebtedness for borrowed money, are set forth in the Disclosure Letter.

  (h)
  No Guarantees.    Except as set forth in the Disclosure Letter, the Company has not guaranteed, endorsed, assumed, indemnified, committed to or accepted any responsibility for any Indebtedness or the performance of any obligation of any person other than a Company Subsidiary or a Company Investee.

  (i)
  Bankruptcy and Insolvency Matters.    Except as set forth in the Disclosure Letter, (i) no action or proceeding has been commenced or filed by or, to the knowledge of the Company, against the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, which seeks or could reasonably be expected to lead to (A) receivership, bankruptcy, a commercial proposal or similar proceeding of the Company or any of the Company Subsidiaries or any of the Company Investees, (B) the adjustment or compromise of claims against the Company or any of the Company Subsidiaries or any of the Company Investees or (C) the appointment of a trustee, receiver, liquidator, custodian or other similar officer for the Company or any of the Company Subsidiaries or any of the Company Investees or any portion of their assets, and no such action or proceeding has been authorized or is being considered by or on behalf of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, and, to the knowledge of the Company, no creditor, Common Shareholder, Incentive Holder, Noteholder or Preferred Shareholder has threatened to commence or advised that it may commence, any such action or proceeding; and (ii) none of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, (A) has made, or is considering making, an assignment for the benefit of their respective creditors, or (B) has requested, or is considering requesting, a meeting of its respective creditors to seek a reduction, compromise, composition or other accommodation with respect to its respective indebtedness.

  (j)
  No Violations.    Except as set forth in the Disclosure Letter, none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Arrangement or any of the transactions contemplated by this Agreement or compliance by the Company with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which with or without notice or lapse of time or both, would constitute a default) under, or result in granting to a third party, or the right of a third party to exercise, a right of first refusal, first opportunity or other right or option to acquire securities, properties or assets of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, under, or grant to a third party a right to force the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, to purchase one or more assets under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, or cause any Indebtedness of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, to come due before its stated maturity or cause any credit commitment to cease to be available under any of the terms, conditions or provisions of (A) their respective articles of incorporation, amalgamation or association, by-laws or other comparable formation or organizational documents, including the Company's Organizational Documents and the Company Indentures, (B) the Company Leases, or (C) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien or other Contract to which the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Company or any of the Company Subsidiaries is bound; or (ii) subject to obtaining the Required Votes and the Regulatory Approvals (and compliance with the terms thereof) and except for complying with applicable corporate, securities, competition and antitrust Laws, (A) violate any Law applicable to the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, or any of their respective properties or assets, or (B) cause the suspension or revocation of any Company Lease or Permit currently in effect or give any person the right to suspend or revoke the same; or (iii) result in any restriction on the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, from engaging in their respective businesses, as now conducted, or from competing with any person or in any geographical area and does not and will not trigger or cause to arise any rights of any person under any contract or arrangement to restrict the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, from engaging in their respective businesses, as now conducted (except, in the case of each of clauses (i), (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, restrictions, suspensions, revocations, causes, accelerations or creations of Liens or other encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect or prevent, materially impede or significantly delay the ability of the Company to consummate the Arrangement), and (iv) other than in connection with or in compliance with the provisions of applicable Laws, inclusive of obtaining any required Regulatory Approvals, or which are required to be filed post-Arrangement and except for the requisite approval of the Shareholders, (A) there is no legal impediment to the Company's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by the Company in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect, or prevent, materially impede or significantly delay the ability of the Company to consummate the Arrangement.

  (k)
  Funds Available.    The Company has sufficient funds available to pay the Termination Fee pursuant to Section 7.3 [Agreement as to Damages].

  (l)
  Shareholder Rights Plan Agreement.    Other than the Company SRP, the Company has no shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Common Shares or other securities of the Company or other rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or in connection with the Arrangement. The entering into of this Agreement, the Arrangement, the Lock-Up Agreements and the completion of the transactions contemplated hereby shall not result in the separation of the rights under the Company SRP or in any Common Shareholder or other person being entitled to exercise or be granted any right to acquire any security or other interest under the Company SRP.

  (m)
  Compliance with Laws.    Except as set forth in the Disclosure Letter, the Company and the Company Subsidiaries and, to the Company's knowledge, the Company Investees, have complied with and are not in violation of any applicable Laws, except where such non compliance or violations would not (individually or in the aggregate) have a Material Adverse Effect. To the Company's knowledge, no material change is required in the Company's or any of the Company Subsidiaries' or either of the Company's Investee's processes, properties or procedures in connection with any such Laws, and neither the Company nor any of the Company Subsidiaries nor, to the Company's knowledge, either of the Company Investees, has received any notice or communication of any material non-compliance with any such Laws that has not been cured as of the date of this Agreement.

  (n)
  Reporting Status and Securities Laws Matters.

  (i)
  The Company is a "reporting issuer" or has equivalent status in all provinces and territories of Canada, is not on the list of reporting issuers in default under the Securities Laws in any province or territory of Canada, and is in compliance, in all material respects, with all Securities Laws. No delisting of, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company no inquiry or investigation (formal or informal) of any Securities Authority, or any enforcement action by any Securities Authority, is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken against the Company. The Company has disclosed in writing all material correspondence between the Securities Authorities, on the one hand, and the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, on the other hand, since January 1, 2014, through the date of this Agreement and shall provide to the Purchaser Parties any further such correspondences through to the Effective Date.

    (ii)
    The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the U.S. Exchange Act or the U.S. Securities Act since January 1, 2012. The Company's Public Disclosure Record filed with or furnished to the SEC, at the time of such filing or furnishing complied or, if not yet filed or furnished, shall comply in all material respects with the applicable requirements of the U.S. Securities Act, the U.S. Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company's Public Disclosure Record filed with or furnished to the SEC. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the forms, statements, certifications, reports and documents included in the Company's Public Disclosure Record filed with or furnished to the SEC did not, and any such forms, statements, reports and documents so filed or furnished subsequent to the date of this Agreement shall not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

    (iii)
    The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the U.S. Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company Assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that material receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company Assets that could have a material effect on its financial statements. Except as disclosed in the Company's Public Disclosure Record prior to the date of this Agreement, (A) there are no significant deficiencies in the design or operation of the Company's internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and has identified for the Company's auditors and audit committee of the Board of any material weaknesses in internal control over financial reporting and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting of the Company. The Company has disclosed in writing (i) a summary of any such disclosure made by management to the Company's auditors and audit committee since January 1, 2012 and (ii) any communication since January 1, 2012 made by management or the Company's auditors to the audit committee of the Board required or contemplated by listing standards of the Exchanges, the audit committee's charter or professional standards of the Public Company Accounting Oversight Board.

    (iv)
    Since December 31, 2013, none of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either Company Investee or any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries or Company Investees has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, expression of concern or claim from any source, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or Company Investee, including any material complaint, allegation, assertion, expression of concern or claim from any source that the Company or any Company Subsidiary or Company Investee has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Board or the audit committee of the Board.

    (v)
    The Disclosure Letter sets forth a summary of all complaints or concerns relating to accounting, internal accounting controls or auditing matters made since January 1, 2012 through the Company's whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law. No person has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar material violation by the Company, any of the Company Subsidiaries or, to the knowledge of the Company, the Company Investees, or any of their respective officers, directors, employees, agents or independent contractors to an officer of the Company, the audit committee (or other committee designated for the purpose) of the Board or the Board.

  (o)
  Reports.    The documents comprising the Company's Public Disclosure Record: (i) did not at the time filed with Securities Authorities or, as applicable, the time of becoming effective, contain any untrue statement of a material fact and did not omit any data or information required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made; and (ii) included all documents required to be filed in accordance with Securities Laws with the Securities Authorities and the Exchanges and complied, in all material respects, with Securities Laws. The Company has timely filed with the Securities Authorities all forms, reports, schedules, statements and other documents required to be filed by the Company with the Securities Authorities, and all such forms, reports, schedules, statements and other documents complied in all material respects with all applicable Laws.

  (p)
  Information.    The Data Room Information (i) is complete in all material respects except as set forth in the Disclosure Letter, (ii) does not contain a misrepresentation, and (iii) does not omit any data or information necessary to make the data and information provided, taken as a whole, not misleading in any material respect.

  (q)
  Company Financial Statements.    (i) The Company's audited consolidated financial statements as at and for the fiscal years ended December 31, 2013 and 2012, including the notes thereto (the "Annual Financials") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of the Company's independent auditors); and (ii) the Company's unaudited consolidated financial statements as at and for the three and nine-months ended September 30, 2014 (including the notes thereto) (collectively, the "Interim Financials" and, together with the Annual Financials, the "Company Financial Statements") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company's independent auditors), and in each case fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP and by IFRS, as applicable, in respect of all material contingent liabilities, if any, of the Company and the Company Subsidiaries on a consolidated basis. There have been no material changes in the Company's accounting policies since September 30, 2014.

  (r)
  No Undisclosed Material Liabilities.    Except: (i) as set forth in the Disclosure Letter or as disclosed or reflected in the Company Financial Statements; and (ii) for liabilities and obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2013, (B) pursuant to the terms of this Agreement, or (C) publicly disclosed in the Company's Public Disclosure Record prior to the date hereof, the Company has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise, which would be required by GAAP or IFRS, as applicable, to be reflected on a consolidated balance sheet of the Company as of the date hereof to the knowledge of the Company, and there are no other facts or circumstances that could reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, including those relating to environmental and occupational safety and health matters, except for those that would not, individually or in the aggregate, have a Material Adverse Effect.

  (s)
  Off-Balance Sheet Arrangements.    Except as set forth in the Disclosure Letter, none of the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees, is a party to any off-balance sheet arrangements, as that term is understood under GAAP and/or IFRS, as applicable.

  (t)
  Books, Records and Disclosure Controls.    The management of the Company has established and maintained a system of disclosure controls and protocols designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under the Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such disclosure controls and protocols include controls and protocols designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under the Securities Laws is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure. Except as set forth in the Disclosure Letter, the Company's and each of the Company Subsidiaries' and, to the Company's knowledge, each of the Company Investee's, corporate records and minute books have been maintained in compliance with applicable Laws and are complete and accurate in all material respects.

  (u)
  Absence of Certain Changes.    Since December 31, 2013, other than as disclosed in the Company's Public Disclosure Record, the Company, each of the Company Subsidiaries and, to the Company's knowledge, each of the Company Investees, has conducted their business in the ordinary course of business consistent with past practice, except for the transactions contemplated by this Agreement, and, except as has been disclosed in the Company's Public Disclosure Record and in the Disclosure Letter, there has not been:

  (i)
  any change in the financial condition, properties, assets, liabilities, business or results of their operations, prospects or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2013) which has had or could reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect;

  (ii)
  any material damage, destruction or other casualty loss with respect to any material Company Asset, whether or not covered by insurance;

  (iii)
  other than regular quarterly dividends, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares or other securities of the Company or any of the Company Subsidiaries (except for dividends or other distributions by any Company Subsidiary to the Company or to any other Company Subsidiary), or, to the Company's knowledge, of either of the Company Investees, or any repurchase, redemption or other acquisition by the Company or any of the Company Subsidiaries or, to the Company's knowledge, by either of the Company Investees, of any outstanding shares or other securities of the Company or any of the Company Subsidiaries or Company Investees;

  (iv)
  any material change in any method of accounting or accounting practice by the Company or any of the Company Subsidiaries or, to the Company's knowledge, by either of the Company Investees;

  (v)
  (A) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business consistent with past practice) or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws; or

  (vi)
  any agreement to do any of the foregoing listed in clauses (i) through (v).

  (v)
  Litigation.    There are no claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (i) pending or, to the Company's knowledge, threatened, against the

    Company or any of the Company Subsidiaries, or (ii) to the Company's knowledge, pending or threatened against either of the Company Investees (collectively, "Legal Actions") and, to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to form the basis of a Legal Action against (i) the Company or any of the Company Subsidiaries or Company Investees or against any of their respective property or assets at law or in equity before or by any Governmental Entity or (ii) any director or officer of the Company or any of the Company Subsidiaries or Company Investees or any Company Employee or any employee of a Company Investee, which Legal Actions would in either case, individually or in the aggregate, if adversely determined, have a Material Adverse Effect. All material Legal Actions of which the Company has knowledge and the nature and quantum of all such Legal Actions have been disclosed in the Disclosure Letter. None of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, nor their respective assets or properties (based upon the Company's knowledge in the case of Company Investee Assets) is subject to any outstanding judgment, order, writ, injunction or decree that has a Material Adverse Effect, or may prevent, materially impede or significantly delay the consummation of the transactions contemplated by this Agreement.

  (w)
  Taxes.    Except as set forth in the Disclosure Letter, (i) the Company and each of the Company Subsidiaries and, to the Company's knowledge, the Company Investees, has (A) duly and timely filed, or caused to be filed, all Tax Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Tax Returns are true, complete and correct in all material respects and have not been amended, (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof (whether or not shown on any Tax Return), other than Taxes which are being or have been contested in good faith and for which adequate accruals have been provided in the Company Financial Statements, (C) duly and timely withheld, or caused to be withheld all Taxes required or permitted by Law to be withheld by it (including Taxes and other amounts required or permitted to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any present or former employees, officers or directors and any persons who are non-residents of Canada for the purpose of the Tax Act) and duly and timely remitted, or caused to be remitted to the appropriate Tax authority such Taxes required by Law to be remitted by it, and (D) duly and timely collected, or caused to be collected any sales or transfer Taxes, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it; (ii) the unpaid Taxes of the Company, the Company Subsidiaries and, to the Company's knowledge, the proportion of Taxes of the Company Investees, which the Company is required by GAAP to report, did not, as of the date of the Company Financial Statements, exceed the reserves and provisions for Taxes accrued but not yet due as reflected in the Company Financial Statements, and Taxes payable by the Company, the Company Subsidiaries and the proportion of Taxes of the Company Investees, which the Company is required by GAAP to report, as of the Closing Date shall not exceed such reserves and provisions for Taxes as adjusted through the Closing Date in accordance with the past custom and practice of the Company and the Company Subsidiaries and Company Investees; (iii) (A) there are no audits or investigations in progress, pending or, to the knowledge of the Company, threatened by any Governmental Entity with respect to Taxes against the Company, any of the Company Subsidiaries or, to the knowledge of the Company, the Company Investees or any of their respective assets, and (B) no deficiencies, litigation, proposed adjustments or matters in controversy with respect to any Taxes have been asserted or have been raised by any Governmental Entity which remain unresolved at the date hereof, and no action or proceeding for assessment or collection of any Taxes has been taken, asserted or threatened, against the Company or any of the Company Subsidiaries or, to the knowledge of the Company, the Company Investees or any of their respective assets, except, in each case, as are being contested in good faith and for which adequate accruals in the case of the Company Investees, the proportion thereof which the Company is required by GAAP to report have been provided in the Company Financial Statements; (iv) there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Tax Return or any payment of any Taxes by, the

    Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees; (v) the Company is a "taxable Canadian corporation" as defined in the Tax Act; (vi) there are no Liens for Taxes upon any of the Company Assets and the assets of any of the Company Subsidiaries or, to the Company's knowledge, the Company Investee Assets, other than Permitted Liens; (vii) the Company and the Company Subsidiaries and, to the Company's knowledge, the Company Investees, are each in compliance with the Laws of Canada and any province, municipality or other subdivision thereof and the Laws of all other countries in which they operate, pay or are required to pay Taxes and file or are required to file Tax Returns, including any documentation and recordkeeping requirements thereunder, applicable to transfer pricing and the allocation of income and deductions and transactions among related taxpayers; (viii) none of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company, the Company Subsidiaries and the Company Investees, and as disclosed in writing); (ix) no amount in respect of any outlay or expense that is deductible for the purposes of computing the income of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, for Tax purposes has been owing by the Company, any of the Company Subsidiaries or the Company Investees, as the case may be, for longer than two (2) years to a person not dealing at arm's length (for the purposes of the Tax Act) with the Company, any such Company Subsidiary or Company Investee at the time the outlay or expense was incurred; (x) there are no circumstances which exist and would result in, or which have existed and resulted in, section 17, section 18(4), section 78 or sections 80 to 80.04 of the Tax Act or the equivalent Laws of any other jurisdiction applying to the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees; (xi) none of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, has either directly or indirectly transferred a material amount of property to or supplied a material amount of services to or acquired a material amount of property or services from a person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services; and (xii) the Company will not be required, as a result of (A) a change in accounting method for a tax period beginning on or before the Closing Date, to include any adjustment in taxable income for any tax period beginning on or after the Closing Date, or (B) any closing agreement, to include any item of income in or exclude any item of deduction from any tax period beginning on or after the Closing Date; (xiii) no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Governmental Entity with respect to the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees; (xiv) to the knowledge of the Company, no claim has been made by any Governmental Entity in a jurisdiction where none of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees files a Tax Return that it or they are or may be subject to taxation by that jurisdiction; and (xv) none of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, has participated in any "reportable transactions" within the meaning of Treasury Regulations Section 1.6011-4.

  (x)
  Intellectual Property.    (i) The Company and each Company Subsidiary and, to the Company's knowledge, each Company Investee, owns with good and valid title thereto, free and clear of all Liens, or have the full right and authority to use, and to continue to use, the Intellectual Property currently owned or used in connection with the operation, conduct and maintenance of their respective businesses in the manner presently and historically operated, conducted and maintained (collectively, "Company Intellectual Property"); (ii) neither the operation, conduct or maintenance by the Company, any Company Subsidiary or, to the Company's knowledge, Company Investee, of its respective business in the manner presently and historically operated, conducted and maintained, nor the use by the Company, any Company Subsidiary or, to the Company's knowledge, Company Investee, of any Company Intellectual Property in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights or any other rights of any third party, or breaches any duty or obligation owed to any third party; (iii) none of the Company, any Company Subsidiary or, to the Company's

    knowledge, Company Investee, has received any notice, complaint, threat or claim alleging: (a) the infringement, misappropriation, misuse or violation of any Intellectual Property Right or other right of any third party or breach of any duty or obligation owed to any third party; or (b) that the Company, any Company Subsidiary or Company Investee does not own any Company Intellectual Property or, in the case of Company Intellectual Property which is licensed to the Company, any Company Subsidiary or Company Investee, that the Company, any Company Subsidiary or Company Investee does not have the right to use any Intellectual Property (including any Company Intellectual Property) in connection with the operation, conduct and maintenance of their respective business in the manner presently and historically operated, conducted and maintained; (iv) the Company, each Company Subsidiary and, to the Company's knowledge, Company Investee, has used reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Company Intellectual Property; (v) the Information Technology of the Company, any Company Subsidiary or, to Company's knowledge, Company Investee adequately satisfies the data processing and other computing needs of the respective businesses and operations of the Company, such Company Subsidiary or Company Investee as presently and historically operated, conducted and maintained; (vi) the Company, each Company Subsidiary and, to the Company's knowledge, Company Investee, uses reasonable commercial efforts to protect the security and integrity of the Information Technology it owns, licenses, uses or holds for use; and (vii) the Company, each Company Subsidiary and, to the Company's knowledge, Company Investee, has procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are adequate to properly ensure the protection of their respective business.

  (y)
  Personal Property.    The Company, the Company Subsidiaries and, to the Company's knowledge, the Company Investees, have good and valid title to, or a valid and enforceable leasehold interest in, all personal property owned or leased by it or them in connection with the Company Assets or Company Investee Assets, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company's nor any of the Company Subsidiaries' or Company Investee's ownership of or leasehold interest in any such personal property (based upon the Company's knowledge in the case of personal property of a Company Investee) is subject to any Liens, except for Permitted Liens and Liens that would not, individually or in the aggregate, have a Material Adverse Effect.

  (z)
  Contracts.    All Contracts and other rights and authorizations, in each case material to the conduct of the business of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, have been provided in the Data Room Information, including those Contracts which, if entered into or amended or waived after the date of this Agreement, would be prohibited by Section 5.1(f) [Covenants of the Company Regarding the Conduct of Business], and (i) such Contracts are valid and binding obligations of the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees, as applicable, and, to the Company's knowledge, the valid and binding obligations of each other party thereto except for such Contracts which if not so valid and binding would not, individually or in the aggregate, have a Material Adverse Effect, (ii) none of the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees or any of the other parties thereto, is in breach or violation of, or default under (in each case, with or without notice or lapse of time or both) any such Contract and none of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, has received or given any notice of a material default under any such Contract which remains uncured which violation or breach would, individually or in the aggregate, have a Material Adverse Effect, and (iii) to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Contract or entitle any party to terminate, accelerate, modify or cause a default under, or trigger any pre-emptive rights or rights of first refusal under, any such Contracts which would, individually or in the aggregate, have a Material Adverse Effect.

  (aa)
  Title.    Although it does not warrant title, the Company does not have any reason to believe that the Company, the Company Subsidiaries and the Company Investees do not have good and marketable title to or the right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purpose of this Section 3.1(aa), the foregoing are referred to as the "Interests") and does represent and warrant that the Interests are free and clear of all Liens (other than Permitted Liens) created by, through or under the Company, the Company Subsidiaries and the Company Investees except as disclosed in a governmental registry or those arising in the ordinary course of business, which are not material individually or in the aggregate, and that it holds its Interests under valid and subsisting leases, licenses, Permits, concessions, concession agreements, contracts, subleases, reservations or other agreements (collectively, the "Company Leases"), except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interests would not, in the aggregate, have a Material Adverse Effect.

  (bb)
  Permits.    The Company and the Company Subsidiaries and, to the Company's knowledge, the Company Investees, have obtained, and are in compliance with, all Permits required by applicable Laws necessary to conduct their respective businesses and to operate and maintain the Company Assets, except where the failure to have obtained or complied with such Permits would not have a Material Adverse Effect. No material Permits will be impaired or otherwise adversely affected by the entering into of this Agreement or the consummation of the Arrangement, except where such impairment or effect would not have a Material Adverse Effect.

  (cc)
  Material Authorizations.    Except as set forth in the Disclosure Letter, all agreements, Permits, plans, certificates and other rights material to the Company and the Company Subsidiaries or, to the Company's knowledge, to the Company Investees, and to conducting their respective businesses, as now conducted, are valid and subsisting and none of the Company or the Company Subsidiaries or, to the Company's knowledge, the Company Investees, is in material default under any such agreements, Permits, plans, certificates and other rights and authorizations. Except as set forth in the Disclosure Letter, no agreements, Permits, plans, certificates and other rights and authorizations material to the Company and the Company Subsidiaries or, to the Company's knowledge, to the Company Investees, and to conducting their respective businesses, as now conducted, will be impaired or otherwise adversely affected by the entering into of this Agreement or the consummation of the Arrangement except where it would not have a Material Adverse Effect.

  (dd)
  Reserves Report.    To the knowledge of the Company, the Reserves Report complies with the requirements of NI 51-101 (including the requirements of the COGEH), as modified by the exemption order granted by the Securities Authorities dated December 17, 2010 in respect of certain requirements under NI 51-101, and the results thereof have been disclosed in accordance with NI 51-101 in all material respects. Except with respect to changes in commodity prices and changes due to production in the ordinary course and dispositions of Company Assets or Company Investee Assets, the Company has no knowledge of any material adverse change in the information used to prepare the Reserves Report, taken as a whole, since the date that such information was provided, including no material reduction in the amount of estimated hydrocarbon reserves of the Company or any of the Company Subsidiaries, either in aggregate or by individual reserve category, from the amounts set forth in the Company's Public Disclosure Record. To the knowledge of the Company, the Reserves Report reasonably presented the quantity and pre-tax present worth values of the oil and gas reserves of the Company Assets as at December 31, 2013 based upon information available at the time the Reserves Report was prepared and the assumptions as to commodity prices and costs contained therein. All independent engineering reports with respect to the Company's principal properties as at December 31, 2013 or any date thereafter and prior to the date of this Agreement have been included in the Data Room Information.

  (ee)
  Operational Matters.    Except as would not, individually or in the aggregate, have a Material Adverse Effect, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect Company Assets have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof.

  (ff)
  Operation and Condition of Company Wells.    Except as set forth in the Disclosure Letter and except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Company

    Wells for which the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees: (i) was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent petroleum industry practices and field conservation principles generally followed by the international petroleum industry, and all applicable Laws; and (ii) was not or is not operator, have, to the Company's knowledge, been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent petroleum industry practices and field conservation principles generally followed by the international petroleum industry, and all applicable Laws.

  (gg)
  [Intentionally deleted.]

  (hh)
  Take or Pay Obligations.    Except as set forth in the Disclosure Letter, neither the Company nor any of the Company Subsidiaries has any take or pay obligations of any kind or nature whatsoever.

  (ii)
  Operation and Condition of Tangibles.    Except as set forth in the Disclosure Letter and except as would not, individually or in the aggregate, have a Material Adverse Effect, all tangible depreciable property or assets located within, on or about the Company Assets were or have been constructed, operated and maintained in accordance with good and prudent petroleum gas industry practices and field conservation principles generally followed by the international petroleum industry, and all applicable Laws during all periods in which the Company or any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, was the operator thereof and are in good condition and repair, ordinary wear and tear excepted, and are useable in the ordinary course of business.

  (jj)
  No Expropriation.    Except as set forth in the Disclosure Letter, since January 1, 2010 no Company Assets or Company Investee Assets have been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

  (kk)
  Restrictions on Business Activities.    There is no agreement, judgment, injunction, order or decree binding upon the Company, any of the Company Subsidiaries or, to the Company's knowledge, Company Investee, that has or could reasonably be expected to have the effect of materially prohibiting, restricting or impairing any material business practice of the Company, any of the Company Subsidiaries or Company Investees, any material acquisition of property by the Company, any of the Company Subsidiaries or Company Investees or the conduct of any material business by the Company, any of the Company Subsidiaries or Company Investees, as now conducted.

  (ll)
  Employee Plans.

  (i)
  The Disclosure Letter lists all material Employee Plans. The Company has included in the Data Room Information true, correct and complete copies of all such material Employee Plans, as amended. Except as set forth in the Disclosure Letter or as required by Law, since January 1, 2014 no commitments to improve or otherwise amend any Employee Plan, or to establish any new Employee Plan, have been made.

  (ii)
  Each Employee Plan is and has been established, registered (where required), qualified, amended, funded, invested and, in all material respects, administered in accordance with all applicable Laws and in accordance with its terms. No fact exists which could adversely affect the registered status of any such Employee Plan. None of the Company and, as applicable, the Company Subsidiaries and, based on the Company's knowledge in the case of a Company Investee, nor any delegate or agent of any of them, have breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

  (iii)
  Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualified status under the Code or has pending or has time remaining in which to file an application for such determination or opinion letter, and there are no facts or circumstances that exist that would, in the aggregate, reasonably be likely to give rise to the revocation of such qualified status.

    (iv)
    Except as set forth in the Disclosure Letter, there are no pension plans (including any multi-employer or multi-unit pension plans and any plans subject to Title IV of ERISA or Section 412 of the Code) that are maintained by or binding upon the Company, any of the Company Subsidiaries or any ERISA Affiliate or, to the Company's knowledge, either Company Investee, or in respect of which the Company, any of the Company Subsidiaries or any ERISA Affiliate or, to the Company's knowledge, either Company Investee, has any actual or potential liability (including withdrawal liability) or contributes or is or was at any time required to contribute.

    (v)
    All contributions, premiums, taxes or other amounts required to be made or paid or remitted by the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, as the case may be, under the terms of each Employee Plan or by applicable Laws in respect of the Employee Plans have been made in a timely fashion in accordance with applicable Laws and the terms of the applicable Employee Plan.

    (vi)
    Except as provided by the terms of a pension plan and except as set forth in the Disclosure Letter, no Employee Plan provides any post-retirement or post-employment benefits to Company Employees, former employees or their dependants or beneficiaries, or, to the Company's knowledge, current or former employees of a Company Investee or their dependants or beneficiaries.

    (vii)
    None of the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees, nor any Employee Plan, is subject to any pending, or to the knowledge of the Company, threatened, material investigation, examination or other proceeding, action, suit or claim initiated by any Governmental Entity or by any other person relating to an Employee Plan (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action, suit or claim or to affect the registration or qualification of any Employee Plan required to be registered or qualified.

    (viii)
    To the Company's knowledge, all employee data necessary to administer each Employee Plan is in the possession of the Company or, in the case of an Employee Plan of a Company Investee, the Company Investee, or its agents, and is in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all applicable Laws and such data is complete and correct in all material respects.

    (ix)
    Except as expressly contemplated or permitted by this Agreement, or except as set forth in the Disclosure Letter, none of the execution and delivery of this Agreement by the Company or consummation of the Arrangement or compliance by the Company with any of the provisions hereof shall or may (either alone or in conjunction with another event): (A) result in any payment (including severance, retention, unemployment compensation, bonuses or otherwise) becoming due to any current or former director, officer or Company Employee or, to the Company's knowledge, employees of either of the Company Investees, (B) result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of the time of payment or vesting, under any Employee Plan, (C) trigger any restriction with respect to the ability to amend or terminate an Employee Plan, (D) result in the forgiveness of any indebtedness, or (E) result in any payments under any Employee Plan or otherwise that would not be deductible under Section 280G of the Code.

    (x)
    Except as set forth in the Disclosure Letter, no Employee Plan has any material liabilities thereunder which are not otherwise fully funded, if applicable, or being funded or secured in accordance with its terms and all applicable Laws and all such liabilities of the Employee Plans are properly accrued and reflected under the Company Financial Statements as of the date thereof.

    (xi)
    None of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, has any obligation (current or contingent) to compensate any individual for excise taxes, interest or penalties paid pursuant to Sections 409A or 4999 of the Code.

  (mm)
  Insurance.    Except as set forth in the Disclosure Letter, the Company and the Company Subsidiaries and, to the Company's knowledge, the Company Investees, maintain policies or binders of insurance as disclosed in writing, which contains a description of all rights to indemnification now existing in favour of present or former officers and directors of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, that arise in connection with their serving as directors or officers of the Company or any such subsidiary or Company Investee, except for any rights of indemnification that are included in the Company's or any of the Company Subsidiaries' or Company Investee's articles, by-laws, other comparable organizational documents or indemnity agreements with the directors and officers of the Company. With respect to each insurance policy issued in favour of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, or pursuant to which the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, is a named insured or otherwise a beneficiary under an insurance policy: (i) the policy is in full force and effect and all premiums due thereon have been paid; (ii) none of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, is in breach or default, and none of the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, has taken any action, or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy (except as described in clause (iv)), (iii) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by the Company or any of the Company Subsidiaries or Company Investees with respect to any such policy; (iv) to the knowledge of the Company, none of such policies will terminate or lapse by reason of the transactions contemplated by this Agreement, other than in respect of policies for which the Company shall, simultaneous with any such termination or lapse, enter into replacement policies providing coverage equal to or greater than the current coverage provided by such policies; (v) no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy; and (vi) there is no material claim by the Company or any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, pending under any such policy that has been denied or disputed by the insurer.

  (nn)
  Related Party Transactions.    None of Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, is indebted to any director, officer, employee or agent of, or independent contractor to, the Company, any of the Company Subsidiaries or Company Investees, or any of their respective affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). No director, officer, employee or agent of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, or any of their respective affiliates or associates, is a party to any loan, contract, arrangement or understanding or other transactions with the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, required to be disclosed pursuant to Securities Laws.

  (oo)
  Environment.

  (i)
  Each of the Company, the Company Subsidiaries and, to the Company's knowledge, the Company Investees, is in compliance, in all material respects, with all, and has not violated, in any material respect, any, Environmental Laws.

  (ii)
  (A) none of the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees, has Released, and, to the knowledge of the Company, no other person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) or any Substances in contravention of Environmental Law on, at, in, under or from any of the immovable properties, any real properties (including the workplace environment), or any lands comprising and/or connected with the Company Assets currently or previously owned, leased or operated by the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees, in a manner that could result in material liability under Environmental Laws, and (B) to the knowledge of the Company, there are no Hazardous

      Substances or other conditions that could reasonably be expected to result in material liability of or adversely affect the Company or the Company Subsidiaries under or related to any Environmental Law on, at, in, under or from any of the immovable properties, any real properties (including the workplace environment), or any lands comprising and/or connected with the Company Assets currently or previously owned, leased or operated by the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees, or any third party property.

    (iii)
    All material Releases pertaining to or affecting the Company Assets have been reported to the appropriate Governmental Entity to the extent required by Environmental Laws.

    (iv)
    There are no material pending claims or, to the knowledge of the Company, threatened claims, against the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, arising out of any Environmental Laws.

    (v)
    The Company is not aware of, nor has it received: (A) any order or directive which relates to environmental matters which requires any material work, repairs, construction, or capital expenditures; or (B) any demand or notice with respect to the material breach of any Environmental Law applicable to the Company, any of the Company Subsidiaries or Company Investees or the Company Assets, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of Hazardous Substances.

    (vi)
    No Liens, other than Permitted Liens, in favour of a Governmental Entity arising under Environmental Laws, are pending or, to the knowledge of the Company, threatened, affecting, in any material respect, the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, or any real property owned or leased by the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees.

    (vii)
    The Company, the Company Subsidiaries and, to the Company's knowledge, the Company Investees, have at all times conducted their respective businesses (including, for greater certainty, all waste disposal pertaining to the Company Assets) in all material respects in accordance with applicable Environmental Laws.

    (viii)
    The Company, the Company Subsidiaries and, to the Company's knowledge, the Company Investees, are in possession of, and in compliance with, all material environmental Permits that are required to own, lease, develop and operate the Company Assets and to conduct their respective businesses, as now conducted and the Company will disclose in writing a list of all such Permits to the Purchaser Parties prior to February 1, 2015.

    (ix)
    Except as set forth in the Disclosure Letter, the Company has no material environmental assessments, reports, audits and other documents in its possession (to the extent not superseded by a subsequent assessment, report, audit or other document, as applicable) relating to any real property currently owned, leased or operated by the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees or any real property that relates to the Company Assets, or any other such assessments, reports, audits and other documents which are in its possession that relate to the current or past environmental condition of any real property currently or formerly owned, leased or operated by the Company, the Company Subsidiaries or the Company Investees or any real property that relates to the Company Assets that has not previously been disclosed in writing.

  (pp)
  Notice of Environmental Policies or Laws.    Except as set forth in the Disclosure Letter, none of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, has received notice of any proposed environmental, land use policies or Laws which the Company reasonably believes would, individually or in the aggregate, have a Material Adverse Effect, other than those that apply to the oil and gas industry generally in any jurisdiction where the Company, the Company Subsidiaries or the Company Investees have assets.

  (qq)
  First Nations, Métis and Native Issues.

    Except as set forth in the Disclosure Letter, none of the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees:

    (i)
    is a party to any arrangement or understanding with local or First Nations or Métis or tribal or native authorities or communities in relation to the Environment or development of communities in the vicinity of the Company Assets; or

    (ii)
    has received notice of any claim with respect to the Company Assets, either from First Nations or Métis or tribal or native authorities, Alberta Environment, the Minister of Environment or any other Governmental Entity, indicating that any of the Company Assets infringe upon or has an adverse effect on aboriginal rights or interests of such First Nations or Métis or tribal or native authorities.

  (rr)
  Employment Matters.

  (i)
  Except as set out in the Company Executive Agreements set forth in the Disclosure Letter, none of the Company, the Company Subsidiaries and, to the Company's knowledge, the Company Investees, is a party to or bound or governed by (A) any change of control agreement with any employee of the Company or (B) any written or oral agreement, arrangement or understanding, in each case providing for any retention, severance or termination compensation or benefits to any employee of the Company that would be triggered by the Arrangement or the transactions contemplated hereby.

  (ii)
  All Company Executive Agreements have been disclosed in writing to the Purchaser. To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries nor the Company Investees, is party to or bound or governed by any written employment agreement regarding the termination of employment that would be material to the Company, the Company Subsidiaries or the Company Investees (taken as a whole).

  (iii)
  Except as set forth in the Disclosure Letter, no trade union, labour union or organization, bargaining agent or any other person holds bargaining rights with respect to any of the employees of the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or threatened to apply to be certified as the bargaining agent of any employees of Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees. There are no threatened or ongoing union organizing activities involving any employee of the Company or any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees. There is no labour strike, formal dispute, work slowdown or stoppage ongoing or involving threatened against the Company or any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, and no such event has occurred within the last three years.

  (iv)
  The Disclosure Letter contains a correct and complete list of all Company Cash Units, Company DDSUs, Company EDSUs, Company Options, Company PSUs and Company RSUs, including the date of grant, term, number and, where applicable, exercise price and vesting schedule.

  (v)
  The following information has been materially disclosed in writing in respect of each Company Employee, whether actively at work or not: the name of their employer, location of employment, salaries, wage rates, commissions, bonus arrangements, position, status as full time or part time employee, status as active or not and cumulative length of service.

    (vi)
    A list of substantially all of the independent contractors who are engaged by the Company or any of the Company Subsidiaries has been disclosed in writing, and such list includes all material contracts between the Company and any independent contractor. To the Company's knowledge, the termination of any independent contractor or all of the independent contractors not on such list will not have a Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Entity disputing the classification of any independent contractor as such.

    (vii)
    To the Company's knowledge, none of the Company or any of the Company Subsidiaries or the Company Investees, has received written notice from any individual who has performed services for any of the Company or the Company Subsidiaries or, to the Company's knowledge, the Company Investees, that such individual has been improperly excluded from participation in any Employee Plan.

    (viii)
    There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance Laws and none of the Company or any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, has been reassessed in any material respect under such Laws during the past three years and, to the knowledge Company or any of the Company Subsidiaries, no audit of the Company or any of the Company Subsidiaries or Company Investees is currently being performed pursuant to any applicable workplace safety and insurance Laws. There are no claims which would reasonably be expected to materially adversely effect the Company's or any of the Company Subsidiaries' or, to the Company's knowledge, the Company Investee's, accident cost experience rating.

    (ix)
    There are no charges ongoing under applicable occupational health and safety Laws ("OHSA") and the Company and the Company Subsidiaries have complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

    (x)
    Except as would not have a Material Adverse Effect, each of the Company, the Company Subsidiaries and, to the Company's knowledge, the Company Investees, is in compliance with all Laws applicable to it relating to labour and employment, including those relating to wages, hours, collective bargaining, occupational health and safety, hazardous materials, employment standards, fair employment practices, immigration, terms and conditions of employment, plant closings, pay equity and workers' compensation. Except as would not have a Material Adverse Effect, all amounts due and payable by the Company or any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, to any employee or independent contractor have been paid in full and all amounts accruing due to same have been reflected in the financial records of the Company or any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, as applicable.

    (xi)
    The Employee Obligations shall not exceed the amount set forth in the Disclosure Letter.

    (xii)
    Except as would not have a Material Adverse Effect (and based upon the Company's knowledge in the case of a Company Investee), all contributions and premiums required to be paid to all statutory plans which the Company, any of the Company Subsidiaries and the Company Investees are required to comply with, including the Canada Pension Plan and plans administered pursuant to applicable provincial health tax, workers compensation and federal employment insurance Laws have been paid by the Company, the Company Subsidiaries or the Company Investees, as applicable, in accordance with applicable Law.

  (ss)
  Confidentiality Agreements.    All agreements entered into by the Company or any Company Subsidiary with persons other than the Purchaser Parties regarding the confidentiality of information provided to such persons or reviewed by such persons relating to a transaction involving the acquisition of control of the Company, the sale of all or substantially all of the assets of the Company or a merger, arrangement, amalgamation or similar transaction of the Company with or into another person contain customary provisions, including standstill provisions, similar to those in the Confidentiality Agreement.

    The Company has not waived or released the applicability of any "standstill" or other provisions of any other confidentiality agreements entered into by the Company or any of the Company Subsidiaries.

  (tt)
  Vote Required.

  (i)
  The only votes of holders of securities of the Company necessary (under the Company's Organizational Documents, the CBCA, other applicable Laws or otherwise) to approve the Arrangement are, subject to any requirements of the Interim Order, the Required Votes.

  (ii)
  There are no shareholder agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which the Company, any of the Company Subsidiaries or, to the Company's knowledge, the Company Investees, is a party or, to the knowledge of the Company, with respect to any shares or other equity interests of the Company or any of the Company Subsidiaries or Company Investees or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any of the Company Subsidiaries or, to the Company's knowledge, of either of the Company Investees.

  (uu)
  Brokers.    Except for the Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, the Company, any of the Company Subsidiaries or, to the Company's knowledge, either of the Company Investees, or any of their respective officers, directors or employees in connection with this Agreement or the Arrangement. Except as set forth in the Disclosure Letter, the Company has provided to the Purchaser Parties prior to the date of this Agreement, a true, correct and complete copy of all agreements relating to the arrangements between it and its financial advisors that are in effect at the date hereof. There are no fees payable to the Financial Advisors other than as set forth in such agreements with the Financial Advisors.

  (vv)
  Swaps.    Except as set forth in the Disclosure Letter, none of the Company, any of the Company Subsidiaries and, to the Company's knowledge, the Company Investees, currently has any outstanding Swaps.

  (ww)
  Certain Conduct.

  (i)
  Except as set forth in the Disclosure Letter, none of the Company, any of the Company Subsidiaries, to the Company's knowledge, the Company Investees, any director, officer or employee of the Company or any of the Company Subsidiaries or Company Investees, any agent or representative acting for or on behalf of the Company or any of the Company Subsidiaries or Company Investees and any other person acting as a provider of products or services to, or as a referral partner of, reseller for, distributor for or other business partner of, the Company, any of the Company Subsidiaries or the Company Investees, (A) has directly or indirectly (1) made, offered or promised to make, or authorized the making of, any unlawful payment or provision of anything of value or advantage to any person, (2) given, offered or promised to give, or authorized the giving of, any unlawful gift, political or charitable contribution or other thing of value or advantage to any person, (3) requested or received any unlawful payment, gift, political or charitable contribution or other thing of value or advantage or (4) violated any provision of the FCPA, the UK Bribery Act, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law that prohibits corruption, bribery or any of the foregoing actions; (B) has been investigated by a Governmental Entity, or been the subject of any allegation, with respect to conduct within the scope of clause (A) above; or (C) except as set forth in the Disclosure Letter, is a "foreign official" within the meaning of the FCPA or a "foreign public official" as defined by the UK Bribery Act.

  (ii)
  There have been no inaccurate or fictitious entries made in the books or records of the Company, the Company Subsidiaries or, to the Company's knowledge, the Company Investees (to the extent such books or records are kept in connection with the operation or conduct of the business of the Company, the Company Subsidiaries or the Company Investees) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and none of the Company, the Company Subsidiaries or, to the Company's

      knowledge, the Company's affiliates or either Company Investee has directly or indirectly established or maintained a secret or unrecorded fund.

    (iii)
    The Company, the Company Subsidiaries and, to the Company's knowledge, the Company Investees (A) maintain systems of internal accounting controls sufficient to provide reasonable assurances that (1) the books and records of the Company, the Company Subsidiaries and the Company Investees accurately and fairly reflect the transactions of the each of those entities in reasonable detail; (2) transactions are executed in accordance with management's general or specific authorization; (3) transactions are recorded as necessary to maintain accountability for assets; (4) access to financial assets is permitted only in accordance with management's general or specific authorization; and (5) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that each entity's financial statements and all of them are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the business of the Company, the Company Subsidiaries and the Company Investees is conducted without any of the actions described in clause (i)(A) of this Section 3.1(ww) and, to the Company's knowledge, there has not been any breach of such policies or procedures.

    (iv)
    Without limiting the generality of the foregoing, each of the Company, the Company Subsidiaries and, to the Company's knowledge, the Company Investees, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such (it being understood, with respect to such officers, employees, consultants, agents and representatives of the Company Investees, to the extent of the Company's knowledge), is in compliance with all applicable Laws relating to its lobbying activities and campaign contributions, if any, and all filings required to be made under any Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Entity.

    (v)
    For the avoidance of doubt, any reference to "other thing of value" in this Section 3.1(ww) includes meals, entertainment, travel and lodging.

    (vi)
    For purposes of this Section 3.1(ww) only, "affiliates" means those affiliates acting in connection with the properties, assets or business of the Company or any of the Company Subsidiaries.

3.2   Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 3.2 shall not limit any undertaking, obligation, covenant or agreement of whatever nature of the Company or any of the Company Subsidiaries or Company Investees which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

4.1   Representations and Warranties of the Purchaser Parties

The Purchaser Parties hereby represent and warrant to the Company as follows and acknowledge that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

  (a)
  Organization and Qualification.    Each of AcquisitionCo and the Purchaser is a corporation duly formed and validly existing and in good standing under the Laws of the jurisdiction of its formation and has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is now being conducted. Each of AcquisitionCo and the Purchaser is duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary.

  (b)
  Authority Relative to this Agreement.    AcquisitionCo is an indirect wholly-owned subsidiary of the Purchaser and each of AcquisitionCo and the Purchaser has the requisite power and authority to enter into this Agreement and any agreement ancillary hereto and to carry out its obligations hereunder. The execution and delivery of this Agreement by each of AcquisitionCo and the Purchaser and the consummation by the Purchaser Parties of the transactions contemplated by this Agreement and any agreement ancillary hereto has been duly authorized by the board of directors of AcquisitionCo and the Purchaser, respectively, and no other proceedings on the part of the Purchaser Parties are necessary to authorize the execution and delivery by the Purchaser Parties of this Agreement or any agreement ancillary hereto and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of AcquisitionCo and the Purchaser and constitutes a legal, valid and binding obligation of each of AcquisitionCo and the Purchaser enforceable against each of AcquisitionCo and the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity.

  (c)
  No Violations.    None of the execution and delivery of this Agreement by the Purchaser Parties, the consummation of the transactions contemplated hereby or compliance by the Purchaser Parties with any of the provisions hereof shall:

  (i)
  violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of the articles and by-laws or other constituting documents of either Purchaser Party, as amended; or

  (ii)
  subject to obtaining the Regulatory Approvals, (A) violate any Law applicable to the Purchaser Parties or any of their subsidiaries or any of their respective properties or assets, or (B) cause the suspension or revocation of any Permit, authorization, consent, approval or license currently in effect.

      Other than in connection with or in compliance with the provisions of Securities Laws, the rules of the Exchanges and the Regulatory Approvals, (i) there is no legal impediment to the Purchaser Parties' consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any Governmental Entities is required of the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of the Purchaser Parties to consummate the transactions contemplated hereby.

  (d)
  Funds Available.    The Purchaser Parties have, and at the Effective Time will have, available to them sufficient funds to satisfy the aggregate Cash Consideration payable by AcquisitionCo pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement.

  (e)
  Investment Canada.    The Purchaser is (i) the indirect parent company of AcquisitionCo and (ii) is a "WTO Investor" for purposes of the Investment Canada Act.

4.2   Survival of Representations and Warranties

The representations and warranties of the Purchaser Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 4.2 shall not limit any covenant or agreement of the Purchaser Parties which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

 ARTICLE 5
COVENANTS OF THE PARTIES

5.1   Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees as to itself and the Company Subsidiaries, and will use reasonable commercial efforts to cause the Company Investees to conduct their respective businesses so that, during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) the time this Agreement is terminated in accordance with its terms, unless: (A) the Purchaser otherwise consents in writing; (B) otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement; (C) otherwise required by applicable Laws, (D) otherwise as may be necessary to preserve life, property or the Environment; (E) except, in respect of the Company Investees only, as may be required or prohibited (as applicable) pursuant to existing contracts between the Company (or the Company Subsidiary through which the Company indirectly holds its interest in the Company Investee, as applicable) and the other shareholders of the Company Investee, including requirements and prohibitions arising from duly taken votes of the shareholders of the Company Investee or their representatives pursuant to such contracts (provided that the Company shall cause a Company Subsidiary that is a shareholder of a Company Investee not to propose, initiate, vote for or against or otherwise authorize, approve or consent to, any matter if the effect of such proposal, initiation, vote, authorization, approval or consent would or could reasonably be expected to cause or require any action, event or other occurrence that would violate, conflict with or result in a breach of, or otherwise goes against the intent of the provisions of this Section 5.1 unless the Purchaser Parties shall otherwise agree in writing):

  (a)
  the business of the Company, the Company Investees and the Company Subsidiaries shall, in all material respects, be conducted only (and the Company shall not, shall cause the Company Subsidiaries not to and shall use reasonable commercial efforts to cause the Company Investees not to, take any action except) in the ordinary course of business consistent with past practice and the 2015 Budget and in respect of any other capital expenditures agreed to by the Purchaser Parties prior to the date hereof (as noted by reference to Section 5.1 of the Disclosure Letter), in a proper and prudent manner, in accordance with good industry practice and applicable Laws, and the Company shall, and shall cause the Company Subsidiaries and will use reasonable commercial efforts to cause the Company Investees to, use reasonable commercial efforts to maintain and preserve its and the Company Investees' and the Company Subsidiaries' business organization, assets (including, for greater certainty, the Company Assets), properties, employees, goodwill and business relationships, and where it is an operator of any property, it shall, in all material respects, operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property;

  (b)
  without limiting the generality of Section 5.1(a), and except as set forth in the Disclosure Letter, the Company shall not and shall not permit the Company Investees or the Company Subsidiaries to directly or indirectly: (i) amend the Company's Organizational Documents or the respective formation and organizational documents of any of the Company Investees or Company Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Common Shares, the Series 1 Preferred Shares or the securities of any Company Investee or a Company Subsidiary owned by a person other than the Company, a Company Subsidiary or a Company Investee (other than (i) the Company's regular quarterly dividend in an amount not greater than Cdn. $0.2625 per Series 1 Preferred Share and (ii) aggregate cash dividends of up to $0.18 per Common Share (inclusive of the dividend declared and payable on December 31, 2014)); (iii) adjust, split, combine, subdivide or redeem, purchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, or reclassify, directly or indirectly, its securities; (iv) issue, grant, deliver, sell, transfer or cause or permit a Lien to be created on, or agree to issue, grant, deliver, sell, transfer or cause or permit a Lien to be created on, any securities of the Company, the Company Subsidiaries or the Company Investees or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of the Company or any of the Company Investees or the Company Subsidiaries, other than the issuance of Common Shares issuable pursuant to the terms of the outstanding Company Options or Company PSUs; (v) redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the winding-up, liquidation or dissolution of the Company or any of the Company Investees or the Company Subsidiaries; (viii) amend its existing accounting policies, practices, methods and principles or adopt new accounting policies, in each case except as required in accordance with IFRS; (ix) reduce its stated capital; or (x) authorize or propose any of the foregoing, or enter into, modify or terminate any Contract with respect to any of the foregoing;

  (c)
  the Company shall promptly notify the Purchaser Parties in writing of: (i) any material Governmental Entity or third party filings, complaints, suits, actions, investigations or hearings (or communications from Governmental Entities or third parties in respect of any of the foregoing that may be ongoing or other communications indicating that any of the foregoing may be contemplated), or any material communications received from any Governmental Entity, in respect of the Company, the Company Investees, the Company Subsidiaries or the Company Assets; (ii) any notice or other communication from any material supplier, marketing partner, customer, distributor or reseller that is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of the Company Investees or the Company Subsidiaries as a result of this Agreement or the Arrangement; (iii) all new material matters relating to the Legal Actions including those disclosed in the Disclosure Letter; (iv) any circumstance or development that, to the knowledge of the Company, would have a Material Adverse Effect; and (v) or any material change in any fact set forth in the Disclosure Letter or in the Company's Public Disclosure Record; provided that the delivery of any such notification shall not modify, amend or supersede any disclosure disclosed in the Disclosure Letter or any representation or warranty of the Company contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any rights of either Purchaser Party hereunder;

  (d)
  the Company shall, in all material respects, conduct itself so as to keep the Purchaser Parties promptly and fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained;

  (e)
  except as set forth in the Disclosure Letter, the Company shall not, and shall not permit any of the Company Investees or the Company Subsidiaries to, reorganize, amalgamate or merge with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on their respective assets, operations or businesses;

  (f)
  except in relation to capital expenditures agreed to by the Purchaser Parties (as noted by reference to Section 5.1 of the Disclosure Letter) or in the 2015 Budget, the Company shall not, and shall not permit any of the Company Investees or the Company Subsidiaries to, directly or indirectly:

  (i)
  transfer, sell, pledge, lease, license, mortgage, divest, cancel, abandon, dispose of, or cause or permit a Lien (other than a Permitted Lien) to be created on, any Company Assets, including shares or other securities of any of the Company Investees or the Company Subsidiaries, except (A) in the ordinary course of business consistent with past practice (it being agreed that for this purpose transactions involving asset dispositions of more than $60,000,000 in the aggregate are out of the ordinary course of business), (B) with respect to the sale of obsolete assets, (C) pursuant to Contracts in effect prior to the date of this Agreement or (D) pursuant to Contracts permitted by clause (xiii) below;

  (ii)
  surrender or abandon any of its material petroleum and natural gas rights or tangible depreciable property;

  (iii)
  resign or take any action which would result in the resignation or replacement of the Company, any Company Subsidiary or any Company Investee as operator of any of the material Company

      Assets or Company Investee Assets, as applicable, for which the Company, Company, any Company Subsidiary or any Company Investee is currently the operator;

    (iv)
    (A) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof, or any property or asset, (B) make any investment either by the purchase of securities, contribution of capital, property transfer or purchase of any property or (C) enter into or extend any option to acquire, or exercise an option to acquire, any property or assets of any other person, except (1) in the ordinary course of business consistent with past practice, (2) pursuant to Contracts in effect prior to the date of this Agreement or (3) pursuant to Contracts permitted by clause (xiii) below;

    (v)
    (A) incur any Indebtedness, (B) issue any debt securities, (C) assume, endorse or otherwise as an accommodation become responsible for the obligations of any other person, (D) make any loans, advances or capital contributions to or investments in any person, other than in the ordinary course of business consistent with past practice or as necessary to pay (1) legal and financial advisor fees in respect of the Arrangement, (2) for capital expenditures in accordance with the 2015 Budget or any other capital expenditures agreed to by the Purchaser Parties prior to the date hereof (as noted by reference to Section 5.1 of the Disclosure Letter) or (3) the Purchaser Parties;

    (vi)
    provide any guarantee of the obligations of any person (including any officer, director or Company Employee);

    (vii)
    make or commit to make any capital expenditures other than in accordance with the 2015 Budget or any other capital expenditures agreed to by the Purchaser Parties prior to the date hereof (as noted by reference to Section 5.1 of the Disclosure Letter);

    (viii)
    enter into any Swaps;

    (ix)
    take any action inconsistent with this Agreement or that would (A) prevent, materially impede or significantly delay the completion of the transactions contemplated hereby or (B) cause any of the representations or warranties set forth in Article 3 [Representations and Warranties of the Company] to be untrue in any material respect as of the Effective Time;

    (x)
    pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;

    (xi)
    waive, release, grant or transfer any rights of material value (including with respect to the exercise of any pre-emptive rights in respect of Company Assets, Company Leases or any other legal rights or claims);

    (xii)
    enter into a new line of business;

    (xiii)
    enter into any Contract with respect to the purchase, sale, disposition or development of any asset or property, including any joint venture or similar arrangement that would (A) impose payment or other obligations on or (B) provide payment to the Company or any of the Company Investees or the Company Subsidiaries in excess of $60,000,000 in the aggregate;

    (xiv)
    enter into any Contract or series of Contracts having a term in excess of 12 months and that would not be terminable by the Company or the Company Investees or the Company Subsidiaries upon notice of 90 days or less from the date of the relevant Contract, or that would impose payment or other financial obligations on the Company or any of the Company Investees or the Company Subsidiaries in excess of $25,000,000;

    (xv)
    enter into any Contract or series of Contracts that would materially limit or otherwise materially restrict the Company or any of the Company Investees or the Company Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict the Purchaser Parties or any of their respective affiliates or any of their successors from engaging or competing in their line of business or in any geographic area;

    (xvi)
    terminate, cancel or amend any material Contract not otherwise contemplated in this Section 5.1(f); or

    (xvii)
    authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing,

    provided that, notwithstanding the foregoing, (i) the aggregate amount of capital expenditures incurred by the Company in any fiscal quarter of 2015 shall not exceed $800,000,000 and (ii) the entering into of any binding agreement, commitment or understanding in respect of any of the Existing Divestment Projects shall require the prior written approval of the Purchaser. The Company shall consult with the Purchaser prior to undertaking any new divestment projects similar in nature to the Existing Divestment Projects and shall obtain the prior written approval of the Purchaser prior to entering into any binding agreement, commitment or understanding in respect thereof;

  (g)
  except as set forth in the Disclosure Letter, or as is necessary to comply with applicable Laws, the Employee Plans or Contracts, the Company shall not, and shall cause the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees not to: (i) grant to any officer or director of the Company or of any of the Company Subsidiaries or the Company Investees an increase in, or acceleration of the vesting or time of payment of, compensation in any form or make any payment or award (whether in the form of cash, equity, a right to cash or equity or otherwise) to any director, officer, consultant or employee outside of the salary, wages and benefits paid in the normal course of business consistent with past practice for services provided, which shall include any Board fees for meetings held in connection with the transactions contemplated by this Agreement; (ii) grant any general salary increase; (iii) take any action with respect to the increase in, or amendment or grant of, any change of control, severance, retention or termination pay policies or arrangements; (iv) enter into or modify any employment agreement with any officer, director or other employees of the Company or of any of the Company Subsidiaries or the Company Investees or enter into any agreements with any consultants that are not terminable with 30 days or less notice; (v) adopt, enter into, agree to or become bound by any policy or arrangement that would be an Employee Plan if in existence on the date hereof; (vi) terminate, waive its rights under, materially amend or make any contribution to, or otherwise fund, any Employee Plan; (vii) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan or change the manner in which contributions to such plans are made or determined, except as may be required by IFRS or applicable Laws; or (viii) issue or forgive any loan to any director, officer, consultant or employee;

  (h)
  the Company shall not, and shall not permit any of the Company Subsidiaries or the Company Investees to, enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements, except as required by applicable Laws;

  (i)
  the Company shall not, and shall not permit any of the Company Subsidiaries or the Company Investees to, commence, waive, release, assign, settle or compromise any material Legal Actions or any material claim or liability, other than the payment, discharge or satisfaction of liabilities incurred in the usual, ordinary and regular course of business consistent with past practice;

  (j)
  the Company shall, and shall cause each of the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees to, use its reasonable commercial efforts to maintain and preserve all of its material rights under each of the Company Leases and under each of its material Permits;

  (k)
  the Company shall not, and shall cause the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees not to, file, amend, abandon, fail to progress, or withdraw any material application for Permits or other material regulatory approval in respect of the Company Assets;

  (l)
  the Company shall not, and shall cause the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees not to, take any action or fail to take any action that would accelerate or trigger defaults or repayments in respect of any material obligation, Contract or Permit;

  (m)
  the Company shall, and shall cause each of the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees to: (i) duly and on a timely basis file all Tax Returns required to be filed by it on or after the date hereof in a manner consistent with past practice and all such Tax Returns shall be true, complete and correct in all material respects; (ii) fully and timely pay all Taxes shown on such Tax Returns; (iii) not make or rescind any express or deemed election relating to Taxes, or file any amended Tax Returns, where the result of such action is inconsistent with past practice; (iv) not make a request for a Tax ruling or enter into a closing agreement with any Governmental Entity; (v) not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material amount of Taxes; (vi) properly reserve (and reflect such reserves in its books and records and financial statements) for all Taxes accruing in respect of the Company, the Company Subsidiaries and the Company Investees which are not due or payable prior to the Effective Date in a manner consistent with past practice; and (vii) not waive statutes of limitations with respect to any Taxes;

  (n)
  the Company shall use its reasonable commercial efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of the Company Subsidiaries that is placed by the Company, including directors' and officers' insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of the Company or any of the Company Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months (other than runoff insurance contemplated by Section 7.9) and provided that Purchaser Parties shall be granted the right to cancel any such insurance or reinsurance policy (other than any run-off policy placed pursuant to Section 7.9 [Insurance and Indemnification]) after the Closing Date and to be paid the corresponding pro-rata temporis return premium;

  (o)
  the Company shall not, and shall cause each of the Company Subsidiaries not to, knowingly take any action, knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any of the Company Subsidiaries and other non-depreciable capital property owned by the Company or any of the Company Subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of the Company Subsidiaries (or any of their respective successors);

  (p)
  the Company shall not enter into or amend any Contract with any broker, finder or investment banker as contemplated in Section 3.1(uu) [Brokers], including any amendment of any of the Contracts referred to in the second sentence of Section 3.1(uu) [Brokers];

  (q)
  the Company shall not implement any new shareholders rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Common Shares or other securities of the Company or other rights, entitlements or privileges in favour of any person;

  (r)
  as of their respective dates, any report or statement filed by the Company with Securities Authorities subsequent to the date hereof: (i) shall not contain any untrue statement of a fact or omit to state a fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) shall comply in all material respects with all applicable requirements of Laws, including Securities Laws. The financial statements of the Company issued by the Company or to be included in such reports and statements shall be prepared in accordance with IFRS (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company's independent auditors, or except in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and shall present fairly the financial position, results of operations and changes in financial position of the Company as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments);

  (s)
  the Company shall deliver to the Purchaser Parties as soon as they become available, true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof; and

  (t)
  the Company shall provide to the Purchaser Parties, by no later than February 1, 2015, true and complete copies of any Employee Plans not provided in the Data Room Information together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with regulatory authorities or other relevant persons.

With respect to any of the foregoing covenants in this Section 5.1 pertaining to a Company Investee, the Company's obligations under this Section 5.1 shall be limited to the extent to which (i) the subject matter is within the Company's knowledge and (ii) in the case of actions by the Company Investee, the Company or any Company Subsidiary is able, in the context of existing arrangements with third parties who hold an interest in the Company Investee, to direct or influence such actions. Notwithstanding any other provision of this Agreement, the Company and the Company Subsidiaries shall provide reasonable prior notice to, and consult with, the Purchaser in respect of all material steps or decisions proposed to be taken pursuant to the UK Business Improvement Plan. In addition, the Company shall provide the Purchaser with a reasonable opportunity to review the findings of Phase II and recommendations for implementation of Phase III of the turnaround plan.

5.2   Pre-Acquisition Reorganizations

  (a)
  The Company agrees that, upon request by the Purchaser Parties, the Company shall use all reasonable commercial efforts to: (i) effect such reorganizations of the Company's business, operations and assets or such other transactions (which, for certainty, may include transactions to which a Purchaser Party, or an affiliate thereof, may be party) as the Purchaser Parties may request, acting reasonably (each, a "Pre-Acquisition Reorganization"); and (ii) co-operate with the Purchaser Parties and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that: (i) the Pre-Acquisition Reorganizations are not prejudicial to the Company or the Common Shareholders (having regard to the indemnities provided herein); (ii) the Pre-Acquisition Reorganizations do not materially impair the ability of the Purchaser Parties to complete the Arrangement or materially delay the completion of the Arrangement; (iii) the Pre-Acquisition Reorganizations are effected as close as reasonably practicable prior to the Effective Time; (iv) none of the Company or the Company Subsidiaries is required to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Common Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 5.2; (v) the Pre-Acquisition Reorganizations do not result in any material breach by the Company or any of the Company Subsidiaries of any Contract or any breach by the Company or any of the Company Subsidiaries of their respective organizational documents or Law; and (vi) the Pre-Acquisition Reorganizations shall not become effective unless the Purchaser Parties have waived or confirmed in writing the satisfaction of all conditions in its favour under Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser Parties] and shall have confirmed in writing that each of them is prepared to promptly and without condition (other than compliance with this Section 5.2(a)) proceed to effect the Arrangement. The Purchaser Parties waive any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company or a Company Subsidiary in good faith pursuant to a request by the Purchaser Parties in accordance with this Section 5.2. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 15 business days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Company shall work co-operatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of securityholders of the Company (other than as properly put forward and approved at the Company Meeting)), to give effect to such Pre-Acquisition Reorganization. If the Arrangement is not completed other than solely due to a breach by the Company of the terms and conditions of this Agreement, the Purchaser shall (x) forthwith reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization; and (y) indemnify the Company for any losses or costs (other than those reimbursed in accordance with the foregoing) incurred by the Company and arising directly out of any Pre-Acquisition Reorganization, other than loss of profit, provided however, that such indemnity shall include any reasonable costs incurred by the Company in order to restore the organizational structure of the Company to a substantially identical structure of the Company as at the date hereof.

  (b)
  Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser Parties may enter into transactions (the "Bump Transactions") designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use reasonable commercial efforts to provide information reasonably required by Purchaser Parties and available to the Company in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as are reasonably requested by the Purchaser Parties.

5.3   Covenants of the Company Regarding the Arrangement

The Company shall perform, and shall cause the Company Subsidiaries to perform, all obligations required to be performed by the Company or any of the Company Subsidiaries under this Agreement, co-operate with the Purchaser Parties in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause the Company Subsidiaries to:

  (a)
  except as specifically permitted by Section 7.2 [Non-Solicitation], use all reasonable commercial efforts to obtain the Required Votes, and the Company shall engage a solicitation agent at the reasonable request of the Purchaser Parties;

  (b)
  unless this Agreement shall have been terminated in accordance with Section 8.2 [Termination], submit the Arrangement Resolution to the Shareholders at the Company Meeting in accordance with Section 2.2(c) [Implementation Steps by the Company] even if the Board shall have withdrawn, amended, modified or qualified its recommendation of this Agreement or the Arrangement;

  (c)
  use all reasonable commercial efforts to obtain and maintain all necessary waivers, consents, permits, exemptions, orders, agreements, amendments, confirmations and approvals required to be obtained by the Company or a Company Subsidiary in connection with the Arrangement from other parties to material Contracts; and notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) not, without the prior written consent of the Purchaser, pay or commit to pay to such person whose approval or consent is being solicited any material amount of cash or other consideration, or make any material commitment or incur any liability or other obligation due to such person, and (ii) the Purchaser Parties or any of their affiliates shall not be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, or make any commitment or incur any liability or other obligation to such person;

  (d)
  use all reasonable commercial efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and the Company Subsidiaries relating to the Arrangement;

  (e)
  use all reasonable commercial efforts to assist the Purchaser Parties to obtain all Regulatory Approvals in a timely manner;

  (f)
  ensure that it has available funds to permit the payment of the Termination Fee or Expense Reimbursement, as applicable, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;

  (g)
  advise the Purchaser Parties as the Purchaser Parties may reasonably request, and on a daily basis on each of the last 10 business days prior to the proxy cut-off date for the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

  (h)
  immediately inform the Purchaser Parties as soon as it is aware of any communication (written or oral) received by the Company from Shareholders in opposition to the Arrangement and of any notice of Dissent Rights exercised or purported to have been exercised by any Shareholders received by the Company or its representatives in relation to the Company Meeting and the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Shareholders exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution;

  (i)
  give notice to the Purchaser Parties of the Company Meeting and allow the Purchaser Parties' representatives and legal counsel to attend the Company Meeting; and

  (j)
  indemnify and save harmless the Purchaser Parties, their subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Purchaser Parties, their subsidiaries or their respective directors, officers, employees, representatives or agents may be subject or which the Purchaser Parties, their subsidiaries or their respective directors, officers, employees, representatives or agents may suffer, whether under the provisions of any Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i)
  any misrepresentation or alleged misrepresentation in the Company Circular;

  (ii)
  any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in any material filed by or on behalf of the Company in compliance or intended compliance with Securities Laws; and

  (iii)
  the Company not complying with any requirement of applicable Laws in connection with the transactions contemplated by this Agreement;

    except that the Company shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any misrepresentation or alleged misrepresentation of a material fact based on information included in the Company Circular provided by the Purchaser Parties or the non-compliance by Purchaser Parties with any requirement of applicable Laws in connection with the transactions contemplated by this Agreement.

5.4   Covenants of the Purchaser Parties Regarding the Arrangement

Except as contemplated in this Agreement, each of the Purchaser Parties shall perform all obligations required to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser Parties shall:

  (a)
  ensure that AcquisitionCo has available funds to permit the payment of the aggregate Cash Consideration payable pursuant to the Arrangement; and

  (b)
  subject to the proviso in Section 5.5(b), use all reasonable commercial efforts to obtain all Regulatory Approvals and to effect all necessary registrations, filings and submissions of information requested or required by Governmental Entities from the Purchaser Parties or any of their respective affiliates relating to the Arrangement in a timely manner.

5.5   Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it shall:

  (a)
  use all reasonable commercial efforts to satisfy all conditions precedent in this Agreement, carry out the terms of the Interim Order and the Final Order to the extent applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement and the Arrangement;

  (b)
  use all reasonable commercial efforts, upon reasonable consultation with the other Party, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; provided that, reasonable commercial efforts shall not require the Purchaser Parties or their affiliates to proffer, negotiate, effect or agree to, the sale, divestiture, transfer or other disposition of any properties, assets, rights, interests, operations, businesses or their respective assets; or to accept any other conditions, restrictions, limitations or agreements affecting the Purchaser Parties' or their affiliates' freedom of action with respect to, or their respective ability to retain, any properties, assets, rights, interests, operations, businesses, the Common Shares, the Preferred Shares, the Company Assets or the Company Investee Assets;

  (c)
  promptly notify the other Party in writing of (i) any notice or other communication from any person (other than Governmental Entities in connection with Regulatory Approvals) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives), (ii) any material communication from any Governmental Entity in connection with the transactions and Regulatory Approvals contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives) or (iii) any Legal Actions threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that are related to the transactions contemplated by this Agreement; and

  (d)
  not take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or the transactions contemplated hereby or which would diminish the value of the Company or the Company Assets in any way, in each case, except as permitted by this Agreement.

5.6   Key Regulatory Approvals

  (a)
  As soon as reasonably practicable, and in any event no later than January 16, 2015, the Parties shall file with the Commissioner of Competition a submission in support of a request for an advance ruling certificate under section 102 of the Competition Act or, in the event that the Commissioner of Competition will not issue an advance ruling certificate, a No Action Letter in respect of the

    Arrangement. If an advance ruling certificate or No Action Letter shall not have been obtained within 14 days after the filing thereof, the Purchaser Parties or the Company may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to paragraph 114(1) of the Competition Act, in which case the Purchaser Parties and the Company shall each file their respective notification pursuant to section 114(1) of the Competition Act as promptly as practicable but in any event within 10 business days following the date the Purchaser Parties or the Company, as applicable, notified the other Party of its intention to file a notification.

  (b)
  As soon as reasonably practicable, and in any event no later than January 16, 2015, the Parties shall prepare and submit an application for review in respect of this Agreement and the transactions contemplated hereby pursuant to section 17 of the Investment Canada Act to the Director of Investments.

  (c)
  As soon as reasonably practicable, and in any event no later than 30 days from the date of this Agreement, each Party shall make the required filings pursuant to the HSR Act in respect of the Acquisition.

  (d)
  As soon as reasonably practicable, and in any event no later than 45 days from the date of this Agreement, the Parties shall submit a draft notification to the European Commission pursuant to Article 4 of the EU Merger Regulation.

  (e)
  With respect to the transactions contemplated hereby, (i) as soon as reasonably practicable, and in any event no later than 30 days from the date of this Agreement, each Party shall make or cause to be made the draft filing with CFIUS contemplated under 31 C.F.R. § 800.401(f) with respect to the transactions contemplated hereby and engage in the pre-notice consultation process with CFIUS and (ii) following such pre-notice consultation, as soon as reasonably practicable, and in any event no later than five business days of determination by CFIUS that the draft filing meets all requirements of 31 C.F.R. § 800.402 and is, accordingly, complete, each Party shall file with CFIUS a joint voluntary notice as contemplated by 31 C.F.R. § 800.401(a) and in the case of the Purchaser Parties the personal identifier information required to be submitted separately from such notice as contemplated by 31 C.F.R. § 800.402(c)(6)(vi)(B) with respect to the transactions contemplated hereby.

  (f)
  As soon as reasonably practicable after the date of this Agreement, each Party shall (i) make, or cause to be made, any filing or (ii) seek any consent or approval that may be required in connection with the other Key Regulatory Approvals not already described in subsections (a) through (e) of this Section 5.6.

  (g)
  The Parties shall cooperate with each other in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) as may be or become necessary or desirable pertaining to any of the Key Regulatory Approvals in connection with the consummation of the Arrangement. The Purchaser Parties and the Company shall furnish to the other Party such information and assistance as a Party may reasonably request from another Party in order to obtain or conclude the Key Regulatory Approvals.

  (h)
  Each Party shall:

  (i)
  promptly inform the other Party of any material communication received by that Party from any Governmental Entity in respect of obtaining or concluding the Key Regulatory Approvals;

  (ii)
  use reasonable commercial efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Key Regulatory Approvals;

  (iii)
  permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Key Regulatory Approvals, and shall provide the other Party a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

    (iv)
    promptly provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of obtaining or concluding the Key Regulatory Approvals;

    (v)
    not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Commissioner of Competition or any of his representatives in respect of obtaining or concluding the Competition Act Approval unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat, provided that the Purchaser Parties shall only be under an obligation to provide the Company's external counsel with the opportunity to attend, observe and/or participate;

    (vi)
    not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Director of Investments or any of his representatives in respect of obtaining or concluding the Investment Canada Act Approval unless it informs the other Party in advance and gives the other Party the opportunity to attend and participate thereat, provided that the Purchaser Parties shall only be under an obligation to provide the Company's external counsel with the opportunity to attend, observe and/or participate; and

    (vii)
    keep the other Parties informed of the status of discussions relating to obtaining or concluding the Key Regulatory Approvals.

  (i)
  Notwithstanding any requirement in this Section 5.6 in connection with obtaining the Key Regulatory Approvals, where a Party (in this Section 5.6 only, a "Disclosing Party") is required under this Section 5.6 to provide information to another Party (a "Receiving Party") that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information to only the external legal counsel of the Receiving Party, provided that the Disclosing Party also provides a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Entity).

  (j)
  Notwithstanding anything in this Section 5.6 or in any other provision of this Agreement, nothing in this Agreement shall require the Purchaser Parties to disclose to any person (including the Company), other than the Company's external legal counsel on an "outside counsel only" basis, the Purchaser Parties' plans and undertakings submitted or requested for the purposes of the review under the Investment Canada Act or any drafts thereof or correspondence or discussions with respect thereto.

5.7   Covenants of the Purchaser Parties Regarding Employment Matters

The Purchaser Parties covenant and agree:

  (a)
  to recognize each Company Employee's length of service record with the Company or the Company Subsidiaries, as applicable, with no diminishment in the Company Employee's length of service record as a result of the transactions contemplated by this Agreement, except where such recognition would result in a duplication of benefits;

  (b)
  until one year from the Closing Date and based on the information disclosed in writing in the Data Room Information, not to provide severance payments to terminated Company Employees who are terminated without cause that are materially less advantageous for the Company Employees than what the Company or Company Subsidiary would have customarily provided to such Company Employees (based on their local jurisdiction) prior to the date of this Agreement;

  (c)
  until one year from the Closing Date, based on and to the extent that such information has been disclosed in writing by the Company in the Data Room Information, not to materially diminish compensation payable to Company Employees from the levels in effect as of the date of this Agreement; and

  (d)
  nothing in this Agreement is intended to or shall (i) be treated as an amendment to, or be construed as amending, any Employee Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by the Purchaser Parties, the Company, the Company Subsidiaries, a Company Investee or any of their respective affiliates, (ii) prevent the Purchaser Parties from terminating any Employee Plan or any other benefit plan in accordance with its terms, (iii) prevent the Purchaser Parties, after the Closing Date, from terminating the employment of any Company Employee or (iv) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of the Purchaser Parties, the Company, the Company Subsidiaries, a Company Investee or any of their respective affiliates or any beneficiary or dependent thereof or any other Person.

The Purchaser Parties further acknowledge that Company Employees are entitled to benefits that form a portion of overall compensation for Company Employees and will use reasonable commercial efforts to provide benefits of comparable value to Company Employees until one year from the Closing Date.

ARTICLE 6
CONDITIONS

6.1   Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time or such other time specified, of each of the following conditions precedent:

  (a)
  the Interim Order shall have been obtained in form and on terms reasonably satisfactory to each of the Parties, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

  (b)
  the Arrangement Resolution shall have been approved at the Company Meeting by not less than the Common Shareholders' Vote;

  (c)
  the Final Order shall have been obtained in form and on terms reasonably satisfactory to each of the Parties, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

  (d)
  the Certificate of Arrangement shall have been issued by the Director and the Effective Date shall have occurred not later than the Outside Date;

  (e)
  no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the other transactions contemplated by this Agreement; and

  (f)
  this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions precedent are for the mutual benefit of the Parties and may only be waived, in whole or in part, by the mutual written consent of the Parties in writing at any time in their sole discretion without prejudice to any other rights they may have. If any of the said conditions shall not be satisfied or waived in writing by all Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Party wishing to terminate, then a Party may terminate this Agreement by written notice to the other Parties in addition to the other rights or remedies it may have at law or in equity against such other Parties.

6.2   Additional Conditions Precedent to the Obligations of the Purchaser Parties

The obligation of the Purchaser Parties to complete the Arrangement shall also be subject to the fulfillment of each of the following conditions precedent:

  (a)
  all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and the Purchaser Parties shall have received a certificate of the Company addressed to the Purchaser Parties dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as at the Effective Time;

  (b)
  the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the Effective Time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), as though made on and as of the Effective Time, unless the failure to be true or correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to "material", Material Adverse Effect or other concepts of materiality in such representations and warranties shall be ignored). The Purchaser Parties shall have received a certificate of the Company addressed to the Purchaser Parties and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as at the Effective Time;

  (c)
  no adverse Legal Action (whether by a Governmental Entity or any other person) shall be commenced, pending or threatened and no Law shall have been proposed, enacted, promulgated or applied, in either case, (i) to cease trade, enjoin, prohibit or impose material conditions on the rights of AcquisitionCo to own or exercise full rights of ownership of the Common Shares and, if the Preferred Shareholders' Vote is obtained, the Series 1 Preferred Shares upon the completion of the Arrangement or conduct the business conducted by the Company, (ii) that would prevent, materially impede or significantly delay the consummation of the Arrangement or (iii) if the Arrangement is consummated, that would have a Material Adverse Effect;

  (d)
  all Key Regulatory Approvals in form and substance satisfactory to the Purchaser Parties, acting reasonably, shall have been obtained or concluded and, in the case of waiting or suspensory periods shall have expired, been terminated or been waived;

  (e)
  all other third party consents, waivers, Permits, orders and approvals required, whether under applicable Law, from Governmental Entities or parties to Contracts of the Company, Company Subsidiaries or the Company Investees, or otherwise, in connection with the consummation of the Arrangement (including Regulatory Approvals other than the Key Regulatory Approvals) shall have been provided or obtained on terms and conditions acceptable to the Purchaser Parties, acting reasonably, at or before the Effective Time, except where the failure to provide or obtain such would not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially impede or significantly delay the completion of the transactions contemplated hereby;

  (f)
  between the date hereof and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect; and

  (g)
  the aggregate number of Common Shares held, directly or indirectly, by the Common Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Common Shares.

In the event that the Preferred Shareholders' Vote is obtained, the obligation of the Purchaser Parties to complete the acquisition of the Series 1 Preferred Shares shall also be subject to the fulfillment of the condition precedent that the aggregate number of Series 1 Preferred Shares held, directly or indirectly, by the Preferred Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Series 1 Preferred Shares (the "Preferred Shares Dissent Condition").

The foregoing conditions precedent are for the exclusive benefit of the Purchaser Parties and may be waived, in whole or in part, by either of the Purchaser Parties in writing at any time in their sole discretion without prejudice to any other rights they may have. If any of the said conditions (other than the Preferred Shares Dissent Condition) shall not be satisfied or waived in writing by the Purchaser Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of either Purchaser Party, then either Purchaser Party may terminate this Agreement by written notice to the Company in addition to the other rights or remedies it may have at law or in equity against the Company.

6.3   Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement shall also be subject to the following conditions precedent:

  (a)
  all covenants of the Purchaser Parties under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser Parties in all material respects, and the Company shall have received certificates of each of the Purchaser Parties, addressed to the Company and dated the Effective Time, signed on behalf of each respective Purchaser Party, by two of their respective senior executive officers (on such Party's behalf and without personal liability), confirming the same as of the Effective Time;

  (b)
  the representations and warranties of the Purchaser Parties set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), as though made on and as of the Effective Time. The Company shall have received certificates of each of the Purchaser Parties, addressed to the Company and dated the Effective Time, signed on behalf of each respective Purchaser Party, by two of their respective senior executive officers (on such Party's behalf and without personal liability), confirming the same as of the Effective Time;

  (c)
  each of the (i) Investment Canada Approval, (ii) Competition Act Approval, (iii) HSR Approval, (iv) CFIUS Clearance and (v) EU Approval shall have been obtained or concluded and, in the case of waiting or suspensory periods shall have expired, been terminated or been waived; and

  (d)
  the Purchaser shall have deposited or caused to be deposited in escrow with the Depositary not less than one business day prior to the Closing Date, the aggregate Cash Consideration payable to the Common Shareholders and, if the Preferred Shareholders' Vote is obtained, the Preferred Shareholders, under the Arrangement and the Company shall have received written confirmation of the receipt of such funds by the Depositary.

The foregoing conditions precedent are for the exclusive benefit of the Company and may be waived, in whole or in part, by the Company in writing at any time in its sole discretion without prejudice to any other rights it may have. If any of the said conditions shall not be satisfied or waived in writing by the Company on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Company, then the Company may terminate this Agreement by written notice to the Purchaser Parties in addition to the other rights or remedies it may have at law or in equity against the Purchaser Parties.

 ARTICLE 7
ADDITIONAL AGREEMENTS

7.1   Notice and Cure Provisions

  (a)
  Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

  (i)
  cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; or

  (ii)
  result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Effective Time.

  (b)
  The Purchaser Parties may not exercise their right to terminate this Agreement pursuant to Section 8.2(c)(ii) [Termination By the Purchaser Parties] and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.2(d)(i) [Termination By the Company] unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right, until the earlier of (i) the Outside Date, and (ii) the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date.

7.2   Non-Solicitation

  (a)
  The Company shall, and shall cause the Company Subsidiaries and their respective officers, directors, Company Employees, representatives and agents to, immediately cease and terminate, or cause to be terminated, any existing solicitations, encouragements, discussions, negotiations or other activities commenced prior to the date of this Agreement with any person (other than the Purchaser Parties) that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal.

  (b)
  The Company shall (i) immediately discontinue access to the Data Room Information or any other similar data room relating to an Acquisition Proposal and (ii) promptly request and use reasonable commercial efforts to require (A) the return or destruction of all information and (B) the destruction of all material including or incorporating or otherwise reflecting such information, in each case, to the extent provided to any third party (or to its officers, directors, employees, representatives or agents) that has entered into a confidentiality agreement with the Company relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all reasonable commercial efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

  (c)
  The Company covenants and agrees (i) that the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Company Subsidiary is a party to the fullest extent permitted under applicable Law, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof, and (ii) that neither the Company, nor any Company Subsidiary or any of their respective representatives shall, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion), release any person from, or terminate, waive, amend, suspend or otherwise modify such person's obligations respecting the Company, or any of the Company Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or the Company

    Subsidiary is a party, nor shall they waive the application of the Company SRP in favour of any third party.

  (d)
  Except as expressly provided in this Article 7, the Company shall not, directly or indirectly, through any officer, director, Company Employee, consultant, investment banker, lawyer, accountants or other representative (including any financial or other advisor) or agent of the Company or any of the Company Subsidiaries:

  (i)
  solicit, assist, initiate, or knowingly facilitate or encourage (including by way of furnishing information or permitting any visit to any properties or facilities or entering into any agreement, arrangement or understanding) any inquiries, proposals or offers that constitute or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

  (ii)
  enter into or otherwise engage or participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

  (iii)
  withdraw, amend, modify or qualify, or propose publicly or state an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser Parties, the approval or recommendation of the Board or any committee thereof of this Agreement or the Arrangement;

  (iv)
  furnish or provide access to any information or data concerning the Company, the Company Subsidiaries or their respective businesses, properties or assets to any person in connection with, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal;

  (v)
  accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or a neutral position with respect to a publicly announced or publicly proposed, Acquisition Proposal; or

  (vi)
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle or other agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(e)(iv)).

  (e)
  Notwithstanding Section 7.2(d), or any other provision hereof, at any time prior to, but not after, obtaining the approval of the Common Shareholders of the Arrangement Resolution, the Company shall be permitted to enter into or participate in any discussions or negotiations with any third party in response to an Acquisition Proposal by such person and may provide copies of, or access to or disclosure of information, properties, facilities, books or records of the Company and the Company Subsidiaries if and only if:

  (i)
  the Board first determines in good faith, after consultation with its outside legal counsel, that based on the information then available and after consultation with an independent financial advisor of nationally recognized reputation, such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

  (ii)
  such person was not restricted from, or had not otherwise been released from, making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with the Company or any of the Company Subsidiaries;

  (iii)
  the Company has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 7.2;

  (iv)
  prior to providing any such copies, access or disclosure, the Company enters into a confidentiality and standstill agreement with such person with terms at least as restrictive in all material respects on such person as the Confidentiality Agreement with the Purchaser and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Purchaser Parties; and

    (v)
    the Company promptly provides the Purchaser Parties with:

    (A)
    prompt written notice stating the Company's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

    (B)
    prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality agreement referred to in Section 7.2(e)(iv).

  (f)
  The Company shall promptly notify the Purchaser Parties, at first orally and then within 24 hours in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to the Company or any of the Company Subsidiaries in connection with an Acquisition Proposal or for access to the properties, facilities, books or records of the Company or any of the Company Subsidiaries by any person that informs the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. If in writing or electronic form, the Company shall provide a copy thereof to the Purchaser Parties, and if not in writing or electronic form, a description of the terms and conditions of any such Acquisition Proposal or proposal, inquiry, offer or request and shall provide the identity of the person making any such Acquisition Proposal or proposal, inquiry, offer or request and such other details as AcquisitionCo may reasonably request. The Company shall keep the Purchaser Parties fully informed on a current basis of the status of, developments to and any change in the terms of any such Acquisition Proposal or proposal, inquiry, offer or request and answer the Purchaser Parties' reasonable questions with respect thereto. The Company shall provide to the Purchaser Parties copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence sent to the Company by or on behalf of any person making any such Acquisition Proposal.

  (g)
  If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Common Shareholders, the Board may accept, approve or recommend such Acquisition Proposal and enter into a definitive agreement with respect to such Superior Proposal if and only if:

  (i)
  the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant (that had not otherwise been waived);

  (ii)
  the Company has been, and continues to be, in compliance with all of its obligations under this Section 7.2;

  (iii)
  the Company has provided the Purchaser Parties with written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with an independent financial advisor of nationally recognized reputation, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the "Superior Proposal Notice");

  (iv)
  the Company has provided the Purchaser Parties with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

  (v)
  at least five business days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser Parties received the Superior Proposal Notice and the date on which the Purchaser Parties received all of the materials set forth in Section 7.2(g)(iv);

  (vi)
  during any Matching Period, the Purchaser Parties have had the opportunity (but not the obligation), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

    (vii)
    after the expiry of the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 7.2(h)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that recommending that the Company enter into a definitive agreement with respect to such Superior Proposal is necessary in order for the Board to comply with its fiduciary duties under applicable Law;

    (viii)
    the Company concurrently terminates this Agreement pursuant to Section 8.2(d)(ii) [Termination By the Company]; and

    (ix)
    the Company has previously, or concurrently shall have, paid to AcquisitionCo the Termination Fee.

  (h)
  During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Board shall review any offer made by the Purchaser Parties under Section 7.2(g)(vi) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Company shall negotiate in good faith with the Purchaser Parties to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser Parties to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser Parties and the Company and the Purchaser Parties shall amend this Agreement to reflect such offer made by the Purchaser Parties, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

  (i)
  The Board shall promptly reaffirm its recommendation of the Arrangement by news release after any Acquisition Proposal is publicly announced or made if: (i) the Board determines that the Acquisition Proposal is not a Superior Proposal; or (ii) the Board determines that an amendment to the terms of the Arrangement has been agreed that results in the Acquisition Proposal not being a Superior Proposal. The Purchaser Parties and their counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release.

  (j)
  Each successive amendment or modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 7.2 and the Purchaser Parties shall be afforded a new Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 7.2(g)(iv) with respect to the new Superior Proposal from the Company.

  (k)
  Nothing contained in this Agreement shall: (i) limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.2 [Implementation Steps by the Company] of this Agreement unless this Agreement is terminated in accordance with Article 8 [Term, Termination, Amendment and Waiver]; or (ii) prevent the Board from complying with section 2.17 of Multilateral Instrument 62-104 Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of directors' circulars and making appropriate disclosure to its securityholders.

  (l)
  The Company shall advise the Company Subsidiaries and their respective officers, directors, employees, representatives and agents of the prohibitions set forth in this Section 7.2 and any violation of the restrictions set forth in this Section 7.2 by the Company, the Company Subsidiaries or their respective officers, directors, employees, representatives and agents is deemed to be a breach of this Section 7.2 by the Company.

7.3   Agreement as to Damages

The Company shall pay, or cause to be paid, to AcquisitionCo by wire transfer of immediately available funds an amount equal to $270,000,000 (the "Termination Fee") if:

  (a)
  either Purchaser Party shall have terminated this Agreement pursuant to Section 8.2(c)(i) or 8.2(c)(iii) [Termination By the Purchaser Parties], in which case payment shall be made within two business days of such termination; or

  (b)
  the Company shall have terminated this Agreement pursuant to Section 8.2(d)(ii) [Termination By the Company], in which case payment shall be made to AcquisitionCo in accordance with Section 7.2(g)(ix) [Non-Solicitation]; or

  (c)
  (i) after the date hereof, but prior to the termination of this Agreement, an Acquisition Proposal shall have been made or proposed to the Company or otherwise publicly announced, or a person shall have publicly announced an intention to do so;

  (ii)
  the Common Shareholders' Vote shall have been held prior to the Outside Date, while any Acquisition Proposal remains outstanding and the Arrangement Resolution shall not have been approved pursuant thereto; and

  (iii)
  within 365 days after the date of the termination of this Agreement, the Acquisition Proposal referred to in clause (c)(i) above is consummated by the Company, in which case payment shall be made on the date on which such Acquisition Proposal is consummated.

  (d)
  The Company shall only be obligated to pay the Termination Fee once pursuant to this Section 7.3.

7.4   Expense Reimbursement

  (a)
  The Company shall pay, or cause to be paid, to AcquisitionCo by wire transfer of immediately available funds, the reasonable documented out-of-pocket expenses of the Purchaser Parties and their respective affiliates incurred in connection with the transactions contemplated herein (to a maximum of $20,000,000), including but not limited to, financial advisor fees, regulatory filing fees, fees of outside legal counsel and all other general fees, costs and expenses incurred by the Company in connection the Arrangement (the "Expense Reimbursement"), without prejudice to any other rights it may have, if this Agreement shall have been terminated by either of the Purchaser Parties pursuant to Section 8.2(c)(ii) [Termination By the Purchaser Parties], such payment to be made within two business days of any such termination.

  (b)
  The Company shall only be obligated to pay the Expense Reimbursement once pursuant to this Section 7.4.

  (c)
  No Expense Reimbursement shall be payable pursuant to this Section 7.4 if the Company has paid the Termination Fee and the Company shall only be required to pay the difference between the Termination Fee and the Expense Reimbursement if, after the Company has paid the Expense Reimbursement to AcquisitionCo, the Company becomes obligated to pay the Termination Fee.

7.5   Fees and Expenses

Except as provided in Section 7.4 [Expense Reimbursement] and 5.2 [Pre-Acquisition Reorganizations], each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. The Purchaser Parties shall pay the filing fees required to obtain the Key Regulatory Approvals, including any applicable Taxes.

7.6   Liquidated Damages

The Parties acknowledge that the payment of the Termination Fee set forth in Section 7.3 [Agreement as to Damages] is the payment of liquidated damages that is a genuine pre-estimate of the damages the Purchaser Parties will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty. The Company irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Purchaser Parties agree that their right to receive payment of the amount determined pursuant to Section 7.3 [Agreement as to Damages] in the manner provided therein is the sole and exclusive remedy of the Purchaser Parties in respect of the event giving rise to such payment provided that this limitation shall not apply in the event of fraud or willful breach of this Agreement by the Company.

7.7   Access to Information; Confidentiality

  (a)
  From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause the Company Subsidiaries and their respective officers, directors, Company Employees, independent auditors, advisers and agents to afford to the Purchaser Parties and to their officers, employees, agents and representatives such access as the Purchaser Parties may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, reviewing the Company's cash management policy and internal financing policies and evaluating any Pre-Acquisition Reorganization, to their officers, employees, agents, properties, books, records, the Company Assets and Contracts, and shall make available to the Purchaser Parties all data and information as the Purchaser Parties may reasonably request, provided that no investigation pursuant to this Section 7.7 shall affect or be deemed to modify any representation or warranty made by the Company herein. Without limiting the foregoing and subject to compliance with applicable Law and the terms of any existing Contracts: (i) the Purchaser Parties and their representatives shall, upon reasonable prior notice, have the right to conduct inspections of each of the Company's properties; (ii) the Company shall, upon either of the Purchaser Party's request, facilitate discussions between the Purchaser Parties and any third party from whom consent may be required; and (iii) the Company and the Purchaser Parties shall form a committee comprised of appropriate senior officers that shall meet on a regular basis for the purpose of integration business planning, with mechanisms in place to ensure that all pre-closing activities of the Company and the Purchaser Parties continue to be conducted independently.

  (b)
  The Company shall provide information and reasonable assistance to the Purchaser Parties in implementing a communications plan of the Purchaser in respect of Company Employees. The Purchaser Parties shall consult with and consider the reasonable comments of the Company in connection with the implementation of such plan. The Company shall coordinate reasonable access to the Company Employees, from time to time, as reasonably requested by the Purchaser Parties and may attend and participate in any discussions or presentations in connection therewith.

  (c)
  The Company shall consult with the Purchaser Parties in the implementation of a retention program to provide incentive to certain Company Employees to remain employed with the Company.

  (d)
  The Parties shall cooperate in respect of Information Technology matters for integration business planning purposes, including (i) the collection of all relevant information in respect of the Company's Information Technology systems, (ii) the identification of Contracts relating to Information Technology and (iii) the implementation of security measures to prevent leaks and preserve and protect against the loss of historical records and back-ups.

  (e)
  Nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information that, in the opinion of Company, acting reasonably, is competitively sensitive (provided that the Company acknowledges and agrees that external counsel to the Purchaser Parties may have access to such information on a privileged and confidential basis in connection with obtaining Regulatory Approvals) or may result in jeopardizing the Company's legal privilege in respect of such information.

7.8   Privacy Matters

  (a)
  The Company acknowledges and agrees that: (i) any Transferred Information provided to the Purchaser Parties shall be limited to that which is necessary for the purposes of determining if the Purchaser Parties shall proceed with the transactions contemplated herein; (ii) the disclosure of Transferred Information relates solely to the completion of the transactions contemplated herein; and (iii) the Company and the Company Subsidiaries have all necessary consents where the disclosure or transfer of Transferred Information to the Purchaser Parties requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates.

  (b)
  The Company covenants and agrees to, upon request, use all reasonable commercial efforts to advise the Purchaser Parties of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Company and/or the Company Subsidiaries have notified the individual of such additional purpose, and where required by applicable Law, obtained the consent of such individual to such use or disclosure.

  (c)
  In addition to its other obligations hereunder, the Purchaser Parties covenant and agree to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of carrying out its obligations or pursuant to this Agreement or any agreement ancillary hereto, including reviewing and completing, or determining to complete the transactions contemplated herein; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated hereby, unless (A) one of the Parties has first notified such individual of such additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; (iii) where required by applicable Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to the Purchaser Parties; and (iv) return or destroy the Transferred Information, at the option of the Company, should the transactions contemplated herein not be completed.

7.9   Insurance and Indemnification

  (a)
  The Purchaser Parties shall, or shall cause the Company and the Company Subsidiaries to, maintain in effect without any reduction in amount or scope for six years from the Effective Time customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by the Company and the Company Subsidiaries that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that the Purchaser Parties and the Company shall not be required, in order to maintain such directors' and officers' liability insurance policy, to pay an annual premium in excess of 200% of the cost of the existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 200% of such amount, the Purchaser Parties and the Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of such amount. Furthermore, prior to the Effective Time, the Company may, in the alternative, with the prior written consent of the Purchaser, not to be unreasonably withheld, purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Time and in such event none of the Purchaser Parties, the Company or any of the Company Subsidiaries shall have any further obligation under this Section 7.9(a).

  (b)
  The Purchaser Parties agree that they shall honour all rights to indemnification or exculpation agreements, arrangements or rights now existing in favour of present and former officers and directors of the Company and the Company Subsidiaries to the extent disclosed in writing, prior to the date of this Agreement. All rights to indemnification or exculpation shall survive the completion of the Arrangement and the provisions of this Section 7.9 shall be binding, jointly and severally, on all successors of the Purchaser Parties.

  (c)
  The provisions of this Section 7.9 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf.

7.10 De-Listing of Common Shares and Series 1 Preferred Shares

Subject to applicable Laws, the Purchaser Parties and the Company shall use their reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable to enable the Common Shares and, if the Preferred Shareholders' Vote is obtained, the Series 1 Preferred Shares to be de-listed from the Exchanges effective immediately following the completion of the Arrangement.

7.11 Take-over Statutes

If any take-over statute is or becomes applicable to this Agreement, the Arrangement or the other transactions contemplated by this Agreement, each of the Purchaser Parties and the Company and their respective boards of directors shall:

  (a)
  grant such approvals and take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement; and

  (b)
  otherwise act to eliminate or minimize the effects of such take-over statute.

7.12 Resignations

The Company shall use its reasonable commercial efforts to obtain and deliver to the Purchaser Parties at the Effective Time evidence reasonably satisfactory to the Purchaser Parties of the resignations effective as of the Effective Time, of all of the directors and officers of the Company requested by the Purchaser Parties. Such resignations shall be received in consideration for the Purchaser Parties and the Company providing releases to each such persons (in a form satisfactory to the Purchaser Parties and such resigning person, each acting reasonably (the "Mutual Releases")), which Mutual Releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors' fees, bonus, payments in respect of Company Cash Units, Company DDSUs, Company EDSUs, Company Options, Company PSUs and Company RSUs, other payments due pursuant to the Arrangement as a Common Shareholder, Preferred Shareholder or Optionholder, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements, and for any change of control payments that may be owing to them pursuant to the terms of their employment with the Company.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1   Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2   Termination

  (a)
  Termination By Mutual Consent.    This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of the Purchaser Parties and the Company.

  (b)
  Termination By Either the Purchaser Parties or the Company.    This Agreement may be terminated by the Purchaser Parties or the Company at any time prior to the Effective Time:

  (i)
  if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause shall not be available to any Party whose failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

  (ii)
  if the Arrangement Resolution is not approved by the Common Shareholders' Vote at the Company Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order.

  (c)
  Termination By the Purchaser Parties.    This Agreement may be terminated by either of the Purchaser Parties at any time prior to the Effective Time:

  (i)
  if:

  (A)
  the Board shall have failed to publicly unanimously recommend this Agreement or the Arrangement in the manner contemplated by Section 2.6 [Company Circular];

  (B)
  the Board or any committee thereof shall have withdrawn, withheld or qualified, amended or modified in a manner adverse to AcquisitionCo, its unanimous approval or recommendation of the Arrangement or the Company or the Board or any committee thereof publicly announces its intention or resolves to do, or that it has done, any of the foregoing;

  (C)
  the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or the Board fails to recommend unequivocally against acceptance of a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five business days (or beyond the third business day prior to the date of the Company Meeting, if sooner, as long as the Board has had at least two business days to act) after the Purchaser Parties request that it do so;

  (D)
  the Board or any committee of the Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 7.2 [Non-Solicitation]) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; or

  (E)
  the Board or any committee thereof fails to publicly reaffirm its recommendation of this Agreement and the Arrangement within five business days after the announcement or commencement of any Acquisition Proposal or within five business days after having been requested to do so by either of the Purchaser Parties;

  (ii)
  subject to Section 7.1 [Notice and Cure Provisions], if neither Purchaser Party is in breach of its obligations under this Agreement and the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser Parties];

  (iii)
  the Company breaches any of its covenants or agreements in Section 7.2 [Non-Solicitation] in any material respect; or

  (iv)
  if all of the conditions to the completion of the Arrangement for the benefit of the Purchaser Parties have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of this Agreement by either of the Purchaser Parties.

  (d)
  Termination By the Company.    This Agreement may be terminated by the Company at any time prior to the Effective Time:

  (i)
  subject to Section 7.1 [Notice and Cure Provisions], if the Company is not in breach of any of its obligations under this Agreement and either of the Purchaser Parties breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.3 [Additional Conditions Precedent to the Obligations of the Company];

  (ii)
  if the Company enters into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 7.2(g) [Non-Solicitation], provided that the Company has previously paid or concurrently pays to AcquisitionCo the Termination Fee and further provided that the Company has not breached any of its covenants, obligations or agreements in this Agreement; or

  (iii)
  if all of the conditions to the completion of the Arrangement for the benefit of the Company have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of this Agreement by the Company.

  (e)
  Effect of Termination.    If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations or liability hereunder except as provided in Sections 1.9 [Interpretation Not Affected by Party Drafting], 3.1(ww) [Certain Conduct], 7.3 [Agreement as to Damages], 7.4 [Expense Reimbursement], 7.5 [Fees and Expenses], 7.6 [Liquidated Damages], 9.1 [Notices], 9.2 [Governing Law; Waiver of Jury Trial], 9.5 [Assignment, Binding Effect and Entire Agreement], 9.7 [Severability] and this Section 8.2(e) and as otherwise expressly contemplated hereby. For greater certainty, if this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, the Parties' obligations in regards to Transferred Information, as provided for in Section 7.8 [Privacy Matters], and the Parties' obligations under the Confidentiality Agreement shall survive such termination. Nothing in this Section 8.2 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

8.3   Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

  (a)
  change the time for performance of any of the obligations or acts of the Parties;

  (b)
  modify any representation or warranty contained herein or in any document delivered pursuant hereto;

  (c)
  modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

  (d)
  modify any conditions precedent herein contained,

provided that no such amendment reduces the consideration to be received by a Common Shareholder, Preferred Shareholder or Incentive Holder without approval by the Common Shareholders or Preferred Shareholders, as applicable, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

Notwithstanding anything contained herein, (i) if the Preferred Shareholders' Vote is not obtained prior to the Final Order being granted or (ii) if the Preferred Shareholders' Vote is obtained and the Preferred Shares Dissent Condition has not been satisfied or waived, the Plan of Arrangement shall be amended to exclude the Preferred Shares under the Plan of Arrangement and matters ancillary thereto.

8.4   Waiver

The Company, on the one hand, and the Purchaser and AcquisitionCo, on the other hand, may:

  (a)
  extend the time for the performance of any of the obligations or acts of the other;

  (b)
  waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein; or

  (c)
  waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Parties and, unless otherwise provided in the written waiver, shall be limited to the specific breach, covenant or condition waived. A Party's failure or delay in exercising any right under this Agreement shall not operate as a waiver of that right. A single or partial exercise of any right shall not preclude a Party from any other further exercise of that right or the exercise of any other right.

ARTICLE 9
GENERAL PROVISIONS

9.1   Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

if to AcquisitionCo:	TAPBC Acquisition Inc. 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7 Attention: Josu Jon Imaz San Miguel
if to the Purchaser:	Repsol S.A. Calle de Mendez Alvaro, 44 28045 Madrid, Spain Attention: Enrique Hernández Pérez Director Corporativo Servicios Jurídicos in each of the above cases, with a copy to (which shall not constitute notice):

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta, Canada T2P 4K7

Attention: David A. Spencer/Jon C. Truswell
E-Mail: spencerd@bennettjones.com /truswellj@bennettjones.com

if to the Company:	Talisman Energy Inc. 2000 Bankers Hall West 888 – 3rd Street S.W. Calgary, Alberta, Canada T2P 5C5 Attention: Robert Rooney Executive Vice-President, Corporate
with a copy to (which shall not constitute notice):	Norton Rose Fulbright Canada LLP 400, 3rd Avenue S.W., Suite 3700 Calgary, Alberta, Canada T2P 4H2 Attention: Kevin E. Johnson E-mail: kevin.johnson@nortonrosefulbright.com

9.2   Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Alberta and the Laws of Canada applicable therein, and shall be construed and treated in all respects as an Alberta contract. Each of the Parties hereto irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement. Each Party hereby waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement.

The Purchaser hereby irrevocably designates Bennett Jones LLP (in such capacity, the "Process Agent"), with an office at 4500 Bankers Hall East, 855 – 2nd Street, S.W., Calgary, Alberta, Canada T2P 4K7, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to the Purchaser in the manner provided in Section 9.1 [Notices]. The Purchaser shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Purchaser shall at all times have an agent for service of process for the above purposes in Calgary, Alberta, Canada. Nothing herein shall affect the right of any party to serve process in any manner permitted by applicable Law.

9.3   Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 7.6 [Liquidated Damages], the Parties shall be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedies shall not be the exclusive remedies for any breach of this Agreement but shall be in addition to all other remedies available at law or equity to each of the Parties.

9.4   Time of Essence

Time shall be of the essence in this Agreement.

9.5   Assignment, Binding Effect and Entire Agreement

  (a)
  Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto, provided that if such assignment and/or assumption takes place, the Purchaser Parties shall continue to be liable jointly and severally with such assignee for all of its obligations hereunder. The above notwithstanding, each of the Purchaser Parties may assign all or any part of its rights or obligations under this Agreement and any agreements ancillary hereto to one or more of such party's direct or indirect wholly-owned subsidiaries or any combination thereof, and provided further that if such assignment takes place, the Purchaser Parties shall continue to be fully liable as primary obligor, on a joint and several basis with any such person, to the Company for any default in performance by the assignee of any of such Purchaser Party's obligations hereunder.

  (b)
  This Agreement shall be binding on and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

  (c)
  This Agreement (including the Schedules hereto and the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties with respect to the subject matter hereof and thereof. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.6   Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.7   Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8   No Third Party Beneficiaries

Except as provided in Sections 2.10 [Treatment of Incentive Securities] and 7.9 [Insurance and Indemnification], and except for the rights of the Shareholders and Incentive Holders to receive the consideration contemplated by this Agreement and the Plan of Arrangement following the Effective Time, which rights are hereby acknowledged and agreed by the Purchaser Parties, this Agreement shall not confer any rights or remedies upon any person other than the Parties to this Agreement. The Purchaser Parties appoint the Company as the trustee for the employees, directors and officers of the Company and the Incentive Holders, as applicable, of the covenants of the Purchaser and/or AcquisitionCo as specified in Sections 2.10 [Treatment of Incentive Securities] and 7.9 [Insurance and Indemnification] of this Agreement and the Company accepts such appointment.

9.9   Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

        IN WITNESS WHEREOF each of the Purchaser Parties and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

REPSOL S.A.
Per:	/s/ ANTONIO BRUFAU NIUBÓ Name: Antonio Brufau Niubó Title: Chairman
TAPBC ACQUISITION INC.
Per:	/s/ JOSU JON IMAZ SAN MIGUEL Name: Josu Jon Imaz San Miguel Title: President
TALISMAN ENERGY INC.
Per:	/s/ HAROLD N. KVISLE Name: Harold N. Kvisle Title: President & CEO
Per:	/s/ ROBERT R. ROONEY Name: Robert R. Rooney Title: Executive Vice President, Corporate

 SCHEDULE "A"

to the Arrangement Agreement

Special Resolution of the Shareholders pursuant to section 192 of the CBCA

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving Talisman Energy Inc. (the "Company"), Repsol S.A. and TAPBC Acquisition Inc., as more particularly described and set forth in the Management Information Circular of the Company dated    •    , 2015 (the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.
The plan of arrangement, as it may be or have been amended, involving the Company (the "Plan of Arrangement"), the full text of which is set forth in Schedule "B" to the arrangement agreement dated as of December 15, 2014 (the "Arrangement Agreement"), is hereby authorized, approved and adopted.

3.
The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, adopted and confirmed.

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by any or all of the shareholders of the Company or that the Arrangement has been approved by the Court of Queen's Bench of Alberta (the "Court"), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and approved by the Court, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

 SCHEDULE "B"

to the Arrangement Agreement

Plan of Arrangement

[See Appendix C]

 SCHEDULE "C"

to the Arrangement Agreement

Key Regulatory Approvals

Part A — Canada

•
Investment Canada Approval

•
Competition Act Approval

Part B — United States

•
HSR Approval

•
CFIUS Clearance

Part C — European Union

Either:

  (a)
  To the extent that the transactions contemplated by this Agreement give rise to a concentration with a European Union dimension within the meaning of the EU Merger Regulation, the European Commission shall have adopted a decision pursuant to the EU Merger Regulation declaring the transactions contemplated by this Agreement compatible with the internal market and the EEA Agreement (or such compatibility shall have been deemed to exist under Article 10(6) of the EU Merger Regulation), or in the event that the European Commission adopts a decision pursuant to Article 9(3) of the EU Merger Regulation referring the review of all or part of such transactions to a competent authority of an EEA member state/EFTA State of the European Union (or is deemed pursuant to Article 9(5) of the EU Merger Regulation to have done so), such authority (or any other relevant authority in the EEA member state/EFTA State concerned) shall have granted approval of such of the transactions contemplated hereby that were so referred; or

  (b)
  To the extent that the transactions contemplated by this Agreement do not give rise to a concentration with a European Union dimension within the meaning of the EU Merger Regulation, approval of the transactions contemplated by this Agreement pursuant to the applicable merger control laws of the relevant EEA member states/EFTA States.

Part D — United Kingdom

•
In accordance with the Petroleum Act 1998 and its regulations, express consent to a change of control from the Secretary of State for Energy and Climate Change, or any person duly authorized to exercise such powers, or written confirmation, in the form of a "comfort letter" or otherwise, that such person will not revoke the relevant petroleum licences, shall have been obtained in connection with the transactions contemplated by this Agreement.

Part E — Norway

•
Receipt of written approval by the Ministry of Petroleum and Energy pursuant to section 10-12 of the Petroleum Act of 29 November 1996.

•
The Ministry of Finance consent pursuant to section 10 of the Petroleum Taxation Act cf. the Regulation FOR 2009-07-01 no. 956 (relating to consent to the transfer of license and ownership interests).

•
Norwegian Competition Approval.

 SCHEDULE "D"

to the Arrangement Agreement

Form of Lock-Up Agreement

Dear Sir/Madam:

Re: Arrangement involving Repsol S.A., TAPBC Acquisition Inc. and Talisman Energy Inc.

Reference is made to the Arrangement Agreement as of the date hereof (the "Arrangement Agreement") among Repsol S.A. (the "Purchaser"), TAPBC Acquisition Inc. ("AcquisitionCo") and Talisman Energy Inc. (the "Company"), which contemplates an arrangement of the Company pursuant to section 192 of the Canada Business Corporations Act (the "Arrangement"). All capitalized terms used but not defined herein shall have the meanings attributed thereto in the Arrangement Agreement.

Under the Arrangement, AcquisitionCo intends to acquire all of the issued and outstanding Common Shares and the Series 1 Preferred Shares.

We understand that you (the "Company Shareholder") beneficially own, directly or indirectly, or exercise control or direction over, the number and class of securities of the Company set forth in your acceptance below (collectively, the "Subject Securities") which term shall include any Common Shares issued to the Company Shareholder after the date hereof pursuant to the exercise, conversion, redemption, vesting or settlement, as applicable, of any of such securities and all Common Shares or Series 1 Preferred Shares otherwise issued to or acquired by the Company Shareholder after the date hereof.

In consideration for the Purchaser and AcquisitionCo entering into the Arrangement Agreement with the Company, the Company Shareholder hereby agrees to be bound by the terms set forth in "Terms of Lock-Up Agreement between Shareholders of Talisman Energy Inc. and TAPBC Acquisition Inc.", attached hereto and forming a part hereof.

Yours truly,

TAPBC ACQUISITION INC.

Per:
Name:
Title:

Acceptance

The foregoing is hereby accepted as of and with effect from the 15th day of December, 2014 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over, the Subject Securities indicated below.

Witness	Name: Title:
(insert number of Common Shares owned, controlled or directed)
(insert number of Series 1 Preferred Shares owned, controlled or directed)
(insert number of Company Options owned, controlled or directed)
(insert principal amount of Company PSUs owned, controlled or directed)

 Terms of Lock-Up Agreement between Shareholders of
Talisman Energy Inc. and TAPBC Acquisition Inc.

1.     Covenants of the Company Shareholder

By the acceptance of this letter agreement, the Company Shareholder hereby irrevocably and unconditionally agrees, from the date hereof until this letter agreement is terminated pursuant to paragraph 5 of this letter agreement:

  (a)
  not to sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities, provided that (i) the foregoing restriction shall not prevent the Company Shareholder from converting or exercising any of the Subject Securities in accordance with their terms, and (ii) the Company Shareholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities to a Related Person provided that such Related Person enters into an agreement with AcquisitionCo on the same terms as this letter agreement, or otherwise agrees with AcquisitionCo to be bound by the provisions hereof or as otherwise consented to by AcquisitionCo, which consent may be arbitrarily withheld. For the purposes hereof, "Related Person" means: (i) a spouse, parent, grandparent, brother, sister or child of the Company Shareholder; (ii) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i); (iii) an "associate" or "affiliate" within the meaning of the Securities Act; or (iv) a person whose securities are beneficially owned or controlled by substantially similar persons that beneficially own or control the securities of the Company Shareholder;

  (b)
  not to, and to cause any person over which the Company Shareholder directly or indirectly exercises control or direction over not to, purchase or otherwise acquire any interest in any Notes, any Series 1 Preferred Shares or any securities of the Purchaser;

  (c)
  to do all such things and to take all such steps as may reasonably be required to be done or taken by the Company Shareholder to vote, or cause to be voted, all of the Subject Securities having voting rights in respect of the Arrangement in favour of the Arrangement Resolution and any and all related matters to be put before the Shareholders at the Company Meeting and to be voted to oppose any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement and in accordance with the foregoing, to deliver or cause to be delivered a duly executed and irrevocable (except upon termination of this letter agreement in accordance with its terms) form of proxy or, with respect to any Subject Securities held through an investment dealer, financial institution or similar intermediary, voting instruction form in respect of any such matter not less than five (5) business days prior to the date of any such Company Meeting or vote;

  (d)
  not to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to: (i) any Acquisition Proposal; (ii) except as provided by the terms of this letter agreement, the direct or indirect acquisition or disposition of all or any of the Subject Securities; or (iii) any action which is inconsistent with the successful completion of the Arrangement;

  (e)
  not to exercise any Dissent Rights with respect to the Subject Securities which might be available to the Company Shareholder in connection with the Arrangement; and

  (f)
  not to exercise any shareholder rights or remedies available at common law or pursuant to corporate Laws or Securities Laws to delay, hinder, upset or challenge the Arrangement.

It is acknowledged that the covenants of the Company Shareholder set forth in paragraph 1(c) relate to the Company Shareholder acting solely in the capacity of a holder of the Subject Securities and not as a director or officer of the Company and shall not affect or restrict any fiduciary or legal obligation imposed on such

Company Shareholder acting in the capacity of a director or officer of the Company including any action permitted by Section 7.2 of the Arrangement Agreement.

2.     Representations of the Company Shareholder

The Company Shareholder represents and warrants to AcquisitionCo, and hereby acknowledges that the Company and AcquisitionCo are relying upon such representations and warranties, that at the date hereof:

  (a)
  the Company Shareholder is the beneficial owner of, or exercises control or direction over, the Subject Securities and has the power, authority and right to enter into this letter agreement;

  (b)
  none of the Subject Securities are, or will be at the time of the Company Meeting, subject to any voting trust or voting agreement (other than this letter agreement), and there will not be any proxy in existence with respect to any of the Subject Securities except for any proxy given by the Company Shareholder for the purpose of fulfilling the Company Shareholder's obligations hereunder;

  (c)
  no person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto (other than this letter agreement or pursuant to the rights and conditions attaching to the Subject Securities);

  (d)
  this letter agreement has been duly executed and delivered by the Company Shareholder and, assuming the due execution and delivery by AcquisitionCo, constitutes a valid and binding obligation of the Company Shareholder enforceable against it in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity;

  (e)
  neither the entering into of this letter agreement nor the performance by the Company Shareholder of any of the Company Shareholder's obligations under this letter agreement will constitute a breach of any agreement to which the Company Shareholder is a party or by which any of the Company Shareholder's assets or properties (including the Subject Securities) are bound; and

  (f)
  there are and, at all times up to and including the date of the Company Meeting, will be no restrictions on the Subject Securities which would prevent the Company Shareholder from voting any of the Subject Securities which are entitled to vote in favour of the Arrangement Resolution.

3.     Representations and Warranties and Covenants of AcquisitionCo

AcquisitionCo hereby represents and warrants to, and covenants with, the Company Shareholder that:

  (a)
  AcquisitionCo is duly authorized to execute and deliver this letter agreement and the Arrangement Agreement; and

  (b)
  upon acceptance by the Company Shareholder of this letter agreement, this letter agreement will be a valid and binding agreement, enforceable against AcquisitionCo in accordance with its terms and the execution of this letter agreement will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which AcquisitionCo is a party or by which it is bound.

4.     Expenses

AcquisitionCo and the Company Shareholder agree to pay their own respective expenses incurred in connection with this letter agreement.

5.     Termination

It is understood and agreed that the respective rights and obligations hereunder of AcquisitionCo and the Company Shareholder shall cease and this letter agreement shall terminate on the earlier of (a) the Effective Time, (b) the date that the Arrangement Agreement is terminated, (c) the Outside Date, or (d) if the Arrangement is not approved by the Shareholders' Vote at the Company Meeting.

6.     Amendment

Except as expressly set forth herein, this letter agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

7.     Assignment

No party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party.

8.     Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this letter agreement, none of the parties hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than the Purchaser, AcquisitionCo or the Company, or their respective directors, officers and advisors, without the prior written consent of the other parties hereto, except to the extent required by Law. The existence and terms and conditions of this letter agreement may be disclosed by the Purchaser, AcquisitionCo and the Company in the news release of the Company announcing the Arrangement and the Company Circular prepared in respect of the Company Meeting.

9.     Enurement

This letter agreement will be binding upon and enure to the benefit of AcquisitionCo, the Company Shareholder and their respective executors, administrators, successors and permitted assigns.

10.   Applicable Law

This letter agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

11.   Time of the Essence

Time shall be of the essence of this letter agreement.

12.   Remedies

The Company Shareholder agrees that if this letter agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and therefore, without limiting any other remedy available at Law or in equity, an injunction, restraining order, specific performance, and other forms of equitable relief for damages, or any combination thereof shall be available to AcquisitionCo.

13.   Further Assurances

The Company Shareholder shall from time to time and at all times hereafter at the request of AcquisitionCo, acting reasonably, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

14.   Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or scanned e-mail.

 AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of January 12, 2015,

BETWEEN:

                                      REPSOL S.A, a corporation organized under the laws of Spain (the "Purchaser")

                                      – and –

                                      TAPBC ACQUISITION INC., a corporation incorporated under the laws of Canada ("AcquisitionCo")

                                      – and –

                                      TALISMAN ENERGY INC., a corporation amalgamated under the laws of Canada (the "Company")

        WHEREAS the Purchaser, AcquisitionCo and the Company are parties (collectively, the "Parties") to an arrangement agreement (the "Arrangement Agreement") dated as of December 15, 2014;

        AND WHEREAS Section 8.3 of the Arrangement Agreement allows the Parties to amend the Plan of Arrangement by mutual written agreement prior to the Effective Time;

        AND WHEREAS the Parties wish to amend the Plan of Arrangement on the terms and conditions set forth herein;

        AND WHEREAS the Plan of Arrangement, as amended by this Amending Agreement, will be filed with the Court in connection with the application for the Interim Order;

        NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

1.
Definitions.    Capitalized terms used in this Amending Agreement will have the meanings attributed to such terms in the Arrangement Agreement.

2.     Amendments.

  (a)
  Section 7.4(a) of the Arrangement Agreement is hereby amended by deleting the word "Company" in the sixth line and replacing it with "Purchaser Parties"; and

  (b)
  the Plan of Arrangement included as Schedule "B" to the Arrangement Agreement is hereby deleted and replaced in its entirety with the Plan of Arrangement attached hereto as Schedule "A".

3.
Continuing Effect.    Each of the Parties acknowledges and agrees that the Arrangement Agreement, as amended by this Amending Agreement, continues in full force and effect and is hereby confirmed.

4.
Governing Law.    This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Alberta and the Laws of Canada applicable therein, and shall be construed and treated in all respects as an Alberta contract. Each of the Parties hereto irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement.

5.
Counterparts.    This Amending Agreement may be executed in any number of counterparts (including by facsimile, portable document format (PDF) or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitute one and the same instrument. Any Party may execute this Amending Agreement by signing any counterpart.

6.
Binding Effect.    This Amending Agreement shall be binding on and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

        IN WITNESS WHEREOF the Parties have caused this Amending Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

REPSOL S.A.
Per:	/s/ ANTONIO BRUFAU Name: Antonio Brufau Title: Chairman
TAPBC ACQUISITION INC.
Per:	/s/ JOSU JON IMAZ Name: Josu Jon Imaz Title: President
TALISMAN ENERGY INC.
Per:	/s/ HAROLD N. KVISLE Name: Harold N. Kvisle Title: President and Chief Executive Officer
Per:	/s/ ROBERT R. ROONEY Name: Robert R. Rooney Title: Executive Vice-President, Corporate

 SCHEDULE "A"

to the Amending Agreement

[See Appendix C]

 APPENDIX C

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1   Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below and grammatical variations of those terms shall have corresponding meanings:

  (a)
  "AcquisitionCo" means TAPBC Acquisition Inc., a corporation incorporated under the laws of Canada, or its permitted assigns pursuant to the Arrangement Agreement;

  (b)
  "Arrangement" means the arrangement under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement;

  (c)
  "Arrangement Agreement" means the agreement made as of December 15, 2014 between the Purchaser Parties and the Company, and all amendments thereto;

  (d)
  "Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement required under subsection 192(6) of the CBCA;

  (e)
  "business day" means any day other than a Saturday, a Sunday or a statutory holiday in Calgary, Canada; Madrid, Spain; or the State of New York, United States;

  (f)
  "Canadian Dollar Equivalent" means, with respect to any amount that is denominated in United States dollars, the amount of Canadian dollars that is equivalent to such United States dollar-denominated amount based on the noon exchange rate of United States dollars to Canadian dollars on the date that is three Business Days preceding the Effective Date, as reported by the Bank of Canada;

  (g)
  "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

  (h)
  "Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

  (i)
  "Common Shareholders" means the holders of Common Shares;

  (j)
  "Common Shares" means the common shares in the capital of the Company;

  (k)
  "Company" means Talisman Energy Inc., a corporation amalgamated under the laws of Canada;

  (l)
  "Company Circular" means the notice of the Company Meeting and the accompanying management information circular of the Company, including all schedules, appendices and exhibits thereto, sent to the Company Shareholders and Incentive Holders in connection with the Company Meeting, as amended, supplemented or otherwise modified;

  (m)
  "Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, held in accordance with the Arrangement Agreement and the Interim Order to consider the Arrangement;

  (n)
  "Company Option Plan" means the employee stock option plan of the Company dated May 2004;

  (o)
  "Company Options" means the outstanding options to purchase Common Shares granted under the Company Option Plan;

  (p)
  "Company Performance Share Unit Plan" means the performance share unit plan for eligible employees of the Company and its affiliates dated April 1, 2009;

  (q)
  "Company PSUs" means the outstanding performance share units granted under the Company Performance Share Unit Plan;

  (r)
  "Company Shareholders" means, collectively, the Common Shareholders and the Preferred Shareholders;

  (s)
  "Company SRP" means the shareholder rights plan agreement of the Company dated as of March 3, 1999, as amended and restated as of May 4, 2011 between the Company and Computershare Trust Company of Canada, as rights agent;

  (t)
  "Consideration per Common Share" means $8.00;

  (u)
  "Consideration per Preferred Share" means Cdn. $25.00, together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the Effective Date;

  (v)
  "Court" means the Court of Queen's Bench of Alberta;

  (w)
  "Depositary" means the person appointed by AcquisitionCo to act as depositary for the Common Shares and the Preferred Shares in relation to the Arrangement;

  (x)
  "Director" means the Director appointed under section 260 of the CBCA;

  (y)
  "Dissent Rights" means the dissent rights in respect of the Arrangement described in Section 5.1 of this Plan of Arrangement;

  (z)
  "Dissenting Shareholder" means any registered Common Shareholder or registered Preferred Shareholder, as applicable, who is entitled to and does duly and validly exercise Dissent Rights pursuant to Article 5 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

  (aa)
  "Dissenting Shares" means the Common Shares held by Dissenting Shareholders;

  (bb)
  "Effective Date" means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;

  (cc)
  "Effective Time" means the time on the Effective Date at which the Articles of Arrangement are sent to the Director pursuant to subsection 192(6) of the CBCA;

  (dd)
  "Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 192(3) of the CBCA, as such order may be affirmed, amended or modified by the Court or any other court of competent jurisdiction;

  (ee)
  "Incentive Holders" means, collectively, the holders of Company Options and the holders of Company PSUs;

  (ff)
  "Interim Order" means the interim order of the Court pursuant to subsection 192(4) of the CBCA relating to the Arrangement;

  (gg)
  "Interests" means, collectively, the Common Shares, the Company Options, the Company PSUs and, if the Preferred Share Acquisition Condition is satisfied, the Preferred Shares;

  (hh)
  "Letters of Transmittal" means the letters of transmittal in the form enclosed with the Company Circular pursuant to which the Company Shareholders are required to deliver the certificates representing the Common Shares and the Preferred Shares, respectively, in order to receive payment in accordance with this Plan of Arrangement;

  (ii)
  "Liens" means any mortgage, charge, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with similar effect whatsoever;

  (jj)
  "person" includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government or any other entity, whether or not having legal status;

  (kk)
  "Plan of Arrangement", "hereof ", "herein", "hereunder" and similar expressions means this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;

  (ll)
  "Preferred Share Acquisition Condition" means that (i) the Arrangement has been approved by the Preferred Shareholders in accordance with the Interim Order, and (ii) either (A) Dissent Rights have been duly and validly exercised in respect of not more than 10% of the outstanding Preferred Shares or (B) the Purchaser Parties have waived the condition precedent in their favour in the Arrangement Agreement that Dissent Rights have been duly and validly exercised in respect of not more than 10% of the outstanding Preferred Shares;

  (mm)
  "Preferred Shareholders" means the holders of the Preferred Shares;

  (nn)
  "Preferred Shareholders' Approval" means the approval of the Arrangement by the Preferred Shareholders in accordance with the Interim Order;

  (oo)
  "Preferred Shares" means the Cumulative Redeemable Rate Reset First Preferred Shares, Series 1, in the capital of the Company;

  (pp)
  "Purchaser" means Repsol, S.A., a company organized under the laws of Spain;

  (qq)
  "Purchaser Parties" means, collectively, AcquisitionCo and the Purchaser; and

  (rr)
  "Strike Price" means, with respect to any Company Option, the price, denominated in either Canadian dollars or United States dollars, at which the Company Option may be exercised by the holder thereof pursuant to the agreement, certificate or other instrument granting or confirming the grant of the Company Option.

1.2   Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation hereof. Unless something in the subject matter or context is inconsistent therewith, all references to an "Article", "Section" or "paragraph" followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3   Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders. The words "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.4   Date of Any Action

If the date on which any action is required to be taken hereunder by a party is not a business day, such action shall be required to be taken on the next succeeding day that is a business day.

1.5   Time

Time shall be of the essence in every matter, or action contemplated hereunder. All times expressed herein or in the Letters of Transmittal are local time in Calgary, Alberta unless otherwise stipulated herein or therein.

1.6   Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and "$" refers to United States dollars.

1.7   Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations or rules promulgated thereunder from time to time in effect.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1
This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2
This Plan of Arrangement will become effective on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and be binding on the Company, the Purchaser Parties, all Company Shareholders, all Incentive Holders and all other persons, as and from the Effective Time, without any further act or formality required on the part of any person.

2.3
The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set forth therein.

2.4
No portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1   The Arrangement

At the Effective Time, each of the events set forth below shall occur and be deemed to occur in the following sequence, without any further act or formality, unless specifically noted:

  (a)
  the Company SRP shall be terminated and cease to have any further force and effect, and all rights issued under the Company SRP shall be terminated and cancelled for no consideration;

  (b)
  each Company Option outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to, for each Common Share for which the Company Option may be exercised:

  (i)
  the greater of (A) $0.01 and (B) the amount (if any) by which (1) in the case of a Company Option for which the Strike Price is denominated in United States dollars, the Consideration per Common Share exceeds the Strike Price thereof or (2) in the case of a Company Option for which the Strike Price is denominated in Canadian dollars, the Canadian Dollar Equivalent of the Consideration per Common Share exceeds the Strike Price thereof; or

  (ii)
  at the election of the Company, the Canadian Dollar Equivalent of the amount determined in accordance with clause 3.1(b)(i) above,

    in any case less all applicable withholding taxes, and the holders of all such Company Options shall cease to be holders of Company Options and to have any rights as holders of Company Options other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(b);

  (c)
  each Company PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested (on a one-for-one basis without, for certainty, applying any multiplier or factor greater than 1.0 that would result in the number of vested Company PSUs being greater than the number of Company PSUs outstanding and credited, pursuant to the Company Performance Share Unit Plan, to the holders thereof without regard to the Arrangement), terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to

  (i)
  the Consideration per Common Share; or

    (ii)
    at the election of the Company, the Canadian Dollar Equivalent of the Consideration per Common Share,

    in any case less all applicable withholding taxes, and the holders of all such Company PSUs shall cease to be holders of Company PSUs and to have any rights as holders of Company PSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(c);

  (d)
  if the Preferred Share Acquisition Condition is satisfied (as indicated in the attached Schedule), all Preferred Shares held by Dissenting Shareholders immediately prior to the Effective Time shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and such Dissenting Shareholders shall cease to be the holders of such Preferred Shares and to have any rights as holders of such Preferred Shares other than the right to be paid fair value for such Preferred Shares as set forth in Section 5.1 hereof;

  (e)
  all Common Shares held by Dissenting Shareholders immediately prior to the Effective Time shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid fair value for such Common Shares as set forth in Section 5.1 hereof;

  (f)
  if the Preferred Share Acquisition Condition is satisfied (as indicated in the attached Schedule), each Preferred Share outstanding immediately prior to the Effective Time (other than Preferred Shares held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and each Preferred Shareholder whose Preferred Shares are so transferred shall be entitled to receive from AcquisitionCo, for each Preferred Share so transferred, the Consideration per Preferred Share; and

  (g)
  each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and each Common Shareholder whose Common Shares are so transferred shall be entitled to receive from AcquisitionCo, for each Common Share so transferred, the Consideration per Common Share.

3.2   Share Register Updates

As soon as practicable after the Effective Time (a) the names of Common Shareholders who held Common Shares immediately prior to the Effective Time shall be removed from the register of Common Shares maintained by or on behalf of the Company, and AcquisitionCo's name shall be recorded therein as the sole holder of all outstanding Common Shares as of the Effective Time, and (b) if the Preferred Share Acquisition Condition is satisfied, the names of Preferred Shareholders who held Preferred Shares immediately prior to the Effective Time shall be removed from the register of Preferred Shares maintained by or on behalf of the Company, and AcquisitionCo's name shall be recorded therein as the sole holder of all outstanding Preferred Shares as of the Effective Time.

3.3   Preferred Share Acquisition Condition

For certainty, notwithstanding Section 3.1 or anything else contained herein, if the Preferred Share Acquisition Condition has not been satisfied the events set forth in Section 3.1(d) and Section 3.1(f) shall not occur or be deemed to occur. Prior to the filing of the Articles of Arrangement, the Schedule to this Plan of Arrangement shall be completed to indicate whether the Preferred Share Acquisition Condition has been satisfied.

3.4   Paramountcy

From and after the Effective Time, this Plan of Arrangement shall take precedence and priority over any and all Company Options and the Company PSUs issued or outstanding prior to the Effective Time and the terms and conditions thereof, including the terms and conditions of the Company Option Plan, the Company Performance Share Unit Plan and any agreement, certificate or other instrument granting or confirming the grant of the Company Option or Company PSU, as applicable. The rights of any person who held Interests immediately prior to the Effective Time, with respect to such Interests, and the obligations of the Company and the Purchaser in relation thereto, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1   Payment of Consideration

  (a)
  Forthwith following the Effective Time, AcquisitionCo and the Company shall, subject to Section 4.1(b) of this Plan of Arrangement, cause to be paid to the Company Shareholders and the Incentive Holders the amounts payable in respect of Interests required by Section 3.1 of this Plan of Arrangement, as applicable.

  (b)
  Upon surrender to the Depositary for cancellation of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Common Shares or outstanding Preferred Shares that were transferred and acquired pursuant to Section 3.1(f) and Section 3.1(g) hereof, as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholders represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the consideration which such holder has the right to receive under this Plan of Arrangement for such Common Shares and Preferred Shares, less any amounts withheld pursuant to Section 4.3 hereof, and any certificate(s) so surrendered shall forthwith be cancelled.

  (c)
  From and after the Effective Time, each certificate, agreement, letter or other instrument, as applicable, that immediately prior to the Effective Time represented Interests shall be deemed to represent only the right to receive the consideration in respect of such Interests required under this Plan of Arrangement, less any amounts withheld pursuant to Section 4.3 hereof. Any such certificate formerly representing Common Shares or Preferred Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of the Company or the Purchaser Parties. On such date, any and all consideration to which such former holder of Common Shares or Preferred Shares was entitled shall be deemed to have been surrendered to AcquisitionCo.

  (d)
  Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Time, shall be returned by the Depositary to AcquisitionCo. Any right or claim to payment hereunder that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Interests to receive the consideration for such Interests pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited for no consideration.

  (e)
  No former holder of Interests shall be entitled to receive any consideration with respect to such Interests other than the consideration to which such former holder is entitled to receive in accordance with Section 3.1, this Section 4.1 and, as applicable, Section 5.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment thereon or in connection therewith.

4.2   Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Preferred Shares that were transferred pursuant to Section 3.1(f) or Section 3.1(g) of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, AcquisitionCo or the Depositary, as applicable, will issue and deliver in exchange for such lost, stolen or destroyed certificate, the consideration to which the holder is entitled pursuant to this Plan of Arrangement. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such consideration is to be issued and delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to AcquisitionCo (acting reasonably) in such sum as AcquisitionCo may direct, or otherwise indemnify

AcquisitionCo in a manner satisfactory to AcquisitionCo, acting reasonably, against any claim that may be made against AcquisitionCo with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3   Withholding Rights

The Company, AcquisitionCo and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any Company Shareholder or Incentive Holder under this Plan of Arrangement (including any amounts payable pursuant to Section 5.1 hereof), such amounts as the Company, AcquisitionCo or the Depositary, as applicable, determines, acting reasonably, are required to be deducted and withheld from such consideration in accordance with the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), the United States Internal Revenue Code of 1986, or any provision of any other applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such withholding was made, provided that such deducted and withheld amounts are remitted to the appropriate taxing authority.

ARTICLE 5
DISSENT RIGHTS

5.1   Dissent Rights

Registered Common Shareholders and registered Preferred Shareholders may exercise Dissent Rights with respect to the Common Shares and Preferred Shares, respectively, held by such registered holders in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 5.1, provided that registered Company Shareholders who duly and validly exercise such Dissent Rights and who:

  (a)
  are ultimately entitled to be paid fair value for their Common Shares or their Preferred Shares, as applicable, shall (i) be deemed not to have participated in the transactions in Section 3.1 hereof, other than Section 3.1(d) and Section 3.1(e), as applicable, (ii) be paid an amount equal to such fair value by AcquisitionCo, (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such registered Company Shareholders not exercised their Dissent Rights in respect of such Common Shares or Preferred Shares, and (iv) be deemed to have transferred their Dissenting Shares to AcquisitionCo in accordance with Section 3.1(e) and Section 3.1(d) hereof, as applicable, notwithstanding the provisions of section 190 of the CBCA; or

  (b)
  are ultimately not entitled, for any reason, to be paid fair value for their Common Shares or their Preferred Shares, as applicable, shall (i) be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Common Shares or Preferred Shares, as applicable, and (ii) be entitled to receive only the consideration contemplated in Section 3.1(f) or Section 3.1(g) hereof, as applicable, that such Company Shareholder would have received pursuant to the Arrangement if such Company Shareholder had not exercised Dissent Rights;

  provided, however, that no registered Preferred Shareholder who has exercised its Dissent Rights shall be entitled to be paid the fair value for its Preferred Shares if the Preferred Share Acquisition Condition is not satisfied; and provided further that in no case shall the Company, either Purchaser Party or any other person be required after the Effective Time to recognize any Company Shareholder who exercises Dissent Rights as a holder of Common Shares or, if the Preferred Share Acquisition Condition is satisfied, Preferred Shares, as the case may be, and the names of such Company Shareholders who exercise Dissent Rights shall be removed from the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company, as of the Effective Time. Notwithstanding section 190 of the CBCA, AcquisitionCo, and not the Company, shall be required to pay the amount described in subsection 190(3) of the CBCA (as modified by the Interim Order) to a registered Company Shareholder who duly and validly exercises Dissent Rights and is ultimately entitled to be paid fair value for the Common Shares or Preferred Shares, as applicable, provided that if AcquisitionCo fails to pay such amount, then the Company shall be required to do so.

ARTICLE 6
AMENDMENT

6.1   Amendment of this Plan of Arrangement

  (a)
  The Company, the Purchaser and AcquisitionCo reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is (i) filed with the Court and, if made following the Company Meeting, approved by the Court, and (ii) communicated to Company Shareholders or Incentive Holders in the manner required by the Court (if so required).

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, the Purchaser and AcquisitionCo at any time prior to or at the Company Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only (i) if it is consented to by the Company, the Purchaser and AcquisitionCo (each acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Common Shareholders or the Preferred Shareholders, as applicable, in the manner and as otherwise directed by the Court.

  (d)
  This Plan of Arrangement may be amended, modified or supplemented following the Effective Date unilaterally by AcquisitionCo, provided that it concerns a matter that, in the reasonable opinion of AcquisitionCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any holder of Interests.

SCHEDULE

THIS IS THE SCHEDULE to the Plan of Arrangement under section 192 of the Canada Business Corporations Act involving, among others, Talisman Energy Inc. and Repsol S.A. implemented pursuant to the Arrangement Agreement made as of December 15, 2014 among Repsol S.A., TAPBC Acquisition Inc. and Talisman Energy Inc., as amended.

Preferred Share Acquisition Condition satisfied:        [YES / NO]

 APPENDIX D

INTERIM ORDER

Court File Number	1501-00042	Clerk's stamp
Court	COURT OF QUEEN'S BENCH OF ALBERTA
Judicial Centre	CALGARY
Matter	IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, RSC 1985, c C-44, AS AMENDED,
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TALISMAN ENERGY INC., ET AL.
Applicant	TALISMAN ENERGY INC.
Respondent	Not Applicable
Document	INTERIM ORDER
Address for Service and Contact Information of Party Filing this Document	Norton Rose Fulbright Canada LLP 3700 Devon Tower 400 3 Avenue SW Calgary, Alberta T2P 4H2 Phone: +1 403-267-8140 Fax: +1 403-264-5973
Attention: Steven H. Leitl
File No. 01117467-0416

DATE ON WHICH ORDER WAS PRONOUNCED:	January 13, 2015
NAME OF JUDGE WHO MADE THIS ORDER:	The Honourable Justice K. Eidsvik
LOCATION OF HEARING:	Calgary Courts Centre

    UPON the Originating Application (the "Originating Application") of Talisman Energy Inc. (the "Applicant" or the "Company");

    AND UPON reading the Originating Application, the affidavit of Paul Smith, sworn January 12, 2015 (the "Affidavit") and the documents referred to therein;

    AND UPON being advised that notice of the Originating Application has been given to the Director (the "Director") appointed under section 260 of the Canada Business Corporations Act, RSC 1985, c C-44, as amended, (the "CBCA") and that the Director does not consider it necessary to appear;

    AND UPON HEARING counsel for the Applicant;

FOR THE PURPOSES OF THIS ORDER:

  (a)
  the capitalized terms not defined in this Order (the "Order") shall have the meanings attributed to them in the draft management proxy circular of the Applicant (the "Information Circular") which is attached as Exhibit "A" to the Affidavit; and

  (b)
  all references to "Arrangement" used herein mean the arrangement as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Schedule "B" to the arrangement agreement (the "Arrangement Agreement") among the Applicant, Repsol S.A. (the "Purchaser") and TAPBC Acquisition Inc. ("AcquisitionCo"), which Arrangement Agreement is attached as Appendix B of the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1.
The Applicant shall seek approval of the Arrangement as described in the Information Circular by holders of Common Shares and Series 1 Preferred Shares of the Applicant (the "Shareholders") in the manner set forth below.

The Meeting

2.
The Applicant shall call and conduct a special meeting (the "Meeting") of Shareholders on or about February 18, 2015. At the Meeting, the Shareholders will consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix A to the Information Circular (the "Arrangement Resolution") and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

3.
A quorum at the Meeting:

(a)
for holders of Common Shares, shall be at least two persons present in person or represented by proxy who are entitled to vote issued Common Shares representing, in the aggregate, not less than twenty-five percent of the votes entitled to be cast at the Meeting by holders of such shares; and

(b)
for holders of Series 1 Preferred Shares, shall be at least one person present in person or represented by proxy who is entitled to vote issued Series 1 Preferred Shares representing, in the aggregate, not less than twenty-five percent of the votes entitled to be cast at the Meeting by holders of such shares.

  A quorum of holders of Common Shares shall be required for the Meeting to proceed. A quorum of holders of Series 1 Preferred Shares shall be required for the vote by Preferred Shareholders on the Arrangement Resolution to proceed; however, the lack of a quorum of Preferred Shareholders shall not prevent the Meeting from proceeding nor the holders of Common Shares from voting on the Arrangement Resolution.

4.
If within 30 minutes from the time appointed for the Meeting, a quorum of holders of Common Shares is not present, the Meeting shall stand adjourned to a date not less than two (2) and not more than 30 days later, as may be determined by the Chair of the Meeting. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present, the Common Shareholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

5.
Each Common Share and each Series 1 Preferred Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting as provided below.

6.
The record date for Shareholders entitled to receive notice of and vote at the Meeting shall be January 9, 2015 (the "Record Date"). Only Shareholders whose names have been entered on the applicable register of Shareholders as at 5:00 p.m. (Calgary time) on the Record Date will be entitled to receive notice of and to vote at the Meeting provided that, to the extent a Shareholder transfers the ownership of any shares after the Record Date and the transferee of those shares produces properly endorsed certificates therefor or otherwise establishes ownership of such shares and demands, not later than 10 days before the Meeting, to be included on the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

7.
The Meeting shall be called, held and conducted in accordance with the applicable provisions of the CBCA, the articles and by-laws of the Applicant in effect at the relevant time, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the CBCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

Conduct of the Meeting

8.
The only persons entitled to attend the Meeting shall be Shareholders or their authorized proxy holders, holders of options to purchase Common Shares and holders of performance share units of the Company, the Applicant's directors and officers and its auditors, the Applicant's legal counsel, representatives and legal counsel of other parties to the Arrangement, the Director, and such other persons who may be permitted to attend by the Chair of the Meeting.

9.
The number of votes required to pass the Arrangement Resolution shall be:

(a)
at least two-thirds of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting, voting separately as a class; and

(b)
at least two-thirds of the votes cast by holders of Preferred Shares present in person or represented by proxy at the Meeting, voting separately as a class;

  provided that approval of the holders of Preferred Shares is not a condition to the completion of the Arrangement and is only required in order for the holders of Preferred Shares to participate in the Arrangement.

10.
To be valid, a proxy must be deposited with Computershare Trust Company of Canada, the Company's registrar and transfer agent, in the manner described in the Information Circular.

11.
The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

12.
The Applicant is authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as the Applicant deems advisable, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as the Applicant determines is appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postponed, as the context allows.

Amendments to the Arrangement

13.
The Applicant is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Plan of Arrangement and the Arrangement Agreement. The Arrangement as so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without the need to return to this Court to amend this Order.

Amendments to Meeting Materials

14.
The Applicant is authorized to make such amendments, revisions or supplements ("Additional Information") to the Information Circular, forms of proxies ("Proxies"), notice of the Meeting ("Notice of Meeting"), form of letter of transmittal ("Letter of Transmittal") and notice of Originating Application ("Notice of Originating Application") as it may determine, and the Applicant may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)
the Applicant shall advise the Shareholders of the material change or material fact by disseminating a news release (a "News Release") in accordance with applicable securities laws and the policies of the Toronto Stock Exchange and the New York Stock Exchange; and

  (b)
  provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Information Circular to the Shareholders or otherwise give notice to the Shareholders of the material change or material fact other than dissemination of the News Release as aforesaid.

Dissent Rights

15.
The registered holders of the Common Shares and the Series 1 Preferred Shares of the Applicant are, subject to the provisions of this Order and the Plan of Arrangement, accorded the right to dissent under section 190 of the CBCA with respect to the Arrangement Resolution and the right be paid the fair value of their Shares by AcquisitionCo in respect of which such right to dissent was validly exercised, provided that no Preferred Shareholder who has exercised such holder's rights to dissent shall be entitled to be paid the fair value for such holder's Series 1 Preferred Shares unless the following conditions are satisfied: (i) Preferred Shareholders approve the Arrangement Resolution by at least 66 2/3% of the votes cast by all Preferred Shareholders present in person or represented by proxy at the Meeting and (ii) either (A) dissent rights have been duly and validly exercised in respect of not more than 10% of the outstanding Series 1 Preferred Shares or (B) the Purchaser and AcquisitionCo have waived the condition precedent in their favour in the Arrangement Agreement that dissent rights have been duly and validly exercised in respect of not more than 10% of the outstanding Series 1 Preferred Shares (collectively, the conditions in this paragraph for Preferred Shareholders to be paid the fair value for the Series 1 Preferred Shares are the "Preferred Share Acquisition Condition")).

16.
In order for a registered Shareholder (a "Dissenting Shareholder") to exercise such right to dissent under section 190 of the CBCA the following conditions must be satisfied:

(a)
the Dissenting Shareholder's written objection to the Arrangement Resolution must be received by the Applicant, care of its solicitors, Norton Rose Fulbright Canada LLP, not later than 4:00 p.m. (Calgary time) on February 17, 2015, or, if the Meeting is adjourned or postponed, not later than 4:00 p.m. (Calgary time) on the business day immediately preceding the date that any adjournment or postponement of the Meeting is reconvened or held, as the case may be;

(b)
a vote against the Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under clause 16(a) herein;

(c)
a dissenting Common Shareholder must not have voted any of his or her Common Shares in favour of the Arrangement Resolution, either by proxy or in person;

(d)
a dissenting Preferred Shareholder must not have voted any of his or her Series 1 Preferred Shares in favour of the Arrangement Resolution, either by proxy or in person;

(e)
a Shareholder may not exercise the right to dissent in respect of only a portion of the Shareholder's Shares, but may dissent only with respect to all of the Shares of a class held by the Shareholder;

(f)
no dissenting Preferred Shareholder who has exercised its dissent rights shall be entitled to be paid the fair value for its Series 1 Preferred Shares unless the Preferred Share Acquisition Condition has been satisfied; and

(g)
the exercise of such right to dissent must otherwise comply with the requirements of section 190 of the CBCA, as modified and supplemented by this Order and the Plan of Arrangement.

17.
The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by the Common Shareholders and shall be paid to the Dissenting Shareholders by AcquisitionCo as contemplated by the Plan of Arrangement and this Order.

18.
Dissenting Shareholders who validly exercise their right to dissent, as set out in paragraphs 15 and 16 above, and who:

(a)
are determined to be entitled to be paid the fair value of their shares, shall be deemed to have transferred such shares as of the effective time of the Arrangement (the "Effective Time"), without any further act or formality and free and clear of all liens, claims and encumbrances, to AcquisitionCo in exchange for the right to be paid the fair value of the shares; or

  (b)
  are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder of such class and such shares, if the class thereof participates in the Arrangement, will be deemed to be exchanged for the right to receive the consideration for such class of shares under the Arrangement, but in no event shall the Applicant, AcquisitionCo or any other person be required to recognize such Shareholders as holders of Common Shares or, if they participate in the Arrangement, Series 1 Preferred Shares, as the case may be, after the Effective Time, and the names of such Shareholders shall be removed from the applicable register of shares.

19.
Subject to further order of this Court, the rights available to Shareholders under the CBCA, as amended by this Order, to dissent from the Arrangement Resolution shall constitute full and sufficient dissent rights for the Shareholders with respect to the Arrangement Resolution.

20.
Notice to the Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the CBCA as amended by this Order, the fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Shareholders in accordance with paragraph 21 of this Order.

Notice

21.
The Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order) together with the Notice of the Meeting, the Proxies, the Notice of Originating Application, this Order and any other communications or documents determined by the Applicant to be necessary or advisable including the Letter of Transmittal (collectively, the "Meeting Materials"), shall be sent to those Shareholders who hold Common Shares or Series 1 Preferred Shares, as of the Record Date, holders of outstanding Company Options and Company PSUs, the directors of the Applicant, the auditors of the Applicant, and the Director by one or more of the following methods:

(a)
in the case of registered Shareholders and Incentive Holders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as of the Record Date not later than 21 days prior to the Meeting;

(b)
in the case of non-registered Shareholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54-101 — Communication With Beneficial Owners of Securities of a Reporting Issuer; and

(c)
in the case of the directors and auditors of the Applicant, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the Meeting.

22.
Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Shareholders, the Incentive Holders, the directors and auditors of the Applicant of:

(a)
the Originating Application;

(b)
this Order;

(c)
the Notice of the Meeting; and

(d)
the Notice of Originating Application.

Final Application

23.
Subject to further order of this Court, and provided that the holders of Common Shares have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final Order of the Court approving the Arrangement (the "Final Order") on February 20, 2015 at 10:00 a.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the certificate of arrangement, the Applicant, AcquisitionCo, all Shareholders, all Incentive Holders and all other persons affected will be bound by the Arrangement in accordance with its terms.

24.
Any Shareholder or other interested party (each an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant, on or before 4:00 p.m. (Calgary time) on February 13, 2015, a notice of intention to appear ("Notice of Intention to Appear") including the Interested Party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by service upon the solicitors for the Applicant, Norton Rose Fulbright Canada LLP.

25.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 24 of this Order, shall have notice of the adjourned date.

Extra-Territorial Assistance

26.
The Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in Canada and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Leave to Vary Interim Order

27.
The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

/s/ JUSTICE K. EIDSVIK Judge of the Court of Queen's Bench of Alberta

 APPENDIX E

OPINIONS OF GOLDMAN SACHS CANADA INC.

Goldman Sachs Canada Inc.    I    Royal Trust Tower    I    77 King Street West, Suite 3400, P.O. Box 38    I    Toronto, Ontario M5K 1B7

PERSONAL AND CONFIDENTIAL

December 15, 2014

Board of Directors
Talisman Energy Inc.
Suite 2000, 888 – 3rd Street SW
Calgary, Alberta
T2P 5C5

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Repsol S.A. ("Repsol") and its affiliates) of the outstanding common shares (the "Shares") of Talisman Energy Inc. (the "Company") of the US$8.00 in cash per Share to be paid to such holders pursuant to the Arrangement Agreement, dated as of December 15, 2014 (the "Agreement"), by and among Repsol, TAPBC Acquisition Inc., a wholly-owned subsidiary of Repsol, and the Company.

Goldman Sachs Canada Inc. and its affiliates (collectively, "Goldman Sachs") are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Repsol, any of their respective affiliates and third parties, including CaixaBank, S.A. ("Caixa"), a significant shareholder of Repsol, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction"). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive compensation. We also have provided certain financial advisory and/or underwriting services to Repsol and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor in connection with the sale of its global liquefied natural gas business in January 2014. We also have provided certain financial advisory and/or underwriting services to Caixa and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted

Securities Services Provided by Goldman, Sachs & Co.

Board of Directors
Talisman Energy Inc.
December 15, 2014

as joint book-running manager with respect to the offering of the 3.125% Senior Bonds due May 2018 (aggregate principal amount €1,000,000,000), the 2.50% Notes due April 2017 (aggregate principal amount €1,000,000,000), the 5% Callable Bonds due November 2023 (aggregate principal amount €750,000,000) and as joint book-running manager for the placement of block shares of Caixa and bond issue exchangeable into shares of Caixa in November 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, Repsol, Caixa and their respective affiliates, for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the annual reports to shareholders and the Annual Information Forms of the Company for the five fiscal years ended December 31, 2013; certain quarterly reports to shareholders of the Company; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; an internally prepared report with respect to the estimated oil and gas reserves of the Company dated February 27, 2014 with an effective date of December 31, 2013 and certain other internal estimates of the oil and gas reserves and resources of the Company prepared by its management, as approved for our use by the Company (collectively, the "Company Reports"); and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Company Reports have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and, except for the Company Reports, we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of oil and gas reserves and resources and, with your consent, we have relied solely upon the Company Reports without independent verification thereof. Senior management of the Company has provided us, in a certificate dated the date hereof, representations regarding, among other things, the accuracy of information, data and other materials (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have also assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company. This opinion addresses only the fairness from a financial point of view to the holders (other than Repsol and its affiliates) of Shares, as of the date hereof, of the US$8.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and this opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, any allocation between the holders of Shares and the holders of Series 1 Preferred Shares (as defined

Board of Directors
Talisman Energy Inc.
December 15, 2014

in the Agreement) of the aggregate consideration payable pursuant to the Agreement, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities not addressed herein, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the US$8.00 in cash per Share to be paid to the holders (other than Repsol and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Repsol or the ability of the Company or Repsol to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or take any action with respect to such Transaction, or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the US$8.00 in cash per Share to be paid to the holders of Shares (other than Repsol and its affiliates) pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(This page has been left blank intentionally.)

Goldman Sachs Canada Inc.    I    Royal Trust Tower    I    77 King Street West, Suite 3400, P.O. Box 38    I    Toronto, Ontario M5K 1B7

PERSONAL AND CONFIDENTIAL

December 15, 2014

Board of Directors
Talisman Energy Inc.
Suite 2000, 888 – 3rd Street SW
Calgary, Alberta
T2P 5C5

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Repsol S.A. ("Repsol") and its affiliates) of the outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 (the "Preferred Shares"), of Talisman Energy Inc. (the "Company") of the Cdn$25.00 in cash per Preferred Share, plus accrued but unpaid dividends thereon to but excluding the Effective Date (as defined in the Agreement, as defined below), to be paid to such holders pursuant to the Arrangement Agreement, dated as of December 15, 2014 (the "Agreement"), by and among Repsol, TAPBC Acquisition Inc., a wholly-owned subsidiary of Repsol, and the Company.

Goldman Sachs Canada Inc. and its affiliates (collectively, "Goldman Sachs") are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Repsol, any of their respective affiliates and third parties, including CaixaBank, S.A. ("Caixa"), a significant shareholder of Repsol, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction"). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive compensation. We also have provided certain financial advisory and/or underwriting services to Repsol and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor in connection with the sale of its global liquefied natural gas business in January 2014. We also have provided certain financial advisory and/or underwriting services to Caixa and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint book-running manager with respect to the offering of the 3.125% Senior Bonds due May 2018 (aggregate principal amount €1,000,000,000), the 2.50% Notes due April 2017 (aggregate principal amount €1,000,000,000), the 5% Callable Bonds due November 2023 (aggregate principal amount €750,000,000) and as joint book-running

Securities Services Provided by Goldman, Sachs & Co.

Board of Directors
Talisman Energy Inc.
December 15, 2014

manager for the placement of block shares of Caixa and bond issue exchangeable into shares of Caixa in November 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, Repsol, Caixa and their respective affiliates, for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the annual reports to shareholders and the Annual Information Forms of the Company for the five fiscal years ended December 31, 2013; certain quarterly reports to shareholders of the Company; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; the prospectus supplement, dated December 5, 2011, to the short form base shelf prospectus, dated March 22, 2010, of the Company relating to the public offering of the Preferred Shares; an internally prepared report with respect to the estimated oil and gas reserves of the Company dated February 27, 2014 with an effective date of December 31, 2013 and certain other internal estimates of the oil and gas reserves and resources of the Company prepared by its management, as approved for our use by the Company (collectively, the "Company Reports"); and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Preferred Shares; reviewed the terms of the Preferred Shares as set forth in the Articles of Amendment of the Company, dated December 7, 2011; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, including stock market information relating to rate reset preferred shares of certain Canadian companies in the energy and energy related industries; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Company Reports have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and, except for the Company Reports, we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of oil and gas reserves and resources and, with your consent, we have relied solely upon the Company Reports without independent verification thereof. Senior management of the Company has provided us, in a certificate dated the date hereof, representations regarding, among other things, the accuracy of information, data and other materials (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have also assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company. This opinion addresses only the fairness from a financial point of view to the holders (other than Repsol and its affiliates) of Preferred Shares, as of the date hereof, of the Cdn$25.00 in cash per Preferred Share, plus accrued but unpaid dividends thereon to but excluding the Effective Date, to be paid to such holders pursuant to the Agreement. We do not express any view on, and this opinion does not address, any other term or

Board of Directors
Talisman Energy Inc.
December 15, 2014

aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, any allocation between the holders of Preferred Shares and the holders of Common Shares (as defined in the Agreement) of the aggregate consideration payable pursuant to the Agreement, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities not addressed herein, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Cdn$25.00 in cash per Preferred Share, plus accrued but unpaid dividends thereon to but excluding the Effective Date, to be paid to the holders (other than Repsol and its affiliates) of Preferred Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Repsol or the ability of the Company or Repsol to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Preferred Shares should vote or take any action with respect to such Transaction, or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cdn$25.00 in cash per Preferred Share, plus accrued but unpaid dividends thereon to but excluding the Effective Date, to be paid to the holders of Preferred Shares (other than Repsol and its affiliates) pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

 APPENDIX F

OPINIONS OF NOMURA SECURITIES INTERNATIONAL, INC.

STRICTLY CONFIDENTIAL

December 15, 2014

TALISMAN ENERGY INC.
Suite 2000
888 – 3rd Street S.W.
Calgary, Alberta
Canada T2P 5C5

Members of the Board of Directors:

        We understand that Talisman Energy Inc., a corporation amalgamated under the laws of Canada (the "Company"), Repsol S.A., a corporation organized under the laws of Spain ("Parent"), and TAPBC Acquisition Inc., a Canadian corporation and wholly owned subsidiary of Parent ("Purchaser"), propose to enter into an Arrangement Agreement, to be dated as of the date hereof (the "Agreement"), pursuant to a statutory plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act, pursuant to which Purchaser will acquire (i) all of the issued and outstanding common shares, with no par value, of the Company (the "Shares") for consideration of US$8.00 in cash per Share (the "Consideration") (other than Shares that are owned by (a) Parent or any subsidiary of Parent or (b) holders that have properly exercised their rights of dissent in respect of the Arrangement described in the Agreement (collectively, the "Excluded Shares")), and (ii) all of the issued and outstanding cumulative redeemable rate reset first preferred shares, Series I, of the Company for consideration of C$25.00 in cash per preferred share (other than preferred shares that are owned by (a) Parent or any subsidiary of Parent or (b) holders that have properly exercised their rights of dissent in respect of the Arrangement described in the Agreement). The terms and conditions of the Arrangement are more fully set forth in the Agreement.

        You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of the Shares (other than holders of Excluded Shares) of the Consideration to be received in the Arrangement by the holders of such Shares.

        Nomura Securities International, Inc. ("Nomura") has acted as financial advisor to the Company in connection with the Arrangement and will receive a fee for its services, a portion of which is payable upon announcement of, or execution of a definitive agreement with respect to, the Arrangement, and a significant portion of which is contingent upon consummation of the Arrangement. In addition, the Company has also agreed to reimburse Nomura's expenses and indemnify Nomura against certain liabilities arising out of its engagement. Nomura and its affiliates have provided and are currently providing certain investment banking services to the Company. Nomura and its affiliates have also provided certain investment banking services to Parent for which we have received compensation including advising Parent in connection with the preparation of a valuation report for Parent's claim regarding the expropriation by the Republic of Argentina of assets of YPF SA owned by Parent. Nomura and its affiliates may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which Nomura and its affiliates may receive compensation. Nomura and its affiliates are engaged in financial services, including, without limitation, investment banking, financial advisory, corporate finance, retail banking, securities and derivatives trading, asset finance, merchant banking and asset management. In the ordinary course of business, Nomura, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, the equity, debt or other securities or financial instruments (including bank loans and other obligations) of the Company and/or

Parent or any currency or commodity that may be involved in the Arrangement and, accordingly, may at any time hold a long or short position in such securities, instruments, currencies or commodities (or in related derivatives).

        Although this opinion was approved by our Fairness Opinion Committee, our opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available to the Company or the Company's underlying business decision to effect the Arrangement. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Arrangement. Our opinion does not address the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Arrangement. We express no opinion as to the prices at which the Shares will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the Company, Parent and Purchaser will comply with all material terms of the Agreement, and (iii) the Arrangement will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any adverse effect on the Company, Parent or the expected benefits of the Arrangement in any way meaningful to our analysis. We do not express any opinion as to any tax or other consequences that might result from the Arrangement, nor does our opinion address any legal, regulatory, tax or accounting issues and we have relied on the assessments made by the Company and its advisors with respect to such issues. At your direction, we facilitated discussions between the Company and Parent, and between the Company and a third party, in each case regarding a potential business combination with the Company.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company, including public filings of the Company with the Securities and Exchange Commission and Canadian securities commissions; (ii) reviewed certain publicly available research analyst reports for the Company; (iii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by management of the Company; (iv) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (v) performed a discounted cash flow analysis of the Company in which we analyzed the future cash flows of the Company using financial forecasts and estimates prepared by the management of the Company; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) compared the financial terms of the Arrangement with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of the Shares; (ix) reviewed a draft, dated December 14, 2014, of the Agreement; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. We also have not evaluated, and do not express an opinion as to the impact of the Arrangement on, the solvency, viability or fair value of the Company or Parent under any provincial, state or federal law relating to bankruptcy, insolvency or similar matters or the ability of the Company or Parent to pay its obligations when they become due. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts and estimates or the assumptions on which they are based. We express no opinion regarding the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or class of such persons, whether relative to the Consideration or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares (other than holders of Excluded Shares) in the Arrangement is fair, from a financial point of view, to the holders of such Shares.

        This opinion is provided solely for the benefit of the Board of Directors, in its capacity as such, in connection with, and for the purpose of, its evaluation of the Arrangement. Our engagement and opinion are not on behalf of, and are not intended to confer rights or remedies upon, any holders of Shares of the Company or Parent or any other person and may not be used or relied upon by any third party for any purpose, without our prior written consent.

Very truly yours,

Nomura Securities International, Inc.

(This page has been left blank intentionally.)

STRICTLY CONFIDENTIAL

December 15, 2014

TALISMAN ENERGY INC.
Suite 2000
888 – 3rd Street S.W.
Calgary, Alberta
Canada T2P 5C5

Members of the Board of Directors:

        We understand that Talisman Energy Inc., a corporation amalgamated under the laws of Canada (the "Company"), Repsol S.A., a corporation organized under the laws of Spain ("Parent"), and TAPBC Acquisition Inc., a Canadian corporation and wholly owned subsidiary of Parent ("Purchaser"), propose to enter into an Arrangement Agreement, to be dated as of the date hereof (the "Agreement"), pursuant to a statutory plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act, pursuant to which Purchaser will acquire (i) all of the issued and outstanding common shares, with no par value, of the Company for consideration of US$8.00 in cash per common share (other than common shares that are owned by (a) Parent or any subsidiary of Parent or (b) holders that have properly exercised their rights of dissent in respect of the Arrangement described in the Agreement), and (ii) all of the issued and outstanding cumulative redeemable rate reset first preferred shares, Series I, of the Company (the "Preferred Shares") for consideration of C$25.00 in cash per Preferred Share (the "Preferred Share Consideration") (other than Preferred Shares that are owned by (a) Parent or any subsidiary of Parent or (b) holders that have properly exercised their rights of dissent in respect of the Arrangement described in the Agreement (collectively, the "Excluded Shares")). The terms and conditions of the Arrangement are more fully set forth in the Agreement.

        You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of the Preferred Shares (other than holders of Excluded Shares) of the Preferred Share Consideration to be received in the Arrangement by the holders of such Preferred Shares.

        Nomura Securities International, Inc. ("Nomura") has acted as financial advisor to the Company in connection with the Arrangement and will receive a fee for its services, a portion of which is payable upon announcement of, or execution of a definitive agreement with respect to, the Arrangement, and a significant portion of which is contingent upon consummation of the Arrangement. In addition, the Company has also agreed to reimburse Nomura's expenses and indemnify Nomura against certain liabilities arising out of its engagement. Nomura and its affiliates have provided and are currently providing certain investment banking services to the Company. Nomura and its affiliates have also provided certain investment banking services to Parent for which we have received compensation including advising Parent in connection with the preparation of a valuation report for Parent's claim regarding the expropriation by the Republic of Argentina of assets of YPF SA owned by Parent. Nomura and its affiliates may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which Nomura and its affiliates may receive compensation. Nomura and its affiliates are engaged in financial services, including, without limitation, investment banking, financial advisory, corporate finance, retail banking, securities and derivatives trading, asset finance, merchant banking and asset management. In the ordinary course of business, Nomura, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, the equity, debt or other securities or financial instruments (including bank loans and other obligations) of the Company and/or

Parent or any currency or commodity that may be involved in the Arrangement and, accordingly, may at any time hold a long or short position in such securities, instruments, currencies or commodities (or in related derivatives).

        Although this opinion was approved by our Fairness Opinion Committee, our opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available to the Company or the Company's underlying business decision to effect the Arrangement. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Arrangement. Our opinion does not address the terms, other than the Preferred Share Consideration to the extent expressly specified herein, of the Agreement or the form of the Arrangement. We express no opinion as to the prices at which the Preferred Shares will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the Company, Parent and Purchaser will comply with all material terms of the Agreement, and (iii) the Arrangement will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any adverse effect on the Company, Parent or the expected benefits of the Arrangement in any way meaningful to our analysis. We do not express any opinion as to any tax or other consequences that might result from the Arrangement, nor does our opinion address any legal, regulatory, tax or accounting issues and we have relied on the assessments made by the Company and its advisors with respect to such issues. At your direction, we facilitated discussions between the Company and Parent, and between the Company and a third party, in each case regarding a potential business combination with the Company.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company, including public filings of the Company with the Securities and Exchange Commission and Canadian securities commissions; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) compared the Preferred Share Consideration to the redemption price of the Preferred Shares; (v) performed a dividend discount analysis of the Preferred Shares; (vi) reviewed current and historical market prices of the Preferred Shares; (vii) reviewed a draft, dated December 14, 2014, of the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. We also have not evaluated, and do not express an opinion as to the impact of the Arrangement on, the solvency, viability or fair value of the Company or Parent under any provincial, state or federal law relating to bankruptcy, insolvency or similar matters or the ability of the Company or Parent to pay its obligations when they become due. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts and estimates or the assumptions on which they are based. We express no opinion regarding the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or class of such persons, whether relative to the Preferred Share Consideration or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Preferred Share Consideration to be received by the holders of Preferred Shares (other than holders of Excluded Shares) in the Arrangement is fair, from a financial point of view, to the holders of such Preferred Shares.

        This opinion is provided solely for the benefit of the Board of Directors, in its capacity as such, in connection with, and for the purpose of, its evaluation of the Arrangement. Our engagement and opinion are not on behalf of, and are not intended to confer rights or remedies upon, any holders of Preferred Shares of the Company or Parent or any other person and may not be used or relied upon by any third party for any purpose, without our prior written consent.

Very truly yours,

Nomura Securities International, Inc.

 APPENDIX G

VOTING INFORMATION

 VOTING INFORMATION

        Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed thereto in the "Glossary" section of the Information Circular to which this Appendix is attached.

        If you are a Common Shareholder or Preferred Shareholder and have any questions or require more information with regard to voting your Common Shares or Preferred Shares, please contact the Company's proxy solicitation agent, Kingsdale Shareholder Services, by (i) toll-free telephone in North America at 1-866-581-1570 or by collect call at 1-416-867-2272, or (ii) email at contactus@kingsdaleshareholder.com.

Who is soliciting my proxy?

        The management of the Company is soliciting your proxy for use at the Meeting.

What will I be voting on?

        If you are a Common Shareholder, you will be voting on the Arrangement Resolution to approve the Arrangement, and if you are a Preferred Shareholder, you will be voting on the Arrangement Resolution to approve the Arrangement, in each case, as more particularly described in the Information Circular to which this Appendix is attached.

Which classes of securities are voting?

        There will be two separate class votes. The Common Shareholders will vote as a single class and the Preferred Shareholders will vote as a single class. Approval of the Arrangement Resolution by the Common Shareholders is a condition to the completion of the Arrangement. Approval of the Arrangement Resolution by the Preferred Shareholders is not a condition to the completion of the Arrangement. If the Arrangement Resolution is not approved by the Preferred Shareholders voting as a single class, and the conditions to completion of the Arrangement, including approval of the Arrangement Resolution by the Common Shareholders, are satisfied or waived, the Preferred Shares will be excluded from the Arrangement and remain outstanding following completion of the Arrangement.

How many votes do I have?

        Subject to the voting restrictions noted below, the Common Shareholders and the Preferred Shareholders will each have one vote for each Common Share and Preferred Share, as applicable, held as at 5:00 p.m. (Calgary time) on January 9, 2015, which is the Record Date for the Meeting.

How many Shares are eligible to vote?

        As of January 13, 2015, there were 1,036,166,028 Common Shares outstanding. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted upon at the Meeting. In addition to the Company's outstanding Common Shares, there are 8,000,000 Preferred Shares outstanding as at January 13, 2015 each entitled to one vote with respect to the Arrangement Resolution.

        To the knowledge of the Company's directors and executive officers, Franklin Resources, Inc. and its affiliates ("Franklin Templeton") is the only shareholder that beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Based on its most recent alternative monthly report, Franklin Templeton beneficially owns or controls, directly or indirectly, 133,910,311 shares, representing 12.92% of the outstanding Common Shares of the Corporation. Each of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.) and CEDE & Co. (the registration name for The Depository Trust and Clearing Corporation) hold in excess of 10% of the Common Shares for the benefit of their respective participants.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at
1-866-581-1570 toll free in North America, collect at 416-867-2272 outside of North America, or email contactus@kingsdaleshareholder.com

How do I vote?

        How you vote depends on whether you are a registered Shareholder or a non-registered Shareholder. Please read carefully the voting instructions below that are applicable to you.

Am I a registered Shareholder?

        Only a relatively small number of Shareholders of Talisman are registered Shareholders. You are a registered Shareholder if you hold any Common Shares: (a) in your own name and you have a share certificate; or (b) through the Direct Registration System. As a registered Shareholder, you are identified on the share registers maintained by the Company's registrar and Transfer Agent, Computershare Trust Company of Canada ("Computershare"), as being a Shareholder. The only registered holder of Preferred Shares is CDS & Co.

Am I a non-registered Shareholder (also commonly referred to as a beneficial Shareholder)?

        Most Shareholders of Talisman are non-registered Shareholders. You are a non-registered Shareholder if your Common Shares or Preferred Shares are held in an account in the name of an intermediary, such as a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary. Your ownership interest in Common Shares or Preferred Shares is recorded in an electronic system maintained by parties other than the Company. You are not identified on the share registers maintained by Computershare as being a Shareholder; rather, the Company's share registers show the Shareholder of your Common Shares or Preferred Shares as being the intermediary through which you own the Shares. Preferred Shareholders are all non-registered Shareholders.

How do I vote if I am a registered Shareholder?

        If you are a registered Shareholder, you may vote your Common Shares in one of the following ways:

  1.
  Attend the Meeting

        If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the materials sent to you. Simply attend the Meeting, register with Computershare at the registration table and you will be entitled to vote during the course of the Meeting.

  2.
  By Proxy

        You can vote by proxy whether or not you attend the Meeting. To vote by proxy, please complete the enclosed form of proxy and return it in accordance with the instructions provided.

        You may choose the directors included on the form of proxy to be your proxyholder, or you may appoint another person or company to be your proxyholder. The names already inserted on the form of proxy are C.R. Williamson, Chairman of the Board of Directors and a director of the Company, and H.N. Kvisle, President and Chief Executive Officer and a director of the Company. Unless you choose another person or company to be your proxyholder, you are giving these people the authority to vote your Common Shares at the Meeting or at any adjournment of the Meeting.

        To appoint another person or company to be your proxyholder, you should insert the other person's name or the company's name in the space provided. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares. If you do not insert a name, the directors and officer named above are appointed to act as your proxyholder.

        You may also use a different form of proxy than the one included with the materials sent to you, if you so desire. Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Calgary time) on

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at
1-866-581-1570 toll free in North America, collect at 416-867-2272 outside of North America, or email contactus@kingsdaleshareholder.com

February 13, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

        Registered Shareholders may vote by proxy by any of the following means:

  •
  by mail to the address listed above (a prepaid and pre-addressed envelope is enclosed);

  •
  by hand or by courier to the address listed above;

  •
  by telephone at 1-866-732-VOTE (8683); or

  •
  by Internet at www.investorvote.com.

What if my Common Shares are registered in more than one name or in the name of a company?

        If the Common Shares are registered in more than one name, all registered persons must sign the form of proxy. If the Common Shares are registered in a company's name or any name other than your own, you must provide documents showing your authorization to sign the form of proxy for that company or name.

How do I vote if I am a non-registered Shareholder?

        If you are a non-registered Shareholder, you may vote your Common Shares or Preferred Shares in one of the following ways:

  1.
  Through your intermediary

        A voting instruction form should be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form (the "VIF"), and communicate your voting instructions in accordance with the voting instruction form. Based on the VIF, Canadian and U.S. non-registered Shareholders may choose to vote in one of the following ways:

  •
  If you are a Canadian non-registered Shareholder:

  •
  Telephone: call the toll-free number indicated on the VIF: 1-800-474-7493 (English) or 1-800-474-7501 (French);

  •
  Online: enter the 16 digit control number at www.proxyvote.com;

  •
  Mail: the VIF may be returned by mail in the envelope provided with the materials; or

  •
  Mobile Voting: scan the QR code on your VIF with your smartphone and follow the instructions.

  •
  If you are a U.S. non-registered Shareholder:

  •
  Telephone: call the toll-free number indicated on the VIF: 1-800-454-8683;

  •
  Online: enter the 16 digit control number at www.proxyvote.com;

  •
  Mail: the VIF may be returned by mail in the envelope provided with the materials; or

  •
  Mobile Voting: scan the QR code on your VIF with your smartphone and follow the instructions.

        If you subsequently wish to change your voting instructions, contact your intermediary to discuss whether this is possible and what procedure to follow.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at
1-866-581-1570 toll free in North America, collect at 416-867-2272 outside of North America, or email contactus@kingsdaleshareholder.com

  2.
  Attend the Meeting

        If you wish to vote in person at the Meeting, you should take these steps:

  •
  Insert your name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder.

  •
  Do not otherwise complete the form, as you will be voting at the Meeting.

  •
  When you arrive at the Meeting, please register with Computershare at the registration table.

        Please note that you will not be admitted to vote at the Meeting by presenting a voting instruction form.

  3.
  Designate another person to be appointed as your proxyholder

        You can choose another person (including someone who is not a Shareholder) to vote for you as proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person's name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. When your proxyholder arrives at the Meeting, he or she should register with Computershare at the registration table.

Can I revoke my proxy or voting instructions?

        If you are a registered Common Shareholder, you may revoke your proxy by taking one of the following steps:

  •
  you may submit a new proxy to Computershare before 11:00 a.m. (Calgary time) on February 13, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting; or

  •
  you (or your attorney, if authorized in writing) may sign a written notice of revocation addressed to the Corporate Secretary and deposited at the registered office of the Company, Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

  •
  you (or your attorney, if authorized in writing) may sign a written notice of revocation and deliver it to the chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law.

        If you are a non-registered Shareholder, you should contact your intermediary through which you hold Common Shares or Preferred Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your intermediary.

How will my proxy be voted?

        On the form of proxy, you can indicate how you want your proxyholder to vote, or you can let your proxyholder decide for you.

        If you have specified on the form of proxy how you want to vote, (by marking FOR or AGAINST) the Arrangement Resolution then your proxyholder must vote accordingly.

        If you have not specified on the form of proxy how you want to vote, then your proxyholder can vote as he or she sees fit.

        Unless contrary instructions are provided, Shares represented by proxies received by management will be voted FOR the Arrangement Resolution.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at
1-866-581-1570 toll free in North America, collect at 416-867-2272 outside of North America, or email contactus@kingsdaleshareholder.com

What if there are amendments or if other matters are brought before the Meeting?

        The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on other business, including amendments or variations to the matters identified in the Notice of Meeting, as may properly be brought before the Meeting or any adjournment or postponement thereof.

        As of the time of printing this Information Circular, management of the Company is not aware of any other matter to be brought before the Meeting. If, however, other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Who counts the votes?

        Proxies are counted by the Transfer Agent, Computershare.

How are proxies solicited?

        The Company's management requests that you sign and return the enclosed form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

        The Company has engaged Kingsdale Shareholder Services as proxy solicitation agent.

What currency will the Cash Consideration be paid in?

        If you are a registered Common Shareholder, you will receive the Consideration per Common Share in U.S. dollars unless you exercise the right to elect in your Letter of Transmittal to receive the Consideration per Common Share in respect of your Common Shares in Canadian dollars. If you do not make an election in your Letter of Transmittal, you will receive payment in U.S. dollars.

        If you are a non-registered Common Shareholder, you will receive the Consideration per Common Share in U.S. dollars unless you contact the intermediary in whose name your Common Shares are registered and request that the intermediary make an election on your behalf. If your intermediary does not make an election on your behalf, you will receive payment in U.S. dollars.

        The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Common Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

        Preferred Shareholders will receive the Consideration per Preferred Share in Canadian dollars.

If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at
1-866-581-1570 toll free in North America, collect at 416-867-2272 outside of North America, or email contactus@kingsdaleshareholder.com

 APPENDIX H

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

 SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)
A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)    The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)
In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)
A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)
The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)
A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)
the shareholder's name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

Share certificate

(8)
A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)
A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)
A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)
On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)
the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)
the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay

(12)
A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)
a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)
Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)
Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)
Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)
If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)
An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)
A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)
On an application to a court under subsection (15) or (16),

(a)
all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)
the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)
On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)
A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)
The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)
A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)
If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)
If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)
withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)
A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)
the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-1570

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

QuickLinks

  Exhibit 99.1

LETTER TO SHAREHOLDERS
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE OF ORIGINATING APPLICATION
INTRODUCTORY INFORMATION
GLOSSARY
SUMMARY INFORMATION
THE ARRANGEMENT
INFORMATION CONCERNING TALISMAN
INFORMATION CONCERNING REPSOL AND ACQUISITIONCO
GENERAL PROXY MATTERS
OTHER INFORMATION
APPENDIX A ARRANGEMENT RESOLUTION
ARRANGEMENT RESOLUTION
APPENDIX B ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES
ARTICLE 5 COVENANTS OF THE PARTIES
ARTICLE 6 CONDITIONS
ARTICLE 7 ADDITIONAL AGREEMENTS
ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER
ARTICLE 9 GENERAL PROVISIONS
SCHEDULE "A" to the Arrangement Agreement Special Resolution of the Shareholders pursuant to section 192 of the CBCA
SCHEDULE "B" to the Arrangement Agreement Plan of Arrangement
[See Appendix C]
SCHEDULE "C" to the Arrangement Agreement Key Regulatory Approvals
SCHEDULE "D" to the Arrangement Agreement Form of Lock-Up Agreement
Acceptance
Terms of Lock-Up Agreement between Shareholders of Talisman Energy Inc. and TAPBC Acquisition Inc.
AMENDING AGREEMENT
SCHEDULE "A"
APPENDIX C PLAN OF ARRANGEMENT
APPENDIX D INTERIM ORDER
APPENDIX E OPINIONS OF GOLDMAN SACHS CANADA INC.
APPENDIX F OPINIONS OF NOMURA SECURITIES INTERNATIONAL, INC.
APPENDIX G VOTING INFORMATION
VOTING INFORMATION
APPENDIX H SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT